As filed with the Securities and Exchange Commission on May 11, 2011.

Registration No. 333-173619

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 5 TO
Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Jiayuan.com International Ltd.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	7371 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Room 1005, Changxin Building
No. 39 Anding Road
Chaoyang District, Beijing
The People's Republic of China
(8610) 6442-8783
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
David S. Wang, Esq. Steven D. Winegar, Esq. Paul, Hastings, Janofsky & Walker LLP 35th Floor, Park Place 1601 Nanjing West Road Shanghai 200040 China (8621) 6103-2900	David T. Zhang, Esq. Latham & Watkins 41st Floor, One Exchange Square 8 Connaught Place, Central Hong Kong (852) 2922-7886

Approximate date of commencement of proposed sale to the public:
as soon as practicable after the effective date of this registration statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee

Ordinary shares, par value US$0.001 per share(1)(2)	12,247,500	US$8.00	US$97,980,000	US$11,376(4)

(1)
Includes (a) ordinary shares represented by American depositary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and (b) ordinary shares represented by American depositary shares that are issuable upon the exercise of the underwriters' over-allotment option to purchase additional ordinary shares. These ordinary shares are not being registered for the purposes of sales outside the United States.

(2)
American depositary shares evidenced by American depositary receipts issuable upon deposit of the ordinary shares registered hereby are registered pursuant to a separate registration statement on Form F-6 (Registration No. 333-173756). Every two American depositary shares represent three ordinary shares.

(3)
Estimated solely for the purpose of computing the amount of registration fee in accordance with Rule 457(a) under the Securities Act.

(4)
Previously paid.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell and it is not soliciting an offer to purchase these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS DATED MAY 11, 2011

7,100,000 American Depositary Shares

Jiayuan.com International Ltd.

Representing 10,650,000 Ordinary Shares

        This is the initial public offering of our American depositary shares, or ADSs. We are offering 6,700,000 ADSs and the selling shareholder named in this prospectus is offering an additional 400,000 ADSs. Every two ADSs represent three ordinary shares, par value US$0.001 per share. We intend to use approximately US$4.0 million from the proceeds to pay dividends due to the holders of our Series A preferred shares, including US$3.0 million to Fame Gain Investments Ltd. ("Fame Gain"), Qiming Venture Partners, L.P. ("Qiming Partners") and Qiming Managing Directors Fund, L.P. ("Qiming Fund") Fame Gain is 100% owned by our chairman, Mr. Yongqiang Qian. The general partner of Qiming Partners is Qiming GP, L.P. and one of our directors, Mr. JP Gan, is a managing director of the general partner of both Qiming GP, L.P. and Qiming Fund. We will not receive any proceeds from the sale of ADSs by the selling shareholders.

        Prior to this offering, there has been no public market for our ADSs or our ordinary shares. We expect that the initial public offering price of our ADSs will be between US$10.00 and US$12.00 per ADS. We have applied to list our ADSs on the Nasdaq Global Market under the symbol "DATE."

        Investing in the ADSs involves risks. See "Risk Factors" beginning on page 14.

        Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discount	US$	US$
Proceeds to Jiayuan.com International Ltd. (before expenses)	US$	US$
Proceeds to the selling shareholder (before expenses)	US$	US$

        The underwriters expect to deliver the ADSs to purchasers on or about                        , 2011.

        The selling shareholders named in this prospectus have granted the underwriters an option to purchase up to 1,065,000 ADSs at the public offering price, less underwriting discount and commission, within 30 days from the date of this prospectus to cover over-allotments.

        Immediately following this offering, Fame Gain, Aprilsky Ltd., funds affiliated with Qiming Partners and other shareholders will continue to hold a majority of our outstanding ordinary shares. Fame Gain is 100% owned by our chairman, Mr. Yongqiang Qian. Aprilsky Ltd. is 100% owned by our chief executive officer, Ms. Haiyan Gong. The general partner of Qiming Partners is Qiming GP, L.P. and one of our directors, Mr. JP Gan, is a managing director of the general partner of Qiming GP, L.P. Our other shareholders include other executive officers as well as shareholders who were shareholders of our company prior to this offering.

BofA Merrill Lynch	Citi

CICC	Oppenheimer & Co.	Stifel Nicolaus Weisel

        The date of this prospectus is                        , 2011.

Largest online dating platform in China

No.1

- Number of unique visitors*
- Market share by money spent
- Market share by time spent
- Average time spent per user
- Average page views per user

Source: iResearch, 2010

Where China Searches For True Love

5.2 million active user accounts*
94 cities with more than 10,000 active user accounts in each city*
* In March 2011
>150,000 active user accounts
50,000-150,000 active user accounts
10,000-50,000 active user accounts

世纪佳缘 jiayuan.com

        You should rely only on the information contained in this prospectus or any free writing prospectus filed with the United States Securities and Exchange Commission, or the SEC, in connection with this offering. We and the selling shareholders have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus or any filed free writing prospectus. We and the selling shareholders are offering to sell, and seeking offers to buy, our ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or any filed free writing prospectus is accurate only as of its date, regardless of the time of its delivery or any sale of our ADSs.

i

PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs, discussed under "Risk Factors," before deciding whether to buy our ADSs. We commissioned iResearch Consulting Group, or iResearch, a market research firm in China, to prepare a report for the purpose of providing various industry and other information and illustrating our position in the online dating industry in China. Information from this report appears in the "Prospectus Summary," "Industry," "Business" and other sections of this prospectus. Reference to iResearch in this prospectus is to the information provided in the report prepared by iResearch.

Our Company

        We operate the largest online dating platform in China. As a pioneer in China's online dating market, we are committed to addressing the dating and marriage needs of China's rapidly growing urban singles population by providing a trusted, effective platform and a superior user experience. According to iResearch, we ranked first and commanded a 43.7% share of the total amount of money spent in China's online dating market in 2010. Our website, Jiayuan.com, provides single adults with unique opportunities to meet, interact and form a long-term relationship aimed towards marriage. Jiayuan.com also ranked first in terms of number of visits from different Internet Protocol addresses, or unique visitors, average time spent per user and average page views per user among all online dating websites in China in 2010, according to iResearch.

        We employ a results-based pricing model, which we believe distinguishes us from other online dating service providers. Unlike dating websites that follow a subscription-based model, we offer users free registration with immediate full search access to our database. This feature engages new users in the site and entices them to begin exploring our database for potential companions. Although the search capabilities and exploratory services are provided for free and our users are not required to pay to send an initial message to another user, either the sender or recipient must purchase a RMB2.00 virtual stamp in order for the message to be readable. After the initial message is read, future communications between the same users are free on Jiayuan.com. Our pricing strategy for the initial message is designed to reach and target the mass market with its affordability. Given the nominal cost of a virtual stamp, we believe this feature of our business is recession-resistant and serves as a strong foundation of our revenue model. Furthermore, for users who intend to send or who have received a large amount of initial messages, we offer various types of fee plans that include the option to send up to 100 initial readable messages per day or unlimited message reading during a specified subscription period.

        We believe our results-based pricing model is more attractive to users because they only pay for the results and services that they can see and has been one of the key factors enabling us to attract and retain a large user base. We believe most of our users are well-educated singles seeking long-term relationships aimed towards marriage. Our large and attractive user base combined with our results-based fee structure and user-friendly interface have created what we believe is a superior user experience. According to a survey conducted by iResearch in January 2011, we ranked first in customer satisfaction among our major competitors in China's online dating industry.

        We believe that our " " (Shiji Jiayuan) brand, which is our Chinese name, has become the most well-known and trusted online dating brand in China. From July to December 2010, " " (Shiji Jiayuan) was searched 25-times more often than " " (Jiao You), a common term for "dating" in Chinese, on Baidu.com. Leveraging our brand and national recognition, we have attracted a critical user mass locally in not only first-tier cities, such as Beijing, Shanghai, Guangzhou and Shenzhen, but also in many second-tier cities across China. We intend to continue expanding our user base into other second-tier and third-tier cities. A large user base is a major attraction for new users because of the large number of potential companions available to each of our users at their preferred location. We believe our localized critical mass on a national scale and well-regarded brand name is difficult for competitors to replicate and provides us with an important competitive advantage.

        Leveraging the prominence of our brand in China's online dating market, we have been expanding our business to offline events and VIP services. Since 2008, we have hosted on average 670 large scale social gatherings per year in cities throughout China to provide our users offline opportunities to meet in person. Such offline events also promote our national brand name and benefit our online platform. Our VIP services, which offer personalized search services geared towards more affluent clients, help to diversify our revenue mix.

        We only started charging fees for messaging services provided on our Jiayuan.com website in October 2008, and currently we derive most of our revenues from our online business. As of March 31, 2011, we had a total of 40.2 million registered user accounts, with an average of 4,744,705 active user accounts in the first quarter of 2011. Active user accounts refer to registered user accounts through which registered users have logged-in to our Jiayuan.com website at least once within a calendar month in the case of user accounts registered in prior months, or on at least two separate days within a calendar month, including the day of completion of the registration process, in the case of user accounts newly registered in the calendar month. In the first quarter of 2011, the number of our average monthly paying user accounts was 882,471, compared to 306,163 in the first quarter of 2010, representing an increase of 188.2%. We generated net revenues of RMB27.6 million, RMB63.9 million and RMB167.6 million (US$25.4 million) in 2008, 2009 and 2010, respectively. We had a net loss of RMB13.9 million in 2008 and net income of RMB5.7 million and RMB16.7 million (US$2.5 million) in 2009 and 2010, respectively. Excluding non-cash share-based compensation expenses, we had a non-GAAP net loss of RMB13.7 million in 2008 and non-GAAP net income of RMB7.3 million and RMB23.7 million (US$3.6 million) in 2009 and 2010, respectively. For a reconciliation of our non-GAAP net (loss)/income to our U.S. GAAP net (loss)/income, see "Summary Consolidated Financial and Operating Data."

Industry Background

        China's online dating market has grown significantly due to improved public acceptance of and confidence in online dating services. While the online dating industry has reached a mature stage in some markets, such as the United States, China's online dating market is still early in its development and is undergoing rapid growth. China's online dating market is projected by iResearch to grow from RMB487 million in 2010 to RMB1.9 billion in 2015, representing a compound annual growth rate for the online dating market of 31.3%, significantly outpacing the 3.4% compound annual growth rate for the online dating market in the United States during the same period as projected by IBISWorld. The tremendous demand for online dating services in China is primarily driven by (i) unprecedented urbanization, (ii) rapid demographic changes, including a growing gender imbalance, (iii) China's unique cultural considerations and traditional values and (iv) China's fast growing Internet industry. According to iResearch, the number of singles over the age of 18 visiting online dating websites increased from 14 million in 2009 to 19 million in 2010 and is expected to reach 60 million in 2015.

Our Competitive Strengths

        We believe that the following strengths contribute to our success and differentiate us from our competitors:

  •
  leading market position in the fast growing online dating industry;

  •
  nationally renowned and trusted brand;

  •
  large user base and extensive network of cities with critical scale;

  •
  effective and innovative pricing strategy and business model; and

  •
  experienced management team.

Our Strategies

        We aim to continue to strengthen our leading market position in China and strive to develop our group of websites into a leading global online dating, marriage and family platform. We intend to achieve this goal by implementing the following strategies:

  •
  continue to promote our brand name and increase our market penetration;

  •
  further increase our paying user base and monetize the services we provide them;

  •
  expand our wireless dating services;

  •
  leverage the success of our online dating platform by expanding our business scope into related areas and niche markets; and

  •
  continue to enhance our research and development capabilities.

Our Challenges

        The successful execution of our strategies is subject to certain risks and uncertainties, including those relating to:

  •
  our ability to continue to attract users to our websites;

  •
  our ability to develop and introduce new online dating services and products that meet our users' needs and expectations;

  •
  our ability to compete effectively with present and future competitors or to adjust to changing market conditions and trends;

  •
  the continued recognition of our "

  " (Shiji Jiayuan) brand and the further enhancement of our other brands;

  •
  substantial uncertainties and restrictions with respect to the interpretation and application of PRC laws and regulations relating to the distribution of Internet content in China; and

  •
  the corporate structure we have adopted to operate our business in China, under which we do not have equity ownership of our PRC operating companies and Shanghai Shiji Jiayuan Matchmaking Service Center, or Jiayuan Shanghai Center, and instead exercise control over them through contractual arrangements.

        See "Risk Factors" and other information included elsewhere in this prospectus for a discussion of these and other challenges, risks and uncertainties.

Our History and Corporate Structure

        Our founder and chief executive officer, Ms. Haiyan Gong, commenced our online dating business in 2003. Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunications service businesses and the prohibition on privately funded non-enterprise institutions from engaging in profit-making business operations in China, we do not have any direct ownership interests or direct voting rights in any of our PRC operating companies and Jiayuan Shanghai Center. We operate our online dating services and offline VIP services through a series of contractual arrangements entered into among Miyuan (Shanghai) Information Technology Co., Ltd., or Shanghai Miyuan, Beijing Miyuan Information Technology Co., Ltd., or Beijing Miyuan, Shanghai Huaqianshu Information Technology Co., Ltd, or Shanghai Huaqianshu, its shareholders, Jiayuan Shanghai Center, Beijing Huaqianshu Information Technology Co., Ltd., or Beijing Huaqianshu, its shareholders, Beijing Shiji Xique Information Technology Co., Ltd., or Xique, and its shareholders, including an assignment agreement between Beiing Miyuan, Shanghai Miyuan, Beijing Huaqianshu and its shareholders and an assignment agreement between Beijing Miyuan, Shanghai Miyuan, Xique and its shareholders. Shanghai Huaqianshu, Beijing Huaqianshu and Xique, hold, or are in the process of obtaining, the licenses and approvals that are required to operate our business. As a result of these contractual arrangements, we have the right to control management decisions and direct the economic activities that most significantly impact Shanghai Huaqianshu, Beijing Huaqianshu, Xique and Jiayuan Shanghai Center, and to obtain substantially all of the economic benefits in Shanghai Huaqianshu, Beijing Huaqianshu, Xique and Jiayuan Shanghai Center and the obligation to fund their losses. Therefore, we are deemed to be the primary beneficiary of Shanghai Huaqianshu, Beijing Huaqianshu, Xique and Jiayuan Shanghai Center, and, accordingly, under generally accepted accounting principles in the United States, or U.S. GAAP, we consolidate their operating results in our consolidated financial statements. For a more detailed discussion of these contractual arrangements, see "Our History and Corporate Structure," and for a detailed description of the regulatory environment for Internet-based businesses and offline VIP services in China that necessitates our adoption of this structure, see "Regulation." In addition, for a detailed description of the risks associated with our corporate structure and the contractual arrangements that support our corporate structure, see "Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure."

        We were required under PRC law to make an initial capital contribution of RMB990,000 in Beijing Miyuan by April 25, 2011. However, in order for us to have made the capital contribution, Beijing Miyuan was required to have obtained a foreign exchange registration certificate from the local branch of the State Administration of Foreign Exchange, or SAFE. A prerequisite to Beijing Miyuan receiving such foreign exchange registration certificate was that the PRC residents holding direct or indirect interests in our company, Ms. Haiyan Gong, our founder and chief executive officer, Mr. Yongqiang Qian, our chairman, Mr. Xu Liu, Mr. Fuping Yu, Mr. Cheng Li and Mr. Qingjun Zhu, complete their registrations and any updated registrations with the local SAFE office under SAFE Circular 75. Due to our reorganization, Ms. Haiyan Gong, Mr. Yongqiang Qian, and Mr. Xu Liu are required to amend their previous registrations and their ownership changes pursuant to the SAFE Circular No. 75 and Mr. Fuping Yu, Mr. Cheng Li and Mr. Qingjun Zhu are required to register in accordance with SAFE Circular No. 75. However, the registrations by these six PRC resident shareholders were not completed in time, and Beijing Miyuan was unable to obtain a foreign exchange registration certificate by April 25, 2011. As a result, we were unable to make the initial capital contribution before the prescribed statutory deadline. Under PRC law, Beijing Miyuan's Foreign Invested Enterprise Approval Certificate issued by the local office of the Ministry of Commerce is consequently deemed to be invalid. We are required to deregister Beijing Miyuan with the local Administration of Industry and Commerce, or AIC, office and return Beijing Miyuan's business license to the local AIC office for cancellation. In addition, the local AIC office may also revoke Beijing Miyuan's business license on its own initiative even if we do not voluntarily deregister Beijing Miyuan and return the business license. If Beijing Miyuan is deregistered and its business license is returned to the local AIC for cancellation, or its business license is revoked by the local AIC office, Beijing Miyuan will no longer be a validly existing legal entity. As of the date of this prospectus, Beijing Miyuan has not commenced operations, it does not have any staff or assets and it does not generate any revenue. See "Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure—If Beijing Miyuan, one of our PRC subsidiaries, is deregistered or if its business license is cancelled or revoked by the government, we may be required to incur additional costs to reorganize our corporate structure" and "Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore SPVs by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liabilities or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us or may otherwise adversely affect us."

        The following diagram illustrates our shareholding and corporate structure as of the date of this prospectus:

(1)
The shareholding percentage is determined by dividing (i) the number of ordinary shares held by such person by (ii) the total number of ordinary shares outstanding as of the date of this prospectus. The shareholding percentage does not take into account any option held by such person, including those options that are currently exercisable or exercisable within 60 days of the date of this prospectus.

(2)
Harper Capital Inc., or Harper, is in the process of transferring its 100% equity interest in Shanghai Miyuan to Jiayuan Hong Kong. We expect to complete this transfer in the second quarter of 2011. Shanghai Miyuan has received all of the required approvals from the Ministry of Commerce to effect this transfer. It is in the process of updating its AIC registration to reflect the equity transfer from Harper to Jiayuan Hong Kong. Shanghai Miyuan is also required to update its foreign exchange registration certificate with the local office of the SAFE after the AIC registration is completed. See "Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure—We may be unable to complete the transfer of the equity interest in Shanghai Miyuan from Harper to Jiayuan Hong Kong which may cause us to incur additional costs, divert resources and management attention."

(3)
The PRC residents holding direct or indirect interests in our company to which we have knowledge are in the process of registering and amending registrations with the local SAFE branch. These PRC residents are Ms. Haiyan Gong, our founder and chief executive officer, Mr. Yongqiang Qian, our chairman, Mr. Xu Liu, Mr. Fuping Yu, Mr. Qingjun Zhu and Mr. Cheng Li. Because these registrations are still in process, Beijing Miyuan was unable to obtain a foreign exchange registration certificate by April 25, 2011, the date on which the first installment of the capital contribution was required to be made. Jiayuan Hong Kong was thus unable to pay the first installment of the capital contribution. As a result, under PRC law, Beijing Miyuan's Foreign Invested Enterprise Approval Certificate issued by the local office of the Ministry of Commerce is consequently deemed to be invalid. We are required to deregister Beijing Miyuan with the local AIC office and return Beijing Miyuan's business license to the local AIC office for cancellation. In addition, the local AIC office may also revoke Beijing Miyuan's business license on its own initiative even if we do not voluntarily deregister Beijing Miyuan and return the business license. If Beijing Miyuan is deregistered and its business license is returned to the local AIC for cancellation, or its business license is revoked by the local AIC office, Beijing Miyuan will no longer be a validly existing legal entity. See "Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure—If Beijing Miyuan, one of our PRC subsidiaries, is deregistered or if its business license is cancelled or revoked by the government, we may be required to incur additional costs to reorganize our corporate structure" and "Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore SPVs by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liabilities or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us or may otherwise adversely affect us."

(4)
These contracting shareholders are Ms. Haiyan Gong, Mr. Yongqiang Qian, Mr. Xu Liu, Mr. Fuping Yu, Mr. Qingjun Zhu and Mr. Cheng Li.

(5)
Jiayuan Shanghai Center was established by Shanghai Huaqianshu as a privately funded non-enterprise institution that engages in non-profit social services.

        The following diagram illustrates our anticipated shareholding and corporate structure immediately following this offering and assuming that Harper has completed the transfer of its 100% equity interest in Shanghai Miyuan to Jiayuan Hong Kong and that the underwriters do not exercise their over-allotment option:

(1)
The shareholding percentage is determined by dividing (i) the number of ordinary shares held by such person by (ii) the total number of ordinary shares outstanding immediately after the completion of this offering. The shareholding percentage does not take into account any option held by such person, including those options that are currently exercisable or exercisable within 60 days of the date of this prospectus.

(2)
These contracting shareholders are Ms. Haiyan Gong, Mr. Yongqiang Qian, Mr. Xu Liu, Mr. Fuping Yu, Mr. Qingjun Zhu and Mr. Cheng Li.

(3)
Jiayuan Shanghai Center was established by Shanghai Huaqianshu as a privately funded non-enterprise institution that engages in non-profit social services.

        Immediately following this offering, Fame Gain, Aprilsky, funds affiliated with Qiming Venture Partners, L.P. and other shareholders will continue to hold a majority of our outstanding ordinary shares. Fame Gain is 100% owned by our chairman, Mr. Yongqiang Qian. Aprilsky is 100% owned by our chief executive officer, Ms. Haiyan Gong. The general partner of Qiming Venture Partners, L.P. is Qiming GP, L.P. and one of our directors, Mr. JP Gan, is a managing director of the general partner of Qiming GP, L.P. Our other shareholders include other executive officers as well as shareholders who were shareholders of our company prior to this offering. In addition, Mr. Qian, Ms. Gong and Mr. Gan will serve as three of the five members of our board of directors immediately following this offering.

Our Corporate Information

        Our principal executive offices are located at Room 1005, Changxin Building, No. 39 Anding Road, Chaoyang District, Beijing, the People's Republic of China, and our telephone number is +8610 6442-8783. Our website address is http://www.jiayuan.com. The information on our website does not form a part of this prospectus. Our registered office in the Cayman Islands is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011. Investor inquiries shall be directed to us at the address and telephone number of our principal office set forth above.

THE OFFERING

Total ADSs offered	7,100,000 ADSs
By us	6,700,000
By the selling shareholder	400,000
ADSs outstanding immediately after this offering	7,100,000 ADSs
Ordinary shares outstanding immediately after this offering	46,889,394 ordinary shares(1)
The ADSs	Every two ADSs represent three ordinary shares.

The depositary will hold the ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement. You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange. We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the "Description of American Depositary Shares" section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Depositary	Citibank, N.A.
Over-allotment option

The selling shareholders have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,065,000 additional ADSs at the initial public offering price, less underwriting discount and commission, solely for the purpose of covering over-allotments. We will not receive any proceeds from the sale of ADSs by the selling shareholders if the over-allotment option is exercised.

Use of proceeds

Our net proceeds from this offering are expected to be approximately US$65.7 million (assuming an initial public offering price of $11.00 per ADS, the mid-point of the estimated initial public offering price range shown on the cover of this prospectus). We plan to use the net proceeds we receive from this offering to pay dividends due to holders of Series A preferred shares, including US$3.0 million to Fame Gain, Qiming Venture Partners L.P. and Qiming Managing Directors Fund, L.P., and for general corporate purposes, including capital expenditures, such as in connection with establishing new offices, expanding our services and purchasing additional hardware for expanded capacity and to meet new demands from new services, and funding possible future strategic acquisitions. See "Use of Proceeds" for additional information.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.
Listing	We have applied to have our ADSs listed on the Nasdaq Global Market. Our ADSs and ordinary shares will not be listed on any other stock exchange or traded on any over-the-counter trading system.
Proposed Nasdaq Global Market symbol	"DATE"
Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of risks you should carefully consider before investing in our ADSs.
Lock-up

We, our directors and executive officers, all of our existing shareholders and certain of our existing option-holders have agreed with the underwriters not to sell, transfer or dispose of, directly or indirectly, any of our ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for our ADSs or ordinary shares for a period of 180 days following the date of this prospectus. See "Underwriting."

Reserved ADSs

At our request, the underwriters have reserved for sale, at the initial public offering price, up to seven percent of the ADSs offered by this prospectus to our directors, officers, employees, business associates and related persons through a directed share program.

(1)
The number of ordinary shares that will be outstanding immediately after this offering assumes the automatic conversion of all of our preferred shares, but excludes 3,527,113 ordinary shares issuable upon the exercise of options outstanding as of the date of this prospectus

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following summary consolidated financial data for the periods and as of the dates indicated should be read in conjunction with our consolidated financial statements and the accompanying notes, "Selected Consolidated Financial and Operating Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all of which are included elsewhere in this prospectus.

        The summary consolidated statement of operations data for the fiscal years ended December 31, 2008, 2009 and 2010, and the summary consolidated balance sheet data as of December 31, 2008, 2009 and 2010, are derived from our audited consolidated financial statements included elsewhere in this prospectus.

        Our consolidated financial statements are prepared in accordance with U.S. GAAP. Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future periods.

        For a description of our selected unaudited consolidated financial data as of and for the three months ended March 31, 2011, see "Recent Developments."

Consolidated Statement of Operations Data:

	Years ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Net revenues	27,625	63,894	167,589	25,392
Cost of revenues(1)	(21,353)	(28,448)	(61,049)	(9,250)

Gross profit	6,272	35,446	106,540	16,142
Operating expenses:
Selling and marketing expenses(1)	(14,677)	(16,574)	(57,867)	(8,767)
General and administrative expenses(1)	(5,872)	(8,631)	(24,338)	(3,685)
Research and development expenses(1)	—	(8)	(381)	(58)

Total operating expenses	(20,549)	(25,213)	(82,586)	(12,510)

Operating (loss)/income	(14,277)	10,233	23,954	3,632

Interest income, net	734	1,189	1,876	284
Foreign currency exchange losses, net	(299)	(3)	—	—
Other (expenses)/income, net	(19)	6	898	134

(Loss)/income before income tax	(13,861)	11,425	26,728	4,050
Income tax expenses	—	(5,748)	(10,011)	(1,517)

Net (loss)/income attributable to Jiayuan.com International Ltd.	(13,861)	5,677	16,717	2,533

Accretion of Series A redeemable convertible preferred shares	(7,504)	(7,976)	(8,690)	(1,317)
Income allocated to participating preferred shareholders	—	(5,677)	(16,717)	(2,533)

Net loss attributable to ordinary shareholders	(21,365)	(7,976)	(8,690)	(1,317)

Net loss per share:
Basic	(0.78)	(0.29)	(0.32)	(0.05)
Diluted	(0.78)	(0.29)	(0.32)	(0.05)
Weighted average shares used in calculating net loss per share, basic	27,272,727	27,272,727	27,272,727	27,272,727
Weighted average shares used in calculating net loss per share, diluted	27,272,727	27,272,727	27,272,727	27,272,727
Unaudited pro-forma net income per share(2):
Basic			0.45	0.07
Diluted			0.44	0.07
Weighted average shares used in calculating pro-forma net income per share, basic			37,056,857	37,056,857
Weighted average shares used in calculating pro-forma net income per share, diluted			38,165,872	38,165,872
Non-GAAP net (loss)/income(3)	(13,716)	7,302	23,680	3,588

(1)
Includes share-based compensation expenses as follow:

	Years ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	96	178	2,041	310
Selling and marketing expenses	—	52	700	106
General and administrative expenses	49	1,395	4,174	632
Research and development expenses	—	—	48	7

Total	145	1,625	6,963	1,055

(2)
The unaudited pro-forma net income per share for the year ended December 31, 2010 gives effect to (i) the conversion of our Series A preferred shares into ordinary shares on the original date of issuance at the rate of one ordinary share for each preferred share and (ii) the adjustment of dilutive shares whose proceeds are presumed to be used to pay for the difference between the cumulative participating dividends due to holders of our Series A preferred shares, in the amount of RMB25.9 million (US$4.0 million) as of the expected completion date of this offering, and our net income for the year ended December 31, 2010, based on an assumed initial public offering price of US$11.00 per ADS (the midpoint of the estimated initial public offering price range) less estimated offering expenses of US$1.20 per ADS where every two ADSs represent three ordinary shares as disclosed on the cover of this prospectus.

(3)
We define non-GAAP net (loss)/income as net (loss)/income attributable to Jiayuan.com International Ltd. excluding share-based compensation expenses. We review non-GAAP net (loss)/income together with net (loss)/income attributable to Jiayuan.com International Ltd. to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in our business. However, the use of non-GAAP net (loss)/income has material limitations as an analytical tool. One of the limitations of using non-GAAP net (loss)/income is that it does not include all items that impact our net (loss)/income attributable to Jiayuan.com International Ltd. during the periods. In addition, because non-GAAP net (loss)/income is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP net (loss)/income in isolation from or as an alternative to net (loss)/income attributable to Jiayuan.com International Ltd. prepared in accordance with U.S. GAAP. Our non-GAAP net (loss)/income is calculated as follows for the periods presented:

	Years ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
	(in thousands)
Net (loss)/income attributable to Jiayuan.com International Ltd.	(13,861)	5,677	16,717	2,533
Add: Share-based compensation expenses	145	1,625	6,963	1,055

Non-GAAP net (loss)/income	(13,716)	7,302	23,680	3,588

Consolidated Balance Sheet Data:

	As of December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
	(in thousands)
Total current assets	50,655	76,407	149,229	22,612
Total assets	54,517	80,572	164,258	24,889
Total liabilities	6,813	25,566	85,572	12,966
Series A redeemable convertible preferred shares	79,795	87,694	93,559	14,176
Total shareholders' deficit	(32,091)	(32,688)	(14,873)	(2,253)

Key Operating Data:

	As of December 31,			As of March 31,
	2008	2009	2010	2011
Number of registered user accounts	12,702,855	19,243,134	35,090,025	40,156,311

	Years ended December 31,
	2008	2009	2010
Number of average monthly active user accounts(1)	—	—	3,700,348
Number of average monthly paying user accounts	92,102	203,317	552,930

	Three months ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011
Number of average monthly active user accounts(1)	—	—	—	—	2,509,917	3,686,260	4,201,952	4,403,262	4,744,705
Number of average monthly paying user accounts	174,690	191,349	210,134	237,094	306,163	495,036	649,250	761,271	882,471

(1)
The information prior to 2010 is not available.

	Three months ended
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011
Number of average monthly VIP customers	157	194	252	278	276

RISK FACTORS

        You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before investing in our ADSs. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations and prospects. The market price of our ADSs could decline due to any of these risks and uncertainties, and you may lose all or part of your investment.

Risks Relating to Our Business

Our limited operating history and relatively new business model in an emerging and rapidly evolving market make it difficult to evaluate our future prospects.

        Our founder, Ms. Haiyan Gong, commenced our online dating business in 2003. We only began charging our users message fees on our online dating website in October 2008. Prior to this, we generated revenues primarily from charging for non-message related value-added services, such as advanced memberships, priority search rankings and from selling advertisement space on our website. As such, we have a limited relevant operating history from which to evaluate our business, financial performance and prospects. Since the change in our business model in 2008, we have derived a substantial portion of our net revenues from service fees generated from online dating services on our website. Our online services revenue represented 56.8%, 71.0% and 80.0% of our net revenues in 2008, 2009 and 2010, respectively. As a result, we have a short operating history under our current revenue model for you to evaluate in assessing our future prospects. We may not be able to achieve similar results or growth in future periods. Our business model may become obsolete due to development of other business models or technologies. You must consider our business and prospects in light of the risks and difficulties we will encounter as a young company in a new and rapidly evolving market. Our ability to maintain profitability primarily depends on, among other factors, the growth of the online dating industry in China, the continued acceptance of our business model by our users, our ability to generate continuing interest in our websites, our ability to provide services that meet the needs of our users and our ability to control costs and expenses. Accordingly, you should not rely on our results of operations for any prior period as an indication of our future performance. We may not be able to effectively assess or address the evolving risks and difficulties present in the market, which could threaten our capacity to continue operations successfully in the future.

If our efforts to attract a large number of users, convert users into paying users and retain paying users are not successful, our operating results would suffer.

        Our future growth depends on our ability to attract a large number of users, convert our users into paying users and retain our paying users. This depends in part on our ability to deliver a high-quality online dating experience to our users and our development and introduction of enhanced services to retain our paying users. As a result, we must invest significant resources in order to enhance our existing services and continue to introduce new services that people will use. If we are unable to predict user preferences or industry changes, or if we are unable to modify and enhance our services on a timely basis, we may lose user interest and fail to attract new and paying users. Our operating results would also be adversely affected if our services are not responsive to the needs of our users and paying users.

Our selling and marketing expenses may increase and if efforts to increase traffic to our websites are not successful or cost-effective, our net revenues and profitability may be materially and adversely affected.

        We rely on a variety of different marketing efforts to attract traffic to our various websites and convert users into paying users. Our marketing activities involve considerable expenditures for online and traditional offline advertising and marketing. Our online advertising is designed to direct traffic to our websites and includes purchased listings on various major Internet search engines in China as well as advertising on third-party websites. Purchased listings generally are displayed if searches for a particular word are performed on a search engine. Advertising on third-party websites includes purchasing advertising space and links to our website. Depending on the arrangement, we pay a fixed fee when visitors to these websites click through to our website, a fee based on the volume of clicks to our website or a fee based on the volume of successful registrations from visitors who click through to our website. These arrangements are generally not exclusive. Our offline advertising includes advertising on conventional media such as television stations and print media.

        Our selling and marketing expenses vary over time, depending upon a number of factors, many of which are beyond our control. For example, the cost of online advertising has recently increased substantially, and we expect those costs to continue to rise as long as the demand for online advertising remains robust. If we are not able to reduce our other operating costs, increase our paying user base or increase average revenue per user to offset such anticipated increases, our profitability may be materially and adversely affected. In addition, our marketing activities may not be successful or cost-effective. Existing arrangements with third parties can be terminated or allowed to lapse upon their expiration and we may not be able to replace this traffic and the related revenues. We also may not be able to enter into new arrangements with third parties in response to industry trends, which would adversely affect our business, financial condition and results of operations.

        Marketing strategies in China are evolving. This further requires us to enhance our marketing strategies and experiment with new marketing methods to keep pace with industry developments. Failure to refine our existing marketing activities or to introduce new effective marketing activities in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our profitability.

If one or more of our users suffers, or alleges to have suffered physical, financial or emotional harm or our online dating services is misused by users, we may suffer damage to our reputation and our brand, which in turn could adversely affect our net revenues and cause the value of our ADSs to decline.

        The nature of online dating is such that we cannot control the actions of our users in their communications or physical actions. It is possible that one or more of our users could be physically, financially, emotionally or otherwise harmed following interaction with other users. We warn our users to exercise caution in meetings they arrange following the use of our services or participation in our offline events, but if one or more of our users suffers or alleges to have suffered physical, financial, emotional or other harm following contact initiated on our online dating website or an online dating website of one of our competitors, any resulting negative publicity or legal action could harm our reputation and business and may have an adverse effect on China's online dating industry in general, potentially leading to, among other things, increased government scrutiny and regulation. From time to time, we are subject to claims, which may include lawsuits, by users relating to incidents that have occurred after users meet each other.

        Users may also be able to circumvent the controls we have in place to prevent illegal or dishonest activities and behaviors on our website, such as seeking payment for sexual activity and related activities. Users could also post fraudulent profiles or create false profiles on behalf of other non-consenting parties.

        Any such incident involving our online dating services could damage our reputation and our brand. This, in turn, could adversely affect our net revenues and could cause the value of our ADSs to decline. In addition, the affected users could initiate legal or other actions against us, which could cause us to incur significant expenses and damage our reputation.

If we are unable to maintain and enhance our brands, we may be unable to maintain or expand our user base.

        We believe that the reputation and level of market awareness for our " " (Shiji Jiayuan) and " " (Jiayuan) brands have contributed significantly to the success of our business. Maintaining and enhancing our brand recognition and reputation depends primarily on the quality and consistency of our services, as well as the success of our marketing and promotional efforts. We believe that maintaining and enhancing our brand is critical to our efforts to attract and expand our user base. We believe that the importance of brand recognition will continue to increase given the growing number of Internet sites and the low barriers to entry for companies to set up online dating services. To attract and retain users, and to promote and maintain our brands in response to competitive pressures, we intend to increase our financial commitment to creating and maintaining distinct brand loyalty. If visitors and users to our websites do not perceive our existing services to be of high quality, or if we introduce new services that are not favorably received, the value of our brands could be diluted, thereby decreasing the attractiveness of our websites. While we have devoted significant resources to brand promotion efforts in recent years, we cannot assure you that our ongoing marketing efforts will be successful in further promoting our brand. In addition, our brand image may be harmed by negative publicity relating to our company or websites regardless of its veracity. If we are unable to further maintain and enhance our brand recognition and increase market awareness for our company and services, our ability to attract users may be harmed and our business prospects may be materially and adversely affected.

We have not obtained the trademark registration for the " " (Shiji Jiayuan) trademark for dating and marriage agency services. If we cannot secure rights to use this trademark for dating and marriage agency services, we may be subject to third-party claims, including claims by an individual who applied to register such trademark in 2005, and may be forced to discontinue using this trademark for dating and marriage agency services, which may adversely affect our ability to maintain our brands, cause us to incur litigation costs and divert resources and management attention.

        We have not obtained the trademark registration of the " " (Shiji Jiayuan) trademark, the Chinese character form of our "Shiji Jiayuan" brand, for dating and marriage agency services under Class 45 (Dating and Marriage Agency Services) of the International Classification of Goods and Services for such services. We have used this trademark since 2003 and have obtained the trademark registration for this trademark for use on a website under Class 42 (Website).

        We applied to the PRC Trademark Office of the State Administration for Industry and Commerce, or the PRC Trademark Office, for the registration of such trademark for dating and marriage agency services under Class 45 (Dating and Marriage Agency Services) in September 2009. In October 2010, the PRC Trademark Office rejected our trademark registration application on the basis that an individual had applied to register the " " (Shiji Jiayuan) trademark under Class 45 in June 2005. After being informed by the PRC Trademark Office of their decision in October 2010, we filed an opposition to this individual's trademark registration application under Class 45 on the ground of malicious registration. Our opposition is currently pending. If we are unable to prevail in our opposition to the trademark registration application with the PRC Trademark Office, there is a risk that litigation may become necessary, which may force us to incur significant costs and divert resources and management attention. We may lose the right to use our " " (Shiji Jiayuan) trademark for dating and marriage agency services, which could have a material adverse impact on our brand recognition and reputation, our business, results of operations and financial condition.

        We are in the process of registering some of our other key trademarks in China. If our applications for our key trademarks are unsuccessful or a third party is able to register them, we may lose our ability to use our key trademarks and be unable to prevent others from using similar or identical trademarks. Furthermore, a lack of registration or license to legally use the trademarks may subject us to trademark infringement claims for our use of key trademarks. Losing the right to use our key trademarks for any reason or being subject to trademark infringement claims may adversely affect our ability to maintain and protect our brands, cause us to incur litigation costs and divert resources and management attention.

Competition presents an ongoing threat to the performance of our business and may make it difficult for us to attract and retain users.

        The online dating sector in China is highly competitive. The market is characterized by the frequent introduction of new websites and services, short website life cycles, constantly evolving trends, rapid adoption of technological advancements, as well as price sensitive users. We expect competition in the online dating business in China to continue to increase because there are no substantial barriers to setting up an online dating website. As of December 31, 2010, there were more than 50 online dating websites in China and we compete directly with online dating service providers such as Baihe.com and Zhenai.com. In addition, we face competition from Internet portals and social networking websites such as Sina.com.cn, Sohu.com, QQ.com, 163.com, Renren.com and Kaixin001.com. We also face competition and potential competition from overseas operators of online dating services and Internet companies that offer or seek to offer online dating services in China.

        In addition, we compete with traditional dating services, as well as newspapers, magazines and other traditional media companies that provide dating services. We believe that our ability to compete successfully depends upon many factors both within and beyond our control, including the following:

  •
  the size and diversity of our user base;

  •
  the timing and market acceptance of our services, including the developments of and enhancements to those services relative to those offered by our competitors;

  •
  customer service and support efforts;

  •
  selling and marketing efforts; and

  •
  our brand strength in the marketplace relative to our competitors.

        Many of our current and potential competitors, including overseas companies that offer or seek to offer online dating services in China, have longer operating histories, significantly greater financial, technical, marketing and other resources and larger user bases than we do. These factors may allow our competitors to respond more quickly than we can to new or emerging technologies and changes in user requirements. These competitors may engage in more extensive technological development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies which may allow them to build larger user bases than we have. Our competitors may develop products or services that are equal or superior to our services or that achieve greater market acceptance than our services. These activities could attract users away from our websites and reduce our market share.

        In addition, current and potential competitors may make, strategic acquisitions or establish cooperative and, in some cases, exclusive relationships with significant companies or competitors to expand their businesses or to offer more comprehensive services. To the extent these competitors or potential competitors establish exclusive relationships with major portals, search engines and Internet service providers, our ability to reach potential users may be restricted. Any of these competitors could cause us difficulty in attracting and retaining users and could jeopardize our existing relationships with portals, search engines and other web properties.

If we fail to keep pace with rapid technological change, our competitive position will suffer.

        We operate in a market characterized by rapidly changing technologies, evolving industry standards, frequent new product and service announcements, enhancements and changing user demands. Accordingly, our performance will depend on our ability to adapt to rapidly changing technologies and industry standards, and our ability to continually improve the speed, performance, features, ease of use and reliability of our services in response to both evolving demands of the marketplace and competitive services. There may be occasions when we may not be as responsive as many of our competitors in adapting our services to changing industry standards and the needs of our users. Our industry has been subject to constant innovation and competition. Historically, new features may be introduced by one competitor, and if they are perceived as attractive to users, they are often copied later by others. Over the last few years, such new feature introductions in the industry have included instant messaging, message boards, e-cards, virtual gifts, personality profiles and mobile content delivery. In addition, the number of people who access the Internet through devices other than desktop and laptop computers, including mobile telephones and other handheld computing devices, has increased dramatically in the past few years, and we expect this growth to continue.

        Introducing new technologies into our systems involves numerous technical challenges, substantial amounts of capital and personnel resources and often takes many months to complete. For example, the lower resolution, functionality and memory currently associated with mobile devices may make the use of our services through such mobile devices more difficult and impair the user experience relative to access via desktop and laptop computers. We intend to continue to devote effort and funds toward the development of additional technologies and services. We may not be able to effectively integrate new technologies on a timely basis or at all, which may decrease user satisfaction with our online dating services. Such technologies, even if integrated, may not function as expected or may be unable to attract and retain a substantial number of mobile device users to our online dating services. We also may not be able to protect such technology from being used by our competitors. Our failure to keep pace with rapid technological changes could have a material and adverse effect on our business.

If we were to lose the services of our founder and chief executive officer, Ms. Haiyan Gong, our business could be disrupted and our business prospects could be adversely affected.

        Our founder and chief executive officer, Ms. Haiyan Gong, has played an important role in the growth and development of our business since its inception. To date, we have relied heavily on her expertise in our business operations, relationships with our employees and business partners and reputation in the online dating industry. In addition, she continues to be primarily responsible for formulating our overall business strategies and spearheading the growth of our operations. If Ms. Gong becomes unable or unwilling to continue in her present position, we may not be able to find a suitable replacement and may incur additional expenses in identifying and training a successor. In addition, if she joins a competitor or forms a competing business, it could severely disrupt our business and negatively affect our financial condition and results of operations. Although Ms. Gong is subject to a non-competition agreement wherein Ms. Gong is subject to certain non-competition restrictions during and for a period of two years after termination of her employment with us, we cannot assure you that such non-competition restrictions will be effective or enforceable under PRC law. Moreover, even if the departure of Ms. Gong from our company did not have any actual impact on our operations and the growth of our business, it could create the perception among investors or the marketplace that her departure may severely damage our business and operations and negatively affect investor confidence in us, which may cause the market price of our ADSs to decline. We do not maintain key-person insurance on Ms. Gong.

If we are unable to attract, retain and motivate key personnel or hire qualified personnel, or if such personnel do not work well together, our growth prospects and profitability will be harmed.

        Our performance is largely dependent on the talents and efforts of highly skilled individuals. We have recently recruited several members of our management, some of whom have limited experience in the online dating industry. As members of our management have only worked together as a team for a limited time, there are inherent risks in the management of our company with respect to decision-making, business direction, product development and strategic relationships. In the event that the members of our management team are unable to work well together or agree on operating principles, business direction or business transactions or are unable to provide cohesive leadership, our business could be harmed and one or more of those individuals may discontinue their service to our company forcing us to find a suitable replacement. The loss of any of our management or key personnel could seriously harm our business.

        Competition in our industry for personnel is intense, and we are aware that our competitors have directly targeted our employees. We do not have non-competition agreements with many of our non-executive employees. We also do not maintain key-person life insurance policies on our executive officers. The incentives to attract, retain and motivate employees provided by our option grants or by future arrangements, such as cash bonuses, may not be as effective as they have been in the past. If we do not succeed in attracting necessary personnel or retaining and motivating existing personnel, we may be unable to grow effectively.

Our inability to effectively manage our growth could materially and adversely affect our profitability.

        We have recently experienced a period of rapid growth and expansion. The growth and expansion of our business and services place a continuous significant strain on our management, operational and financial resources. We are required to manage multiple relationships with various strategic associates, technology licensors, users and other third parties. In the event of further growth of our operations or in the number of our third-party relationships, our computer systems or procedures may not be adequate to support our operations, and our management may not be able to manage such growth effectively. To effectively manage our growth, we must continue to implement and improve our operational, financial and management information systems and to expand, train and manage our employee base. If we fail to do so, our management, operational and financial resources could be overstrained and adversely impacted.

Our business depends on our server and network hardware and software and our ability to obtain network capacity; if our current systems safeguards are unable to prevent an interruption in the availability of our services, our reputation and brand may be adversely affected and our net revenue may be reduced.

        The performance of our server and networking hardware and software infrastructure is critical to our business and reputation, to our ability to attract visitors and users to our websites, to convert users into paying users and to retain paying users. An unexpected or substantial increase in the use of our websites could strain the capacity of our systems, which could lead to a slower response time or system failures. We have in the past experienced delays due to hacking activities, including an incident in 2009 which caused our online dating website to be temporarily unavailable for less than a day but resulted in no material loss to us. Any future slowdowns or system failures could adversely affect the speed and responsiveness of our websites and would diminish the experience for our visitors and users. We face risks related to our ability to scale up to our expected user levels while maintaining superior performance. If the usage of our websites substantially increases, we may need to purchase additional servers and networking equipments and services to maintain adequate data transmission speeds, the availability of which may be limited or the cost of which may be significant. Any system failure that causes an interruption in service or a decrease in the responsiveness of our websites could reduce traffic on our websites and, if sustained or repeated, could impair our reputation and the attractiveness of our brands as well as reduce net revenue and negatively impact our operating results.

        Furthermore, we rely on many different hardware systems and software applications, some of which have been developed internally. If these hardware systems or software applications fail, it would adversely affect our ability to provide our services. If we are unable to protect our data from loss or electronic or magnetic corruption, or if we receive a significant unexpected increase in usage and are not able to rapidly expand our transaction-processing systems and network infrastructure without any systems interruptions, it could seriously harm our business and reputation. We have experienced occasional systems interruptions in the past, and we cannot assure you that we will not incur similar or more serious interruptions in the future. From time to time, our company and our websites have been subject to delays and interruptions due to software viruses, or variants thereof, such as internet worms. To date, we have not experienced delays or systems interruptions that have had a material impact on our business.

        In addition, while we have backup systems in place, we do not have disaster recovery systems and in the event of a catastrophic failure involving our websites, we may be unable to serve our web traffic for a significant period of time. Our business is therefore susceptible to earthquakes and other catastrophic events, including acts of terrorism. Our servers operate from two sites in close proximity to one another in Beijing and the absence of a redundant network in a different location could exacerbate this disruption. Any system failure, including network, software or hardware failure, that causes an interruption in the delivery of our websites and services or a decrease in responsiveness of our websites would result in reduced visitor traffic, reduced net revenue and would adversely affect our reputation and brands.

We rely on third-party advertising service providers and their failure or unwillingness to effectively provide services to us could harm us by increasing our costs and reducing our operating margins.

        We rely on third-party advertising service providers, such as Baidu, that help market our services. Any failure of such third parties to provide their services could significantly harm our business. The steps we take to improve the marketing of our services will increase our cost and reduce our operating margin and may not be successful. Furthermore, any financial or other difficulties such providers face, the nature and extent of which we cannot predict, may adversely affect our business. Except for certain rights in our contracts with such third-party service providers, we exercise little or no control over them, which increases our vulnerability to problems with the services that they provide.

We are required to estimate a portion of our reported revenues and cost of revenues at period-end, which may require adjustments once we receive billing statements from WVAS partners, which may require subsequent adjustments to our financial statements.

        We do not directly bill our users that elect to pay for our online services through their telecommunication operators. Instead, we depend on wireless value-added services, or WVAS, partners to record the sales volume, bill our users, collect payments from the telecommunication operators and remit to us our portion of the revenues. In the years ended December 31, 2008, 2009 and 2010, revenue remitted from WVAS partners accounted for approximately 61.2%, 32.2%, and 19.7%, respectively, of our online revenues. Due to our past experience with the timing of receipt of the monthly statements provided by our WVAS partners, we rely on our own internal estimates for the portion of our reported revenues and cost of revenues and are required to make adjustments when we actually receive the monthly billing statements from our WVAS partners if such statements are materially different from our estimates. Historically, there have been no significant differences between our estimates and WVAS partners' billing statements and we have generally received billing statements a few weeks after the month-end. To the extent that our WVAS partners require longer periods of time to send us monthly billing statements, we may not be able to make any adjustment prior to releasing our period-end results and we cannot assure you that any adjustment which we subsequently make would not be material.

        Furthermore, our WVAS partners collect user fees from telecommunication operators, such as China Mobile, China Unicom and China Telecom. Our WVAS partners' relationship with these telecommunication operators could in turn impact our business. Any loss or deterioration of our WVAS partners' relationships with telecommunication operators may affect our ability to collect fees from our users, which would have an adverse effect on our cash flows and any write-off of receivables would affect our results of operations.

If we fail to develop or maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm the value of our shares.

        Prior to this offering, we have been a private company with a short operating history and limited accounting personnel with U.S. GAAP experience and other resources with which to address our internal control and procedures over financial reporting. In the preparation of our consolidated financial statements for the years ended December 31, 2008, 2009 and 2010, we identified one material weakness in our internal control over financial reporting, as defined in AU 325, Communicating Internal Control Related Matters Identified in an Audit, of the PCAOB Standard and Related Rules. A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of our company's financial statements will not be prevented, or detected and corrected on a timely basis. Effective internal control over financial reporting is necessary for us to provide reliable financial reports, effectively prevent fraud and operate as a public company.

        The material weakness identified relates to the lack of sufficient accounting personnel with knowledge to perform period-end reporting procedures under U.S. GAAP, to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP. The material weakness identified resulted in adjustments in stock-based compensation expenses, accretions on redeemable convertible preferred shares, the presentation of certain revenue items on a gross versus net basis and certain deferred revenue items relating to customer loyalty points and services offered as bundled packages.

        We will take initiatives to improve our internal control over financial reporting and disclosure controls. For details on these initiatives, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting." However, the implementation of these initiatives may not fully address the material weakness in our internal control over financial reporting. In addition, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that satisfies our reporting obligations. Our failure to remediate the material weakness or our failure to discover and address any other material weaknesses or deficiencies may result in inaccuracies in our financial statements or delay in the preparation of our financial statements. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Ineffective internal control over financial reporting could also expose us to increased risk of fraud or misappropriations of corporate assets and subject us to potential delisting from the stock exchange on which our ADSs are listed, regulatory investigations or civil or criminal sanctions.

        Upon the completion of this offering, we will become a public company in the United States and be subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. The SEC, as required under Section 404 of the Sarbanes-Oxley Act, or Section 404, has adopted rules requiring public companies to include a management report on the effectiveness of their internal control over financial reporting in their annual reports. In addition, an independent registered public accounting firm must report on the effectiveness of the companies' internal control over financial reporting. These requirements will first apply to us beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2012. Management may conclude that our internal control over financial reporting is not effective due to our failure to remediate the identified material weakness and deficiencies or otherwise. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may not conclude that our internal control over financial reporting is effective or may issue a report that is qualified if it is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. During the course of the evaluation, documentation and testing of our internal control over financial reporting, we may identify other deficiencies and material weaknesses that we may not be able to remediate in time to meet the deadline imposed by the SEC for compliance with the requirements of Section 404. In addition, if we fail to achieve and maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act, our independent registered public accounting firm may determine that our internal control over financial reporting is not effective or it may decline to attest to the effectiveness of our internal control over financial reporting.

Future strategic alliances or acquisitions may have a material and adverse effect on our business, reputation and results of operations.

        We may in the future enter into strategic alliances with various third parties. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the counter-party and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have little ability to control or monitor their actions and to the extent strategic third parties suffer negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with such third parties.

        In addition, although we have no current acquisition plans, if we become aware of appropriate opportunities, we may acquire additional assets, technologies or businesses that are complementary to our existing business. Future acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. In addition, acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the incurrence of debt, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. In addition to possible shareholders' approval, we may also have to obtain approvals and licenses from the government authorities in the PRC for the acquisitions and comply with applicable PRC laws and regulations, which could result in increased costs and delays.

If we are unable to protect our Internet domain names or proprietary rights upon which our business relies or to avoid claims that we infringe upon the proprietary rights of others, our profitability may be materially and adversely affected.

        We regard substantial elements of our websites and the underlying technology as proprietary, and attempt to protect them by relying on copyright, service mark, trademark and trade secret laws as well as restrictions on disclosure, transferring title and other methods. Contracts with our employees and consultants generally contain confidentiality provisions, and we generally seek to control access to and the distribution of our technology, documentation and other proprietary information. We also enter into agreements with key employees and officers, pursuant to which our key employees and officers assign to us the intellectual property rights in works generated by them as a result of their employment duties or from our resources while they are employed by us. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our proprietary information without authorization, or to develop similar or superior technology independently. Copyright, service mark, trademark and trade secret protection may not be effective and policing unauthorized use of our proprietary information is difficult. Any such misappropriation or development of similar or superior technology by third parties could adversely impact our profitability and our future financial results.

        We believe that our websites, services and other proprietary technologies do not infringe upon the rights of third parties. However, there can be no assurance that our business activities do not and will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against us. From time to time and in the ordinary course of business, we have been, and expect to continue to be, subject to claims of alleged infringement of the copyrights, service marks and other intellectual property rights of third parties. Although such claims have not resulted in any significant litigation or had a material adverse effect on our business to date, any such claims and resultant litigation might subject us to temporary injunctive restrictions on the use of our services or brand names and could result in significant liability for damages for intellectual property infringement, require us to enter into royalty agreements, or restrict us from using infringing software, services, trademarks or technologies in the future. Even if not meritorious, such litigation could be time-consuming and expensive and could result in the diversion of management's time and attention away from our day-to-day business.

        We currently hold various domain names relating to our brand and in the future may acquire new web domain names. The regulation of domain names in China and in foreign countries is subject to change. Governing bodies may establish additional top level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights are unclear. We may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our existing trademarks and other proprietary rights or those we may seek to acquire. Any such inability to protect ourselves could cause us to lose a significant portion of our users to our competitors.

We may face potential liability, loss of users and damage to our reputation for any failure to protect the confidential information of our users.

        Our user database holds confidential information concerning our users. We may be unable to prevent third parties, such as hackers or criminal organizations, from stealing information provided by our users to us through our website. Confidential information of our users may also be misappropriated or inadvertently disclosed through employee misconduct or mistake. We may also in the future be required to disclose to government authorities certain confidential information concerning our users.

        In addition, many of our users pay for our services through third-party online payment services. In such transactions, maintaining complete security during the transmission of confidential information, such as personal information, is essential to maintaining consumer confidence. We have limited influence over the security measures of third-party online payment service providers. In addition, our third-party merchants may violate their confidentiality obligations and disclose information about our users. Any compromise of our security or third-party service providers' security could have a material adverse effect on our reputation, business, prospects, financial condition and results of operations.

        If we are accused of failing to protect the confidential information of our users, we may be forced to expend significant financial and managerial resources in defending against these accusations and we may face potential liability. Any negative publicity may adversely affect our public image and reputation. In addition, any perception by the public that online commerce is becoming increasingly unsafe or that the privacy of user information is vulnerable to attack could inhibit the growth of online services generally, which in turn may reduce the number of our users.

Our quarterly results may fluctuate because of a number of factors, including seasonality, and, as a result, investors should not rely on quarterly operating results as indicative of future results.

        Fluctuations in operating results or the failure of operating results to meet the expectations of public market analysts and investors may negatively impact the value of our ADSs. Quarterly operating results may fluctuate in the future due to a variety of factors that could affect net revenues or expenses in any particular quarter. Fluctuations in quarterly operating results could cause the value of our securities to decline. Investors should not rely on quarter-to-quarter comparisons of results of operations as an indication of future performance. Factors that may affect our quarterly results include:

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  the demand for, and acceptance of, our online dating services and enhancements to these services;

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  the introduction, development, timing, competitive pricing and market acceptance of our websites and services and those of our competitors;

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  the magnitude and timing of marketing initiatives and capital expenditures relating to expansion of our operations;

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  the cost and timing of online and offline advertising and other marketing efforts;

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  the maintenance and development of relationships with portals, search engines, Internet service providers and other web properties and other entities capable of attracting potential and paying users to our websites;

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  technical difficulties, system failures, system security breaches, or downtime of the Internet, in general, or of our services, in particular;

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  costs related to any acquisitions or dispositions of technologies or businesses; and

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  general economic conditions, as well as those specific to the Internet, online dating and related industries.

        In addition, we experience seasonality in our businesses. We generally experience lower user traffic and acquire fewer new users for our online dating services and hold fewer offline events during major national holidays in China, such as the Chinese New Year holidays, which fall in January or February, and the National Day holidays, which fall in the beginning of October. Also, as we expand into the online wedding and event planning business, the frequency of weddings may vary from quarter to quarter.

        As a result of the foregoing factors and because the online dating business is still immature, making it difficult to predict consumer demand, it is possible that in future periods results of operations may be below the expectations of public market analysts and investors. This could cause the market price of our securities to decline.

We have a history of net losses prior to 2009 and may experience earnings declines or losses in the future.

        We incurred net losses in all periods prior to 2009. We cannot assure you that we can sustain profitability or avoid net losses in the future. Although we experienced significant revenue growth in recent periods, such growth rates may not be sustainable and may decrease in the future. In addition, our ability to be profitable depends on our ability to control our costs and operating expenses, which we expect will increase as we expand our business. We incurred in the past and expect to continue to incur in future periods certain share-based compensation expenses, which will reduce our net income and may result in future losses. If we fail to increase net revenues at the rate we anticipate or if our costs and operating expenses increase without a commensurate increase in our net revenues, our business, financial condition and results of operations will be negatively affected.

We may need additional capital to finance our growth or to compete, which may cause dilution to existing shareholders or limit our flexibility in conducting our business activities.

        We currently anticipate that existing cash, cash equivalents and cash flow from operations will be sufficient to meet our anticipated needs for working capital, operating expenses and capital expenditures for at least the 12 months after the date of this prospectus. We may need to raise additional capital in the future to fund expansion, whether in new vertical affinity or geographic markets, to develop newer or enhanced services, respond to competitive pressures or acquire complementary businesses, technologies or services. Such additional financing may not be available on terms acceptable to us or at all. To the extent that we raise additional capital by issuing equity securities, our shareholders may experience substantial dilution, and to the extent we engage in debt financing, if available, we may become subject to restrictive covenants that could limit our flexibility in conducting future business activities. If additional financing is not available or not available on acceptable terms, we may not be able to fund our expansion, promote our brands, take advantage of acquisition opportunities, develop or enhance services or respond to competitive pressures.

We do not have insurance coverage and thus may incur substantial costs in the event of any business interruption, litigation or natural disaster.

        As the insurance industry in China is still in an early stage of development, insurance companies in China currently offer limited business insurance products. We do not have any business liability, loss of data or disruption insurance coverage for our operations in China. Any business disruption, litigation or natural disaster might result in our incurring substantial costs and the diversion of our resources.

Potential intellectual property rights infringement claims against us may materially affect our business and results of operations.

        We could face claims by others that we are improperly using intellectual property owned by them or otherwise infringing upon their rights in intellectual property, including using unlicensed software. Although we take measures to ensure that we obtain licenses with respect to the intellectual property we use, we cannot assure you that we will not be subject to infringement claims, including due to our failure to obtain necessary licenses. Irrespective of the validity or the successful assertion of such claims, we could incur costs in either defending or settling any intellectual property disputes alleging infringement and the defense of these claims would be both costly and time-consuming, and could significantly divert the efforts and resources of our management and technical personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to pay monetary damages, seek licenses from third parties on unfavorable terms, pay ongoing royalties or be restricted by injunctions. Any of these factors could prevent or restrict us from pursuing some or all of our business and materially adversely affect our business and results of operations.

Our efforts to capitalize upon opportunities to expand into new services may fail and could result in a loss of capital and other valuable resources.

        One of our growth strategies is to expand into new services to increase our revenue base. We intend to target identifiable groups of people who share common interests and the desire to meet other individuals with similar interests, backgrounds or traits. Our planned expansion into new services will occupy our management's time and attention and will require us to invest significant capital resources. The results of our expansion efforts into new services are unpredictable and there is no guarantee that our efforts will have a positive effect on our revenue base. We face many risks associated with our planned expansion into new services, including but not limited to the following possibilities:

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  competition from pre-existing competitors with significantly stronger brand recognition in the markets we enter;

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  our erroneous evaluations of the potential of such markets;

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  diversion of capital and other valuable resources away from our core business;

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  foregoing opportunities that are potentially more profitable; and

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  weakening our current brands by over expansion into too many new markets.

        We have a limited history of operating these new businesses, which makes predicting our future results of operations more difficult than it otherwise would be. Therefore, our past results of operations should not be taken as indicative of our future performance. Our ability to achieve satisfactory financial results in these new businesses is unproven.

Risks Related to Our Industry

Our network is vulnerable to security breaches and inappropriate use by users, which could disrupt or deter future use of our services.

        Concerns over the security of transactions conducted on the Internet and the privacy of users may inhibit the growth of the Internet and other online services generally, and online dating services like ours, in particular. To date, we have not experienced any material breach of our security systems. However, our failure to effectively prevent security breaches could significantly harm our business, reputation and results of operations and could expose us to lawsuits and sanctions by governmental authorities in the jurisdictions in which we operate, and by our users. Anyone who is able to circumvent our security measures could misappropriate proprietary information, including the personal data of our users, and cause interruptions in our operations or damage our brand and reputation. Such breach of our security measures could involve the disclosure of personal information and could expose us to a material risk of litigation, liability or governmental enforcement proceeding. We cannot assure you that our financial systems and other technology resources are completely secure from security breaches or sabotage, and we have occasionally experienced security breaches and attempts at hacking. We may be required to incur significant additional costs to protect against security breaches or to alleviate problems caused by such breaches. Any well-publicized compromise of our security or the security of any other website could deter people from using our services or the Internet to conduct transactions that involve transmitting confidential information or uploading personal information, which could have a detrimental impact on our potential user base.

        Computer viruses may cause delays or other service interruptions and could damage our reputation, affect our ability to provide our services and adversely affect our revenues. The inadvertent transmission of computer viruses could also expose us to a material risk of loss or litigation and possible liability. Moreover, if a computer virus affecting our system were highly publicized, our reputation could be significantly damaged, resulting in the loss of current and future users and paying members.

Interruptions, delays or capacity problems on our computer and telecommunications infrastructure may have a material and adverse effect on our revenue.

        Our services are dependent upon the use of the Internet and telephone and broadband communications to provide high-capacity data transmission without system downtime. There have been instances where regional and national telecommunications outages in China have caused us, and other Internet businesses, to experience systems interruptions. Any additional interruptions, delays or capacity problems experienced with telephone or broadband connections could adversely affect our ability to provide services to our customers. The temporary or permanent loss of all, or a portion, of the telecommunications system could cause disruption to our business activities and result in a loss of revenue. Additionally, the telecommunications industry in China is subject to strict regulatory control. Amendments to current regulations, which could affect our telecommunications providers, could disrupt or adversely affect the profitability of our business.

        In addition, if any of our current agreements with telecommunications providers were terminated, we may not be able to replace any terminated agreements with equally beneficial agreements. There can be no assurance that we will be able to renew any of our current agreements when they expire or, if we are able to do so, that such renewals will be available on acceptable terms. We also do not know whether we will be able to enter into additional agreements or that any relationships, if entered into, will be on terms favorable to us.

Our business depends, in part, on the stability of the Internet, and our ability to provide services to our users may be limited by outages, interruptions and diminished capacity in the Internet.

        Our performance will depend, in part, on the continued stability of the Internet. This includes maintenance of a reliable network backbone in China with the necessary speed, data capacity and security for providing reliable Internet services. Internet infrastructure may be unable to support the demands placed on it if the number of Internet users continues to increase, or if existing or future Internet users access the Internet more often or increase their bandwidth requirements. In addition, viruses, worms and similar programs may harm the performance of the Internet. We have no control over the third-party telecommunications, cable or other providers of access services to the Internet that our users rely upon. There have been instances where regional and national telecommunications outages have caused us to experience service interruptions during which our users could not access our services. Any additional interruptions, delays or capacity problems experienced with any points of access between the Internet and our users could adversely affect our ability to provide services reliably to our users. The temporary or permanent loss of all, or a portion, of our services on the Internet, the Internet infrastructure generally, or our users' ability to access the Internet could disrupt our business activities, harm our business reputation and result in a loss of revenue. Additionally, the Internet, electronic communications and telecommunications industries are subject to national, provincial, municipal and foreign governmental regulation. New laws and regulations governing such matters could be enacted or amendments may be made to existing regulations at any time that could adversely impact our services. Any such new laws, regulations or amendments to existing regulations could disrupt or adversely affect the profitability of our business.

We may be liable as a result of information retrieved from or transmitted over the Internet.

        We may be sued for defamation, negligence, copyright or trademark infringement, invasion of privacy or personal injury, or under other legal theories, relating to information that is published or made available through our websites and the other sites linked to it. These types of claims have been brought, sometimes successfully, against online services in the past. We also offer various messaging services, which may subject us to potential risks, such as liabilities or claims resulting from unsolicited messages, or spamming, lost or misdirected messages, security breaches, illegal or fraudulent use of personal information or interruptions or delays in the delivery of messages. We do not have insurance coverage of these types of claims. In addition, we could incur significant costs in investigating and defending such claims, even if we ultimately are not held liable. If any of these events occurs, our revenues could be materially and adversely affected or we could incur significant additional expense, and the market price of our securities may decline.

Our business, financial condition and results of operations may be adversely affected by the downturn in the global or Chinese economy.

        The global financial markets have experienced significant disruptions since 2008. China's economy has also faced challenges. To the extent that there have been improvements in some areas, it is uncertain whether such recovery is sustainable. Since we derive substantially all of our net revenues from users in China, our business and prospects may be affected by economic conditions in China. A slowdown in China's economy may lead to a reduced amount of personal spending on online dating services, which could materially adversely affect our financial condition and results of operations.

        Moreover, a slowdown in the global or Chinese economy or the recurrence of any financial disruptions may have a material and adverse impact on financings available to us. The weakness in the economy could erode investors' confidence, which constitutes the basis of the equity markets. The recent turmoil in the financial markets may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. Although we are uncertain about the extent to which the recent global financial and economic crisis and slowdown of the Chinese economy may impact our business in the long term, there is a risk that our business, results of operations and prospects would be materially adversely affected by the global economic downturn and the slowdown of the Chinese economy.

Risks Relating to Regulation of Our Business and to Our Structure

If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with restrictions on foreign investment in the online dating services industry and prohibitions on privately funded non-enterprise institutions from engaging in profit-making business operations, we could be subject to severe penalties, including discontinuation of our operations.

        On December 11, 2001, the PRC State Council promulgated Regulations for the Administration of Foreign-invested Telecommunications Enterprises, or the FITE Regulations, which became effective on January 1, 2002 and were subsequently amended on September 10, 2008. Under the FITE Regulations, foreign ownership of companies that provide value-added telecommunication services, including online dating services, is limited to 50%. In addition, foreign enterprises and wholly foreign-owned enterprises are currently not able to apply for the licenses required to operate online dating services in China. Since we are a Cayman Islands exempted company and therefore are a foreign enterprise under PRC law, neither we nor our PRC subsidiaries are eligible to hold a license to operate online dating services in China. In order to comply with the foreign ownership restrictions, we operate our online businesses in China through Shanghai Huaqianshu, Beijing Huaqianshu and Xique, each of which is wholly-owned by Ms. Haiyan Gong, Mr. Yongqiang Qian, Mr. Xu Liu, Mr. Fuping Yu, Mr. Cheng Li and Mr. Qingjun Zhu, all of whom are PRC citizens. Our PRC operating companies hold, or are in the process of obtaining, the licenses and approvals that are required to operate our online businesses. Our PRC subsidiaries have entered into a series of contractual arrangements with our PRC operating companies and/or their respective shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of our PRC operating companies and their subsidiaries and consolidate the results of operations of our PRC operating companies and their subsidiaries in our financial statements. For a description of these contractual arrangements, see "Our History and Corporate Structure."

        On July 13, 2006, the Ministry of Information Industry, or MII, issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunication Services, or the MII Circular 2006. According to the MII Circular 2006, since the FITE Regulations went into effect, some foreign investors had engaged in value-added telecom services illegally by conspiring with domestic value-added telecom enterprises to circumvent the requirements of the FITE Regulations by delegating domain names and licensing trademarks. In order to further strengthen the administration of FITE Regulations, the MII Circular 2006 provides that any domain name or trademark used in value-added telecommunication business operations should be directly owned by the telecommunication business operator or its shareholders. The MII Circular 2006 also provides that the operation site and facilities of a value-added telecom carrier shall be installed within the scope as prescribed by operating licenses obtained by the carrier and shall correspond to the value-added telecom services that the carrier has been approved to provide. In addition, value-added telecom carriers are required to establish or improve the measures to ensure network security. As to the companies which have obtained the operating licenses for value-added telecom services, they are required to conduct a self-examination and self-correction according to the above requirements and report the results of such self-examination and self-correction to the provincial branches of the MII. As some of the trademarks that we use in our operations are not owned by our PRC operating companies or their shareholders, we may be in violation of the provisions of the MII Circular 2006. As a result, we may be subject to various penalties, including fines and the discontinuation of or restrictions on our operations.

        In addition, on October 25, 1998, the PRC State Council promulgated the Provisional Regulations for the Registration Administration of Privately Funded Non-enterprise Institutions, or the Privately Funded Non-enterprise Institutions Regulation. According to the Privately Funded Non-enterprise Institutions Regulation, privately funded non-enterprise institutions may not engage in profit-making business operations, and lawful income accrued from their activities can only be used for business operations prescribed by their articles of association. We have established a privately funded non-enterprise entity under the supervision of the Shanghai Yangpu District Bureau of Civil Affairs, Jiayuan Shanghai Center, whose business scope includes marriage agency services, through which we plan to operate some of our VIP services. Jiayuan Shanghai Center has entered into a series of contractual arrangements with Shanghai Miyuan pursuant to which Jiayuan Shanghai Center agreed to pay service fees equal to a certain percentage of Jiayuan Shanghai Center's annual revenues to Shanghai Miyuan in exchange for technology services from Shanghai Miyuan. See "Our History and Corporate Structure."

        PRC laws and regulations, including without limitation the Provisions Guiding Foreign Investment and the Catalogue for the Guidance of the Foreign Investment Industries (2007) jointly promulgated by the National Development and Reform Commission and the Ministry of Commerce, or the Catalogue for the Guidance of the Foreign Investment Industries (2007), the FITE Regulations and the Privately Funded Non-enterprise Institutions Regulation, do not expressly provide that contractual arrangements between wholly foreign-owned enterprises, such as our PRC subsidiaries, on the one hand, and domestic enterprises, such as our PRC operating companies, and/or their shareholders and/or privately funded non-enterprise institutions, on the other hand, shall be deemed or regulated as foreign direct equity ownership. In addition, the MIIT and the Ministry of Civil Affairs have also not specifically issued any regulation or rule prohibiting contractual arrangements between wholly foreign-owned enterprises and domestic enterprises and/or their shareholders and/or privately funded non-enterprise institutions in relation to the online dating services. In addition, the equity interests pledged to Shanghai Miyuan under the relevant equity pledge agreements are treated as equity pledges by PRC individuals in favor of PRC legal persons since wholly-foreign owned enterprises, such as Shanghai Miyuan, are "PRC legal persons" under PRC law. As such, the equity pledges to Shanghai Miyuan are regulated as domestic security interests and are not treated as equity pledges to foreign investors under PRC law.

        In the opinion of Zhong Lun Law Firm, our PRC legal counsel, (i) the corporate structures of our company, our PRC subsidiaries, our PRC operating companies and Jiayuan Shanghai Center, except for Beijing Miyuan's Foreign Invested Enterprise Approval Certificate being deemed invalid, are in compliance with existing PRC laws and regulations, (ii) even though Beijing Miyuan's Foreign Invested Enterprise Approval Certificate has been deemed invalid, Beijing Miyuan is a validly existing wholly foreign-owned enterprise with legal person status and limited liability under PRC Laws because its business license has not been revoked or returned for cancellation, and (iii) the contractual arrangements between our PRC subsidiaries, on the one hand, and our PRC operating companies and/or their shareholders and/or Jiayuan Shanghai Center, on the other hand, including the assignments of contractual arrangement by Beijing Miyuan to Shanghai Miyuan concerning Beijing Huaqianshu and Xique, are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, our PRC legal counsel has further advised us that substantial uncertainties still exist as to how the FITE Regulations, MII Circular 2006 and Privately Funded Non-enterprise Institutions Regulation will be interpreted and implemented by the PRC authorities and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the FITE Regulations, MII Circular 2006 and Privately Funded Non-enterprise Institutions Regulation. If the Ministry of Industry and Information Technology, or MIIT, the successor of MII, the Ministry of Civil Affairs, or another PRC regulatory agency subsequently takes a view contrary to ours or if we, our PRC subsidiaries, or any of our PRC operating companies and Jiayuan Shanghai Center are found to have violated any existing or future PRC laws or regulations, or our corporate structure is found to be in violation with any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

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  revoking our PRC operating companies' or Jiayuan Shanghai Center's business and operating licenses;

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  discontinuing or restricting our PRC operating companies' or Jiayuan Shanghai Center's operations;

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  imposing conditions or requirements with which we or our PRC companies or Jiayuan Shanghai Center may not be able to comply;

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  requiring us, our PRC companies or Jiayuan Shanghai Center to restructure the relevant corporate structure or operations; or

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  taking other regulatory or enforcement actions, including levying fines and confiscating income, which could be harmful to our business.

        Any of these actions could have a material adverse effect on our business, financial condition and results of operations to suffer and the market price of our ADSs to decline.

The contractual arrangements related to critical aspects of our operations with our PRC operating companies and their shareholders and Jiayuan Shanghai Center may not be as effective in providing operational control as direct ownership.

        We rely on contractual arrangements with our PRC operating companies and their shareholders and Jiayuan Shanghai Center to operate our business. These contractual arrangements may not be as effective as direct ownership in providing us with control over PRC operating companies and Jiayuan Shanghai Center and their subsidiaries. Direct ownership would allow us, for example, to directly or indirectly exercise our rights as a shareholder to effect changes in the boards of directors of our PRC operating companies, which, in turn, could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if any of our PRC operating companies, any of their shareholders, or Jiayuan Shanghai Center fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under PRC law. These remedies may include seeking specific performance or injunctive relief and claiming damages, any of which may not be effective.

        Under the equity pledge agreements described in "Our History and Corporate Structure," the shareholders of Shanghai Huaqianshu, Beijing Huaqianshu and Xique have pledged their respective equity interests in Shanghai Huaqianshu, Beijing Huaqianshu and Xique to Shanghai Miyuan. According to the PRC Property Rights Law, which became effective on October 1, 2007, a pledge is created only when such pledge is registered with the relevant office of the administration for industry and commerce. We have completed the registration of the equity pledge by the shareholders of Shanghai Huaqianshu with the relevant office of the administration of industry and commerce. We are still in the process of completing the registration of the equity pledges by the shareholders of Beijing Huaqianshu and Xique with the relevant office of the Administration of Industry and Commerce.

        However, all of these contractual arrangements, including the equity pledge agreements, are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may be unable to exert effective control over our PRC operating companies and Jiayuan Shanghai Center, and our ability to conduct our business may be materially adversely affected.

Shareholders of our PRC operating companies may potentially have a conflict of interest with us, and they may breach their contracts with us or cause such contracts to be amended in a manner contrary to the interest of our company.

        We conduct substantially all of our operations, and generate substantially all of our revenues, through our PRC operating companies and Jiayuan Shanghai Center. Our control over our PRC operating companies is based upon contractual arrangements with our PRC operating companies and their shareholders, which provide us with the substantial ability to control our PRC operating companies. These shareholders may potentially have a conflict of interest with us, and they may breach their contracts with us or cause such contracts to be amended in a manner contrary to the interest of our company, if they believe such action furthers their own interest, or if they otherwise act in bad faith. If the shareholders of our PRC operating companies breach their contracts with us or otherwise have disputes with us, we may have to initiate legal proceedings, which involve significant uncertainty. Such disputes and proceedings may significantly disrupt our business operations, adversely affect our ability to control our PRC operating companies and otherwise result in negative publicity, and we cannot assure you that the outcome of such disputes and proceedings will be in our favor.

Our arrangements with our PRC operating companies and Jiayuan Shanghai Center may be reviewed by the PRC tax authorities for transfer pricing adjustments and subject us to material adverse tax consequences as well as penalties for under-paid taxes.

        We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our PRC subsidiaries and our PRC operating companies and Jiayuan Shanghai Center were not entered into based on arm's length negotiations. Although we based our contractual arrangements on those of similar businesses, if the PRC tax authorities determine that these contracts were not entered into on an arm's length basis, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by increasing our PRC operating companies' and Jiayuan Shanghai Center's tax liabilities without reducing our PRC subsidiaries' tax liabilities, which could further result in late payment fees and other penalties to our PRC operating companies for under-paid taxes. As a result, any transfer pricing adjustment could materially adversely affect our financial condition and results of operations.

If Beijing Miyuan, one of our PRC subsidiaries, is deregistered or if its business license is cancelled or revoked by the government, we may be required to incur additional costs to reorganize our corporate structure.

        We were required under PRC law to make an initial capital contribution of RMB990,000 in Beijing Miyuan by April 25, 2011. However, in order for us to have made the capital contribution, Beijing Miyuan was required to have obtained a foreign exchange registration certificate from the local branch of the SAFE. A prerequisite to Beijing Miyuan receiving such foreign exchange registration certificate was that the PRC residents holding direct or indirect interests in our company, Ms. Haiyan Gong, our founder and chief executive officer, Mr. Yongqiang Qian, our chairman, Mr. Xu Liu, Mr. Fuping Yu, Mr. Cheng Li and Mr. Qingjun Zhu, complete their registrations and any updated registrations with the local SAFE office under SAFE Circular 75. Due to our reorganization, Ms. Haiyan Gong, Mr. Yongqiang Qian, and Mr. Xu Liu are required to amend their previous registrations and their ownership changes pursuant to the SAFE Circular No. 75 and Mr. Fuping Yu, Mr. Cheng Li and Mr. Qingjun Zhu are required to register in accordance with SAFE Circular No. 75. However, the registrations by these six PRC resident shareholders were not completed in time, and Beijing Miyuan was unable to obtain a foreign exchange registration certificate by April 25, 2011. As a result, we were unable to make the initial capital contribution before the prescribed statutory deadline. Under PRC law, Beijing Miyuan's Foreign Invested Enterprise Approval Certificate issued by the local office of the Ministry of Commerce is consequently deemed to be invalid. We are required to deregister Beijing Miyuan with the local AIC office and return Beijing Miyuan's business license to the local AIC office for cancellation. In addition, the local AIC office may also revoke Beijing Miyuan's business license on its own initiative even if we do not voluntarily deregister Beijing Miyuan and return the business license. If Beijing Miyuan is deregistered and its business license is returned to the local AIC for cancellation, or its business license is revoked by the local AIC office, Beijing Miyuan will no longer be a validly existing legal entity. In light of this development, the series of contractual arrangements that provide us with effective control over Beijing Huaqianshu and Xique were assigned from Beijing Miyuan to Shanghai Miyuan in May 2011. See "—If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with restrictions on foreign investment in the online dating services industry and prohibitions on privately funded non-enterprise institutions from engaging in profit-making business operations, we could be subject to severe penalties, including discontinuation of our operations" for more information about the compliance of our current structure and the enforceability of our current contractual arrangements.

        We intend to rectify our failure to make the Beijing Miyuan capital contribution and, once such capital contribution is made and all necessary licenses and registrations are obtained, we intend to re-assign the series of contractual arrangements that provide us with effective control over Beijing Huaqianshu and Xique from Shanghai Miyuan back to Beijing Miyuan. However, there is no assurance that we will be able to rectify our inability to make Beijing Miyuan's capital contribution and we may be required to incur additional costs to reorganize our corporate structure, which may include establishing another PRC subsidiary in Beijing to take the place of Beijing Miyuan.

We may be unable to complete the transfer of the equity interest in Shanghai Miyuan from Harper to Jiayuan Hong Kong which may cause us to incur additional costs, divert resources and management attention.

        Under the relevant PRC laws, Shanghai Miyuan has received all of the required governmental approvals from local MOFCOM and is currently updating its registrations with the AIC and SAFE. While Harper's transfer of its 100% equity interest in Shanghai Miyuan to Jiayuan Hong Kong has been approved by the local branch of the Ministry of Commerce, Shanghai Miyuan is still required to update its registration with the AIC to reflect the transfer. In addition, Shanghai Miyuan is also required to update its foreign exchange registration certificate with the local office of the SAFE in Shanghai after the AIC registration is completed. Under PRC Law, the AIC is required to complete the update registration within 15 days after receiving the application and the local office of the SAFE in Shanghai is required to complete the update of Shanghai Miyuan's foreign exchange registration certificate within 20 days after accepting the application. As Shanghai Miyuan's registered capital has been fully paid, we believe the registration updates with the AIC and the local office of the SAFE in Shanghai are routine. However, there is no assurance that such registration updates will be completed on a timely basis, or at all. Should we fail to complete our registration updates with the AIC and the local office of the SAFE denies registration update, we may be assessed fines ranging from RMB10,000 to RMB100,000 for our failure to update our registration with the AIC and from RMB1,000 to RMB10,000 for our failure to update the registration with the local office of SAFE.

Our holding company structure may restrict our ability to receive dividends from, or transfer funds to, our PRC subsidiaries, which could restrict our ability to act in response to changing market conditions and reallocate funds among our Chinese entities in a timely manner.

        We are a Cayman Islands holding company and conduct substantially all of our operations through our PRC operating companies and Jiayuan Shanghai Center. We may rely on dividends and other distributions on equity by our PRC subsidiaries for our cash requirements, including the funds to pay dividends on the ordinary shares underlying our ADSs and to service any debt we may incur or financing we may need for our operations. If any of our PRC subsidiaries incurs its own debt in the future, the instruments governing the debt may restrict such PRC subsidiary's ability to pay dividends or make other distributions to Jiayuan Hong Kong and to us. Furthermore, under PRC laws and regulations, each PRC subsidiary is only permitted to pay dividends out of its retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, each PRC subsidiary is also required to set aside at least 10% of its after-tax profit (calculated based on PRC accounting standards) each year to its general reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends, loans or advances. Each PRC subsidiary may also allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to us. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Most of our assets are held by, and substantially all of our earnings and cash flows are attributable to, our PRC subsidiaries. If earnings from our PRC subsidiaries were to decline, our earnings and cash flow would be materially adversely affected. Our cash flows are principally derived from dividends paid to us by our PRC subsidiaries. As a result, our ability to distribute dividends largely depends on earnings from our PRC subsidiaries and their ability to pay dividends out of those earnings. We cannot assure you that our PRC subsidiaries will generate sufficient earnings and cash flows in the near future to make up the historical accumulated losses and pay dividends or otherwise distribute sufficient funds to enable us to meet our obligations, pay interest and expenses or declare dividends. Any limitation on the ability of our PRC subsidiaries to transfer funds to us as dividends, loans or advances could materially adversely limit our ability to grow, make investments or acquisitions that could benefit our businesses, pay debt or dividends, and otherwise fund and conduct our business.

        In addition, in utilizing the proceeds of this offering in the manner described in "Use of Proceeds," as an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. However, any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of PRC governmental authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority. PRC companies are also generally prohibited by PRC law to directly lend money to each other. Therefore, loans by us to our PRC subsidiaries in China to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local counterpart. Capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiaries. If we fail to receive such approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to act in response to changing market conditions and reallocate funds among our PRC companies on a timely basis.

There are currently no laws or regulations in the PRC governing property rights of virtual assets and therefore it is not clear what liabilities, if any, we may have relating to the loss of virtual assets by our users.

        In the course of using our online dating services, some virtual assets, such as virtual stamps and virtual gifts, can be acquired. In practice, virtual assets can be lost for various reasons, such as data loss caused by delay of network service, by a network crash, or by hacking activities. There are currently no PRC laws and regulations governing property rights of virtual assets. As a result, it is unclear who the legal owner of virtual assets is and whether the ownership of virtual assets is protected by law. In addition, it is unclear under PRC law whether an operator of online services such as us would have any liability (whether in contract, tort or otherwise) for loss of such virtual assets by users. Based on several judgments in the online gaming industry, courts have generally required the game operators to provide well-developed security systems to protect virtual assets owned by game players. In some cases, courts have issued judgements in favor of users and required the game operator to restore the virtual assets and to pay the users for damages. Such requirements may also be held to be applicable to other online operators, such as ourselves. In the event of a loss of virtual assets, we may be sued by users and may be held liable for damages.

The laws and regulations governing the online dating industry and other related business in China are evolving and subject to substantial uncertainties and future changes and we may fail to obtain or maintain all applicable permits and approvals, subjecting us to severe penalties.

        As the online dating industry is at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise. In addition, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the online dating industry. We cannot assure you that we will be able to obtain timely, or at all, required licenses or any other new license required in the future. We cannot assure you that we will not be found in violation of any current PRC laws or regulations should their interpretations change, or that we will not be found in violation of any future PRC laws or regulations. For example, the General Office of the State Council issued a rule in December 1994 pursuant to which no marriage agency or individual is permitted to engage in international marriage agency services. We believe that this rule does not apply to our online dating services, but since the interpretation and application of this rule is unclear, there is no assurance that the relevant regulatory agencies will not interpret this rule to apply to online dating.

        Furthermore, we have provided offline VIP services to certain of our clients through Shanghai Huaqianshu and its Beijing branch in China, which may be deemed as a type of marriage agency service. As China has not adopted a comprehensive and specific regulatory framework governing marriage agency services, there are substantial uncertainties regarding the interpretation and implementation of the relevant laws and regulations, especially by the local authorities in different areas, and no assurance can be given that we will not be found in violation such laws and regulations. For example, the business scope of Shanghai Huaqianshu's Beijing branch includes "marriage agency services," while the relevant Shanghai governmental authority did not accept our application for inclusion of "marriage agency services" in the business scope of Shanghai Huaqianshu. If the relevant governmental authorities in Shanghai determine that Shanghai Huaqianshu has provided marriage agency services without a proper business license, we may be subject to various administrative penalties, including suspension of marriage agency services by Shanghai Huaqianshu, fines or confiscation of illegal gains. To date, we have not received any notices from the competent governmental authorities in Shanghai threatening to impose penalties on us and we have successfully passed all annual inspections. To further comply with the relevant laws and regulations, we have recently established Jiayuan Shanghai Center, through which we plan to provide all our VIP services previously provided by Shanghai Huaqianshu. Although we believe the risks that we will be retroactively punished by the competent governmental authorities in Shanghai are remote, there is no assurance that the relevant authorities will not impose penalties on us in the future and we will not be found in violation of any other current PRC laws or regulations should their interpretations change.

Our operations may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related business and companies.

        The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the Internet business include, but are not limited to, the following:

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  Pursuant to the Administrative Provisions on Internet Audio-visual Program Service, or the Audio/visual Program Provisions, and other applicable laws and regulations, online transmission of audio and video programs requires an Internet audio/video program transmission license and the online audio/video service providers must be either wholly state-owned or state-controlled. The audio/video contents we currently provide are mainly self-introductory video clips of our users and we do not believe these video clips are audio/video programs defined in the Audio/visual Program Provisions and therefore the above license requirements may not apply to us. We have not received notices from any regulator threatening to suspend the service we provided due to the lack of this license. We did not receive benefits directly from this service either. However, the interpretation and application of the Audio/visual Program Provisions remain unclear and there can be no assurance that the State Administration of Radio, Film and Television or its local branches will not take a view that is contrary to ours. If we are deemed to have violated the Audio/visual Program Provisions by the relevant regulatory government authorities, we may be required to remove all relevant self-introductory video clips on our website, to cease dissemination of such video clips and subject to administrative fines.

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  The permits, licenses or operations at some of our companies may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. For example, Xique, our newly established PRC operating company, is required to hold an Internet content provider license, or ICP license, for its operation of Xique.com. In addition, Xique's business license should include operation of an advertising business within its business scope. Currently, Xique has obtained an ICP license and intends to update the license to include the Xique.com website and is applying to expand its business scope to include operation of an advertising business in its business license in accordance with applicable PRC laws and regulations. If we fail to obtain and maintain any required licenses or approvals, we may be subject to various penalties, including fines and discontinuation of or restriction on our operations. Any such disruption in our business operations may have a material and adverse effect on our results of operations.

        The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the Internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain any new licenses required under any new laws or regulations. There are also risks that we may be found to violate the existing or future laws and regulations given the uncertainty and complexity of China's regulation of internet business.

Risks Related to Doing Business in China

Changes in economic and political policies of the PRC government could materially adversely affect the overall economic growth of China, which could adversely affect our business.

        Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. Due to the global financial crisis, the growth of the Chinese economy also slowed down in the second half of 2008 and early 2009. There is uncertainty with respect to the Chinese economy for 2011 and beyond. Any prolonged slowdown in the Chinese economy, in particular the online social network or online dating industry, could negatively impact our business, operating results and financial condition in a number of ways. For example, our users may decrease spending on our services, while we may have difficulty expanding our users base fast enough, or at all, to offset the impact of decreased spending by our existing users.

        Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China's economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. These government involvements have been instrumental in China's significant growth in the past 30 years. If the PRC government's current or future policies fail to help the Chinese economy achieve further growth or otherwise negatively affect our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

Our business benefits from certain government tax preferential treatment and incentives. Expiration, reduction or discontinuation of, or changes to, these incentives will increase our tax burden and reduce our net income.

        Prior to January 1, 2008, under applicable PRC tax laws, companies established in China were generally subject to an enterprise income tax, or EIT, at the statutory rate of 33%. However, certain types of foreign-invested enterprises and high or new-technology enterprises located in certain specified high-tech zones were entitled to preferential tax treatments. In March 2007, the National People's Congress enacted the Enterprise Income Tax Law, or the EIT Law, and in December 2007, the State Council promulgated the implementing rules of the EIT Law, both of which became effective on January 1, 2008. The EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the previous tax law. The EIT Law, however, (i) reduces the statutory rate of EIT from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. In addition, the EIT Law and its implementing rules permit qualified "high and new technology enterprises," or HNTEs, to enjoy a reduced EIT rate of 15%. The qualification criteria are significantly higher than those prescribed by the old tax rules under which we had been granted preferential treatment.

        Shanghai Huaqianshu has been deemed to qualify as an HNTE under the EIT Law with a valid period of three years starting from calendar year 2010 to 2012. We cannot assure you, however, that Shanghai Huaqianshu will continue to qualify as a HNTE under the EIT Law. In addition, various local governments in China have provided discretionary incentives to us. However, these local governments may decide to reduce or eliminate these preferential tax treatments or incentives at any time. Furthermore, these local implementations of tax laws may be found to violate national laws or regulations and we may be subject to retroactive imposition of higher taxes as a result. Any expiration, reduction, discontinuation or revocation of, or changes to, these tax incentives will increase our tax burden and reduce our net income and thus materially adversely affect our operating results.

Dividends we receive from our PRC subsidiaries may be subject to PRC withholding tax and we cannot assure you that we will be able to enjoy the preferential withholding tax treatment.

        Under the EIT Law, and the Implementing Rules, both of which became effective on January 1, 2008, dividends generated from the business of our PRC subsidiaries after January 1, 2008 and payable to us may be subject to a withholding tax rate of 10% if the PRC tax authorities subsequently determine that we are a non-resident enterprise, unless there is a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and substantially all of our income may come from the dividends we received from our PRC subsidiaries through our Hong Kong subsidiary. Under the Arrangement between the Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, which became effective on January 1, 2007, income tax on dividends payable to a company resident in Hong

Kong that holds more than a 25% equity interest in a PRC resident enterprise may be reduced to a rate of 5%. However, we cannot assure you that we will be able to enjoy such preferential withholding tax treatment. According to the Circular of the State Administration of Taxation on Printing and Issuing the Administrative Measures for Non-resident Individuals and Enterprises to Enjoy the Treatment Under Taxation Treaties, which became effective on October 1, 2009, the 5% tax rate does not automatically apply and approvals from competent local tax authorities are required before an enterprise can enjoy the relevant tax treatments relating to dividends under relevant taxation treaties. In addition, according to a tax circular issued by the State Administration of Taxation, or the SAT, in February 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entities.

We may be classified as a "resident enterprise" for PRC enterprise income tax purposes, which could result in our global income becoming subject to 25% PRC enterprise income tax.

        The EIT Law also provides that enterprises established outside of China whose "de facto management bodies" is located in China are considered "resident enterprises" and will generally be subject to the uniform 25% EIT rate as to their global income. Under the implementation regulations, "de facto management bodies" is defined as substantial and overall management and control over such aspects as the production and business, personnel, accounts and properties of an enterprise.

        On April 22 2009, the SAT released the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, that sets out the standards and procedures for recognizing the location of the "de facto management bodies" of an enterprise registered outside of the PRC and funded by Chinese enterprises as controlling investors, or a Chinese Funded Enterprise. Under SAT Circular 82, a Chinese Funded Enterprise shall be considered a resident enterprise if all of the following applies: (i) a Chinese Funded Enterprise's major management department and personnel who are responsible for carrying out daily operations are located in the PRC; (ii) the department or the personnel who have the right to decide or approve the Chinese Funded Enterprise's financial and human resource matters are located in the PRC; (iii) the major assets, account book, company seal and meeting minutes of the Chinese Funded Enterprise are located or stored in the PRC; and (iv) the directors or management personnel holding no less than 50% voting rights of the Chinese Funded Enterprise habitually reside in the PRC. SAT Circular 82 explicitly provides that the above standards shall apply to the enterprises which are registered outside of the PRC and funded by Chinese enterprises as controlling investors, and therefore such standards may be cited for reference only and may not be directly adopted when considering whether our "de facto management bodies" is in the PRC or not. Accordingly, it is still uncertain whether we may be considered a resident enterprise under the EIT Law. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary such as income from our international operations, we will be subject to a 25% PRC income tax on our global income and such 25% PRC enterprise income tax on our global income could significantly increase our tax burden and materially adversely affect our cash flow and profitability.

If we are classified as a "resident enterprise" for PRC enterprise income tax purposes, you may be subject to PRC withholding tax on dividends from us or to PRC income tax on gain realized on the transfer of our ADSs or ordinary shares.

        Under the EIT Law and related implementation regulations, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are "non-resident enterprises," which do not have an establishment or place of business in the PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC unless a treaty otherwise provides. If we are considered a PRC "resident enterprise," it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are "non-resident enterprises," or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially adversely affected.

Indirect transfers of equity interests in PRC resident enterprises by our non-PRC holding companies may subject us to taxation by the PRC authorities.

        Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT on December 10, 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

        There is uncertainty as to the application of SAT Circular 698. For example, while the term "Indirect Transfer" is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions, and the process and format of the reporting of an Indirect Transfer to the competent tax authority of the relevant PRC resident enterprise remain unclear. In addition, there are no formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. SAT Circular 698 may be determined by the tax authorities to be applicable to private equity transactions involving transfer of shares in our company by non-resident investors other than through public markets. In addition to the relevant filing obligations with the PRC tax authorities by the non-resident transferor, if the offshore structure of our company were determined by the tax authorities to lack reasonable commercial purpose then such share transfer could be subject to PRC taxation without regard to the offshore structure of our company. Further, the PRC tax authorities also retain the power to apply adjustments to tax base if the share transfer is determined to be underpriced. As a result, we and our non-resident investors may face the risk of being taxed under SAT Circular 698 and may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we or our non-resident investors should not be taxed under SAT Circular 698, which may have a material adverse effect on our financial condition and results of operations or the results of investments in us by our non-resident investors.

Uncertainties with respect to the PRC legal system could materially adversely affect us.

        We conduct our business primarily through our PRC companies in China. Our operations in China are governed by PRC laws and regulations. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

        Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. We cannot predict any future development in the PRC legal system. We may be required to procure additional permits, authorizations and approval for our operations, which we may not be able to obtain. Our inability to obtain such permits or authorizations may materially adversely affect our business, financial condition and results of operations.

Governmental control of currency conversion may affect the value of your investment.

        The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of foreign currency out of China. We currently receive substantially all of our revenues in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs. In addition, on August 29, 2008, the SAFE promulgated Circular 142 to regulate the conversion of foreign currency into Renminbi by a foreign-invested company by restricting the use of the converted Renminbi. Circular 142 requires that the registered capital of a foreign-invested company that has been settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless otherwise permitted in its business scope or under applicable laws and regulations. In addition, the SAFE strengthened its oversight of the flow and use of the funds of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without the SAFE's approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used for purposes within the company's approved business scope. Violations of Circular 142 will result in severe penalties, such as heavy fines. As a result, Circular 142 may significantly limit our PRC subsidiaries' ability to utilize the net proceeds transferred to it from this offering. We expect that if we convert the net proceeds we receive from this offering into Renminbi pursuant to Circular 142, our use of Renminbi funds will be for purposes within the approved business scope of our PRC subsidiaries. However, we may not be able to use such Renminbi funds to make equity investments in the PRC through our PRC subsidiaries.

Fluctuation in the value of the RMB may materially adversely affect the value of your investment.

        The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. For almost two years after reaching a high against the U.S. dollar in July 2008, the Renminbi traded within a narrow band against the U.S. dollar. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase Renminbi exchange rate flexibility and since that time the Renminbi has gradually appreciated against the U.S. dollar. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar. Substantially all of our revenues and costs are denominated in RMB, and a significant portion of our financial assets are also denominated in RMB. We principally rely on dividends and other distributions paid to us by our subsidiaries in China. Any significant revaluation of the RMB may materially adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Any fluctuations of the exchange rate between the RMB and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

PRC regulations relating to the establishment of offshore SPVs by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liabilities or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us or may otherwise adversely affect us.

        SAFE has promulgated several regulations, including the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular No. 75, effective on November 1, 2005, and other related rules. These regulations require PRC residents and PRC corporate entities to register with competent local branches of SAFE before establishing or acquiring direct or indirect interest of an offshore special purpose company, or the Offshore SPV, for the purpose of financing such Offshore SPV with assets of, or equity interests in, an enterprise in the PRC. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

        SAFE Circular No. 75 applies retroactively and to direct and indirect shareholdings. PRC residents who have established or acquired direct or indirect interest of any Offshore SPVs that have made onshore investments in the PRC in the past are required to complete the registration procedures by March 31, 2006. Any PRC resident, who is a direct or indirect shareholder of an Offshore SPV, is required to update the previously filed registration with competent local branch of SAFE, with respect to the Offshore SPV, to reflect any material change. In addition, the PRC subsidiaries of the Offshore SPV are required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiaries of the Offshore SPV may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their SPV parent, and the Offshore SPV may also be prohibited from injecting additional capital into its PRC subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in fines and other liabilities for such PRC subsidiaries under PRC laws for evasion of applicable foreign exchange restrictions. Furthermore, the persons-in-charge and other persons at such PRC subsidiaries who are held directly liable for the violations may be subject to criminal sanctions.

        We have requested PRC residents holding direct or indirect interest in our company to our knowledge to make the necessary applications, filings and amendments as required under SAFE Circular No. 75 and other related rules. Ms. Haiyan Gong, Mr. Yongqiang Qian and Mr. Xu Liu have registered with the local SAFE branch as required under the SAFE Circular No. 75 and are currently handling the amendment registration in relation to our Reorganization and their ownership changes pursuant to the SAFE Circular No. 75 and Mr. Fuping Yu, Mr. Cheng Li and Mr. Qingjun Zhu are currently handling the registration in relation to our Reorganization in accordance with SAFE Circular No. 75. We cannot assure you, however, that such amendment registration and registration will be duly completed with the local SAFE branch. In addition, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurances that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements required by Circular No. 75 or other related rules. The failure or inability of our PRC resident shareholders to make any required registrations or comply with other requirements under SAFE Circular No. 75 and other related rules may subject such PRC residents or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to (including using the proceeds from this offering) our PRC subsidiaries, limit our PRC subsidiaries' ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

        Furthermore, because the above registration and amendment registration under SAFE Circular No. 75 have not been completed, Beijing Miyuan is still in the process of obtaining its foreign exchange registration certificate. As a result, Jiayuan Hong Kong was unable to make its first installment capital contribution to Beijing Miyuan by April 25, 2011, the statutory deadline for making such capital contribution. Under PRC law, Beijing Miyuan's Certificate of Approval for Establishment of Enterprises with Foreign Investment is automatically deemed to be invalid and Jiayuan Hong Kong is required to deregister Beijing Miyuan with the local AIC, and to return Beijing Miyuan's business license to the AIC for cancellation. In addition, the AIC may also revoke Beijing Miyuan's business license.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under PRC regulations and, if required, we cannot assure you that we will be able to obtain such approval.

        On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the SAT, the State Administration for Industry and Commerce, the CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rule requires Offshore SPVs that are controlled by PRC companies or residents and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its websites specifying the documents and materials that special purpose vehicles are required to submit when seeking CSRC approval for their listings outside of China. The interpretation and application of the M&A Rule remain unclear, and this offering may ultimately require approval from the CSRC, and if it does, it is uncertain how long it will take us to obtain the approval.

        Our PRC legal counsel, Zhong Lun Law Firm, has advised us that, based on their understanding of the current PRC laws, regulations and rules and the procedures announced on September 21, 2006, because (i) we established our PRC subsidiaries by means of direct investment other than by merger or acquisition of the equity or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners after the effective date of the M&A Rules, and (ii) no provisions in the M&A Rules clearly classify our contractual arrangements with our PRC operating companies as the acquisition subject to the M&A Rules, we are not required to apply with the CSRC for the approval of the listing and trading of our ADSs on the Nasdaq Global Market.

        However, our PRC legal counsel has further advised us uncertainties still exist as to how the M&A Rules will be interpreted and implemented and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If CSRC or another PRC regulatory agency subsequently determines that prior CSRC approval was required, we may be unable to obtain a waiver of CSRC approval requirements and we may face regulatory actions or other sanctions from CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict the repatriation of the proceeds from this offering into the PRC or payment or distribution of dividends by our PRC subsidiaries, or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if CSRC later requires that we obtain its approval for this offering, we may be unable to obtain a waiver of CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding CSRC approval requirements could have a material adverse effect on the trading price of our ADSs.

Failure to comply with PRC regulations regarding the registration of share options held by our employees who are PRC citizens may subject such employee or us to fines and legal or administrative sanctions.

        Pursuant to the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rule, promulgated on January 5, 2007 by the SAFE and the Processing Guidance on Foreign Exchange Administration of Domestic Individuals Participating in the Employee Stock Ownership Plans or Stock Option Plans of Overseas-Listed Companies, or the Stock Option Rule, issued by the SAFE in March 2007, PRC citizens who are granted shares or share options by an overseas-listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas-listed company or other qualified PRC agents, to register with the SAFE and complete certain other procedures related to the share option or other share incentive plan. In addition, the overseas-listed company or its PRC subsidiary or other qualified PRC agent is required to appoint an asset manager or administrator and a custodian bank, and open special foreign currency accounts to handle transactions relating to the share option or other share incentive plan. Our PRC citizen employees, who have been granted share options, or PRC optionees, will be subject to the Stock Option Rule when our company becomes an overseas listed company upon the completion of this offering. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Option Rule, we and/or our PRC optionees may be subject to fines and other legal sanctions. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law. In addition, the SAT has issued certain circulars concerning employee share options. Under these circulars, our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. Furthermore, there are substantial uncertainties regarding the interpretation and implementation of the Individual Foreign Exchange Rule and the Stock Option Rule. No assurance can be given that our consultants, who have been or will be granted share options, would be deemed as our employees under the Stock Option Rule and will successfully complete the registration of share options with SAFE after the completion of this offering. See "Regulation—Regulations on Employee Share Options."

We face risks of health epidemics and other disasters, which could severely disrupt our business operations.

        Our business could be materially adversely affected by the outbreak of H1N1, or swine influenza, avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic. In 2009 and early 2010, there were outbreaks of swine influenza in certain regions of the world, including China. In 2006 and 2007, there were reports on the occurrences of avian influenza in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of swine influenza, avian influenza, SARS or other adverse public health developments in China could adversely affect economic activities in China and require the temporary closure of our offices. Such closures could severely disrupt our business operations and adversely affect our results of operations.

        Our operations are vulnerable to interruption and damage from man-made or natural disasters, including wars, acts of terrorism, snowstorms, earthquakes, fire, floods, environmental accidents, power loss, communications failures and similar events. If any man-made or natural disaster were to occur in the future, our ability to operate our business could be seriously impaired.

Labor laws in the PRC may adversely affect our results of operations.

        China adopted a labor contract law effective on January 1, 2008, that establishes more restrictions and increases costs for employers to dismiss employees. For example, the labor contract law requires certain terminations to be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce in the PRC, the labor contract law could adversely affect our ability to effect such changes in a manner that is most advantageous to our circumstances or in a timely and cost effective manner, thus our results of operations could be adversely affected. In addition, the labor contract law requires employers to pay compensation to their employees who agree to bear non-competition obligations on a monthly basis after the employees' employment expires or terminates, which will increase employers' operating expenses.

Our failure to fully comply with PRC labor-related laws exposes us to potential penalty risks.

        Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain pension, housing and other welfare-oriented payment obligations. One of our PRC operating companies, Shanghai Huaqianshu, has not fully paid the contributions for such plans, as required by applicable PRC regulations. As of December 31, 2010, the outstanding contributions to social insurance funds and housing funds of Shanghai Huaqianshu we made provisions for amounted to RMB1.8 million (US$0.3 million). While we believe we have made adequate provision of such outstanding amounts in our audited financial statements, our prior failure to make payments may be in violation of applicable PRC labor-related laws and we may be subject to fines if we fail to rectify any such breaches within the period prescribed by the relevant authorities. In addition, in the event that any current or former employee files a complaint with the PRC government, we may be required to make up the contributions for such employee benefit plans as well as to pay administrative fines.

        According to the applicable PRC regulations, employers failing to pay various government sponsored employee benefit plans in accordance with the relevant rules may be ordered to rectify the noncompliance and pay the required contributions for such plans within a stipulated deadline. If payment is not made by the stipulated deadline, employers can be assessed a late fee of 0.2% of the amount overdue per day from the original due date by the relevant authority. Employers failing to make housing fund contributions may be ordered to rectify any such violation within a prescribed time limit. If an employer fails to rectify a failure to pay within such a prescribed time limit, fines ranging between RMB10,000 and RMB50,000 may be imposed and an application may be made to a local court for compulsory enforcement. However, late fee charges and fines may only be imposed if the employer fails to make up such payments after receipt of a written notice from the authorities. We have not received any such written notice.

Risks Related to Our ADSs and This Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

        Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We have applied to list our ADSs on the Nasdaq Global Market. Our ordinary shares will not be listed or quoted for trading on any exchange. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially adversely affected.

        The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The market price movement of our ADSs may be volatile, and the value of your investment in our ADSs may decrease.

        The market price of our ADSs may be volatile and subject to wide fluctuations. Among the factors that could affect the price of our ADSs are risk factors described in this section and other factors, including:

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  announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

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  regulatory developments in our target markets affecting us, our users or our competitors;

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  actual or anticipated fluctuations in our quarterly operating results;

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  failure of our quarterly financial and operating results to meet market expectations or failure to meet our previously announced guidance;

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  changes in financial estimates by securities research analysts;

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  negative publicity, studies or reports;

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  changes in the economic performance or market valuations of other Internet or online dating services companies;

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  additions or departures of our executive officers and other key personnel;

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  announcements regarding intellectual property litigation (or potential litigation) involving us or any of our directors and officers;

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  release or expiration of the underwriters' post-offering lock-up or other transfer restrictions on our outstanding ordinary shares and ADSs; and

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  sales or anticipated sales of additional ordinary shares or ADSs.

        In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular industries or companies. These market fluctuations may also materially adversely affect the market price of our ADSs.

Since the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

        If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by existing shareholders for their common shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately $8.63 per ADS (assuming no exercise of outstanding options to acquire common shares), representing the difference between our pro forma net tangible book value per ADS as of December 31, 2010, after giving effect to this offering and the assumed initial public offering price of $11.00 per ADS (which is the midpoint of the estimated initial public offering price range). In addition, you will experience further dilution to the extent that our common shares are issued upon the exercise of share options. All of the common shares issuable upon the exercise of currently outstanding share options will be issued at a purchase price on a per ADS basis that is less than the initial public offering price per ADS in this offering. See "Dilution" for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

We may be required to withhold PRC income tax on the dividends we pay you (if any), and any gain you realize on the transfer of our ordinary shares and/or ADSs may also be subject to PRC withholding tax.

        Pursuant to the EIT Law, we may be treated as a PRC resident enterprise for PRC tax purposes. See "—Risks Related to Doing Business in China—We may be classified as a "resident enterprise" for PRC enterprise income tax purposes, which could result in our global income becoming subject to 25% PRC enterprise income tax." If we are so treated by the PRC tax authorities, we would be obligated to withhold PRC income tax of up to 5% on payments of dividends on our shares and/or ADSs to investors that are non-resident enterprises of the PRC located in Hong Kong and 10% on payments of dividends on our ordinary shares and/or ADSs to investors that are non-resident enterprises of the PRC located outside Hong Kong, because the dividends payable on our ordinary shares and/or ADSs would be regarded as being derived from sources within the PRC. In addition, any gain realized by any investors who are non-resident enterprises of the PRC from the transfer of our ordinary shares and/or ADSs could be regarded as being derived from sources within the PRC and be subject to a 10% PRC withholding tax. Such PRC withholding tax would reduce your investment return on our ordinary shares and/or ADSs and may also materially adversely affect the price of our ordinary shares and/or ADSs.

Substantial future sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

        Additional sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 46,889,394 ordinary shares outstanding. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the applicable lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. See "Shares Eligible for Future Sale" and "Underwriting" for a detailed description of the lock-up restrictions. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the lead underwriters for this offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

        In addition, as disclosed under "Description of Share Capital—Registration Rights," certain holders of our preferred shares and ordinary shares converted from our preferred shares have the right to cause us to register the sale of their shares under the Securities Act, subject to a 180-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the related registration statement. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

Your right as a holder of ADSs to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

        We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make any such rights available to our ADS holders in the United States unless we register such rights and the securities to which such rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

        In addition, the depositary has agreed to pay you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is not lawful or practical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

You may be subject to limitations on transfer of your ADSs.

        Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

As we are a Cayman Islands company, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.

        Our corporate affairs are governed by our second amended and restated memorandum and articles of association, the Companies Law and the common law of the Cayman Islands. The rights of our shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands, as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, because Cayman Islands law has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action to investors in securities such as those found under the Securities Act or the Securities Exchange Act of 1934 in the United States, it provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

        As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation organized in a jurisdiction in the United States.

You may have difficulties in enforcing judgments obtained against us.

        We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States.

        In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state due to the lack of reciprocal treaty in the Cayman Islands or the PRC providing statutory recognition of judgments obtained in the United States. Furthermore, it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons who reside outside the United States predicated upon the securities laws of the United States or any state. See "Enforceability of Civil Liabilities."

The voting rights of holders of ADSs must be exercised in accordance wth the terms of the deposit agreement, the ADRs and the procedures established by the depositary. The process of voting through the depositary may involve delays that limit the time available for you to consider proposed shareholders' actions and may restrict your ability to exercise your right to vote.

        As a holder of our ADSs, you may only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, if the vote is by show of hands, the depositary will vote the underlying ordinary shares in accordance with the voting instructions received from a majority of holders of ADSs that provided timely voting instructions. If the vote is by poll, the depositary will vote the underlying ordinary shares in accordance with the voting instructions it timely receives from ADS holders. Upon receipt of voting instructions of a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Under our second amended and restated memorandum and articles of association and Cayman Islands law, the minimum notice period required for convening a general meeting is five days. When a general meeting is convened, you may not receive sufficient notice of a shareholders' meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast, or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if the ordinary shares underlying your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders' meetings, except in limited circumstances, which could adversely affect your interests.

        Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders' meetings unless:

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  we have instructed the depositary that we do not wish a discretionary proxy to be given;

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  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

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  a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

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  the voting at the meeting is to be made on a show of hands.

        The effect of this discretionary proxy is that if you do not vote at shareholders' meetings, you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

Our management will have considerable discretion as to the use of the net proceeds from this offering and you may not agree with our management on these uses.

        Our allocation of the net proceeds to be received by us of this offering is based on current plans and business conditions. Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for general corporate purposes that do not improve our efforts to maintain profitability or increase our ADS price. The net proceeds from this offering may be utilized in ways or placed in investments that do not produce income or that lose value.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to United States Holders of our ADSs or ordinary shares.

        Although it is not clear how the contractual arrangements between us and our PRC operating companies will be treated for purposes of the "passive foreign investment company," or PFIC, rules, we do not expect to be a PFIC for United States federal income tax purposes for our current taxable year ending December 31, 2011 or in the foreseeable future based upon the projected composition of our income and valuation of our assets, including goodwill. However, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC after the close of each taxable year. A non-United States corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. Because we expect to continue to hold a substantial amount of cash and other passive assets following this offering, and because the determination of whether we are a PFIC will depend on the character of our income and assets and the value of our assets from time to time, which may be based in part on the market price of our ADSs, which is likely to fluctuate after this offering, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2011 or any future taxable year. Moreover, while we believe that the contractual arrangements between us and our PRC operating companies should be treated as ownership of stock, if the PRC adversely determines that such arrangements should not be treated as ownership of stock, we would likely be treated as a PFIC. If we were to be treated as a PFIC for any taxable year during which a United States Holder (as defined in "Taxation—United States Federal Income Tax Consequences") held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to such person. For example, if we are a PFIC, a United States Holder could be subject to additional United States federal income taxes on certain distributions and on gain recognized with respect to the ADSs or ordinary shares and may be subject to certain reporting requirements. See "Taxation—United States Federal Income Tax Consequences—Passive Foreign Investment Company."

Our articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders' opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

        Our second amended and restated memorandum and articles of association, which will take effect upon the completion of this offering, include provisions that could limit the ability of others to acquire control of us, including provisions that authorize our board of directors, without action by our shareholders, to issue preferred shares and to issue additional ordinary shares, including ordinary shares represented by ADSs. These provisions could have the effect of depriving you of an opportunity to sell your ADSs at a premium over prevailing market prices by discouraging third parties from seeking to acquire control of us in a tender offer or similar transactions.

We will incur increased costs as a public company.

        As a public company, we will incur a significantly higher level of legal, accounting and other expenses than we did as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Global Market, has required changes in corporate governance practices of public companies.

        When we become a public company, we will establish additional board committees and will adopt and implement additional policies regarding internal control over financial reporting and disclosure controls and procedures. In particular, compliance with Section 404 of the Sarbanes-Oxley Act, which requires public companies to include a report of management on the effectiveness of their internal control over financial reporting, will increase our costs. In addition, we will incur costs associated with public company reporting requirements, such as the requirements to file an annual report and other reports with the SEC. We expect these rules and regulations to increase our legal and financial compliance costs. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this prospectus are forward-looking statements. These forward-looking statements can be identified by words or phrases such as "anticipate," "believe," "continue," "estimate," "expect," "intend," "is/are likely to," "may," "plan," "should," "will," or other similar expressions. The forward-looking statements included in this prospectus relate to, among others:

  •
  our future business development, financial condition and results of operations;

  •
  our ability to maintain and strengthen our position as the leading provider of online dating services in China;

  •
  our ability to develop and commercialize additional online dating, family and marriage services;

  •
  market acceptance of our online dating services;

  •
  our various initiatives to implement our business strategies to expand our business;

  •
  competition from other online dating service providers and operators;

  •
  our planned use of proceeds;

  •
  the expected growth of and change in the online dating services industry in China;

  •
  our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; and

  •
  the PRC laws, regulations and policies relating to the Internet and Internet content providers, including online dating service providers and operators.

        These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and other sections in this prospectus.

        The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

        This prospectus also contains data related to the online dating services industry in China. These industry data, including data from iResearch, include projections that are based on a number of assumptions. The online dating services industry may not grow at the rate projected by the industry data, or at all. The failure of this industry to grow at the projected rate may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the online dating services industry subjects any projections or estimates relating to the growth prospects or future condition of our industry to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the industry data turns out to be incorrect, actual results may differ from the projections based on these assumptions.

        Unless otherwise indicated, information in this prospectus concerning economic conditions and our industry is based on information from independent industry analysts and publications, as well as our estimates. Except where otherwise noted, our estimates are derived from publicly available information released by third-party sources, as well as data from our internal research, and are based on such data and our knowledge of our industry, which we believe to be reasonable.

 ENFORCEABILITY OF CIVIL LIABILITIES

        We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

        Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

        We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

        Maples and Calder, our counsel as to Cayman Islands law, and Zhong Lun Law Firm, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or the PRC would, respectively, (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

        Maples and Calder has further advised us that the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States against us under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon, provided that: (i) such federal or state courts had proper jurisdiction over the parties subject to such judgment; (ii) such federal or state courts did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands. Our shareholders can, under certain circumstances, originate actions against us. See "Description of Share Capital—Differences in Corporate Law—Shareholders' Suits."

        Zhong Lun Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions, provided that the foreign judgments do not violate the basic principles of laws of the PRC or its sovereignty, security, or social and public interest. Zhong Lun Law Firm has advised us further that there are no treaties between China and the United States for the mutual recognition and enforcement of court judgments, thus making the recognition and enforcement of a U.S. court judgment in China difficult.

        In addition, although U.S. shareholders may be able to originate actions against us in China in accordance with PRC law, it will be difficult for U.S. shareholders to do so because we are incorporated under the laws of the Cayman Islands and it is difficult for U.S. shareholders, by virtue only of holding our ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have subject matter jurisdiction as required by the PRC Civil Procedures Law. U.S. shareholders may be able to originate actions against us in the Cayman Islands based on Cayman Islands law. However, we do not have any substantial assets other than certain corporate documents and records in the Cayman Islands and it may be difficult for a shareholder to enforce a judgment obtained in a Cayman Islands court in China, where substantially all of our operations are conducted.

        Paul, Hastings, Janofsky & Walker, our counsel as to Hong Kong law, has further advised us that Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. There is therefore doubt as to the enforceability in Hong Kong in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

        Maples and Calder, our counsel as to BVI laws, has further advised us that the United States and the BVI do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any federal or state courts in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the BVI. In addition, Maples and Calder has advised us that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority, for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the BVI.

 OUR HISTORY AND CORPORATE STRUCTURE

Our History

        Our founder and chief executive officer, Ms. Haiyan Gong, commenced our online dating business in 2003, focusing on highly educated users, such as college educated users or users who had received post-secondary education. In April 2004, Ms. Gong incorporated Shanghai Huaqianshu, a PRC limited liability company, to operate our online dating service business. Ms. Haiyan Gong and Mr. Fuping Yu each held 61% and 39% of the equity interests, respectively, in Shanghai Huaqianshu.

        In June 2005, Ms. Haiyan Gong and Mr. Yongqiang Qian, through their wholly-owned companies, incorporated Flower Trees Limited, or Flower Trees, in the British Virgin Islands. In January and February of 2006, Flower Trees established a wholly-owned PRC subsidiary, Souyuan (Shanghai) Information Technology Co., Ltd., or Souyuan, which entered into a series of contractual arrangements with Shanghai Huaqianshu and its shareholders to acquire effective control over Shanghai Huaqianshu.

        In February 2007, Harper was incorporated in the British Virgin Islands. In March 2007, Ms. Haiyan Gong, Mr. Yongqiang Qian, Mr. Xu Liu and Ms. Jing Yang became the initial shareholders of Harper. In May 2007, Harper established a wholly-owned PRC subsidiary, Shanghai Miyuan. In May 2007, Shanghai Miyuan entered into an assignment agreement with Souyuan, Shanghai Huaqianshu and its shareholders to assume Souyuan's effective control over Shanghai Huaqianshu. As a result, Flower Trees and Souyuan no longer hold any assets and have no operations.

        In January 2008, we opened our registration to all single users above the age of 18 and in October 2008, we began charging fees for messaging services on our Jiayuan.com website.

        In preparation for this offering, we incorporated Jiayuan in September 2010 in the Cayman Islands as our listing vehicle. Jiayuan became our ultimate holding company on January 26, 2011 when it issued shares to the existing shareholders of Harper in exchange for all of the outstanding shares of Harper at an exchange ratio of one to one, or the Share Swap. After the Share Swap, Harper became our direct wholly-owned subsidiary. In addition, in October 2010, Harper established a wholly-owned subsidiary, Jiayuan Hong Kong. Jiayuan Hong Kong may qualify for the PRC preferential tax treatment for dividend payments from PRC entities to certain shareholders that are Hong Kong resident enterprises. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Taxation—PRC—Withholding Tax." We also operate our English language dating website through Jiayuan Hong Kong.

        We also took the following steps:

  •
  in December 2010, Shanghai Huaqianshu established Jiayuan Shanghai Center, a privately funded non-enterprise institution;

  •
  in January 2011, Jiayuan Hong Kong established another wholly-owned PRC subsidiary, Beijing Miyuan, to enter into a series of contractual arrangements with Beijing Huaqianshu, Xique and their respective shareholders to acquire effective control over Beijing Huaqianshu and Xique. We believe that establishing a wholly foreign-owned enterprise in Beijing will provide us with more organizational flexibility as our principal offices and many of our employees are located in Beijing. Furthermore, given the highly-regulated nature of the Internet industry, we believe that our proximity to regulators in Beijing will become increasingly important as our business expands. Beijing Miyuan has not commenced operations as of the date of this prospectus. It does not have any staff or assets, and it does not generate any revenue;

  •
  in February 2011, Beijing Miyuan entered into a series of contractual arrangements with Beijing Huaqianshu, Xique and their respective shareholders to acquire effective control over Beijing Huaqianshu and Xique. As a result, Beijing Huaqianshu and Xique became our variable interest entities. Beijing Huaqianshu and Xique commenced operations in November 2010;

  •
  in May 2011, Beijing Miyuan transferred and assigned its obligations and rights under the contractual arrangements with Beijing Huaqianshu, Xique and their respective shareholders to Shanghai Miyuan; and

  •
  Harper is in the process of transferring its 100% equity interest in Shanghai Miyuan to Jiayuan Hong Kong. We expect to complete this transfer in the second quarter of 2011.

        The following diagram illustrates our shareholding and corporate structure as of the date of this prospectus:

(1)
The shareholding percentage is determined by dividing (i) the number of ordinary shares held by such person by (ii) the total number of ordinary shares outstanding as of the date of this prospectus. The shareholding percentage does not take into account any option held by such person, including those options that are currently exercisable or exercisable within 60 days of the date of this prospectus.

(2)
Harper is in the process of transferring its 100% equity interest in Shanghai Miyuan to Jiayuan Hong Kong. We expect to complete this transfer in the second quarter of 2011. Shanghai Miyuan has received all of the required approvals from the Ministry of Commerce to effect this transfer. It is in the process of updating its AIC registration to reflect the equity transfer from Harper to Jiayuan Hong Kong. Shanghai Miyuan is also required to update its foreign exchange registration certificate with the local office of the SAFE after the AIC registration is completed. See "Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure—We may be unable to complete the transfer of the equity interest in

  Shanghai Miyuan from Harper to Jiayuan Hong Kong which may cause us to incur additional costs, divert resources and management attention."

(3)
The PRC residents holding direct or indirect interests in our company to which we have knowledge are in the process of registering and amending registrations with the local SAFE branch. These PRC residents are Ms. Haiyan Gong, our founder and chief executive officer, Mr. Yongqiang Qian, our chairman, Mr. Xu Liu, Mr. Fuping Yu, Mr. Qingjun Zhu and Mr. Cheng Li. Because these registrations are still in process, Beijing Miyuan was unable to obtain a foreign exchange registration certificate by April 25, 2011, the date on which the first installment of the capital contribution was required to be made. Jiayuan Hong Kong was thus unable to pay the first installment of the capital contribution. As a result, under PRC law, Beijing Miyuan's Foreign Invested Enterprise Approval Certificate issued by the local office of the Ministry of Commerce is consequently deemed to be invalid. We are required to deregister Beijing Miyuan with the local AIC office and return Beijing Miyuan's business license to the local AIC office for cancellation. In addition, the local AIC office may also revoke Beijing Miyuan's business license on its own initiative even if we do not voluntarily deregister Beijing Miyuan and return the business license. If Beijing Miyuan is deregistered and its business license is returned to the local AIC for cancellation, or its business license is revoked by the local AIC office, Beijing Miyuan will no longer be a validly existing legal entity. See "Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure—If Beijing Miyuan, one of our PRC subsidiaries, is deregistered or if its business license is cancelled or revoked by the government, we may be required to incur additional costs to reorganize our corporate structure" and "Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore SPVs by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liabilities or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us or may otherwise adversely affect us."

(4)
These contracting shareholders are Ms. Haiyan Gong, Mr. Yongqiang Qian, Mr. Xu Liu, Mr. Fuping Yu, Mr. Qingjun Zhu and Mr. Cheng Li.

(5)
Jiayuan Shanghai Center was established by Shanghai Huaqianshu as a privately funded non-enterprise institution that engages in non-profit social services.

        The following diagram illustrates our anticipated shareholding and corporate structure immediately following this offering and assuming that Harper has completed the transfer of its 100% equity interest in Shanghai Miyuan to Jiayuan Hong Kong and that the underwriters do not exercise their over-allotment option:

(1)
The shareholding percentage is determined by dividing (i) the number of ordinary shares held by such person by (ii) the total number of ordinary shares outstanding immediately after the completion of this offering. The shareholding percentage does not take into account any option held by such person, including those options that are currently exercisable or exercisable within 60 days of the date of this prospectus.

(2)
These contracting shareholders are Ms. Haiyan Gong, Mr. Yongqiang Qian, Mr. Xu Liu, Mr. Fuping Yu, Mr. Qingjun Zhu and Mr. Cheng Li.

(3)
Jiayuan Shanghai Center was established by Shanghai Huaqianshu as a privately funded non-enterprise institution that engages in non-profit social services.

Contractual Arrangements with Shanghai Huaqianshu, Beijing Huaqianshu, Xique and their Respective Shareholders and Jiayuan Shanghai Center

        In order to comply with PRC law restricting foreign ownership and investment in value-added telecommunications service businesses and the prohibition on privately funded non-enterprise institutions from engaging in profit-making business operations in China, we operate our online dating and offline VIP services through a series of contractual arrangements among Shanghai Miyuan, Shanghai Huaqianshu, Beijing Huaqianshu, Xique and their respective shareholders, and Jiayuan Shanghai Center. Such contractual arrangements include exclusive technology licenses and service agreements, equity pledge agreements, exclusive equity transfer option agreements, shareholders' voting rights entrustment agreements and loan agreements. As a result of these contractual arrangements,

  •
  through Shanghai Miyuan, we exercise effective control over Shanghai Huaqianshu, Beijing Huaqianshu, Xique and Jiayuan Shanghai Center;

  •
  in exchange for the provision of services, through Shanghai Miyuan we receive substantially all of the earnings and other economic benefits of Shanghai Huaqianshu, Beijing Huaqianshu, Xique and Jiayuan Shanghai Center to the extent permissible under PRC law;

  •
  through Shanghai Miyuan, we have an exclusive option to purchase all or part of the equity interests in Shanghai Huaqianshu, Beijing Huaqianshu and Xique, in each case when and to the extent permitted by PRC law.

        Because we effectively control Shanghai Huaqianshu, Jiayuan Shanghai Center, Beijing Huaqianshu and Xique, we consolidate their operating results in our consolidated financial statements under U.S. GAAP.

        Below is a summary of the material provisions of these agreements.

Agreements That Transfer Economic Benefit to Us

        Exclusive Technology License and Service Agreement with Shanghai Huaqianshu.    Pursuant to the amended and restated exclusive technology license and service agreement entered into on January 25, 2011 between Shanghai Miyuan and Shanghai Huaqianshu, Shanghai Huaqianshu retains Shanghai Miyuan as its exclusive provider of software and hardware licenses, technology support, hardware and data maintenance and updates, software development, maintenance and professional training, information collection and research, technology consulting services related to the business operations of Shanghai Huaqianshu. As consideration for such services, Shanghai Huaqianshu agreed to pay service fees equal to a certain percentage of Shanghai Huaqianshu's annual revenues as agreed by the parties from time to time. The exclusive technology license and service agreement will expire on January 24, 2021, and, except by mutual agreement upon early termination by the parties in writing, the term of this agreement will be automatically extended for ten years.

        Exclusive Technology License and Service Agreement with Jiayuan Shanghai Center.    Pursuant to the exclusive technology license and service agreement entered into on January 25, 2011 between Shanghai Miyuan and Jiayuan Shanghai Center, Jiayuan Shanghai Center retains Shanghai Miyuan as its exclusive provider of software and hardware licenses, technology support, hardware and data maintenance and updates, software development, maintenance and professional training, information collection and research, technology consulting services related to the business operations of Jiayuan Shanghai Center. As consideration for such services, Jiayuan Shanghai Center agreed to pay service fees equal to a certain percentage of Jiayuan Shanghai Center's annual revenues as agreed by the parties from time to time. The exclusive technology license and service agreement will expire on January 24, 2021, and, except by mutual agreement upon early termination by the parties in writing, the term of this agreement will be automatically extended for ten years.

        Exclusive Technology License and Service Agreement with Beijing Huaqianshu.    Beijing Miyuan and Beijing Huaqianshu entered into an exclusive technology license and service agreement on February 17, 2011. In addition, Beijing Miyuan, Shanghai Miyuan, Beijing Huaqianshu and its shareholders entered into an assignment agreement on May 6, 2011, or the Beijing Huaqianshu Assignment Agreement, pursuant to which Beijing Miyuan assigned to Shanghai Miyuan all the rights and obligations under the contractual arrangements and the other contracting parties thereto agreed and acknowledged such assignment. Pursuant to the exclusive technology license and service agreement and the Beijing Huaqianshu Assignment Agreement, Shanghai Miyuan provides software and hardware licenses, technology support, hardware and data maintenance, software development, maintenance and update, professional training, information collection and research, technology consulting services related to the business operations of Beijing Huaqianshu. As consideration for such services, Beijing Huaqianshu agreed to pay service fees equal to a certain percentage of Beijing Huaqianshu's annual revenues as agreed by the parties from time to time. This exclusive technology license and service agreement will expire on February 16, 2021 and, except by mutual agreement upon early termination by the parties in writing, the term will be automatically extended for ten years.

        Exclusive Technology License and Service Agreement with Xique.    Beijing Miyuan and Xique entered into an exclusive technology license and service agreement on February 17, 2011. In addition, Beijing Miyuan, Shanghai Miyuan, Xique and its shareholders entered into an assignment agreement on May 6, 2011, or the Xique Assignment Agreement, pursuant to which Beijing Miyuan assigned to Shanghai Miyuan all the rights and obligations under the contractual arrangements and the other contracting parties thereto agreed and acknowledged such assignment. Pursuant to the exclusive technology license and service agreement and the Xique Assignment Agreement, Shanghai Miyuan provides software and hardware licenses, technology support, hardware and data maintenance, software development, maintenance and update, professional training, information collection and research, technology consulting services related to the business operations of Xique. As consideration for such services, Xique agreed to pay service fees equal to a certain percentage of Xique's annual revenues as agreed by the parties from time to time. This exclusive technology license and service agreement will expire on February 16, 2021 and, except by mutual agreement upon early termination by the parties in writing, the term will be automatically extended for ten years.

Agreements That Provide Us Effective Control Over Shanghai Huaqianshu and Jiayuan Shanghai Center

        Loan Agreements.    Pursuant to an amended and restated loan agreement entered into on January 25, 2011, between Shanghai Miyuan and Ms. Haiyan Gong and Mr. Xu Liu, Shanghai Miyuan made interest-free loans of the equivalent of US$624,480 and US$575,520, respectively, to Ms. Haiyan Gong and Mr. Xu Liu. The loans are repayable on demand. If Ms. Gong and Mr. Liu intend to voluntarily repay the loans in whole or in part, or if Shanghai Miyuan requires Ms. Gong and Mr. Liu to repay the loans in whole or in part, Shanghai Miyuan or its designee may acquire a proportionate amount of the equity interests of Shanghai Huaqianshu from Ms. Gong and Mr. Liu for a purchase price equal to the principal amount of the repaid loans. Pursuant to a loan transfer agreement dated April 5, 2011, the rights and obligations under this loan agreement by Ms. Gong and Mr. Liu were transferred to the current shareholders of Shanghai Huaqianshu.

        Pursuant to another loan agreement entered into on July 10, 2007, between Shanghai Miyuan and Ms. Gong, Shanghai Miyuan made a loan of RMB9.0 million to Ms. Gong for increasing the capital of Shanghai Huaqianshu. Except as otherwise provided therein, neither Shanghai Miyuan may require Ms. Gong to, nor Ms. Gong may, repay the loan in advance. Shanghai Miyuan or its designee may acquire such increased capital of Shanghai Huaqianshu from Ms. Gong for a purchase price equal to the principal amount of the repaid loan. After the completion of the restructuring, the rights and obligations under this loan agreement by Ms. Gong were transferred to the current shareholders of Shanghai Huaqianshu.

        Shareholders' Voting Rights Entrustment Agreement.    Pursuant to the amended and restated shareholders' voting rights entrustment agreement entered into on January 25, 2011, between Shanghai Miyuan, Shanghai Huaqianshu and its shareholders, the shareholders of Shanghai Huaqianshu shall grant a PRC citizen, as agreed by Shanghai Miyuan, the right to exercise all their voting rights as shareholders of Shanghai Huaqianshu under its then-effective articles of association. Upon Shanghai Miyuan's request, the grantors shall revoke the proxy and grant the same proxy to another PRC citizen as designated by the designee of Shanghai Miyuan. The shareholders' voting rights entrustment agreement will remain effective until January 24, 2021, and, except by mutual agreement upon early termination by the parties in writing or any termination arising from Shanghai Huaqianshu or its shareholders' material breach of obligations thereunder, the term of the shareholders' voting rights entrustment agreement will be automatically extended for ten years.

        Exclusive Equity Transfer Option Agreement.    Pursuant to the amended and restated exclusive equity transfer option agreement entered into on January 25, 2011 between Shanghai Miyuan, Shanghai Huaqianshu and its shareholders, Shanghai Miyuan has an exclusive option to purchase, or to designate another qualified individual or entity to purchase, to the extent permitted by PRC law, part or all of the equity interests in Shanghai Huaqianshu owned by Shanghai Huaqianshu's shareholders. The purchase price for the entire equity interest of Shanghai Huaqianshu shall be the proportionate amount of the registered capital owned by such shareholder or an amount agreed by the parties in writing provided that, in case of any compulsory requirement by then PRC laws, the purchase price shall be the minimum price permitted by applicable PRC law. The exclusive equity transfer option agreement remains in effect until the completion of the transfer of all the shares in accordance with this agreement.

        Equity Pledge Agreement.    Pursuant to the amended and restated equity pledge agreement entered into on January 25, 2011 between Shanghai Miyuan and Shanghai Huaqianshu's shareholders, Shanghai Huaqianshu's shareholders pledged their equity interest in Shanghai Huaqianshu to Shanghai Miyuan to secure such shareholders' obligations under the loan agreement, the shareholders voting rights entrustment agreement and the exclusive equity transfer option agreement as well as Shanghai Huaqianshu's obligations under the exclusive technology license and service agreement, each as described above. The equity pledge agreement will expire when the shareholders and Shanghai Huaqianshu have fully performed their obligations under the agreements described above.

        Cooperative Operation Agreement.    Pursuant to the cooperative operation agreement entered into on January 25, 2011 among Shanghai Miyuan, Shanghai Huaqianshu and Jiayuan Shanghai Center, in order to ensure Jiayuan Shanghai Center's ability to make payments to Shanghai Miyuan under an exclusive technology license and service agreement between Jiayuan Shanghai Center and Shanghai Miyuan, Shanghai Huaqianshu agrees to appoint designees of Shanghai Miyuan as the members of the management committee and the key employees of Jiayuan Shanghai Center upon the request of Shanghai Miyuan. This agreement will expire on January 24, 2021 and, unless terminated early by Shanghai Miyuan, the term will be automatically extended for ten years.

Agreements That Provide Us Effective Control Over Beijing Huaqianshu

        Loan Agreement.    Pursuant to a loan agreement entered into on February 17, 2011, between Beijing Miyuan and Ms. Haiyan Gong and Mr. Yu Zhang, Beijing Miyuan made interest-free loans of RMB0.7 million and RMB0.3 million, respectively, to Ms. Gong and Mr. Zhang, the original shareholders of Beijing Huaqianshu at the date of its establishment. The loans are repayable on demand. If Ms. Gong and Mr. Zhang intend to voluntarily repay the loans, Beijing Miyuan or its designee may acquire the equity investments of Beijing Huaqianshu from Ms. Gong and Mr. Zhang for a purchase price equal to the principal amount of the loans. Pursuant to a loan transfer agreement dated April 5, 2011, the rights and obligations under this loan agreement by Ms. Gong and Mr. Zhang were transferred to the current shareholders of Beijing Huaqianshu. Pursuant to the Beijing Huaqianshu Assignment Agreement, the rights and obligations under this loan agreement by Beijing Miyuan were transferred to Shanghai Miyuan.

        Shareholders' Voting Rights Entrustment Agreement.    Pursuant to the shareholders' voting rights entrustment agreement entered into on February 17, 2011, between Beijing Miyuan, Beijing Huaqianshu and its shareholders, and the Beijing Huaqianshu Assignment Agreement, the shareholders of Beijing Huaqianshu have granted Ms. Haiyan Gong, who is a PRC citizen, as agreed by Shanghai Miyuan, the right to exercise all their voting rights as shareholders of Beijing Huaqianshu as provided under its articles of association. Upon Shanghai Miyuan's request, the grantors shall revoke the proxy and grant the same proxy to another PRC citizen as designated by Shanghai Miyuan. The shareholders' voting rights entrustment agreement will remain effective until February 16, 2021 and, except by mutual agreement upon early termination by the parties in writing or any termination arising from Beijing Huaqianshu or its shareholders' material breach of obligations thereunder, the term of the shareholders' voting rights entrustment agreement will be automatically extended for ten years.

        Exclusive Equity Transfer Option Agreement.    Pursuant to the exclusive equity transfer option agreement entered into on February 17, 2011, between Beijing Miyuan, Beijing Huaqianshu and its shareholders, and the Beijing Hauqianshu Assignment Agreement, Shanghai Miyuan has an exclusive option to purchase, or to designate another qualified individual or entity to purchase, to the extent permitted by PRC law, part or all of the equity interests in Beijing Huaqianshu owned by Beijing Huaqianshu's shareholders. The purchase price for the entire equity interest of Beijing Huaqianshu shall be the amount of the proportionate registered capital owned by such shareholder or an amount agreed by the parties in writing, provided that, in case of any compulsory requirement by then PRC laws, the purchase price shall be the minimum price permitted by applicable PRC law. The exclusive equity transfer option agreement remains in effect until the completion of the transfer of all the shares in accordance with this agreement.

        Equity Pledge Agreement.    Pursuant to the equity pledge agreement entered into on February 17, 2011, between Beijing Miyuan and Beijing Huaqianshu's shareholders, and the Beijing Huaqianshu Assignment Agreement, Beijing Huaqianshu's shareholders pledged their equity interest in Beijing Huaqianshu to Shanghai Miyuan to secure such shareholders' obligations under the loan agreement, the shareholders' voting rights entrustment agreement and exclusive equity transfer option agreement and Beijing Huaqianshu's obligations under the exclusive technology license and service agreement, each as described above. The equity pledge agreement will expire when the shareholders and Beijing Huaqianshu have fully performed their obligations under the agreements described above. Pursuant to the Beijing Huaqianshu Assignment Agreement, the pledge of equity interest in Beijing Huaqianshu by the current shareholders of Beijing Huaqianshu in favor of Beijing Miyuan will be de-registered and such equity pledge will be re-registered in favor of Shanghai Miyuan.

Agreements That Provide Us Effective Control Over Xique

        Loan Agreement.    Pursuant to a loan agreement entered into on February 17, 2011, between Beijing Miyuan and Ms. Haiyan Gong and Mr. Yu Zhang, Beijing Miyuan made interest-free loans of RMB0.7 million and RMB0.3 million, respectively, to Ms. Gong and Mr. Zhang, the original shareholders of Xique at the date of its establishment. The loans are repayable on demand. If Ms. Gong and Mr. Zhang intend to voluntarily repay the loans, Beijing Miyuan or its designee may acquire the equity investments of Xique from Ms. Gong and Mr. Zhang for a purchase price equal to the principal amount of the loans. Pursuant to a loan transfer agreement dated April 5, 2011, the rights and obligations under this loan agreement by Ms. Gong and Mr. Zhang were transferred to the current shareholders of Xique. Pursuant to the Xique Assignment Agreement, the rights and obligations under this loan agreement by Beijing Miyuan were transferred to Shanghai Miyuan.

        Shareholders' Voting Rights Entrustment Agreement.    Pursuant to the shareholders' voting rights entrustment agreement entered into on February 17, 2011, between Beijing Miyuan, Xique and its shareholders, and the Xique Assignment Agreement, the shareholders of Xique have granted Ms. Haiyan Gong, who is a PRC citizen, as agreed by Shanghai Miyuan, the right to exercise all their voting rights as shareholders of Xique as provided under its articles of association. Upon Shanghai Miyuan's request, the grantors shall revoke the proxy and grant the same proxy to another PRC citizen as designated by Shanghai Miyuan. The shareholders' voting rights entrustment agreement will remain effective until February 16, 2021 and, except by mutual agreement upon early termination by the parties in writing or any termination arising from Xique or its shareholders' material breach of obligations thereunder, the term of the shareholders' voting rights entrustment agreement will be automatically extended for ten years.

        Exclusive Equity Transfer Option Agreement.    Pursuant to the exclusive equity transfer option agreement entered into on February 17, 2011, between Beijing Miyuan, Xique and its shareholders, and the Xique Assignment Agreement, Shanghai Miyuan has an exclusive option to purchase, or to designate another qualified individual or entity to purchase, to the extent permitted by PRC law, part or all of the equity interests in Xique owned by Xique's shareholders. The purchase price for the entire equity interest of Xique shall be the amount of the proportionate registered capital owned by such shareholder or an amount agreed by the parties in writing, provided that, in case of any compulsory requirement by then PRC laws, the purchase price shall be the minimum price permitted by applicable PRC law. The exclusive equity transfer option agreement remains in effect until the completion of the transfer of all the shares in accordance with the exclusive equity transfer option agreement.

        Equity Pledge Agreement.    Pursuant to the equity pledge agreement entered into on February 17, 2011, between Beijing Miyuan and Xique's shareholders, and the Xique Assignment Agreement, Xique's shareholders pledged their equity interest in Xique to Shanghai Miyuan to secure such shareholders' obligations under the loan agreement, the shareholders' voting rights entrustment agreement and exclusive equity transfer option agreement and Xique's obligations under the exclusive technology license and service agreement, each as described above. The equity pledge agreement will expire when the shareholders and Xique have fully performed their obligations under the agreements described above. Pursuant to the Xique Assignment Agreement, the pledge of equity interest in Xique by the current shareholders of Xique in favor of Beijing Miyuan will be de-registered and such equity pledge will be re-registered in favor of Shanghai Miyuan.

        In the opinion of Zhong Lun Law Firm, our PRC legal counsel:

  •
  the corporate structure of our PRC subsidiaries, our PRC operating companies and Jiayuan Shanghai Center, except for Beijing Miyuan's Foreign Invested Enterprise Approval Certificate being deemed invalid, currently complies with, and immediately after this offering, will comply with, current PRC laws, rules and regulations;

  •
  even though Beijing Miyuan's Foreign Invested Enterprise Approval Certificate has been deemed invalid, Beijing Miyuan is a validly existing wholly foreign-owned enterprise with legal person status and limited liability under PRC Laws because its business license has not yet been revoked or returned for cancellation; and

  •
  our contractual arrangements among our PRC subsidiaries, our PRC operating companies and their respective shareholders, and Jiayuan Shanghai Center (including the assignments of contractual arrangement by Beijing Miyuan to Shanghai Miyuan concerning Beijing Huaqianshu and Xique) are valid and binding on all parties to these arrangements, and do not violate current PRC laws, rules or regulations.

        Our PRC legal counsel has further advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. There can be no assurance that the PRC regulatory authorities will not take a view that is contrary to the above opinion of our PRC legal counsel in the future and if the PRC government determines that the agreements that establish the structure for operating our PRC value-added telecommunications service businesses and offline VIP services do not comply with applicable restrictions on foreign investment in the telecommunications industry and the prohibition on privately funded non-enterprise institutions from engaging in profit-making business operations, we could be subject to severe penalties including being prohibited from continuing operation. See "Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure."

 USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately US$65.7 million, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us and based upon an assumed initial public offering price of US$11.00 per ADS (the midpoint of the estimated initial public offering price range shown on the front cover of this prospectus). A US$1.00 increase (decrease) in the assumed initial public offering price of US$11.00 per ADS would increase (decrease) the net proceeds to us from this offering by US$6.2 million, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us and assuming no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

        We currently intend to use the net proceeds we will receive from this offering as follows:

  •
  approximately US$4.0 million to pay accrued but unpaid dividends due to the holders of our Series A preferred shares payable upon the completion of this offering, including US$3.0 million to Fame Gain, Qiming Venture Partners, L.P. and Qiming Managing Directors Fund, L.P.; and

  •
  the remaining amount for general corporate purposes, including capital expenditures, such as in connection with establishing new offices, expanding our services and purchasing additional hardware for expanded capacity and to meet new demand from new services, and funding possible future strategic acquisitions.

        We have no current plans, proposals or arrangements for any material acquisitions.

        Fame Gain is 100% owned by our chairman, Mr. Yongqiang Qian. The general partner of Qiming Venture Partners, L.P. is Qiming GP, L.P. and one of our directors, Mr. JP Gan, is a managing director of the general partner of both Qiming GP, L.P. and Qiming Managing Directors Fund, L.P.

        The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of this offering based upon our present plans and business condition, but our management will have significant flexibility and discretion in applying the net proceeds we receive from this offering. The occurrence of unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus.

        Pending use of the net proceeds, we intend to invest our net proceeds in investment-grade short-term, interest-bearing debt instruments or bank deposits.

        We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

 DIVIDEND POLICY

        We have not paid any dividends since our inception. Except for accrued but unpaid dividends to be paid to holders of our Series A preferred shares, we currently intend to retain all available funds and any future earnings to finance our business and to fund the growth and expansion of our business, and, therefore, do not expect to pay any cash dividends on our ordinary shares, including those represented by ADSs, in the foreseeable future.

        We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are required to set aside each year a certain amount of their accumulated after-tax profits, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. For a detailed discussion, see "Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure—Our holding company structure may restrict our ability to receive dividends from, or transfer funds to, our PRC subsidiaries, which could restrict our ability to act in response to changing market conditions and reallocate funds among our Chinese entities in a timely manner." Limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely affect our ability to grow, make investments or acquisitions, pay dividends, and otherwise fund and conduct our businesses. Any future determination to pay dividends, if any, will be made at the discretion of our board of directors and will be based upon our future operations and earnings, capital requirements and surplus, general financial condition, shareholders' interests, contractual restrictions and other factors our board of directors may deem relevant.

        The holders of our Series A preferred shares are entitled to receive cumulative dividends in preference to any dividends on the ordinary shares equal to, the greater of (i) 10% of the purchase price per annum (as adjusted for any share splits, share dividends, recapitalization or similar transactions), and (ii) the dividends that would be paid to ordinary shares into which the preferred shares could be converted, provided that the dividends are payable only when, and as declared, by our board of directors. Under the Shareholders' Agreement, all accrued but unpaid dividends are required to be paid in cash immediately prior to the closing of a qualified IPO. Holders of our Series A preferred shares subsequently agreed to postpone receipt of such dividends until 30 days after the closing of this offering.

        Holders of our ADSs will be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as the holders of our ordinary shares. Cash dividends will be paid to the depositary in U.S. dollars, which will distribute them to the holders of ADSs according to the terms of the deposit agreement. Other distributions, if any, will be paid by the depositary to the holders of ADSs in any means it deems legal, fair and practical. See "Description of American Depositary Shares—Share Dividends and Other Distributions."

CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2010 presented on:

  •
  an actual basis;

  •
  a pro forma basis to give effect to (1) the automatic conversion of all of the Series A preferred shares and (2) the cash dividend of approximately US$3.6 million payable immediately prior to the conversion of the Series A preferred shares; and

  •
  a pro forma as adjusted basis to give effect to (i) the above and (ii) the issuance and sale of 10,050,000 ordinary shares in the form of ADSs issued by us in this offering, assuming an initial public offering price of US$11.00 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting underwriting discount and estimated offering expenses payable by us.

        There has been no material change in our consolidated capitalization since December 31, 2010.

        The pro forma adjustments reflected below are subject to change and are based upon available information, and assumptions that we believe are reasonable. You should read this section in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and corresponding notes thereto included elsewhere in this prospectus.

	As of December 31, 2010
	Actual		Pro Forma		Pro Forma As Adjusted(1)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands, except share and per share data)
Series A preferred shares, US$0.001 par value; 9,566,667 shares authorized, issued and outstanding; none outstanding on a pro forma basis as of December 31, 2010	93,559	14,176	—	—	—	—
Shareholders' equity:
Ordinary shares, US$0.001 par value; 40,433,333 shares authorized; 27,272,727 shares issued and outstanding; 36,839,394 shares issued and outstanding on a pro forma basis and 46,889,394 shares issued and outstanding on a pro forma as adjusted basis	210	32	276	42	342	52
Additional paid-in capital(2)	—	—	69,413	10,518	502,696	76,167
Statutory reserves	392	59	392	59	392	59
Accumulated deficit	(23,887)	(3,619)	(23,887)	(3,619)	(23,887)	(3,619)
Foreign currency translation	8,412	1,275	8,412	1,275	8,412	1,275
Total shareholders' (deficit)/equity(2)	(14,873)	(2,253)	54,606	8,275	487,955	73,934

Total capitalization(2)	78,686	11,923	54,606	8,275	487,955	73,934

(1)
Assumes that the underwriters do not exercise their over-allotment option to purchase additional ADSs.

(2)
Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discount and the estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per ADS, the mid-point of the estimated initial public offering price range shown on the cover of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders' equity and total capitalization by approximately $6.2 million.

 DILUTION

        If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholder for our presently outstanding ordinary shares.

        Our net tangible book value as of December 31, 2010 was approximately RMB78.7 million (US$11.9 million), or RMB2.89 (US$0.44) per ordinary share as of that date, and US$0.66 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting pro forma net tangible book value per ordinary share from the assumed initial public offering price per ordinary share, which is the midpoint of the estimated initial public offering price range shown on the front cover of this prospectus and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

        Our pro forma net tangible book value as of December 31, 2010 was approximately RMB54.6 million (US$8.3 million), or RMB1.48 (US$0.22) per ordinary share outstanding on that date, equivalent to $0.33 per ADS. Pro forma net tangible book value adjusts net tangible book value to give effect to (i) the conversion of all of our outstanding Series A preferred shares into our ordinary shares, and (ii) the cash dividend of approximately US$3.6 million payable immediately prior to the automatic conversion of the Series A preferred shares as if it had been declared and payable prior to December 31, 2010.

        Without taking into account any other changes in net tangible book value after December 31, 2010, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$11.00 per ADS, the midpoint of the estimated initial public offering price range shown on the front cover of this prospectus, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2010 would have been US$73.9 million, or US$1.58 per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, and US$2.37 per ADS. This represents an immediate increase in net tangible book value of US$1.36 per ordinary share and US$2.04 per ADS, to the existing shareholder and an immediate dilution in net tangible book value of US$5.75 per ordinary share and US$8.63 per ADS, to investors purchasing ADSs in this offering.

        The following table illustrates this dilution:

	Per ordinary share	Per ADS
	US$	US$
Assumed initial public offering price	7.33	11.00
Net tangible book value as of December 31, 2010	0.44	0.66
Pro forma net tangible book value as of December 31, 2010	0.22	0.33
Increase in net tangible book value attributable to existing shareholders	1.36	2.04
Pro forma as adjusted net tangible book value after this offering	1.58	2.37
Dilution in net tangible book value to new investors in this offering	5.75	8.63

        A US$1.00 increase or decrease in the assumed initial public offering price of US$11.00 per ADS, the mid-point of the estimated initial public offering price range shown on the cover of this prospectus, would increase or decrease our adjusted net tangible book value after giving effect to this offering in each case by US$6.2 million, or by US$0.13 per ordinary share or US$0.20 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and other estimated offering expenses of this offering. The adjusted information discussed above is illustrative only. Our pro forma as adjusted net tangible book value following the completion of this offering is subject to adjustments based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

        The following table summarizes, on a pro forma as adjusted basis, the number of ordinary shares purchased from us as of December 31, 2010, the total consideration paid to us and the average price per ordinary share paid by our existing shareholders and by new investors purchasing ordinary shares evidenced by ADSs in this offering at the assumed initial public offering price of US$11.00 per ADS, the midpoint of the estimated range of the initial public offering price range per ADS shown on the cover of this prospectus, after deducting underwriting discounts and commissions and other estimated offering expenses payable by us.

	Ordinary Shares Purchased
			Total Consideration			Average Price per Ordinary Share
								Average Price per ADS
	Number	Percent	Amount		Percent
Existing shareholders	36,839,394	78.57	US$	10,027,273	11.98	US$	0.27	US$	0.41
New investors	10,050,000	21.43	US$	73,700,000	88.02	US$	7.33	US$	11.00

Total	46,889,394	100%	US$	83,727,273	100%

        A US$1.00 increase or decrease in the assumed initial public offering price of US$11.00 per ADS, the mid-point of the estimated initial public offering price range shown on the cover of this prospectus, would increase or decrease total consideration paid by new investors, total consideration paid by all shareholders and the average price per ordinary share paid by all shareholders by US$6.2 million, US$6.2 million and US$1.71 per ordinary share, respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and after deducting underwriting discounts and commissions and other offering expenses payable by us.

        As of December 31, 2010, there were options to purchase 3,221,800 ordinary shares and 2,012,120 ordinary shares available for future issuance upon the exercise of future grants under our 2007 Plan. To the extent that any such options are exercised or any such restricted shares become vested, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

        Our business is primarily conducted in China and a substantial majority of our revenues are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader, and unless otherwise indicated, conversions of Renminbi into U.S. dollars in this prospectus were made at a rate of RMB6.6000 to $1.00, the noon buying rate in effect on December 31, 2010 as certified by the H.10 weekly statistical release of the Federal Reserve. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 29, 2011, the daily exchange rate reported by the Federal Reserve Board was RMB6.4900 to $1.00.

        The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

        We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

	Renminbi per U.S. dollar Noon Buying Rate
Period	Period-End	Average(1)	Low	High
	(RMB per US$1.00)
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.3040
2008	6.8225	6.6193	7.2946	6.7800
2009	6.8259	6.8313	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
October	6.6707	6.6678	6.6912	6.6397
November	6.6670	6.6538	6.6892	6.6330
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April (through April 29)	6.4900	6.5267	6.5477	6.4900

Source: Federal Reserve Bank of New York and Board of Governors of the Federal Reserve System.

(1)
Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages were calculated by using the average of the daily rates during the relevant month.

 SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following selected consolidated financial data for the periods and as of the dates indicated should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

        The selected consolidated statements of operations data for the fiscal years ended December 31, 2008, 2009 and 2010, and the selected consolidated balance sheets data as of December 31, 2008, 2009 and 2010, are derived from our audited consolidated financial statements included elsewhere in this prospectus.

        Our consolidated financial statements are prepared in accordance with U.S. GAAP. Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future period.

        We have not included financial information for the years ended December 31, 2006 and 2007 because such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2008, 2009 and 2010, and cannot be provided on a U.S. GAAP basis without unreasonable effort or expense.

        For a description of our selected unaudited consolidated financial data as at and for the three months ended March 31, 2011, see "Recent Developments."

Consolidated Statement of Operations Data:

	Years ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Net revenues	27,625	63,894	167,589	25,392
Cost of revenues(1)	(21,353)	(28,448)	(61,049)	(9,250)

Gross profit	6,272	35,446	106,540	16,142
Operating expenses:
Selling and marketing expenses(1)	(14,677)	(16,574)	(57,867)	(8,767)
General and administrative expenses(1)	(5,872)	(8,631)	(24,338)	(3,685)
Research and development expenses(1)	—	(8)	(381)	(58)

Total operating expenses	(20,549)	(25,213)	(82,586)	(12,510)

Operating (loss)/income	(14,277)	10,233	23,954	3,632

Interest income, net	734	1,189	1,876	284
Foreign currency exchange losses, net	(299)	(3)	—	—
Other (expenses)/income, net	(19)	6	898	134

(Loss)/income before income tax	(13,861)	11,425	26,728	4,050
Income tax expenses	—	(5,748)	(10,011)	(1,517)

Net (loss)/income attributable to Jiayuan.com International Ltd.	(13,861)	5,677	16,717	2,533

Accretion of Series A preferred shares	(7,504)	(7,976)	(8,690)	(1,317)
Income allocated to participating preferred shareholders	—	(5,677)	(16,717)	(2,533)

Net loss attributable to ordinary shareholders	(21,365)	(7,976)	(8,690)	(1,317)

	Years ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Net loss per share:
Basic	(0.78)	(0.29)	(0.32)	(0.05)
Diluted	(0.78)	(0.29)	(0.32)	(0.05)
Weight average shares used in calculating net loss per share, basic	27,272,727	27,272,727	27,272,727	27,272,727
Weighted average shares used in calculating net loss per share, diluted	27,272,727	27,272,727	27,272,727	27,272,727
Unaudited pro-forma net income per share(2):
Basic			0.45	0.07
Diluted			0.44	0.07
Weighted average shares used in calculating pro-forma net income per share, basic			37,056,857	37,056,857
Weighted average shares used in calculating pro-forma net income per share, diluted			38,165,872	38,165,872
Non-GAAP net (loss)/income(3)	(13,716)	7,302	23,680	3,588

(1)
Includes share-based compensation expenses as follows:

	Years ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	96	178	2,041	310
Selling and marketing expenses	—	52	700	106
General and administrative expenses	49	1,395	4,174	632
Research and development expenses	—	—	48	7

Total	145	1,625	6,963	1,055

(2)
The unaudited pro-forma net income per share for the year ended December 31, 2010 gives effect to (i) the conversion of our Series A preferred shares into ordinary shares on the original date of issuance at the rate of one ordinary share for each preferred share and (ii) the adjustment of dilutive shares whose proceeds are presumed to be used to pay for the difference between the cumulative participating dividends due to holders of our Series A preferred shares, in the amount of RMB25.9 million (US$4.0 million) as of the expected completion date of this offering, and our net income for the year ended December 31, 2010, based on an assumed initial public offering price of US$11.00 per ADS (the midpoint of the estimated initial public offering price range) less estimated offering expenses of US$1.20 per ADS where every two ADSs represent three ordinary shares as disclosed on the cover of this prospectus.

(3)
We define non-GAAP net (loss)/income as net (loss)/income attributable to Jiayuan.com International Ltd. excluding share-based compensation expenses. We review non-GAAP net (loss)/income together with net (loss)/income attributable to Jiayuan.com International Ltd. to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in our business. However, the use of non-GAAP net (loss)/income has material limitations as an analytical tool. One of the limitations of using non-GAAP net (loss)/income is that it does not include all items that impact our net (loss)/income attributable to Jiayuan.com International Ltd. during the period. In addition, because non-GAAP net (loss)/income is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP net (loss)/income in isolation from or as an alternative to net (loss)/income attributable to Jiayuan.com International Ltd. prepared in accordance with U.S. GAAP. Our non-GAAP net (loss)/income is calculated as follows for the periods presented:

	For the years ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
	(in thousands)
Net (loss)/income attributable to Jiayuan.com International Ltd.	(13,861)	5,677	16,717	2,533
Add: Share-based compensation expenses	145	1,625	6,963	1,055

Non-GAAP net (loss)/income	(13,716)	7,302	23,680	3,588

Consolidated Balance Sheet Data:

	As of December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
	(in thousands)
Total current assets	50,655	76,407	149,229	22,612
Total assets	54,517	80,572	164,258	24,889
Total liabilities	6,813	25,566	85,572	12,966
Series A preferred shares	79,795	87,694	93,559	14,176
Total shareholders' deficit	(32,091)	(32,688)	(14,873)	(2,253)

Key Operating Data:

	As of December 31,			As of March 31,
	2008	2009	2010	2011
Number of registered user accounts	12,702,855	19,243,134	35,090,025	40,156,311

	Years ended December 31,
	2008	2009	2010
Number of average monthly active user accounts(1)	—	—	3,700,348
Number of average monthly paying user accounts	92,102	203,317	552,930

	Three months ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011
Number of average monthly active user accounts(1)	—	—	—	—	2,509,917	3,686,260	4,201,952	4,403,262	4,744,705
Number of average monthly paying user accounts	174,690	191,349	210,134	237,094	306,163	495,036	649,250	761,271	882,471

(1)
This information prior to 2010 is not available.

	Three months ended
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011
Number of average monthly VIP customers	157	194	252	278	276

RECENT DEVELOPMENTS

        The following tables set forth our selected unaudited consolidated statements of operations data for the three months ended March 31, 2010 and 2011 and our selected unaudited consolidated balance sheets data as of March 31, 2011. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements. This unaudited consolidated financial information reflects all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our financial results for the three months ended March 31, 2011 may not be indicative of our full year results for 2011 or any future interim periods. Please refer to "Risk Factors—Risks Relating to Our Business—Our quarterly results may fluctuate because of a number of factors, including seasonality, and, as a result, investors should not rely on quarterly operating results as indicative of future results" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus for information regarding trends and other factors that may affect our results of operations.

Consolidated Statement of Operations Data:

	Three months ended March 31,
	2010	2011
	RMB	RMB
	(in thousands, except share and per share data)
Net revenues	22,923	68,392
Cost of revenues(1)	(9,869)	(21,970)

Gross profit	13,054	46,422
Operating expenses:
Selling and marketing expenses(1)	(11,022)	(19,788)
General and administrative expenses(1)	(3,106)	(8,167)
Research and development expenses(1)	(17)	(1,923)

Total operating expenses	(14,145)	(29,878)

Operating (loss)/income	(1,091)	16,544

Interest income, net	344	394
Other expenses, net	—	(278)

(Loss)/income before income tax	(747)	16,660
Income tax expenses	(466)	(4,514)

Net (loss)/income attributable to Jiayuan.com International Ltd.	(1,213)	12,146

Accretion of Series A preferred shares	(2,114)	(2,243)
Income allocated to participating preferred shareholders	—	(12,033)

Net loss attributable to ordinary shareholders	(3,327)	(2,130)

	Three months ended March 31,
	2010	2011
	RMB	RMB
	(in thousands, except share and per share data)
Net loss per share:
Basic	(0.13)	(0.08)
Diluted	(0.13)	(0.08)
Weight average shares used in calculating net loss per share, basic	27,272,727	27,272,727
Weighted average shares used in calculating net loss per share, diluted	27,272,727	27,272,727
Non-GAAP net (loss)/income(2)	(15)	14,773

(1)
Includes share-based compensation expenses as follows:

	Three months ended March 31,
	2010	2011
	RMB	RMB
	(in thousands)
Cost of revenues	123	632
Selling and marketing expenses	77	222
General and administrative expenses	997	1,538
Research and development expenses	1	235

Total	1,198	2,627

(2)
We define non-GAAP net (loss)/income as net (loss)/income attributable to Jiayuan.com International Ltd. excluding share-based compensation expenses. We review non-GAAP net (loss)/income together with net (loss)/income attributable to Jiayuan.com International Ltd. to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in our business. However, the use of non-GAAP net (loss)/income has material limitations as an analytical tool. One of the limitations of using non-GAAP net (loss)/income is that it does not include all items that impact our net (loss)/income attributable to Jiayuan.com International Ltd. during the period. In addition, because non-GAAP net (loss)/income is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP net (loss)/income in isolation from or as an alternative to net (loss)/income attributable to Jiayuan.com International Ltd. prepared in accordance with U.S. GAAP. Our non-GAAP net (loss)/income is calculated as follows for the periods presented:

	For the three months ended March 31,
	2010	2011
	RMB	RMB
	(in thousands)
Net (loss)/income attributable to Jiayuan.com International Ltd.	(1,213)	12,146
Add: Share-based compensation expenses	1,198	2,627

Non-GAAP net (loss)/income	(15)	14,773

Consolidated Balance Sheet Data:

As of March 31, 2011
RMB
(in thousands)
Total current assets	185,295
Total assets	202,693
Total liabilities	109,234
Series A preferred shares	94,856
Total shareholders' deficit	(1,397)

        Our total net revenues increased by 198.4% from RMB22.9 million in the three months ended March 31, 2010 to RMB68.4 million in three months ended March 31, 2011. This increase was primarily due to the 205.9% increase in net revenues from online services in the three months ended March 31, 2011, compared to the three months ended March 31, 2010, as our average monthly paying user accounts increased from 306,163 in the three months ended March 31, 2010 to 882,471 in the three months ended March 31, 2011. In addition, net revenues from events and VIP services increased by 180.9% and net revenues from other services increased by 71.0%.

        Our total cost of revenues increased by 122.6% from RMB9.9 million in three months ended March 31, 2010 to RMB22.0 million in three months ended March 31, 2011. This increase resulted primarily from the 124.7% increase in costs of revenues from online services in the three months ended March 31, 2011, compared to the three months ended March 31, 2010. Our average monthly active user accounts in the three months ended March 31, 2011 was 4,744,705. Cost of revenues from events and VIP services increased by 97.1% and cost of revenues from other services increased by 277.9%.

        As a result of the foregoing, our gross profit increased by 255.6% from RMB13.1 million in three months ended March 31, 2010 to RMB46.4 million in three months ended March 31, 2011. Our gross margin increased from 56.9% in three months ended March 31, 2010 to 67.9% in three months ended March 31, 2011. This growth is attributable primarily to the substantial increase in the number of our paying user accounts.

        Our total operating expenses increased by 111.2% from RMB14.1 million in the three months ended March 31, 2010 to RMB29.9 million in three months ended March 31, 2011. This increase was primarily due to the increase in selling and marketing expenses and general and administrative expenses. Selling and marketing expenses increased by 79.5% in the three months ended March 31, 2011, compared to the three months ended March 31, 2010, primarily due to greater online spending on new user acquisitions. General and administrative expenses increased by 162.9% in the three months ended March 31, 2011, compared to the three months ended March 31, 2010, primarily as a result of the expansion of our operations. Research and development expenses increased to RMB1.9 million in the three months ended March 31, 2011 from RMB17,000 in the three months ended March 31, 2010, primarily due to an increase in research and development personnel in connection with our strategy to enhance our research and development capabilities.

        We had an operating income of RMB16.5 million in three months ended March 31, 2011, compared to an operating loss of RMB1.1 million in three months ended March 31, 2010. Our operating margin was 24.2% in three months ended March 31, 2011.

        Our net income attributable to Jiayuan.com International Ltd. was RMB12.1 million in the three months ended March 31, 2011, compared to a net loss attributable to Jiayuan.com International Ltd. of RMB1.2 million in three months ended March 31, 2010. Our net margin was 17.8% in three months ended March 31, 2011.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled "Selected Consolidated Financial Information" and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

        We operate the largest online dating platform in China. According to iResearch, we ranked first and commanded a 43.7% share of the total amount of money spent in China's online dating market in 2010. Jiayuan.com also ranked first in terms of number of unique visitors, average time spent per user and average page views per user among all online dating websites in China in 2010, according to iResearch.

        We derive most of our revenues from our Jiayuan.com website. We offer users free registration with immediate full search access to our database, and we only began charging fees for messaging services provided on our website in October 2008. Our online revenues are mainly derived from initial message fees, periodic subscription fees and revenues from a number of fee-based value-added services. We charge either the sender or the recipient a RMB2.00 fee in order for an initial message to be readable, a pricing strategy designed to target and reach the mass market with its affordability. We intend to generate additional revenue from our online businesses by increasing the number of our paying users and by encouraging our users to purchase additional services. We intend to achieve this by broadening the scope of our advertising campaign in online and offline channels and enhancing user experience by optimizing our search methodologies. We also plan to develop new services for our users, such as adding additional types of subscription packages and increasing the ways in which users can interact with one another. As our paying user base grows, we also intend to generate additional sources of revenues by offering new value-added services such as virtual gifts, virtual dating and video profiles. As of March 31, 2011, we had a total of 40.2 million registered user accounts, with an average of 4,744,705 monthly active user accounts in the first quarter of 2011. The number of our average monthly paying user accounts in the first quarter of 2011 was 882,471, compared to 306,163 in the first quarter of 2010, representing an increase of 188.2%.

        We have also been expanding our business to offline events and VIP services. Since 2008, we have hosted on average 670 large scale social gatherings per year in cities throughout China to provide our users offline opportunities to meet in person. Such offline events also promote our national brand name and benefit our online platform. Our VIP services, which offer personalized search services geared towards more affluent clients, help to diversify our revenue mix.

        We generated net revenues of RMB27.6 million, RMB63.9 million and RMB167.6 million (US$25.4 million) in 2008, 2009 and 2010, respectively. We had a net loss of RMB13.9 million in 2008, and net income of RMB5.7 million and RMB16.7 million (US$2.5 million) in 2009 and 2010, respectively. Excluding non-cash share-based compensation expenses, we had a non-GAAP net loss of RMB13.7 million in 2008, and non-GAAP net income of RMB7.3 million and RMB23.7 million (US$3.6 million) in 2009 and 2010, respectively. For a reconciliation of our non-GAAP net (loss)/income to our U.S. GAAP net (loss)/income, see "Summary Consolidated Financial and Operating Data."

Factors Affecting Our Results of Operations

        Continued popularity of online dating services.    Our business is highly dependent upon online dating remaining a popular means of seeking committed relationships in China. We have benefited from the growth in the demand for online dating services in recent years as an increasingly accepted means for single adults to meet new companions, form relationships and get married. According to iResearch, the number of singles over the age of 18 visiting online dating websites increased from 14 million in 2009 to 19 million in 2010 and is expected to reach 60 million in 2015. Unprecedented urbanization, rapidly changing demographics, China's unique cultural considerations and traditional values and China's fast growing Internet industry have all contributed to the demand for online dating services in China. Our results of operations are significantly affected by the number of our paying users and the long-term growth of our business will be driven by the appeal of our online services relative to traditional matchmaking services or forms of dating and related services that might emerge in the future. Should the popularity of online dating services decline, such as due to negative publicity, our results of operations may be adversely affected.

        Our ability to attract and engage paying users.    Our revenues in any given period are significantly affected by the number of users who pay for our online dating services. Rising income levels and overall economic growth in China in recent years have led to an increasing willingness of users to pay for our services. Net revenues from our online services increased by 189.4% from RMB15.7 million in 2008 to RMB45.4 million in 2009 and by 195.4% from RMB45.4 million in 2009 to RMB134.1 million (US$20.3 million) in 2010. This corresponded to a 120.8% increase in average monthly paying user accounts from 92,102 in 2008 to 203,317 in 2009 and a 172.0% increase in average monthly paying user accounts from 203,317 in 2009 to 552,930 in 2010. In addition, according to iResearch, our users on average spent 11 minutes and viewed 22 pages on our website each day in 2010. The long-term growth of our business is largely driven by our ability to attract new users and to convert these users into paying users. We believe we attract users because of our reputation for providing a serious and reliable online dating platform, our large active user base, the high-quality user experience and the general market awareness of our "Jiayuan" brand. Our users become and remain paying users because of the value and variety of our services as well as our results-based fee structure, which we believe align revenue generation with results experienced by our users. The growth in revenues to date has been driven by the increasing number of our paying users and our revenues for future periods will depend on our continued success in attracting and retaining paying users.

        However, our ability to attract and engage paying users is also subject to challenges, such as increasing competition in the online dating business in China. We compete with other online dating service providers, social networking websites and traditional dating services. If we fail to compete successfully, our results of operations may be adversely affected.

        Our ability to introduce new products and services.    Prior to October 2008, we generated revenues primarily from non-message related value-added services and selling advertisement space on our website. In an effort to generate additional revenue from our user base, we began charging fees for messaging between users via our online dating website in October 2008, which contributed to our rapid revenue growth. As a result, 84.2% of net revenue from our online services was generated from our initial message and periodic message-related subscription fees in 2010. We also introduced other value-added services, such as virtual gifts, improved search rankings and online chatting services as well as premium user subscriptions such as "advanced memberships" to attract and retain users. We intend to introduce more value-added services in the future. Although we expect net revenue generated from our value-added services to increase going forward, our results of operations will be affected by the level of user acceptance and popularity of such new products and services.

        Our ability to control our operating costs and expenses and improve operational efficiency.    Our profitability is significantly affected by our cost of revenues and operating expenses. Our cost of revenues from online services, which is directly related to the number of our active user accounts, increased by 28.7% from RMB15.8 million in 2008 to RMB20.3 million in 2009 and by 98.0% from RMB20.3 million in 2009 to RMB40.2 million (US$6.1 million) in 2010 corresponding to an increase in our active user accounts. While our cost of revenues from online services grew in absolute terms in 2009 compared to 2008 and in 2010 compared to 2009 due to the growth in active user accounts, they declined as a percentage of our net revenues from online services from 100.7% in 2008 to 44.8% in 2009 and to 30.0% in 2010 as we began to benefit from the increase in the number of paying user accounts. The main factors affecting our selling and marketing expenses are our advertising and promotional expenses to attract new users to our website and our personnel costs. Our selling and marketing expenses have increased significantly from RMB14.7 million in 2008 to RMB16.6 million in 2009 to RMB57.9 million (US$8.8 million) in 2010 as we expanded our marketing and brand promotion efforts, as well as due to the increase in advertising fees charged by our third-party service providers, such as commercial search engines and Internet portals. The increase in 2010 from 2009 corresponded to a 143.1% increase in new registered user accounts from 6.5 million in 2009 to 15.8 million in 2010. We expect our selling and marketing expenses to increase in the future as we seek to expand our user base and as advertising fees charged by third-party service providers continue to increase. Therefore, our ability to control such costs and expenses will directly impact our profitability.

Description of Certain Statement of Operations Items

Net Revenues

        We derive our revenues from three segments, namely online services, events and VIP services and other services. Our net revenues are gross revenues net of the PRC business taxes and surcharges, ranging from 5.50% to 9.55%, that our PRC operating companies pay on their gross revenues.

        The following table sets forth our net revenues by segment for the periods indicated:

	Years ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
	(in thousands)
Online Services	15,682	45,387	134,062	20,312
Events and VIP Services	7,761	12,801	26,265	3,980
Other Services	4,182	5,706	7,262	1,100

Total	27,625	63,894	167,589	25,392

Online services

        Net revenues from online services reflect net revenue generated from our online dating services. Net revenues generated from online dating services primarily consist of initial message fees and periodic subscription fees, as well as fees from value-added services such as virtual gifts, improved search rankings, online chatting services and "advanced memberships." In 2010, 84.2% of net revenues from our online services were generated from our initial message and periodic message-related subscription fees. Net revenue from online services accounted for 56.8%, 71.0% and 80.0% of our net revenues in 2008, 2009 and 2010, respectively.

Events and VIP services

        Net revenues from events and VIP services accounted for 28.1%, 20.0% and 15.7% of our net revenues in 2008, 2009 and 2010, respectively. Net revenues from events are generated from organizing and hosting events, including speed-dating, dance parties and other social events for our users and consist primarily of ticket sales. Since 2008, we have hosted on average approximately 670 large scale social gatherings per year in cities throughout China to provide our users offline opportunities to meet in person. We expect our events services to continue to attract a large attendance due to our established brand and reputation in the online dating sector.

        Net revenues from VIP services primarily reflect net revenues from providing special, personalized services for our VIP clients where our service representatives take a proactive approach in finding potential companions for our VIP clients. Payments for VIP services are typically collected upon execution of the VIP service agreement. Our VIP services have become increasingly popular due to our reputation as an effective and serious online dating service provider, and the ability of our VIP sales representatives to better serve higher income clients.

Other services

        Other services revenue consists primarily of advertising revenues. Advertising revenues are principally derived from online advertising arrangements, which allow advertisers to place advertisements on particular areas of our websites, in particular formats and over particular periods of time. Historically, advertisements were placed on our Jiayuan.com website, representing less than 5% of our net revenues in 2010. We have begun to phase out third-party advertisements on our Jiayuan.com website as part of our strategy to devote our online dating website to a results-based fee structure. In the future, we expect our other websites to be the main platforms for third-party advertisements. Net revenue from other services accounted for 15.1%, 9.0% and 4.3% of our net revenues in 2008, 2009 and 2010, respectively.

Cost of Revenues

        Our cost of revenues includes the cost of services in our three segments. Personnel costs include share-based compensation expense. The following table sets forth the components of our cost of revenues for the periods indicated.

	Years ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
	(in thousands)
Online Services	15,791	20,319	40,228	6,095
Events and VIP Services	5,204	7,245	18,787	2,847
Other Services	358	884	2,034	308

Total	21,353	28,448	61,049	9,250

Online services

        Cost of services in our online services segment primarily consists of commission expenses, network costs, personnel costs and depreciation. Commission expenses primarily consist of the payment made to distribution and collection companies for money collection. Network costs consist of server hosting fees, bandwidth fees and related fees paid to a vendor that hosts our server network. Personnel costs include salary and benefits paid to our staff and customer service personnel. We anticipate that our cost of online services will continue to increase as we continue to attract more active users. However, we anticipate cost of revenues from online services as a percentage of net revenues from online services to decrease going forward as a higher percentage of our active user accounts become paying user accounts.

Events and VIP services

        Cost of services in our events and VIP services segment primarily include personnel and events expenses. Cost of revenues from events and VIP services accounted for 24.4%, 25.5% and 30.8% of our cost of revenues in 2008, 2009 and 2010, respectively.

Other services

        Cost of services in our other services segment primarily include personnel costs, including salaries as well as commissions paid to our staff in respect of advertising revenue. Cost of revenues from other services accounted for 1.6%, 3.1% and 3.3% of our cost of revenues in 2008, 2009 and 2010, respectively

Operating Expenses

        Our operating expenses consist of selling and marketing expenses and general and administrative expenses. The following table sets forth our operating expenses by amount for the periods indicated:

	Years ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
	(in thousands)
Selling and Marketing Expenses	14,677	16,574	57,867	8,767
General and Administrative Expenses	5,872	8,631	24,338	3,685
Research and Development Expenses	—	8	381	58

Total	20,549	25,213	82,586	12,510

Selling and Marketing Expenses

        Our selling and marketing expenses primarily consist of advertising and promotion expenses for our online services, salary and benefits for our sales and marketing personnel, share-based compensation expense and other expenses incurred by our sales and marketing personnel. We incur substantial expenses related to our advertising. These advertising costs are primarily online advertising, including fees we pay to third-party service providers, such as commercial search engines and Internet portals, for the purpose of promoting and increasing traffic to our website, which helps us to raise our brand profile. We expect our selling and marketing expenses to increase in the future as we continue to promote our website and our brand, and as we try to deepen our penetration in second-tier and third-tier cities in China.

General and Administrative Expenses

        Our general and administrative expenses primarily consist of salary and benefits for general management, finance, administrative personnel, professional services fees, share-based compensation expenses, office expenses, communication expenses and other expenses in relation to general and administrative purposes. We expect our general and administrative expenses to increase in the near term in connection with the growth of our business and the costs associated with being a public company, including costs necessary to enhance our internal control over financial reporting to meet obligations under the Sarbanes-Oxley Act.

Research and Development Expenses

        Our research and development expenses consist primarily of salaries and benefits for personnel engaged in the research and development of our websites. We increased our research and development efforts in the second half of 2010 and expect such expenses to increase significantly in the near future.

Share-based Compensation Expenses

        We have granted certain options to purchase our ordinary shares to our directors, officers, employees and non-employees. As of December 31, 2008, 2009 and 2010, options to purchase 1,173,400 ordinary shares, 2,424,400 ordinary shares and 3,221,800 ordinary shares, respectively, were outstanding, including options to purchase 188,319 ordinary shares, 110,346 ordinary shares and 713,892 ordinary shares, respectively, that were legally vested.

        In 2008, 2009 and 2010, we recognized share-based compensation expenses totaling RMB0.1 million, RMB1.6 million and RMB7.0 million (US$1.1 million), respectively, all of which were related to option grants to our directors, officers and employees. These costs are included in cost of revenues, sales and marketing expenses, general and administrative expenses and research and development expenses, and are associated with the expensing of vested options. The following table sets forth a breakdown of our share-based compensation expenses recognized for the periods indicated.

	Years ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	96	178	2,041	310
Selling and marketing expenses	—	52	700	106
General and administrative expenses	49	1,395	4,174	632
Research and development expenses	—	—	48	7

Total	145	1,625	6,963	1,055

        As of December 31, 2010, we had RMB13.6 million (US$2.1 million) unrecognized share-based compensation expenses related to unvested share-based awards for which services had not been provided, with the costs expected to be recognized over a weighted average period of 2.41 years. In addition, as of December 31, 2010, we had RMB6.5 million (US$1.0 million) in unrecognized share-based compensation expenses related to unvested performance condition share-based awards for employees and non-employee consultants, for which the costs are expected to be recognized upon the completion of this offering. We expect to incur RMB0.3 million (US$38,000) of share-based compensation expenses relating to the 200,000 options granted to employees upon the completion of this offering. In addition, the performance condition share-based awards granted to non-employee consultants will be recognized at fair value as of the date this offering is completed. Assuming an offering price per share of US$7.33, which is the mid-point price per ordinary share based on the proposed ADS offering price range, we expect to incur an estimated amount of RMB17.6 million (US$2.7 million) of share-based compensation expenses relating to the 402,813 options granted to non-employee consultants upon the completion of this offering. Should the actual offering price per ordinary share differ from our assumption, the amount of share-based compensation expense relating to the non-employee options may change and such change could be material. We plan to continue to issue options and other share-based compensation as part of our recruitment and retention policies, which may lead to significant share-based compensation expenses in the future. For more information, see "—Critical Accounting Policies—Share-based Compensation."

Taxation

Cayman Islands

        We are not subject to Cayman Islands tax on our income or capital gains. Payment of dividends is not subject to withholding tax in the Cayman Islands.

British Virgin Islands

        Harper is not subject to British Virgin Islands tax on income or capital gains. Payment of dividends is not subject to withholding tax in the British Virgin Islands.

Hong Kong

        Jiayuan Hong Kong, our wholly-owned subsidiary, is not subject to Hong Kong profits tax on foreign-sourced dividends and capital gains. As an entity incorporated in Hong Kong, Jiayuan Hong Kong was subject to 16.5% income tax for the year ended December 31, 2010 on its taxable income generated from operations in Hong Kong. Payment of dividends is not subject to withholding tax in Hong Kong.

PRC

Enterprise Income Tax

        Our subsidiaries and affiliates in China are subject to Enterprise Income Tax, or EIT, in China. Prior to January 1, 2008, under applicable PRC tax laws, our subsidiaries and affiliated entities were generally subject to EIT at a statutory rate 33%, which comprised 30% national income tax and 3% local income tax. However, certain types of foreign-invested enterprises and high or new technology enterprises located in certain specified high-tech zones were entitled to preferential tax treatments.

        On March 16, 2007, the National People's Congress adopted the Enterprise Income Tax Law, or the EIT Law, and in December 2007, the State Council promulgated the implementing rules of the EIT Law, both of which became effective from January 1, 2008. The EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the previous tax law. The EIT Law, however, (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. Under the phase-out rules, enterprises established before the promulgation date of the EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their preferential tax treatments until their expiration. In addition, the EIT Law and its implementing rules permit qualified high and new technology enterprises, or HNTEs, to enjoy a reduced EIT rate of 15%. The qualification criteria are significantly higher than those prescribed by the old tax rules. See "Risk Factors—Risk Factors Relating to Doing Business in China—Our business benefits from certain government tax preferential treatment and incentives. Expiration, reduction or discontinuation of, or changes to, these incentives will increase our tax burden and reduce our net income."

        Our subsidiaries and affiliated entities in China were subject to the statutory EIT rate of 33% on taxable income prior to January 1, 2008 and the standard EIT rate of 25% thereafter, except that Shanghai Huaqianshu has been deemed to qualify as an HNTE under the EIT Law in 2010 and will be entitled to the reduced EIT rate of 15%.

Withholding tax

        As a holding company, substantially all of our income may be derived from dividends we receive from Shanghai Miyuan and Beijing Miyuan through our Hong Kong subsidiary. The EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for EIT purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC. In addition, under the Arrangement between the Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, income tax on dividends payable to a company resident in Hong Kong that holds more than a 25% equity interest in a PRC resident enterprise may be reduced to a rate of 5%. See "Risk Factors—Risks

Related to Doing Business in China—Dividends we receive from our PRC subsidiaries may be subject to PRC withholding tax and we cannot assure you that we will be able to enjoy the preferential withholding tax treatment."

Business tax and surcharges

        Our PRC operating companies are subject to business tax and surcharges at the rate ranging from 5.5% to 9.55% of their revenues. We recognized RMB1.5 million, RMB3.6 million and RMB10.2 million (US$1.6 million) of business tax and surcharges as a reduction of revenues for the years ended December 31, 2008, 2009 and 2010, respectively.

Critical Accounting Policies

        We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, revenues and expenses and contingent assets and liabilities. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management's judgment.

Revenue Recognition and Deferred Revenue

        We derive our revenues from three segments, namely online services, events and VIP services, and other services. We recognize revenues only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and the collectability of the related fee is reasonably assured.

        In October 2009, the FASB issued a new guidance to address the accounting for multiple-element deliverables arrangements. This new guidance is effective prospectively in fiscal years beginning upon or after June 15, 2010, and early adoption is permitted. We have elected to early adopt this new guidance through a retrospective application to all revenue arrangements for all periods presented in our consolidated financial statements included elsewhere in this prospectus.

Online services

        We offer two types of online services through our Jiayuan.com website, including message exchanging services and value-added services. Users prepay for virtual stamps which can be used as consideration for our online services. We charge for message exchanging services when a registered user initiates contact with another registered user via our website, and either the sender or recipient may pay for the service. Subsequently, we do not charge for any message exchanges between these same two users. Based on our historical data, the average exchange between two users on our website lasts 3.5 days. We believe that users place the most value on the initial connection, and that users interested in further interactions exchange personal contact information to communicate with each other directly. We also offer value-added services, including sending virtual gifts, improved search rankings and online chatting. For the years ended December 31, 2008, 2009, and 2010, revenues recognized from our value-added services was RMB9.3 million, RMB13.6 million and RMB21.2 million (US$3.2 million), respectively.

        We have adopted two primary fee models for the online services: a pay-per-use model and a periodic subscription model. Online services offered under the pay-per-use model includes message sending or receiving, virtual gifts and improved search rankings for the duration of one day. As we provide these services within a short period of time, revenue is recognized when the virtual stamps are used and services are rendered. If the communication patterns of our users change, the timing of our revenue recognition for these services may be impacted and revenue may be deferred and recognized over a longer period. Virtual stamps purchased by users that have yet to be used are initially recorded as deferred revenue.

        Under the periodic subscription model, users pay a fixed subscription fee for certain services which are delivered over a predetermined subscription period. Online services offered under the subscription model include sending multiple messages a day, reading unlimited number of messages, improved search rankings for a period longer than a day, unlimited online chatting and premium user subscriptions. Fees for subscription services are collected upfront and initially recognized as deferred revenue, and revenue is recognized proportionately over the applicable subscription periods as services are rendered.

        Virtual stamps can be purchased through our website, and cash is collected directly through online payment platforms or through our WVAS partners, whom remits the cash to us after payment is collected. Due to the time lag between when services are delivered and when billing statements are received from our WVAS partners, revenue from virtual stamps are estimated based on our internal billing records. We adjust discrepancies between our internal estimated revenues and actual revenues confirmed by our WVAS partners when billing statements are received. There were no significant differences between our estimates and actual revenue confirmed by our WVAS partners as of the date of this prospectus.

        Users earn loyalty points based on their activities on our website and/or purchase of online services, and the loyalty points can be used to redeem online services once a minimum number of points have been accumulated. We consider loyalty points awarded for purchase of online services to be part of the revenue generating activities, and such arrangements are considered to have multiple elements. We estimate the selling price of each loyalty point based on the consideration users would be required to pay to purchase the underlying services if they were not redeemed using the loyalty points, and the average number of the loyalty points needed to redeem these services. Consideration is allocated to the loyalty points using the relative selling price method and is initially recorded as deferred revenue, and revenue is recognized when the loyalty points are redeemed and services are rendered. As of December 31, 2010, loyalty points do not have an expiration date.

Events and VIP services

        We earn revenue from organizing and hosting events, including speed-dating, dance parties, and other social events for our users. Tickets are generally sold at the events, and revenue is recognized upon the conclusion of the events when services have been rendered. For certain events where tickets are prepaid by our users, prepaid fees are initially recorded as deferred revenue and revenue is recognized upon the completion of the events. Payments for VIP services are collected upfront and initially recorded as deferred revenue, and revenue is recognized ratably over the contract service period.

        We also provide VIP services to individual users, which consist of personalized services where our service representatives take a proactive approach in finding potential companions for our VIP clients. We also provide various VIP services throughout the contract period on an as-needed basis. When we enter into a customized service contract with an individual user, we are unable to determine or estimate the amount of each separate service to be provided to the user. Different types of services under customized bundled contracts are provided over the contract period, and as such, we account for the VIP services as a single unit of accounting on a contract basis. Payments for VIP services are collected upfront and initially recorded as deferred revenue, and revenue is recognized ratably over the contractual period.

Other services

        Other services revenue primarily consists of advertising revenues, which are principally derived from online advertising arrangements that allow advertisers to place advertisements on particular areas of our website, in particular formats, such as banners, links and logos, and over a specified period of time. We enter into advertising contracts to establish the fixed price and advertising services to be provided, and payment is collected upfront and initially recognized as deferred revenue. We recognize revenue from advertising contracts on a straight-line basis as services are rendered.

Share-based Compensation

        We award share-based compensation to individuals pursuant to our Share Incentive Plan, or the Plan. Awards for our employees or directors vest in one of the three following ways: (i) over a four year service period with 25% of the options vesting on the first anniversary of the date of grant and the remaining 75% of the options vesting on a pro-rata basis as of the calendar quarter-end of each of the 12 quarters after the first anniversary of the date of grant; (ii) over a four year service period with 25% of the options vesting on the date of this offering and the remaining 75% of the options vesting on a pro-rata basis as of the calendar quarter end of each of the 12 quarters after the first anniversary of the date of this offering; or (iii) 100% upon the date of this offering. Awards for our consultants shall vest in one of the two following ways: (i) over four years with 25% of the options vesting on the date of this offering and the remaining 75% of the options vesting on a pro-rata basis as of the calendar quarter end of each of the 12 quarters after the first anniversary of the date of this offering; or (ii) 100% upon the date of this offering. Holders of these stock options can exercise the options from the date on which the options become vested until the expiration of the options or up to 90 days after the holder is no longer our employee, consultant or director, whichever is earlier.

        Share-based compensation expense for employee share-based awards is determined based on fair value of the shares on the grant date. The awards are measured at the grant date fair value and are recognized as an expense using the graded vesting method, net of estimated forfeiture rate. We recognize awards with service condition terms only over the requisite service period, which is generally the vesting period. For awards with performance conditions, such as awards that vest partly or entirely upon the date of this offering, share-based compensation is recognized based on the probable outcome of the performance conditions.

        We also granted share options to non-employee with performance conditions that vest partially or entirely upon this offering. Recognition of the fair value of such awards is assessed based upon whether the non-employee can control the performance outcome. Given these awards only become vested or exercisable upon this offering and the event is outside of the non-employees' control, we use the "lowest aggregate" fair value to measure these awards. As the awards we have issued to non-employees to date do not require subsequent services after this offering, the fair value of the awards would be recognized upon the completion of this offering.

        As of December 31, 2010, options to purchase a total of 3,221,800 ordinary shares were outstanding.

        We engaged American Appraisal China Limited, or American Appraisal, an independent third-party appraiser, to assist us in our determination of the fair value of our share options as of each grant date. Our management is ultimately responsible for such determination.

        Our option activities for the years ended December 31, 2008, 2009 and 2010 are summarized below:

	Share options outstanding
	Share options	Weighted average exercise price	Weighted average remaining contractual life (In years)	Weighted average grant date fair value
		US$		US$
Balances outstanding at January 1, 2008	1,201,500	0.75	5.30	0.09
Granted	194,400	1.05		0.19
Forfeited	(222,500)	0.70		0.07

Balances outstanding at December 31, 2008	1,173,400	0.81	4.48	0.11

Granted	1,769,000	1.08		0.58
Forfeited	(518,000)	1.05		0.08

Balances outstanding at December 31, 2009	2,424,400	0.96	5.04	0.46

Granted	866,500	2.99		2.67
Forfeited	(69,100)	1.06		0.41

Balances outstanding at December 31, 2010	3,221,800	1.50	4.50	1.05

Exercisable at December 31, 2008	188,319	1.05	4.43	0.07
Exercisable at December 31, 2009	110,346	1.05	3.66	0.10
Exercisable at December 31, 2010	713,892	1.08	4.69	0.51

        Significant batches of share options we have granted under the Plan are as follows:

Grant Date	Ordinary Shares Underlying Options Granted	Exercise Price per Ordinary Share	Fair Value per Ordinary Shares at the Grant Date
		(US$)	(US$)
August 15, 2006	102,500	0.300	0.1239
February 1, 2007	50,000	1.045	0.3651
June 6, 2007 (batch 1)	90,000	1.045	0.3991
June 6, 2007 (batch 2)	270,000	0.300	0.3991
June 6, 2007 (batch 3)	75,000	1.045	0.3991
June 6, 2007 (batch 4)	491,500	1.045	0.3991
May 29, 2008	120,000	1.045	0.6494
February 1, 2009	300,000	1.045	1.2466
October 12, 2009	1,000,000	1.045	1.4859
December 1, 2009	120,000	1.256	1.5216
July 1, 2010	288,500	1.256	4.5644
December 8, 2010	350,000	5.000	5.2315
February 1, 2011	59,000	5.000	6.0330

        We use the binomial option pricing model, or binomial model, to determine the fair value of stock options where the exercisability is conditional upon completion of the service conditions through the vesting date. Assumptions adopted in the binomial model are:

	Years ended December 31,
	2008	2009	2010
Risk-free interest rate	4.66%-5.30%	3.18%-3.92%	3.04%-3.18%
Exercise multiple	2.80	2.80	2.80
Expected forfeiture rate	5%	5%	5%
Contractual life of option	6 years	6 years	6 years
Expected volatility	39.09%-39.49%	37.79%-38.96%	36.74%-38.96%
Dividend yield	—	—	—

        As a private company with no quoted market for our ordinary shares, we need to estimate the fair value of our ordinary shares at the relevant grant dates. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our ordinary shares and our operating history and prospects at the time of each grant.

        We estimate the expected volatility of our future share price based on the price volatility of the publicly traded shares of comparable listed companies over the most recent period to be equal to the expected option life of our employees' share options.

        We estimate the risk-free interest rate based on the market yield of the US dollar denominated China International Government Bond with a maturity comparable to the contractual life of the option. We incorporate the employees' early exercise behavior by assuming that early exercise happens when the share price is a certain multiple of the exercise price. Due to insufficient observations and no exercise history by employees, we estimate the multiple of the exercise price using considerations from an empirical research study regarding exercise patterns based on historical statistical data. An exercise multiple of 2.8 was used for all options as of each grant date. The expected volatility at the date of grant and each option valuation date was estimated based on price volatility of the shares of comparable companies in the industry, which are listed and publicly traded over the most recent period, equal to the expected maturity period of the issued options. Expected forfeiture rate was estimated based on our understanding in the human resources market and the staff turnover rate of our company. The annual staff turnover rate is estimated at 5% for periods after June 2007. We have no history or expectation of paying dividends on our ordinary shares. In determining the estimated fair value of our share options, we believe that the expected volatility and the fair value of our ordinary shares are the most subjective assumptions, as we are a private company prior to the completion of this offering.

        In determining the fair values of our ordinary shares as of each award grant date between 2006 and 2010, three generally accepted approaches to value were considered: cost, market and income approaches. While useful for certain purposes, the cost approach is generally not considered applicable to the valuation of a company as a going concern, as it does not capture the future earning potential of the business. The comparability of the financial metrics of comparable companies in our industry and thus the relevance of the market approach were also considered low because our target market and stage of development were different from those of the publicly listed companies in the same industry. In view of the above, we determined that the income approach is the most appropriate method to derive the fair values of our ordinary shares. In addition, from October 2009 through December 2010, there were transactions in our ordinary shares which we used to check against the valuation derived from the income approach. In addition, we took into consideration the guidance prescribed by the

American Institute of Certified Public Accountants Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid.

        The income approach involves applying appropriate discount rates to estimated cash flows that are subject to a number of assumptions. These assumptions include: (i) no material changes in the existing political, legal, fiscal and economic conditions in China; (ii) our ability to recruit and retain competent management, key personnel and technical staff to support our ongoing operations; (iii) exchange rates and interest rates will not differ materially from those presently prevailing; (iv) the availability of financing will not be a constraint on the future growth of our operation; and (v) industry trends and market conditions for related industries will not deviate significantly from economic forecasts. These assumptions are inherently uncertain and subjective.

        The risks associated with achieving an estimated cash flow were assessed in selecting the appropriate discount rates. The discount rates were based on the estimated market required rate of return for investing in our company, or weighted average cost of capital, or WACC, which was derived using the capital asset pricing model, a method that market participants commonly use to price securities. The change in WACC was the combined result of the changes in risk-free interest rate, industry-average correlative relative volatility coefficient beta, equity risk premium, size of our company, scale of our business and our ability in achieving forecast projections.

        A discount for lack of marketability, or DLOM, was also applied to reflect the fact there is no ready public market for our shares as we are a closely held private company. American Appraisal quantified DLOM using the Black-Scholes option pricing model. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors such as timing of a liquidity event (such as an initial public offering) and estimated volatility of equity securities. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower the DLOM used for the valuation, the higher the determined fair value of the ordinary shares.

        The discount rates and DLOM used are provided as follows:

Valuation dates	WACC	DLOM
August 15, 2006	26%	23.22%
February 1, 2007	26%	21.07%
May 14, 2007	25%	20.00%
June 6, 2007	25%	18.98%
May 29, 2008	23%	19.06%
February 1, 2009	22%	19.00%
October 12, 2009	22%	18.50%
December 1, 2009	22%	18.00%
July 1, 2010	18%	14.50%
December 8, 2010	18%	12.00%
February 1, 2011	18%	11.00%

        The option pricing method was used to allocate the equity value of our company to preferred and ordinary shares, taking into account the guidance prescribed by the Practice Aid. This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. The volatility of our shares was estimated based on the historical volatility of the shares of comparable listed companies. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

        The fair value of our ordinary shares increased from US$0.1239 per share as of August 15, 2006, to US$0.3651 per share as of February 1, 2007 to US$0.3991 per share as of June 6, 2007 to US$0.6494 per share as of May 29, 2008, primarily due to the following reasons:

  •
  the overall economic growth in our principal geographic markets and organic growth of our business;

  •
  we experienced an increase in net revenues from 2006 to 2007 and from 2007 to 2008; and

  •
  as our business grew, the discount rate used for valuation of our shares decreased from 26% for the August 15, 2006 valuation to 23% for the May 29, 2008 valuation.

        The fair value of our ordinary shares increased from US$0.6494 per share as of May 29, 2008 to US$1.2466 per share as of February 1, 2009, primarily due to the following reasons:

  •
  we experienced significant growth of 131.3% in net revenue from RMB27.6 million in 2008 to RMB63.9 million in 2009 as we began charging fees for messaging services on our Jiayuan.com website in October 2008;

  •
  we also began to standardize our VIP pricing and services by offering more customized personal offerings to attract more VIP customers and enable us to increase our VIP services fees; and

  •
  our performance in 2009 helped to reduce the perceived risk of realizing the financial forecast going forward by demonstrating the viability of our business strategy and execution capability and thus the discount rate used for our valuation decreased from 23% for the May 29, 2008 valuation to 22% for the February 1, 2009 valuation.

        The fair value of our ordinary shares increased from US$1.5216 per share as of December 1, 2009 to US$4.5644 per share as of July 1, 2010, primarily due to the following reasons:

  •
  our operating cash flow performance in the first half of 2010 exceeded the original forecast as of December 1, 2009. We had originally forecasted operating cash inflow of RMB142 million for 2010, while by the middle of 2010, we revised our forecasted operating cash inflow to RMB196 million due to our financial and operating performance in the first half of 2010 to reflect the operating performance that was achieved in the first half of 2010;

  •
  the number of our average monthly paying user accounts increased by 29.1% in the first quarter of 2010 compared to the fourth quarter of 2009 and increased by 61.7% in the second quarter of 2010 compared to the first quarter of 2010 due to successful advertising and promotion activities. The number of our monthly active user accounts increased by 46.9% in the second quarter of 2010 compared to the first quarter of 2010;

  •
  our financial and operating performance improved significantly in the first six months of 2010 as our net revenues increased by 15.3% in the first quarter of 2010 compared to the fourth quarter of 2009 and net revenues increased by 64.5% in the second quarter of 2010 compared to the first quarter of 2010;

  •
  we successfully launched several promotional programs in the first six months of 2010, such as our collaboration with several national and regional television shows and placement of television and bus advertisements throughout China, which further enhanced our brand recognition and helped to attract new users to our website;

  •
  from September 2009 to July 2010, transactions between our existing shareholders and new investors in which consideration of US$1.2563 per share was paid in September 2009 and US$5.0251 per share was paid in July 2010;

  •
  with the anticipation of future revenue growth and plans to expand our viable business model, we accelerated the timetable of our initial public offering which led the DLOM used in our valuation to decrease from 18% for our December 1, 2009 valuation to 14.5% for our July 1, 2010 valuation;

  •
  as a result of the above factors and, in particular, our financial and operating performance, and decreased risk premium arising from better performance and liquidity, our discount rate decreased from 22% to 18%.

        The fair value of our ordinary shares increased from US$4.5644 per share as of July 1, 2010 to US$5.2315 per share as of December 8, 2010, primarily due to the following reasons:

  •
  due to the adjustments we made in calculating our financial forecasts as of July 1, 2010 based on the results of our financial and operating performance in the first half of 2010, we maintained the same estimates in preparing our financial forecast as of December 8, 2010;

  •
  the number of our average monthly paying user accounts increased by 31.2% in the third quarter of 2010 compared to the second quarter of 2010 and by 17.3% in the fourth quarter of 2010 compared to the third quarter of 2010. In the same period, the number of our average monthly active user accounts increased by 14.0% in the third quarter of 2010 compared to the second quarter of 2010 and by 4.8% in the fourth quarter of 2010 compared to the third quarter of 2010;

  •
  our net revenues increased by 30.6% in the third quarter of 2010 compared to the second quarter of 2010 and net revenues increased by 17.1% in the fourth quarter of 2010 compared to the third quarter of 2010;

  •
  from July 2010 to December 2010, transactions between our existing shareholders and new investors in which consideration of US$5.0251 per share was paid in July 2010 and US$5.0251 per share was paid in December 2010; and

  •
  with the initial public offering process underway, the DLOM used for our valuation decreased from 14.5% for the July 1, 2010 valuation to 12% for the December 8, 2010 valuation.

        The fair value of our ordinary shares increased from US$5.2315 per share as of December 8, 2010 to US$6.033 as of February 1, 2011, primarily due to the following reasons:

  •
  our average monthly paying user accounts increased by 4.3% in January 2011 compared to December 2010 and by 1.8% in December 2010 compared to November 2010. Our average monthly active user accounts decreased slightly by 2.4% in January 2011 from December 2010 due to the Chinese New Year holiday and increased by 1.4% in December 2010 from November 2010;

  •
  our applicable business tax rate decreased from 5% to 3% for online services, which directly improved our net revenue;

  •
  based on our management accounts, our actual operating cash inflow in January 2011 was RMB26.5 million, an increase of 19.4% from our forecasted cash inflow of RMB22.2 million estimated in December 2010 and an increase of 27.4% from our forecasted cash inflow of RMB20.8 million estimated in November 2010; and

  •
  with the initial public offering process underway, the DLOM used for our valuation decreased from 12% for the December 8, 2010 valuation to 11% for the February 1, 2011 valuation.

Consolidation of Affiliated Entities

        PRC law currently restricts foreign ownership of Internet content distribution businesses and prohibits privately funded non-enterprise institutions from engaging in profit making business operations in China. To comply with these legal requirements, we operate our website and provide events, VIP and other services in China through Shanghai Huaqianshu and Jiayuan Shanghai Center. We have entered into a series of contractual arrangements with Shanghai Huaqianshu and their respective equity owners and Jiayuan Shanghai Center. As a result of these contractual arrangements, we have the ability to effectively control Shanghai Huaqianshu and Jiayuan Shanghai Center, and accordingly, each of Shanghai Huaqianshu and Jiayuan Shanghai Center is a VIE of our company. As we are deemed to have the power to direct the economic activities most significant to Shanghai Huaqianshu and Jiayuan Shanghai Center and the right to obtain substantially all of the economic benefits and obligation to fund substantially all of the losses, we are considered to be the primary beneficiary of our VIE, and therefore we consolidated the results in our consolidated financial statements under U.S. GAAP. We have consulted our PRC legal counsel in assessing our ability to control our PRC operating companies and Jiayuan Shanghai Center through these contractual arrangements. Any changes in PRC laws and regulations that affect our ability to control our PRC operating companies and Jiayuan Shanghai Center might preclude us from consolidating these companies in the future.

Impairment of Long-Lived Assets

        We review long-lived assets and certain identifiable intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparing their carrying amounts to the future undiscounted cash flows the assets are expected to generate. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we recognize an impairment loss equal to the amount by which the carrying value of the asset exceeds its fair value.

Income Taxes

        We follow the asset and liability method of accounting for income taxes. Deferred income taxes are accounted for using an asset and liability approach which requires the recognition of income taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. Deferred income taxes are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the currently enacted tax rates and laws. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized.

Uncertain tax positions

        The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We did not have any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2008, 2009 and 2010. As of December 31, 2010, we did not have any significant unrecognized uncertain tax positions.

Internal Control over Financial Reporting

        Prior to this offering, we have been a private company with a short operating history and limited accounting personnel with U.S. GAAP experience and other resources with which to address our internal control and procedures over financial reporting. In the course of the preparation of our consolidated financial statements for the two years ended December 31, 2009, we identified one material weakness in our internal control over financial reporting, as defined in AU 325, Communicating Internal Control Related Matters Identified in an Audit, of the PCAOB Standards and Related Rules. A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of our company's financial statements will not be prevented, or detected and corrected on a timely basis. Effective internal controls over financial reporting are necessary for us to provide reliable financial reports, effectively prevent fraud and operate as a public company. The material weakness identified relates to the lack of sufficient accounting personnel with knowledge to perform period-end reporting procedures under U.S. GAAP, to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP. The material weakness identified resulted in adjustments in stock-based compensation expenses, the accretions on redeemable convertible preferred shares, the presentation of certain revenue items on a gross versus net basis and certain deferred revenue items relating to customer loyalty points and services offered as a bundled package.

        We will take initiatives to improve our internal control over financial reporting and disclosure controls, including (i) hiring more staff with U.S. GAAP, SEC reporting and accounting experience for financial reporting and analysis, and hiring additional qualified professionals with relevant experience for our finance and accounting department, (ii) providing additional training for our new and existing personnel by expanding the training program on U.S. GAAP financial statement preparation and financial reporting, (iii) establish an internal audit department and an audit committee to oversee the accounting and financial reporting processes as well as external audits of the Group, (iv) establishing a task force which would include representatives from key departments to formalize and implement our internal control over financial reporting, and (v) increasing the level of interaction among our management, audit committee, independent registered public accounting firm and other external advisors. However, the implementation of these initiatives may not fully address the material weakness in our internal control over financial reporting. See "Risk Factors—Risks Relating to Our Business—If we fail to develop or maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm the value of our shares." We have hired a reporting manager with U.S. GAAP, SEC reporting and accounting experience and provided additional training on U.S. GAAP financial statement preparation and financial reporting to our employees. In addition, we intend to hire staff to help us improve our internal control over financial reporting in preparation for compliance with the Sarbanes-Oxley Act and other applicable SEC rules and regulations.

Consolidated Results of Operations

        The following table sets forth a summary of our consolidated statements of operations for the periods indicated.

	Years ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Net revenues	27,625	63,894	167,589	25,392
Cost of revenues	(21,353)	(28,448)	(61,049)	(9,250)

Gross profit	6,272	35,446	106,540	16,142
Operating expenses:
Selling and marketing expenses	(14,677)	(16,574)	(57,867)	(8,767)
General and administrative expenses	(5,872)	(8,631)	(24,338)	(3,685)
Research and development expenses	—	(8)	(381)	(58)

Total operating expenses	(20,549)	(25,213)	(82,586)	(12,510)

Operating (loss)/income	(14,277)	10,233	23,954	3,632

Interest income, net	734	1,189	1,876	284
Foreign currency exchange losses, net	(299)	(3)	—	—
Other (expenses)/income, net	(19)	6	898	134

(Loss)/income before income tax	(13,861)	11,425	26,728	4,050
Income tax expenses	—	(5,748)	(10,011)	(1,517)

Net (loss)/income attributable to Jiayuan.com International Ltd.	(13,861)	5,677	16,717	2,533

Accretion of Series A preferred shares	(7,504)	(7,976)	(8,690)	(1,317)
Income allocated to participating preferred shareholders	—	(5,677)	(16,717)	(2,533)

Net loss attributable to ordinary shareholders	(21,365)	(7,976)	(8,690)	(1,317)

Comparison of the Years Ended December 31, 2010 and 2009

        Net Revenues.    Our total net revenues increased by 162.3% from RMB63.9 million in 2009 to RMB167.6 million (US$25.4 million) in 2010.

  •
  Online services contributed RMB45.4 million, or 71.0%, of our net revenues in 2009, compared to RMB134.1 million (US$20.3 million), or 80.0%, of our net revenues in 2010. The 195.4% increase in our net revenues from online services in 2010, compared to 2009, resulted primarily from greater acceptance and a higher number of paying users. Average monthly paying user accounts increased by 172.0% from 203,317 in 2009 to 552,930 in 2010.

  •
  Events and VIP services contributed RMB12.8 million, or 20.0%, of our net revenues in 2009, compared to RMB26.3 million (US$4.0 million), or 15.7%, of our net revenues in 2010. The 105.2% increase in our net revenues from events and VIP services in 2010, compared to 2009, resulted primarily from restructuring our VIP pricing and services in the second quarter of 2009 by offering more customized and personal service offerings, which attracted more VIP customers and enabled us to increase our fees for VIP services. Our average monthly VIP customers increased from 146 customers in 2009 to 220 customers in 2010 and the average contract value signed for our VIP services increased by 113.7% in 2010 from 2009. In addition, the number of events we held increased from 597 in 2009 to 864 in 2010 and the total number of attendees at these events increased from approximately 79,540 in 2009 to approximately 151,665 in 2010.

  •
  Other services contributed RMB5.7 million, or 9.0%, of our net revenues in 2009, compared to RMB7.3 million (US$1.1 million), or 4.3%, of our net revenues in 2010. The 27.3% increase in our net revenues from other services in 2010, compared to 2009, resulted from higher advertising revenue. While our advertising revenue increased in absolute amounts, it decreased as a percentage of our net revenues due to our decision to phase out third-party advertisements on our Jiayuan.com website as part of our strategy to devote our online dating website to using a results-based fee structure.

        Cost of Revenues.    Our total cost of revenues increased by 114.6% from RMB28.4 million in 2009 to RMB61.0 million (US$9.3 million) in 2010. This increase resulted primarily from increases in personnel costs, fees to third-party payment providers, broadband rental and network costs, depreciation expenses, operating lease expenses and share-based compensation expenses.

  •
  The cost of revenues from online services was RMB20.3 million in 2009, compared to RMB40.2 million (US$6.1 million) in 2010. Our cost of revenues from online services, which primarily comprises of fees to third-party payment providers, personnel costs and broadband rental and network costs, is directly related to the number of active user accounts. While our cost of revenues from online services grew in absolute amounts in 2010, due to the growth in active user accounts, they declined as a percentage of our net revenues from online services from 44.8% in 2009 to 30.0% in 2010, as we began to benefit from the faster increase in the number of paying user accounts.

  •
  The cost of revenues from events and VIP services was RMB7.2 million in 2009, compared to RMB18.8 million (US$2.8 million) in 2010. The 159.3% increase in our cost of revenues from events and VIP services in 2010, compared to 2009, resulted primarily from an increase in personnel and events costs as personnel costs increased from RMB4.2 million in 2009 to RMB12.1 million (US$1.8 million) in 2010 and event costs increased from RMB1.4 million in 2009 to RMB2.5 million (US$0.4 million) in 2010.

  •
  The cost of revenues from other services was RMB0.9 million in 2009, compared to RMB2.0 million (US$0.3 million) in 2010. The 130.1% increase in our cost of revenues in 2010, compared to 2009, resulted primarily from increases in personnel cost paid in connection with our advertising revenue.

        Gross Profit and Gross Margin.    As a result of the foregoing, our gross profit increased by 200.6% from RMB35.4 million in 2009 to RMB106.5 million (US$16.1 million) in 2010. Our gross margin increased from 55.5% in 2009 to 63.6% in 2010. This growth is attributable primarily to our online services segment as a result of the substantial growth in the number of our paying user accounts, increasing faster than the increase in the number of active user accounts.

  •
  Our gross profit in online services increased from RMB25.1 million in 2009 to RMB93.8 million (US$14.2 million) in 2010. Our gross margin in online services increased from 55.2% in 2009 to 70.0% in 2010, primarily as a result of the improved cost efficiency due to the economies of scale achieved through our growing number of paying user accounts.

  •
  Our gross profit in events and VIP services increased from RMB5.6 million in 2009 to RMB7.5 million (US$1.1 million) in 2010. Our gross margin in events and VIP services decreased from 43.4% in 2009 to 28.5% in 2010. The decline in gross margin resulted primarily from more events being held in second-tier and third-tier cities, which typically generated lower margins than events held in the first-tier cities due to lower entry fees.

  •
  Our gross profit in other services increased from RMB4.8 million in 2009 to RMB5.2 million (US$0.8 million) in 2010. Our gross margin in other services decreased from 84.5% in 2009 to 72.0% in 2010 due to an increase in personnel costs in our advertising department.

        Operating Expenses.    Our total operating expenses increased by 227.6% from RMB25.2 million in 2009 to RMB82.6 million (US$12.5 million) in 2010. This increase was primarily due to increases in our selling and marketing expenses, our general and administrative expenses and our research and development expenses.

  •
  Selling and Marketing Expenses.  Our selling and marketing expenses increased by 249.1% from RMB16.6 million in 2009 to RMB57.9 million (US$8.8 million) in 2010. This increase resulted primarily from greater online spending on new user acquisitions, in particular on commercial search engines and Internet portals due to increase in advertising fees charged by such third-party service providers as well as offline brand building efforts. Selling and marketing expenses on commercial search engines and Internet portals increased from RMB15.6 million in 2009 to RMB40.0 million (US$6.1 million) in 2010. Selling and marketing expenses on offline brand building efforts increased from RMB0.5 million in 2009 to RMB15.9 million (US$2.4 million) in 2010. Our selling and marketing expenses also increased as a percentage of our net revenues, amounting to 25.9% of our net revenues in 2009, compared to 34.5% of our net revenues in 2010, primarily due to our strategy to increase our market share.

  •
  General and Administrative Expenses.  Our general and administrative expenses increased by 182.0% from RMB8.6 million in 2009 to RMB24.3 million (US$3.7 million) in 2010. This increase resulted primarily from headcount growth from 15 in 2009 to 57 in 2010 and the related increase in salaries and benefits for our general and administrative personnel, as well as an increase in share-based compensation expenses from RMB1.4 million in 2009 to RMB4.2 million (US$0.6 million) in 2010 as a result of more share option grants and higher fair value of the awards. Our general and administrative expenses have increased slightly as a percentage of our net revenues, amounting to 13.5% of our net revenues in 2009, compared to 14.5% of our net revenues in 2010.

  •
  Research and Development Expenses.  Our research and development expenses increased from RMB8,000 in 2009 to RMB0.4 million (US$58,000) in 2010. This increase was primarily due to an increase in the number of our research and development personnel.

        Operating Income and Operating Margin.    As a result of the foregoing, our operating income increased by 134.1% from RMB10.2 million in 2009 to RMB24.0 million (US$3.6 million) in 2010. Our operating margin decreased from 16.0% in 2009 to 14.3% in 2010, resulting primarily from higher selling and marketing expenses, particularly online spending on new user acquisitions.

        Interest Income.    Our interest income increased by 57.8% from RMB1.2 million in 2009 to RMB1.9 million (US$0.3 million) in 2010 primarily due to the larger amount of funds we kept in fixed-rate short-term deposits.

        Other (Expense)/Income, Net.    Our other income, net, increased to RMB0.9 million (US$0.1 million) in 2010 from RMB6,000 in 2009. The increase was primarily due to government subsidies relating to software development.

        Income Tax Expenses.    We incurred income tax expenses of RMB10.0 million (US$1.5 million) in 2010 compared to RMB5.7 million in 2009. Although we enjoyed preferential corporate income tax rates due to the status of Shanghai Huaqianshu as an HNTE in 2010, causing our effective income tax rate to decrease from 50.3% to 37.5%, our tax expenses still rose as a result of our increased pre-tax profit. Our effective income tax rate is mainly comprised of statutory EIT and non-deductible expenses under the new EIT law. Our advertising expenses exceeded the maximum deductible allowance of 15% of revenues, as determined under PRC GAAP, resulting in our high effective tax rate. Our share-based compensation expenses were also excluded from our pretax income for PRC tax purposes.

        Net Income Attributable to Jiayuan.com International Ltd. and Net Margin.    As a result of the foregoing, our net income attributable to Jiayuan.com International Ltd. increased by 194.5% from

RMB5.7 million in 2009 to RMB16.7 million (US$2.5 million) in 2010. Our net margin increased from 8.9% in 2009 to 10.0% in 2010.

        Accretion of Preferred Shares.    Accretion of preferred shares increased from RMB8.0 million in 2009 to RMB8.7 million (US$1.3 million) in 2010. We accreted the preferred shares to the redemption amount on the earliest redemption date using the effective interest method.

        Income Allocated to Participating Preferred Shareholders.    Income allocated to participating preferred shareholders increased from RMB5.7 million in 2009 to RMB16.7 million (US$2.5 million) in 2010. We allocated income to our preferred shareholders on a pari passu basis.

        Net Loss Attributable to Ordinary Shareholders.    Our net loss attributable to ordinary shareholders increased by 9.0% from RMB8.0 million in 2009 to RMB8.7 million (US$1.3 million) in 2010.

Comparison of the Years Ended December 31, 2009 and 2008

        Net Revenues.    Our total net revenues increased by 131.3% from RMB27.6 million in 2008 to RMB63.9 million in 2009. This increase was primarily due to our decision to begin charging users to send or read messages from other users in October 2008.

  •
  Online services contributed RMB15.7 million, or 56.8%, of our net revenues in 2008, compared to RMB45.4 million, or 71.0%, of our net revenues in 2009. The 189.4% increase in our net revenues from online services in 2009, compared to the same period in 2008, was due to new revenues in connection with our decision to begin charging users for messaging services on our online dating website in October 2008.

  •
  Events and VIP services contributed RMB7.8 million, or 28.1%, of our net revenues in 2008, compared to RMB12.8 million, or 20.0%, of our net revenues in 2009 as the total number of attendees at our offline events increased from approximately 70,880 in 2008 to approximately 79,540 in 2009 and average ticket prices at these events increased by 7.2% in 2009 from 2008. We also began to standardize our VIP pricing and services in the second quarter of 2009 by offering more customized and personal service offerings, which attracted more VIP customers as our average monthly VIP customers increased from 53 customers in 2008 to 146 customers in 2009 and our average contract value signed increased by 358.0% in 2009 from 2008.

  •
  Other services contributed RMB4.2 million, or 15.1%, of our net revenues in 2008, compared to RMB5.7 million, or 9.0%, of our net revenues in 2009 primarily due to increased advertising revenue as our user activity and site traffic increased.

        Cost of Revenues.    Our cost of revenues increased by 33.2% from RMB21.4 million in 2008 to RMB28.4 million in 2009. This increase was primarily due to increases in network costs, agency fees paid for money collection, salary and wages, depreciation of property and equipment and rental costs of premises and facilities.

  •
  The cost of revenues from online services was RMB15.8 million in 2008, compared to RMB20.3 million in 2009. While our cost of revenues from online services grew in absolute terms in 2009, they began to decline as a percentage of our net revenues as we began to benefit from the increase in the number of paying user accounts since we started to charge for messaging services in October 2008.

  •
  The cost of revenues from events and VIP services was RMB5.2 million in 2008, compared to RMB7.2 million in 2009. The increase primarily resulted from higher personnel costs due to an increase in headcount as a result of the growth of our events and VIP service businesses.

  •
  The cost of revenues from other services was RMB0.4 million in 2008, compared to RMB0.9 million in 2009 primarily due to increase in personnel costs.

        Gross Profit and Gross Margin.    As a result of the foregoing, our gross profit increased by 465.1% from RMB6.3 million in 2008 to RMB35.4 million in 2009. Our gross margin increased from 22.7% in 2008 to 55.5% in 2009 primarily as a result of an increase in revenues since we started to charge for messaging services in October 2008.

  •
  We incurred gross loss in online services of RMB0.1 million in 2008 as we did not charge for messaging services until October 2008. Gross profit from online services in 2009 was RMB25.1 million and we recorded a gross margin in online services of 55.2% in 2009 as we charged for messaging services for the full year in 2009.

  •
  Our gross profit in events and VIP services increased from RMB2.6 million in 2008 to RMB5.6 million in 2009. Our gross margin in events and VIP services increased from 32.9% in 2008 to 43.4% in 2009 primarily due to the increase in ticket prices at our events.

  •
  Our gross profit in other services increased from RMB3.8 million in 2008 to RMB4.8 million in 2009. Our gross margin in other services decreased from 91.4% in 2008 to 84.5% in 2009 primarily due to an increase in personnel costs in our advertising department.

        Operating Expenses.    Our total operating expenses increased by 22.7% from RMB20.5 million in 2008 to RMB25.2 million in 2009. This increase resulted from increases in both our selling and marketing expenses and our general and administrative expenses.

  •
  Selling and Marketing Expenses.  Our selling and marketing expenses increased by 12.9% from RMB14.7 million in 2008 to RMB16.6 million in 2009. This increase was primarily due to increased online advertising expenses from RMB14.7 million in 2008 to RMB15.6 million in 2009 and an increase in our employee headcount in marketing from two in 2008 to nine in 2009.

  •
  General and Administrative Expenses.  Our general and administrative expenses increased by 47.0% from RMB5.9 million in 2008 to RMB8.6 million in 2009. This increase was primarily due to an increase in our employee headcount from nine in 2008 to 15 in 2009, as well as an increase in share-based compensation expenses as a result of additional share option grants and higher fair value of the awards.

  •
  Research and Development Expenses.  Our research and development expenses were RMB8,000 in 2009, compared to nil in 2008, due to an increase in our research and development personnel.

        Operating (Loss)/Income and Operating Margin.    As a result of the foregoing, our operating loss was RMB14.3 million in 2008 and our operating income was RMB10.2 million 2009. Our operating margin was 16.0% in 2009.

        Interest Income.    Our interest income increased by 62.0% from RMB0.7 million in 2008 to RMB1.2 million in 2009. This increase was primarily due to the larger amount of funds we kept in fixed-rate short-term deposits.

        Other (Expense)/Income, Net.    We had other expense, net, of RMB19,000 in 2008 primarily due to donations we made in connection with the Sichuan earthquake in 2008. We had other income, net, of RMB6,000 in 2009 primarily due to income we received from the sublease of a lease contract.

        Income Tax Expense.    We had no income tax expenses in 2008 as we had a loss before income tax of RMB13.9 million while we incurred income tax expenses of RMB5.7 million in 2009. The increase in our tax expenses was principally the result of our increased pre-tax profit.

        Net (Loss)/Income Attributable to Jiayuan.com International Ltd. and Net Margin.    As a result of the foregoing, our net loss attributable to Jiayuan.com International Ltd. was RMB13.9 million in 2008 and our net income attributable to Jiayuan International Ltd. was RMB5.7 million in 2009. Our net margin was 8.9% in 2009.

        Accretion of Series A Preferred Shares.    Accretion of Series A preferred shares increased from RMB7.5 million in 2008 to RMB8.0 million in 2009. We accreted the preferred shares to the redemption amount on the earliest redemption date using the effective interest method.

        Income Allocated to Participating Preferred Shareholders.    Income allocated to participating preferred shareholders increased from nil in 2008 to RMB5.7 million in 2009. We allocated income to our preferred shareholders on a pari passu basis.

        Net Loss Attributable to Ordinary Shareholders.    Our net loss attributable to ordinary shareholders decreased by 62.7% from RMB21.4 million in 2008 to RMB8.0 million in 2009.

Selected Quarterly Results of Operations

        The following table presents our unaudited consolidated quarterly results of operations for the eight quarters ended December 31, 2010. You should read the following table in conjunction with our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. We have prepared the unaudited consolidated quarterly financial information on the same basis as our audited consolidated financial statements. This unaudited consolidated financial information includes all adjustments, consisting of normal and recurring adjustments that we consider necessary for a fair representation of our financial position and results of operations for the quarters presented. Our operating results for any particular quarter are not necessarily indicative of our future results. Our limited operating history makes it difficult to predict future operating results. The historical quarterly results presented below are not necessarily indicative of the results that may be expected for any future quarters or periods.

	Three months ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands, except share and per share data)
Net revenues	12,839	14,605	16,571	19,879	22,923	37,718	49,271	57,677
Cost of revenues(1)	(6,762)	(6,654)	(6,976)	(8,056)	(9,869)	(14,582)	(17,498)	(19,100)

Gross profit	6,077	7,951	9,595	11,823	13,054	23,136	31,773	38,577
Operating expenses:
Selling and marketing expenses(1)	(3,441)	(3,888)	(4,262)	(4,983)	(11,022)	(16,280)	(14,162)	(16,403)
General and administrative expenses(1)	(1,959)	(1,819)	(2,006)	(2,847)	(3,106)	(4,168)	(8,160)	(8,904)
Research and development expenses(1)	—	—	—	(8)	(17)	(60)	(199)	(105)

Total operating expenses	(5,400)	(5,707)	(6,268)	(7,838)	(14,145)	(20,508)	(22,521)	(25,412)

Operating income/(loss)	677	2,244	3,327	3,985	(1,091)	2,628	9,252	13,165

Interest income, net	282	303	282	322	344	359	519	654
Foreign currency exchange losses, net	(3)	—	—	—	—	—	—	—
Other (expense)/income, net	(2)	13	(1)	(4)	—	(91)	553	436

Income/(loss) before income tax	954	2,560	3,608	4,303	(747)	2,896	10,324	14,255
Income tax expenses	(732)	(1,344)	(1,554)	(2,118)	(466)	(2,175)	(3,065)	(4,305)

Net income/(loss) attributable to Jiayuan.com International Ltd.	222	1,216	2,054	2,185	(1,213)	721	7,259	9,950

Non-GAAP net income/(loss)(2)	424	1,474	2,336	3,068	(15)	2,031	9,556	12,108

(1)
Includes share-based compensation expenses as follows:

	Three months ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Cost of revenues	34	26	44	74	123	315	788	815
Selling and marketing expenses	—	11	16	25	77	73	278	272
General and administrative expenses	168	221	222	784	997	920	1,211	1,046
Research and development expenses	—	—	—	—	1	2	20	25

Total	202	258	282	883	1,198	1,310	2,297	2,158

(2)
We define non-GAAP net income/(loss) as net income/(loss) attributable to Jiayuan.com International Ltd. excluding share-based compensation expenses. We review non-GAAP net income/(loss) together with net income/(loss) attributable to Jiayuan.com International Ltd. to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in our business. However, the use of non-GAAP net income/(loss) has material limitations as an analytical tool. One of the limitations of using non-GAAP net income/(loss) is that it does not include all items that impact our net income/(loss) attributable to Jiayuan.com International Ltd. during the period. In addition, because non-GAAP net income/(loss) is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP net income/(loss) in isolation from or as an alternative to net income/(loss) attributable to Jiayuan.com International Ltd. prepared in accordance with U.S. GAAP. Our non-GAAP net income/(loss) is calculated as follows for the periods presented:

	Three months ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Net income/(loss) attributable to Jiayuan.com International Ltd.	222	1,216	2,054	2,185	(1,213)	721	7,259	9,950
Add: Share-based compensation expenses	202	258	282	883	1,198	1,310	2,297	2,158

Non-GAAP net income/(loss)	424	1,474	2,336	3,068	(15)	2,031	9,556	12,108

        Our net revenues increased in the eight-quarter period from January 1, 2009 to December 31, 2010 primarily due to the increase in net revenues from our online services and our cost of revenues generally increased in the same period due to the increase in our net revenues. Except for the three months ended March 31, 2010, our gross margins generally increased in the eight-quarter period from January 1, 2009 to December 31, 2010 due to economies of scale and decreasing commission expenses as the proportion of users paying through their telecommunication operators decreased. Our gross margins decreased slightly in the three months ended March 31, 2010 primarily due to seasonality. Our selling and marketing expenses generally increased quarter to quarter, but our selling and marketing expenses increased significantly in the three months ended March 31, 2010 and June 30, 2010, primarily due to our focus on increasing marketing efforts to attract more users to our Jiayuan.com website during those quarters, a trend we anticipate will continue going forward. Our general and administrative expenses generally increased quarter to quarter and increased significantly beginning the three months ended March 31, 2010 due to the increase in headcount and share-based compensation expenses as we increased the scale of our operations. General and administrative expenses increased significantly in the three months ended September 30, 2010 primarily due to the increase in the scale of our operations. Except for net loss attributable to Jiayuan.com International Ltd. in the three months ended March 31, 2010 due to the significant increase in selling and marketing expenses and seasonality, we recorded net income attributable to Jiayuan.com International Ltd., which generally increased quarter to quarter.

        Our quarterly results of operations are affected by seasonal trends. We generally experience lower user traffic and acquire fewer new users for our online dating services and hold fewer offline events during major national holidays in China, such as the Chinese New Year holidays, which fall in January or February, and the National Day holidays, which fall in the beginning of October. The seasonality of our results of operations may appear less prominent in the past eight-quarter period ended December 31, 2010 because our online dating business experienced rapid growth during this period, but may become more prominent in the future. See "Risk Factors—Risks Relating to Our Business—Our quarterly results may fluctuate because of a number of factors, including seasonality, and, as a result, investors should not rely on quarterly operating results as indicative of future results."

Liquidity and Capital Resources

Cash Flows and Working Capital

        To date, we have financed our operations primarily through cash generated from operations and the issuance of Series A Preferred Shares. Our cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased. As of December 31, 2008, 2009 and 2010, we had RMB16.1 million, RMB11.4 million and RMB19.4 million (US$2.9 million) in cash and cash equivalents, respectively. As of December 31, 2008, 2009 and 2010, we had RMB26.0 million, RMB58.0 million and RMB116.0 million (US$17.6 million) of short-term deposits, respectively. We anticipate that our primary sources of liquidity will come from cash flow from operations and the proceeds of this offering.

        We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs, including for working capital and capital expenditures, for at least the next 12 months as of the date of this prospectus. We may, however, require additional cash resources due to changed business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or obtain short-term or long-term bank financing. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

        From time to time, we evaluate possible investments or acquisitions and may, if a suitable opportunity arises, make an investment or acquisition or conduct a divestment.

        The following table sets forth information relating to our cash flows for the periods presented:

	Years ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in)/provided by operating activities	(11,166)	30,061	79,576	12,057

Net cash used in investing activities	(28,534)	(34,718)	(71,609)	(10,850)

Net cash provided by financing activities	212	—	—	—

Effect of exchange rate changes on cash and cash equivalents	(1,901)	(3)	—	—

Net change in cash and cash equivalents	(41,389)	(4,660)	7,967	1,207

Cash and cash equivalents at beginning of year	57,470	16,081	11,421	1,731

Cash and cash equivalents at end of year	16,081	11,421	19,388	2,938

Operating Activities

        Net cash provided by operating activities amounted to RMB79.6 million (US$12.1 million) in 2010, primarily attributable to net income of RMB16.7 million (US$2.5 million), an increase in deferred revenue of RMB40.3 million (US$6.1 million), an increase in income tax payable of RMB9.4 million (US$1.4 million), an increase in accrued expenses and other current liabilities of RMB8.2 million (US$1.2 million) and share-based compensation expenses of RMB7.0 million (US$1.1 million). This was partially offset by an increase in prepaid expenses and other current assets of RMB2.6 million (US$0.4 million), such as advances to employees for business travel, reimbursement of expenses incurred by our users who participated in television programs and deposits paid in connection with advertising. The increase in our deferred revenue was primarily due to the significant increase in prepayments for our online services such as purchases of virtual stamps and periodic subscription fees in connection with the increase in our sales. The increase in our accrued expenses and other current liabilities was primarily due to accrued salary and welfare expenses of RMB5.2 million (US$0.8 million), accrued business and other tax payables of RMB3.6 million (US$0.5 million) and accrued advertising expenses of RMB2.6 million (US$0.4 million) as a result of our business expansion.

        Net cash provided by operating activities amounted to RMB30.1 million in 2009, primarily attributable to net income of RMB5.7 million, an increase in deferred revenue of RMB10.4 million, an increase in income tax payable of RMB5.7 million and an increase in accrued expenses and other liabilities of RMB2.6 million, primarily consisting of payroll and advertising expenses. The increase in our deferred revenue was primarily due to the significant increase in prepayments for our online services such as purchases of virtual stamps and periodic subscription fees in connection with the increase in our sales.

        Net cash used in operating activities amounted to RMB11.2 million in 2008, primarily attributable to a net loss of RMB13.9 million, an increase in accounts receivable of RMB3.6 million relating to receivables from our third-party payment channels and an increase in prepaid expenses and other current assets of RMB1.7 million. This was partially offset by an increase in deferred revenue of RMB4.5 million and an increase in accrued expenses and other liabilities of RMB1.0 million primarily consisting of payroll expenses. The increase in our accounts receivable was primarily due to the increase in our online business. The increase in our prepaid expenses and other current assets was primarily due to an increase in prepaying more advertising expenses. The increase in our deferred revenue was primarily due to the significant increase in prepayments for our online services such as purchases of virtual stamps and periodic subscription fees in connection with the increase in our sales.

Investing Activities

        Net cash used in or provided by investing activities largely reflects our cash management, and to a lesser extent our purchases of equipment in connection with our servers and computers.

        Net cash used in investing activities was RMB71.6 million (US$10.9 million) in 2010, primarily attributable to investment in short-term deposits totaling RMB116.0 million (US$17.6 million) and purchases of equipment totaling RMB13.6 million (US$2.1 million), partially offset by maturities of short-term deposits totaling RMB58.0 million (US$8.8 million).

        Net cash used in investing activities amounted to RMB34.7 million in 2009, primarily attributable to investment in short-term deposits totaling RMB58.0 million and purchases of equipment totaling RMB2.7 million, partially offset by maturities of short-term deposits totaling RMB26.0 million.

        Net cash used in investing activities amounted to RMB28.5 million in 2008, primarily attributable to investment in short-term deposits totaling RMB26.0 million and purchases of equipment totaling RMB2.5 million.

Financing Activities

        We generated no net cash from, and used no net cash in, financing activities in 2010 and 2009.

        Net cash provided by financing activities amounted to RMB0.2 million in 2008, primarily attributable to remaining proceeds from the issuance of our Series A preferred shares.

Capital Expenditures

        Our capital expenditures amounted to RMB2.5 million, RMB2.7 million and RMB14.8 million (US$2.2 million) in 2008, 2009 and 2010, respectively. Our capital expenditures in 2008, 2009 and 2010 principally consisted of purchases of, or investments in, our online dating services network infrastructure. The significant increase in our capital expenditures in 2010 was primarily due to the purchase of equipment, such as computers and servers, in connection with the significant increase in our registered user accounts and active user accounts. We expect our capital expenditures in 2011 and 2012 to primarily consist of purchases of additional servers, computer software and equipment and leasehold improvements. In addition, we expect that our capital expenditures will increase in the future as our business continues to develop and expand and as we make technological improvements to our network infrastructure and purchase other intangible assets such as software and domain names.

Restrictions on Cash Transfers to Us

        To fund any cash requirements we may have from time to time, we may need to rely on dividends, loans or advances made to us by our PRC subsidiaries. We conduct substantially all of our operations through our PRC operating companies and Jiayuan Shanghai Center which generate substantially all of our revenues. As our PRC operating companies are not owned by our PRC subsidiaries, they are unable to make dividend payments to our PRC subsidiaries. Instead, our PRC subsidiaries have entered into contractual arrangements with our PRC operating companies and Jiayuan Shanghai Center to provide services to our PRC operating companies and Jiayuan Shanghai Center in return for cash payments. In order for us to receive any dividends, loans or advances from our PRC subsidiaries, or to distribute any dividends to our shareholders and ADS holders, we will need to rely on these payments made from our PRC operating companies and Jiayuan Shanghai Center to our PRC subsidiaries. Depending on the nature of services provided by our PRC subsidiaries to our PRC operating companies and Jiayuan Shanghai Center certain of these payments are subject to PRC taxes, including business taxes and value-added tax, which effectively reduce the amount that our PRC subsidiaries receive from our PRC operating companies and Jiayuan Shanghai Center. In addition, the PRC government could impose restrictions on such payments or change the tax rates applicable to such payments. See "Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure—Our holding company structure may restrict our ability to receive dividends from, or transfer funds to, our PRC subsidiaries, which could restrict our ability to act in response to changing market conditions and reallocate funds among our Chinese entities timely."

        Regulations in the PRC currently permit payment of dividends of a PRC company, such as our PRC subsidiaries, only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount reaches 50% of its registered capital. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and operating companies are restricted in their ability to transfer net assets to us in terms of cash dividends, loans or advances. Such restrictions amounted to approximately RMB20.9 million, RMB20.9 million, and RMB23.8 million (US$3.6 million) as of December 31, 2008, 2009 and 2010, respectively. These reserves are not distributable as cash dividends, or as loans or advances. Our PRC operating companies may also allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to us. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

        Any dividends paid by our PRC subsidiaries to Jiayuan Hong Kong will be subject to a withholding tax at the rate of five to ten percent, which will reduce the amount of cash available for distribution to us.

        Furthermore, under regulations of the SAFE, the Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

        We do not expect any of such restrictions or taxes to have a material impact on our ability to meet our cash obligations.

Off-Balance Sheet Commitments and Arrangements

        We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder's equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets. Moreover, we do not have any variable interest in any unconsolidated entity that is held by, and material to, us that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Contractual Obligations and Commercial Commitments

        The following table sets forth our contractual obligations as of December 31, 2010:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Operating lease obligations	7,689	3,287	3,666	736	–

        Our operating lease obligations consist of office lease obligations for our offices in various locations across China. These leases expire at different times from March 2011 through November 2015 and will become subject to renewal. We intend to evaluate the need to renew each office lease on a case-by-case basis within a reasonable time prior to its expiration. Our principal executive offices in Beijing have been situated at their current location since July 2007. The lease for a portion of our principal executive offices expires in September 2011 and the lease for the remainder expires in January 2013.

        As of December 31, 2010, other than operating lease obligations, we did not have any other contractual obligations, including long-term debt obligations or purchase obligations.

        We also have an obligation to redeem in cash all or a portion of the then-outstanding Series A preferred shares that have not been converted at a price that is equal to the actual Series A preferred share purchase price, plus all accrued and unpaid dividends. Beginning on or after May 14, 2012, shareholders of the Series A preferred shares may require us to redeem in cash all or a portion of the then-outstanding Series A preferred shares upon written notice, at a price equal to the original Series A preferred share issuance price plus all accrued and unpaid dividends. We expect our Series A preferred shares to automatically convert into ordinary shares immediately upon the completion of this offering.

Quantitative and Qualitative Disclosures About Market Risk

        Our business activities are exposed to a variety of market risks, including credit risk, foreign currency risk, inflation risk and interest rate risk.

Credit Risk

        Financial instruments that potentially subject us to significant concentration of credit risk primarily consist of cash and cash equivalents, short-term deposits and accounts receivable. As of December 31, 2008, 2009 and 2010, substantially all of our cash and cash equivalents and short-term deposits were held by banks located in the PRC that we believes are of high-credit ratings and quality. Accounts receivable are typically unsecured and are mainly derived from revenue collected by distribution and collections companies on our behalf in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations that we perform on the distribution and collections companies and our ongoing monitoring of outstanding balances.

Foreign Currency Risk

        Substantially all our revenues and expenses are denominated in Renminbi, with a portion in U.S. dollars. We have not had any material foreign exchange gains or losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars. Furthermore, a decline in the value of the Renminbi could reduce the U.S. dollar equivalent of the value of the earnings from, and our investments in, our PRC companies. Based on the amount of our U.S. dollar denominated cash and cash equivalents as of December 31, 2010, and taking into consideration the amount of anticipated net proceeds that we will receive from this offering, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB43.5 million (US$6.6 million) of our total amount of cash and cash equivalents.

        A majority of our operating transactions are denominated in RMB and a significant portion of our assets and liabilities is denominated in RMB. RMB is not freely convertible into foreign currencies. The value of the RMB is subject to changes in the central government policies and to international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China, or PBOC. Our remittances in currencies other than RMB in China must be processed through PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

Inflation Risk

        In recent years, China has not experienced significant inflation, and therefore inflation has not had a significant effect on our business. Although we have not in the past been materially affected by any such inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, building leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. We are not able to hedge our exposures to higher inflation in China. According to the National Bureau of Statistics in China, the change in the Consumer Price Index in China was 5.9%, -0.7% and 3.3% in 2008, 2009 and 2010, respectively.

Interest Rate Risk

        Our exposure to the interest rate risk primarily relates to the interest income generated by excess cash invested in short-term deposits and term deposits. Interest earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates. Based on our interest earning instruments during the year ended December 31, 2010, and without taking into consideration the amount of anticipated net proceeds that we will receive from this offering, a 10% change in the interest rates would result in an increase or decrease of RMB0.2 million (US$28,000) of our total amount of interest income for 2010.

Recent Accounting Pronouncements

        In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for transfers of financial assets. This amendment requires greater transparency and additional disclosures for transfers of financial assets and the entity's continuing involvement with them and changes the requirements for derecognizing financial assets. In addition, this amendment eliminates the concept of a qualifying special-purpose entity, or QSPE. This amendment is effective for financial statements issued for fiscal years beginning after November 15, 2009. This amendment did not have a material affect on our financial position, results of operations or cash flows.

        In June 2009, the FASB also issued an amendment to the accounting and disclosure requirements for the consolidation of variable interest entities. The elimination of the concept of a QSPE, as discussed above, removes the exception from applying the consolidation guidance within this amendment. This amendment requires an enterprise to perform a qualitative analysis when determining whether or not it must consolidate a VIE. The amendment also requires an enterprise to continuously reassess whether it must consolidate a VIE. Additionally, the amendment requires enhanced disclosures about an enterprise's involvement with VIEs and any significant change in risk exposure due to that involvement, as well as how its involvement with VIEs impacts the enterprise's financial statements. Finally, an enterprise will be required to disclose significant judgments and assumptions used to determine whether or not to consolidate a VIE. This amendment is effective for financial statements issued for fiscal years beginning after November 15, 2009. This amendment did not have a material impact on our financial position, results of operations or cash flows.

        In August 2009, the FASB issued guidance on Fair Value Measurements and Disclosures—Measuring Liabilities at Fair Value. The new guidance aims to provide clarification relating to the fair value measurement of liabilities, especially in circumstances where a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain prescribed techniques. Techniques highlighted included using 1) the quoted price of the identical liability when traded as an asset, 2) quoted prices for similar liabilities when traded as assets, or 3) another valuation technique that is consistent with the principles of fair value measurements. The new guidance also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. Finally, the guidance clarifies that both a quoted price in an active market for the identical liability and the quoted price for the identical liability when traded as an asset in an active market when no adjustment to the quoted price of the asset are required are Level 1 fair value measurements. This guidance is effective for the first reporting period beginning after issuance. The adoption of this guidance did not have a material impact on our financial position, results of operations or cash flows.

        In October 2009, the FASB issued an accounting standards update on revenue recognition relating to multiple deliverable revenue arrangements. The fair value requirements of existing accounting guidance are modified by allowing the use of the "best estimate of selling price" in addition to vendor specific objective evidence, or VSOE, and third-party evidence, or TPE, for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted. This update requires expanded qualitative and quantitative disclosure and is effective for fiscal years beginning on or after June 15, 2010 with early adoption permitted. The Group has early adopted this guidance and has applied this guidance to all applicable revenue arrangements for all periods beginning on or after January 1, 2008.

        In December 2009, the FASB issued Consolidations—Improvements to Financial Reporting by Enterprises Involved with VIEs. The amendments in this Accounting Standards Update replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and has (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. The amendments in this Update also require additional disclosures about a reporting entity's involvement in variable interest entities. The amendments were effective on January 1, 2010, and did not have a material effect on our financial position, results of operations or cash flows.

        In January 2010, the FASB issued an accounting standards update on improving disclosures about fair value measurements. The updated guidance amends existing disclosure requirements by adding required disclosures about items transferring into and out of Levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to Level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. This update is effective for fiscal years beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective beginning the first quarter of 2011. Since this standard impacts disclosure requirements only, its adoption is not expected to have a material impact on our financial position, results of operations or cash flows.

        In February 2010, the FASB issued an accounting standard update on amendments to certain recognition and disclosure requirements for subsequent events. Under the updated guidance, an entity that is a SEC filer is not required to disclose the date through which subsequent events have been evaluated. This change alleviates potential conflicts between the accounting standards codification subtopic on subsequent events and the SEC's requirements. This update is effective for interim and annual periods ending after June 15, 2010, and the adoption of this amendment did not have a material impact on the Group's financial statements.

        In April 2010, the FASB issued an accounting standards update on the effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity security trades, This updates the guidance in ASC 718, Compensation—Stock Compensation, to clarify that share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of the underlying equity security trades should not be considered to meet the criteria requiring classification as a liability. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Early adoption is permitted.

        In July 2010, the FASB issued an accounting standards update that enhances disclosures about the credit quality of financing receivables and the allowance for credit losses. The amendment requires an entity to provide a greater level of disaggregated information about the credit quality of its financing receivables and its allowance for credit losses. In addition, it requires disclosure of credit quality indicators, past due information, and modifications of its financing receivables. For public entities, the disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. For non-public entities, the disclosures are effective for annual reporting periods ending on or after December 15, 2011. Because we do not have financial receivable as defined in the standard, its adoption is not expected to have a material impact on our financial position, results of operations or cash flows. This amendment is not expected to have a material impact on our financial position, results of operations or cash flows.

INDUSTRY

        China's online dating market has grown significantly due to improved public acceptance and confidence in online dating services. While the online dating industry has reached a mature stage in some markets, such as the United States, China's online dating market is still early in its development and is undergoing rapid growth. The tremendous demand for online dating services in China is primarily driven by (i) unprecedented urbanization, (ii) rapid demographic changes, including a growing gender imbalance, (iii) China's unique cultural considerations and traditional values and (iv) China's fast growing Internet industry. According to iResearch, the number of singles over the age of 18 visiting online dating websites increased from 14 million in 2009 to 19 million in 2010 and is expected to reach 60 million in 2015.

Singles Over the Age of 18 Visiting Online Dating Websites in China

Source: iResearch

Social Networks Disrupted by Unprecedented Urbanization

        China's fast paced economic growth has been driving young adults to attach greater importance to their career and profession. Since the 1980s, there has been a strong flow of young adults from rural areas into cities in search of better education and employment opportunities. According to iResearch, China's urban population grew from 454 million in 2000 to 607 million in 2010, and is expected to reach 683 million by 2015. A fast paced lifestyle and a new urban environment leave less time and opportunities for young adults to socialize and rebuild their networks in their newly settled environments. Young adults who move from rural areas leave behind networks of family and friends, which were traditionally the primary means for them to meet their future companions. Other traditional matchmaking channels, such as matchmaking agencies, printed personals and public gathering places, often do not adequately address the needs created by urbanization. As a result of these societal changes, Chinese couples are marrying at a later age than before. According to iResearch, adults who are 20-24 year olds accounted for 47% of the marriage registrations in 2005, but decreased to 37% of such registrations in 2009. The lack of familiar social and family networks and the fast paced urban life style have created a strong need for online dating or match making services in China for urban young adults.

 Growth of Marriage Registration by Age Group: 2005–2009 CAGR

Source: 2010 China Civil Affairs' Statistical Yearbook and iResearch

Rapidly Changing Demographics

        According to iResearch, China's population is expected to reach 1.39 billion by 2015. In particular, the baby boom of the late 1980s is expected to result in a growing population of adults between the ages of 25 and 30, as shown in the table below. This significant growth in general population and the population of young adults represents one of the largest and fastest growing dating markets in the world. In addition, China's "one-child policy" for the last three decades has led to a significantly skewed gender ratio. The social preference for male children has not changed and has led to the widening disparity between the male and female population ratio in China. According to iResearch, the male to female gender ratio has widened from 1.0:1 in 1985 to 1.2:1 in 2000. This disparity is expected to create increasing challenges for men to meet female companions, form relationships and get married. Furthermore, the divorce rate in China is on a steady rise. According to iResearch, the number of divorces increased from 1.4 million cases in 2007 to an estimated 2.6 million cases in 2010, increasing the number of new single adults looking for dates or companionship.

2009 China Population by Birth Year

Source: China Population and Employment Statistics Yearbook and iResearch

Unique Cultural Considerations

        In traditional Chinese culture, marriage is one of the most important milestones in life. Many families hope that marriage will lead to offspring and the continuation of the family line. Likewise, young single adults in China are often pressured by their parents and families to get married and start a family after they turn 25. This pressure has become particularly acute in recent years due to the effects of China's one child policy over the last three decades. The increase in the number of single-child families has placed the burden of continuing the family line on a single child instead of several siblings. We believe that this pressure is exacerbated by Chinese traditional values that teach young adults to be modest and reserved in social situations, including in the search for companionship and marriage. The combination of these unique cultural traits and the physical displacement caused by the urban migration away from their home networks amplifies the challenges faced by young adults in meeting suitable companions. As a result, the realization of the important life event of marriage can be difficult for young single adults in China.

Largest Internet Market in the World

        According to the China Internet Network Information Center, or CNNIC, China surpassed the United States as the largest Internet market in the world in terms of number of users in June 2008. CNNIC estimated that as of December 2010, China had 457 million Internet users, of which over 98% used a broadband connection. According to iResearch, China's Internet users that are single and over 18 years old increased from 80 million in 2007 to 156 million in 2010, and are expected to grow to 195 million in 2015, representing a CAGR of 4.6% from 2010 to 2015. Young adults in China tend to use the Internet as an alternative platform to expand their social networks and fulfill their entertainment needs. On average, Internet users in China are spending more and more time online. According to CNNIC, the average time spent per week increased from 8.3 hours in 2001 to 18.3 hours in 2010. Also, in a survey conducted by Fleishman Hillard and Harris Interactive in January 2010, Chinese Internet users spent more time on the Internet than those in the United Kingdom, the United States, Canada, Germany, France and Japan. In addition, e-commerce has also grown rapidly in China as the security and integrity of online transactions continue to improve. According to iResearch, the total business to consumer e-commerce spending in China was RMB22 billion in 2009 and is expected to reach RMB592 billion by 2014, representing a CAGR of 92.6%. As the Internet becomes a preferred medium for networking and entertainment and as online spending has become more accepted among netizens in China, online dating has gained in popularity among the young Chinese.

China Age Over 18 Single Internet User Population

Source: iResearch

        The aforementioned factors have contributed to the rapid growth of the online dating industry in China in recent years as online dating has become a primary means for single adults to meet new companions, form relationships and get married. As evidenced by the growth in visitor participation in online dating services in China, much of the stigma associated with online dating has abated over the last few years with single adults in China embracing social networking as a more accepted means of making and maintaining relationships. Single adults now routinely upload their profiles, stories, pictures and other personal information on the Internet in an effort to connect with other single adults.

        Notwithstanding the large number of Internet users in China and the apparent advantages of online dating services over traditional personal matchmaking, such as personal ads and dating agencies, the online dating market in China is significantly underpenetrated compared to the overall market for dating and matchmaking services. According to iResearch, online dating services only represented approximately 12.2% of the overall matchmaking market in China in 2010. Many older single adults still use the inefficient and potentially more expensive methods of traditional matchmaking to find companions. We expect the penetration of online dating services of the overall matchmaking market to grow significantly over time as a larger number of young adults become comfortable with developing relationships and social networks online.

        Additionally, online dating offers numerous advantages over traditional offline match making. Online dating empowers the individual and gives users direct control over the match making process. Previously, those seeking match making services were limited by the introductions made by a relationship broker or by the select number of personal ads within a local agencies or newspapers. In contrast, online dating is scalable and easily accessible by a large number of people, expands the universe of individuals available for potential matches and offers an attractive solution to the challenges facing single adults in China today. Moreoever, matchmaking generally has a strong localization characteristic. Single adults are keen to meet their potential companions near or in the cities they currently reside. The Internet virtually shortens the physical distance and effectively enables online dating users to access a network of searchable candidates in an efficient manner. The availability of online profiles provides basic information about a potential companion, such as his/her appearance, age, education and income level, before a face-to-face meeting. Online dating offers various means of communication that are appealing to young Chinese adults from the Internet generation.

        Reputable online dating services offer their users a safe and secure environment in which to meet and interact with potential companions. The benefits of online dating services effectively address the lack of spare time, the disrupted social network and the relatively more shy personalities that may hamper the ability of single adults to find life long companions in China. China's first-tier cities, such as Beijing, Shanghai, Shenzhen and Guangzhou, have grown rapidly to reach critical mass and have remained as key domestic growth markets for online dating services. We expect the local economies in the second-tier and third-tier cities to follow similar trajectories as they develop, which would result in increased local critical mass. Aided by the increasing Internet penetration in China, the online dating market in China has significant growth potential as demand for efficient and inexpensive matchmaking services increases. According to IBISWorld, unlike the United States where the online dating market not only already reached a mature development stage but also saw revenue decrease in 2008 and 2009 due to the economic recession and the risen unemployment rate, China's online dating market is still at its early growth stage and is identified as a key growth market.

        China's online dating market is estimated by iResearch to grow from RMB487 million in 2010 to RMB1.9 billion in 2015, representing a CAGR of 31.3%, significantly outpacing the 3.4% CAGR in the United States during the same period as projected by IBISWorld. The following chart sets forth projected online dating market money spent in China from 2010 to 2015:

China Online Dating Market Size by Money Spent

Source: iResearch

BUSINESS

Overview

        We operate the largest online dating platform in China. As a pioneer in China's online dating market, we are committed to addressing the dating and marriage needs of China's rapidly growing urban singles population by providing a trusted, effective platform and a superior user experience. According to iResearch, we ranked first and commanded a 43.7% share in the total amount of money spent in China's online dating market in 2010. Our website, Jiayuan.com, provides single adults with unique opportunities to meet, interact and form a long-term relationship aimed towards marriage. Jiayuan.com also ranked first in terms of number of unique visitors, average time spent per user and average page views per user among all online dating websites in China in 2010, according to iResearch.

        We employ a results-based pricing model, which we believe distinguishes us from other online dating service providers. Unlike dating websites that follow a subscription-based model, we offer users free registration with immediate full search access to our database. This feature engages new users in the site and entices them to begin exploring our database for potential companions. Although the search capabilities and exploratory services are provided for free and our users are not required to pay to send an initial message to another user, either the sender or recipient must purchase a RMB2.00 stamp in order for the message to be readable. After the initial message is read, future communications between the same users are free on Jiayuan.com. Our pricing strategy for the initial message is designed to reach and target the mass market with its affordability. Given the nominal cost of a virtual stamp, we believe this feature of our business is recession-resistant and serves as a strong foundation of our revenue model. Furthermore, for users who intend to send or who have received a large amount of initial messages, we offer various types of fee plans that include the option to send up to 100 initial readable messages per day or unlimited message reading during a specified subscription period.

        We believe our results-based pricing model is more attractive to users because they only pay for the results and services that they can see and has been one of the key factors enabling us to attract and retain a large user base. We believe most of our users are well-educated singles seeking long-term relationships aimed towards marriage. Our large and attractive user base combined with our results-based fee structure and user-friendly interface have created what we believe is a superior user experience. According to a survey conducted by iResearch in January 2011, we ranked first in customer satisfaction among our major competitors in China's online dating industry.

        We believe that our " " (Shiji Jiayuan) brand, which is our Chinese name, has become the most well-known and trusted online dating brand in China. From July to December 2010, " " (Shiji Jiayuan) was searched 25-times more often than " " (Jiao You), a common term for "dating" in Chinese, on Baidu.com. Leveraging our brand and national recognition, we have attracted a critical masss of local users in not only first-tier cities, such as Beijing, Shanghai, Guangzhou and Shenzhen, but also in many second-tier cities across China. We intend to continue expanding our user base into other second-tier and third-tier cities. A large user base is a major attraction for new users because of the large number of potential companions available to each of our users at their preferred location. We believe our localized critical mass on a national scale and well-regarded brand name are difficult for competitors to replicate and provide us with an important competitive advantage.

        Leveraging the prominence of our brand in China's online dating market, we have been expanding our business to offline events and VIP services. Since 2008, we have hosted on average 670 large scale social gatherings per year in cities throughout China to provide our users offline opportunities to meet in person. Such offline events also promote our national brand name and benefit our online platform. Our VIP services, which offer personalized search services geared towards more affluent clients, help to diversify our revenue mix.

        We only started charging fees for messaging services provided on our Jiayuan.com website in October 2008, and currently we derive most of our revenues from our online business. As of March 31, 2011, we had a total of 40.2 million registered user accounts, with an average of 4,744,705 monthly active user accounts in the first quarter of 2011. In the first quarter of 2011, the number of our average monthly paying user accounts was 882,471, compared to 306,163 in the first quarter of 2010, representing an increase of 188.2%. We generated net revenues of RMB27.6 million, RMB63.9 million and RMB167.6 million (US$25.4 million) in 2008, 2009 and 2010, respectively. We had a net loss of RMB13.9 million in 2008, and net income of RMB5.7 million and RMB16.7 million (US$2.5 million) in 2009 and 2010, respectively. Excluding non-cash share-based compensation expenses, we had a non-GAAP net loss of RMB13.7 million in 2008, and non-GAAP net income of RMB7.3 million and RMB23.7 million (US$3.6 million) in 2009 and 2010, respectively. For a reconciliation of our non-GAAP net (loss)/income to our U.S. GAAP net (loss)/income, see "Summary Consolidated Financial and Operating Data."

Our Competitive Strengths

        We believe that the following strengths contribute to our success and differentiate us from our competitors:

Leading market position in the fast growing online dating industry

        According to iResearch, the online dating market in China is expected to grow from RMB487 million in 2010 to RMB1.9 billion in 2015, representing a CAGR of 31.3%, and we are the dominant player in this market. According to iResearch, we commanded a 43.7% share in the total amount of money spent in China's online dating market in 2010. In addition, our website was also ranked first in terms of number of unique visitors, average time spent per user and average page views per user among all online dating websites in China in 2010, according to iResearch. According to Alexa, we ranked 51 among all websites in China in terms of average 3-month web traffic as of March 8, 2011 and we were the only online dating website ranked among the 100 most visited websites in China. We believe our significantly larger number of unique visitors compared to our competitors represents a significant competitive advantage for us. The more users we have, the more valuable our database is to current and prospective users due to the larger number of potential companions in that database and the higher likelihood of finding a match. This virtuous cycle has allowed us to increase market share, and we believe it also makes it increasingly difficult for competitors to replicate our success.

Nationally renowned and trusted brand

        We have a nationally recognized brand name with 40.2 million registered user accounts throughout China as of March 31, 2011. From July to December 2010, the search term " " (Shiji Jiayuan), which is our Chinese name, was searched 25 times more often than the term " " (Jiao You), a common term for "dating" in Chinese, on Baidu.com. We have also enhanced our brand name and recognition in China by collaborating with approximately 30 national and regional television programs as well as with MSN. At the core of our brand is our commitment to creating an online dating platform for users seeking committed relationships. Single adults in China are generally under significant societal and family pressure to get married, and therefore value online dating services that focus on providing opportunities to establish serious relationships. We have taken a number of measures to win the trust of single adults seeking committed relationships. We were one of the first online dating websites in China to encourage proof of personal information in the registration process and we employ a range of procedures to minimize inappropriate information on our website. We also have a dedicated user support team that follows up on complaints and even bans users who violate our policies. Such procedures and protocols have greatly helped to solidify our position and reputation as a market leader dedicated to promoting serious dating. In addition, we believe our measures have earned us greater trust among female users as reflected in the 1:1 male to female ratio on our Jiayuan.com website, compared to the 1.25:1 and 1.42:1 ratios of our two main competitors in 2010, according to iResearch. We have also received numerous awards, such as being named "Best Dating Website" in 2008 and 2009 by Sina and "Internet Brand with Most Investment Potential" in 2010 by the Brand China Industry Union.

Large user base and extensive network of cities with critical scale

        Because people generally look for their marriage partners in the city in which they reside, we believe our extensive and growing network of cities with a critical mass of users enhances our appeal to the rapidly growing urban single adult population in China. In March 2011, there were 94 cities in China in which we had at least 10,000 active user accounts. We have also increased our network scale in and penetration of second-tier and third-tier cities, evidenced by the fact that 86.5% of our new registered user accounts in the three months ended March 31, 2011 were located outside of the major cities of Beijing, Shanghai, Guangzhou and Shenzhen.

        We believe that our large and active user base significantly improves the likelihood that people will find a suitable companion on our website. The quality of our user base is reflected in the education level of our users. Among our active user accounts in March 2011, 79.6% reported having received post-secondary education. Our user base is also active and engaged. According to iResearch, our users on average spent 11 minutes and viewed 22 pages on our website each day in 2010. This compares favorably to the seven minutes users spent and 13 pages viewed on average each day on our closest competitor's website in 2010. We believe an active and engaged user base is another critical aspect of the quality of our user base, because it leads to a high level of interaction among users.

Effective and innovative pricing strategy and business model

        We have adopted a results-based pricing strategy and user experience-focused business model that has enabled us to rapidly grow our user base and maintain user stickiness. By offering free registration and free database searches to our users, we minimize the price-induced hesitation a user may have in joining Jiayuan.com. We believe our strategy of charging RMB2.00 for initial communications encourages users to experience our fee-based services. Depending upon the number of other users that a user wishes to initiate contact with, a user may also choose from a variety of fee plans that include the ability to send up to 100 initial messages per day that can be read by the recipient for free or read unlimited messages during a specified subscription period. The affordable, flexible and contact-based fee structure helps convert our registered user accounts into paying user accounts, creates loyalty to our online dating services and leads to greater opportunities for us to promote our value-added services. In addition, in an effort to improve the user experience, we are in the process of phasing out third-party advertisements on Jiayuan.com in order to ensure a distraction-free user experience on our website.

        To complement our core online platform, we successfully introduced our offline services, which primarily consist of large-scale social events across major cities in China and personalized VIP services. Our events services create opportunities for our online members to interact with each other in person, effectively complementing our online platform. Such events also bring us a new source of revenue and effectively promote our brand name, which in turn attracts new users to our online platform. We believe our complementary online and offline businesses create a synergistic effect to our business that has enabled us to achieve rapid growth. The growing number of our paying user accounts and the consistent monthly increase in initial messages demonstrate the effectiveness of our results-based pricing strategy and business model. The number of our average monthly paying user accounts increased from 203,317 in 2009 to 552,930 in 2010, representing an increase of approximately 172.0% and from 306,163 in the three months ended March 31, 2010 to 882,471 in the three months ended March 31, 2011, representing an increase of approximately 188.2%.

Experienced management team

        Ms. Haiyan Gong, our founder and chief executive officer, together with our other senior management, have led us to build the largest online dating platform in China. Ms. Gong founded our business while she was a graduate student at Fudan University in 2003. Ms. Gong has been described by various media sources as the most famous online match-maker in China. In addition, Ms. Gong met her husband through our website. Our chief operating officer, Mr. Qingyuan Fang, has extensive management experience with Fortune 500 companies and leading Chinese Internet companies as well as more than 12 years of marketing experience. The chairman of our board of directors, Mr. Yongqiang Qian, was a co-founder of New Oriental Education & Technology Group and founder and chief executive officer of New Oriental Online. Our chief financial officer, Mr. Shang-Hsiu Koo, has extensive experience in the telecommunications, media and technology sectors, including experience as a China online game and Internet media analyst with international investment banks. Mr. Hui Song, our vice president of finance and accounting, has nine years of experience with KPMG prior to joining us. Mr. Bin Xiao, our chief technology officer, has six years of experience working with TOM Online, Inc., including as deputy general manager of the website department. Each of our other senior management has several years of experience in his or her respective industry. We believe the industry experience and strength of our senior management will allow us to continue to execute our growth strategies to achieve a higher level of success.

Our Strategies

        We aim to continue to strengthen our leading market position in China and strive to develop our group of websites into a leading global online dating, marriage and family platform. We intend to achieve this goal by implementing the following strategies:

Continue to promote our brand name and increase our market penetration

        We intend to leverage the network effects inherent in our business to further enhance our brand recognition and increase our market penetration. A large user base is the foundation of our business. We believe the amount of revenue generated from our online dating services in each city is positively correlated to the scale of user base in that city. Our online dating services in second-tier and third-tier cities, where we have lower penetration and smaller user scale, are still at the early stages of growth, and we believe our revenue generated from these locations will grow as we continue to increase our market penetration and the number of users in such cities reach a critical mass. We intend to increase our penetration rates through measures such as establishing regional offices to enhance our local presence, in particular in second-tier and third-tier cities, holding offline events to increase the awareness of our brand and services, and continuous promotional campaigns to make "Jiayuan" synonymous with online dating in China. At the same time, we intend to continue our collaboration with national and regional television shows and major Internet websites.

Further increase our paying user base and monetize the services we provide them

        We intend to generate more revenue from our core businesses by increasing the number of our paying users and by encouraging our users to purchase additional services. We intend to achieve this by broadening the scope of our advertising campaign in online and offline channels and enhancing user experience by optimizing our search methodologies. We also plan to develop more services for our users, such as adding additional types of subscription packages and increasing the ways in which users can interact with one another. In March 2011, approximately 18.0% of our active user accounts were paying user accounts. We believe there is significant room for further monetization of the services we provide our users as we continue to convert active users into paying users.

        As our paying user base grows, we also intend to focus on generating additional sources of revenues by offering new value-added services such as virtual gifts, virtual dating and video profiles. We believe these initiatives will help us attract additional users who are willing to pay for a wider variety of services. We also believe that there are strong network effects from offering additional services as they attract additional users to our website, which in turn attracts more prospective paying users.

Expand our wireless dating services

        We intend to expand our wireless dating services to improve access to our online dating services and introduce new features that leverage the unique functionality of mobile devices as China's number of mobile Internet users is expected to grow to 750 million by 2014, according to iResearch. Users are currently able to access our Jiayuan.com website through wireless browsers. We intend to create applications for smartphone operating systems such as iOS, Android and Symbian to improve user access to our dating services. We are introducing new features that enable users to interact in different ways, such as allowing users to simultaneously send messages to another user's online account and the associated mobile devices. We believe enhanced access will increase our user base and the usage of our online dating services as it enables users to access our website at anytime and anywhere. Enhanced wireless access also enables us to attract users to our online dating services who do not have regular computer-based Internet access. We believe improving the features of our wireless dating services will allow us to offer more value-added services and expand our user base.

Leverage the success of our online dating platform by expanding our business scope into related areas and niche markets

        We believe the strength of our online dating business can be applied to other businesses that have a natural affinity with the marital aspirations of our users as well as niche markets that focus on the needs of certain user subgroups. In October 2010, we launched a beta version of our wedding and event planning website, Xique.com, which offers wedding planning management tools and services, and provides a platform through which users can interact with wedding vendors and merchants. We believe the wedding and event planning services are the natural extension of our online dating services and represent a significant growth area for our business. We seek to leverage the goodwill we have engendered from our online dating services to establish ourselves as a provider of wedding and event planning services.

 2010 – 2015 China Online Wedding Market Size
(RMB in Billions)

Source: iResearch

        We also believe certain subgroups of our users and potential users are more likely to interact with and date other users with whom they share similar interests and characteristics. In February 2011, we launched a beta version of our English language dating website. We believe that creating common interest dating platforms will increase user traffic and also increase the number of our paying users.

Continue to enhance our research and development capabilities

        Our research and development team is dedicated to introducing new products to the market and improving the functionalities of our website. We intend to further invest in our research and development capabilities to introduce additional products and services aimed at enhancing our user experience across multiple platforms and increasing the monetization of our service offerings. In December 2010, we hired Mr. Bin Xiao, who became our chief technology officer in March 2011. Mr. Xiao has over six years of experience at Tom Online Inc., and previously served as deputy general manager of its website department. We expect to continue to prudently expand our research and development team in the near future. In particular, our research and development team expects to regularly introduce new value added services, develop better user search and matching capabilities and improve our website functionalities. We believe that such enhancements will generate higher user traffic and increase our user stickiness. We anticipate new value added services will introduce products that increase our users' willingness to pay and thereby improve our average revenue per user.

Our Services

Online Services

        Our branded website, Jiayuan.com, provides single adults unique opportunities to meet, interact with one another and form a long-term relationship aimed towards marriage. After registering on our website for free, users can post their own profiles and pictures and have those profiles and pictures viewed by other users for free. In addition, users can also browse the profiles and pictures of other users, save their preferences and send messages to other users for free. However, in order for the recipient to read the message, either the sender or the recipient must either pay our initial message fee of RMB2.00 or have a periodic subscription package.

        We began charging fees for messaging services on our website in October 2008. We have a results-based fee structure designed to allow users to purchase our fee-based services based on their success in contacting other users. We offer the following two primary fee plans for our online dating services.

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  Initial Message Fees.  Payment of our initial message fee allows a user to connect with one other user for RMB2.00. While a user initiates contact by sending a message to another user free-of-charge, either the sender or the recipient must pay the RMB2.00 fee in order for the recipient to be able to read the message. The RMB2.00 fee entitles the message to be affixed with a virtual stamp that allows for the message to be read. Once the first message is sent and read, the sender and the recipient can continue to communicate with each other through our website without additional fees. Users can purchase a single virtual stamp for RMB2.00 or purchase a set of virtual stamps for RMB2.00 per virtual stamp. We also give users free stamps when they provide additional biographical information or pictures to encourage them to explore and utilize our messaging services.

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  Periodic Subscription Fees.  Users can also pay for periodic subscriptions that allow them to send up to a maximum of 100 messages per day, or read an unlimited number of messages during the duration of the subscription period. For sending messages, we offer daily, three-day, monthly, three-month, six-month and annual subscription plans. For reading messages, we offer weekly, monthly, three-month, six-month and annual subscription plans. Periodic subscription fees also include "diamond memberships," which allow a user unlimited access to send and read messages as well access to enhanced features under our value-added service "advanced memberships" and are available in monthly, three-month, six-month and annual plans.

        Our website offers a number of fee-based value-added services. These value-added services include purchasing virtual gifts for another user, improving one's search ranking, priority rankings for sent messages, online chatting and premium display of their pictures and profile on our website. Users can also pay to submit proof of information posted on their profiles so that other users will know they have submitted such information to us.

        Our value-added services also include "advanced memberships." "Advanced memberships" allow a user access to enhanced features on our website such as seeing the users who have reviewed their user profile, seeing the time of another user's last log-in and more refined profile searches and are available in monthly, three-month and six-month plans.

        Since June 2010, we have also made certain features of our online dating services accessible through mobile browsers, such as sending and reading messages, viewing and modifying profiles and purchasing certain value-added services.

Events and VIP Services

        We offer traditional dating services to our users. Our traditional services primarily consist of hosting and organizing offline events and providing VIP services. Our offline services are attractive to users who seek more personal or localized services.

        We organize and host events that allow individuals to meet a large number of potential partners in person. In 2010, our events were typically large gatherings of approximately 100 to 200 participants with activities designed to facilitate social interaction. These events include speed-dating, dance parties and other social events for our users. In 2010, we organized 864 offline events in 105 cities across China. We typically collect entry fees at the commencement of the event.

        Our VIP services consist of special, personalized services where our service representatives take a proactive approach in finding potential companions for our VIP clients. Depending on the needs of the clients, we provide tailor-made recommendations, conduct detailed background checks and provide dating and relationship consultation and advice. Our VIP services also include placement of targeted ads on our website and conducting face-to-face interviews of potential companions on behalf of our clients. We also host VIP offline events where our VIP clients can meet pre-selected candidates at cocktail gatherings or outdoor trips. We performed VIP search services in six cities in China for approximately 360 VIP clients in 2010. We usually collect fees upfront when contracts are signed for the VIP service engagement. We occasionally will allow VIP clients to pay within one month from when the VIP service contract is signed.

Other Services

        Other services have primarily consisted of selling advertising space on our online dating website. Going forward, we anticipate other services to consist primarily of advertising and e-commerce on our other websites, such as our new wedding and event planning website Xique.com, which we launched in October 2010.

User Base

        We have a large and active user base on our online dating platform, consisting of users indicating they are seeking to enter into serious relationships and marriage. We actively discourage users who are not looking for a serious relationship from using our services. The primary categories we use to track our users are registered user accounts, active user accounts and paying user accounts.

        Our average monthly active user accounts increased from 2,509,917 in the first quarter of 2010 to 4,403,262 in the fourth quarter of 2010 to 4,744,705 in the first quarter of 2011. In March 2011, 84.3% of our active user accounts were between the ages of 18 to 35, inclusive, and 79.6% of our active user accounts had some post-secondary education, both as reported by our users. In addition, there were 94 cities in China in which we had at least 10,000 active user accounts in March 2011. Registered user accounts increased from approximately 12.7 million as of December 31, 2008 to approximately 40.2 million as of March 31, 2011, and our registered user accounts increased by approximately 60,323 registered user accounts per day in March 2011.

        We have an active and engaged user base. In the three months ended March 31, 2011, an average of 6,534 users per day changed their relationship status to "currently dating someone" or "in a relationship" on their Jiayuan.com profile. In addition, according to iResearch, our users spent on average 11 minutes on our website each day and viewed on average 22 pages during each visit in 2010. This compares favorably to the seven minutes that users spent on average on our closest competitor's website each day and the 13 pages viewed per visit on average during 2010. We believe this is primarily because there is no charge to search our member database, the ease at which users can register and utilize our database as well as the size and scale of our user base. Our monthly paying user accounts increased from an average of 92,102 in 2008 to an average of 203,317 in 2009 and increased further to an average of 552,930 in 2010 and an average of 882,471 in the three months ended March 31, 2011. We generate revenue by converting active user accounts into paying user accounts and by encouraging our users to purchase more services.

        Participants in our offline events are primarily also users of our online dating services. Our VIP clients are often professionals and entrepreneurs who have attained economic success and positions of responsibility in their respective fields.

Operations

Online Security Measures

        We emphasize maintaining a serious and reliable online dating platform and high satisfaction levels among our user experience. To that end, we have taken a number of steps to promote responsible and appropriate behavior among our users, established user participation guidelines and disclaimers and allow telephone access to address user concerns. We believe these measures have earned us greater trust among female users as reflected in the 1:1 male to female ratio on our Jiayuan.com website, compared to the 1.25:1 and 1.42:1 ratios of our two main competitors in 2010, according to iResearch.

        Information Verification.    We encourage users to provide proof of personal information such as proof of age, income and education level. Users who provide proof of personal information and pay a RMB2.00 fee are given a higher rating in our database. Subsequent to registration, we do not allow users to improve certain basic personal information they previously provided such as height, salary and education level without verification.

        User Feedback.    We ask users to alert our user support representatives as to other users who are suspected of violating our policies, such as users who are not committed to seeking a long-term relationship or who provide false personal information.

        Black List.    If users behave inappropriately through our website, we will move such offenders to a "black list" and restrict their access to our database and their ability to send messages through our website, even if they are paying users.

        Key Word Search.    We use proprietary computer software to screen messages for offensive words and phrases and advertising as well as words and phrases that may indicate that a member is not otherwise seeking a serious relationship. When words and phrases in these categories are flagged, a user service representative reviews the message and decides whether it may be delivered to the recipient. If the message violates our policies, the message is deleted and the sender is put on our "watch list." Repeat offenders are moved to our black list.

        Cautionary Messages.    We post various cautionary messages on our website about the potential dangers of meeting people in an online environment and the precautions that a user should take when meeting other users in-person.

Payment Channels

        We provide users of our online dating services the flexibility to choose from a number of payment options. Payment options include online banking, online payment, wire transfer, postal remittance and cash. Most of our customers prefer online banking and online payment. For online payment, we typically collect through nationally recognized payment processing agents and receive the fees within 48 hours. We pay a percentage of the proceeds to these agents as commission. Our agreements with the independent payment processing agents are generally for terms of one year.

        Users of our single message fee plans, advanced memberships and online chatting can also pay for these services through compatible mobile phones. For users who pay through mobile carriers, we will receive payments through our WVAS partners. We do not bill users who pay for our services directly through their mobile phones. Instead, we estimate revenue and cost of revenue based on internal billing records and adjust our revenue based on billing statements and fees remitted to us by our WVAS partners. See "Risk Factors—Risks Relating to Our Business—We are required to estimate a portion of our reported revenues and cost of revenues at period-end, which may require subsequent adjustments to our financial statements."

User Support

        Our user support team operates 24 hours a day, seven days a week. As of December 31, 2010, we employed a total of 72 full-time and 65 part-time user support representatives. Our team of user support representatives helps users with matters such as completing profile descriptions and personal essays and choosing photos for their profiles, as well as answering questions about billing and technical issues. Our user support team also reviews new and updated profiles and play an integral role in implementing our online security measures. User support representatives receive ongoing training in an effort to better personalize the experience for users that call in and to capitalize on up-selling opportunities.

Technology and Research and Development

        We have implemented numerous website management, search, customer interaction and order processing and fulfillment services and systems using a combination of our own proprietary technologies and commercially available licensed technologies. We place great emphasis on the speed and performance of our website to enhance our user's online experience and attract more users.

        Our technology infrastructure provides for continuous availability of our online service. We provide redundancy backup for all of the critical components of our system, which allows us to withstand unexpected component failure and to undergo maintenance or upgrades. Our system hardware is located at two separate sites in Beijing. Systems administrators and network managers at our Beijing office monitor our servers, operate our network and execute backups. We operate our database and web servers using clustering technology for effective load-balancing and fault tolerance.

        Regular capacity planning allows us to quickly upgrade existing hardware and integrate new hardware to react quickly to a rapidly expanding user base and increased traffic to our sites. Key content management components are designed, developed and deployed by our in-house technology group. We also license commercially available technology when appropriate in lieu of dedicating our own human or financial resources to developing the technology.

        As of December 31, 2010, we employed 12 technology employees who focus on the maintenance of our software and hardware infrastructure. Our network infrastructure is designed to deliver high levels of availability, performance, security and scalability. Our network infrastructure is based on a free, open source software bundle commonly referred to as "LAMP," which consists of a software combination using a Linux operating system, Apache HTTP Server web server software, MySQL database management system and PHP, Perl and/or Python programming language. Our infrastructure is designed for maximum flexibility and scalability, which we believe facilitates the addition of new features. Our user support team regularly seeks feedback on the quality of our website, which help us make improvements to our infrastructure.

        We employ several layers of security to protect data transmission and prevent unauthorized access. We keep all of our production servers behind firewalls for security purposes and do not allow outside access, at the operating systems level, except via special secure channels. We have employees designated to monitor security on our networks. We record user activity and have a centralized system to verify user identification and to monitor inappropriate use.

        As of December 31, 2010, we had a technology research, development and website maintenance team of 38 engineers with experience and expertise in the fields of computing science and software development. Our research and development efforts are also focused on keeping pace with technological advances in order to make our products and services competitive in the market, such as making our online dating services accessible through wireless devices. Since feature and functionality development and keeping pace with technological advances are critical elements to our strategy, we plan to expand our research and development team. We also have software in place to monitor potential employee misuse of information provided by our users.

Marketing

        We employ a variety of marketing and recruiting methods to attract users. We believe that users are attracted to our online dating platform due to our excellent brand name, the quality of the online experience we offer, our large user base and our leading position in the industry. Our user experience helps us to market through word-of-mouth and increases the time that users spend on our website. We also engage in a variety of marketing activities intended to drive traffic to our website and to allow us to introduce our services to prospective users. These including the following online marketing activities:

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  Paid search.  We utilize various popular search engines in China. We pay for keywords or phrases relevant to our business and services so that when users search for these keywords or phrases on these search engines they will be directed to our website.

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  Banner and other display advertising.  We conduct marketing campaigns online through the use of banner and other display advertising on internet portals, third-party websites and other specialized websites.

        We have also initiated various offline marketing activities to further promote our brand awareness among existing and potential users. For example, we market our services through direct marketing, trade shows and other media events, which include:

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  hosting or attending various public relations events, such as industry-related seminars and conferences, to promote our brand image and the value of online personal services;

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  hosting large-scale offline events for our users, including events in Guangzhou and Beijing in January and February 2010, respectively, where there were more than 1,000 attendees each; and

  •
  picking and highlighting unique couples that met through our website and promoting their personal stories as "success stories" on our website.

        In addition, we benefit from cross-promotional arrangements with third-party websites and television stations, under which we cooperate to help improve each other's brand recognition. We have collaborated with approximately 30 national and regional television shows, as well as with major Internet portals, such as MSN, with whom we have collaborated with since 2006. In addition, we also collaborated with SINA from 2007 to 2010. We also place television and bus advertisements throughout China.

Intellectual Property

        Intellectual property rights, including copyrights, trademarks, domain names and trade secrets, are important to our success. We rely on a combination of trademark, copyright and trade secret laws in China as well as confidentiality procedures and contractual provisions to protect our proprietary technology, our brand and our domain name.

        Employment agreements with our employees typically contain confidentiality and invention assignment provisions, assigning to us the intellectual property rights in the websites, designs, business documents, tools and other relevant work generated by them as a result of performing their employment duties or using our resources while they are employed with us. We also provide regular training to our employees regarding procedures that should be taken to protect our intellectual property, including information relating to our users.

        We are in the process of seeking registration of " " (Shiji Jiayuan), " " (Jiayuan Baobao), " " (Jiayuan Beibei), " " (Jiayuan Baobei), " " (Jiayuan) and " " (Jiayuan Hunjia) as trademarks in the PRC. We have registered " " (Huaqianshu) and "jiayuan.com" as trademarks in the PRC. We have also registered eight domain names relating to our web sites, including www.jiayuan.com, the primary URL for our online dating platform, and www.xique.com, the primary URL for our online event and wedding planning website. See "Risk Factors—Risks Relating to Our Business—We have not obtained the trademark registration for the " " (Shiji Jiayuan) trademark for dating and marriage agency services. If we cannot secure rights to use this trademark for dating and marriage agency services, we may be subject to third-party claims, including claims by an individual who applied to register such trademark in 2005, and may be forced to discontinue using this trademark for dating and marriage agency services, which may adversely affect our ability to maintain our brands, cause us to incur litigation costs and divert resources and management attention."

        We believe that our confidentiality procedures and contractual provisions adequately protect our intellectual property rights, and avoid infringing or potentially infringing activities, minimize our exposure to third-party claims and protect our reputation as a company. Despite our efforts, it may be possible for third parties to obtain and use our intellectual property without authorization, or challenge our intellectual property rights. See "Risk Factors—Risks Relating to Our Business—If we are unable to protect our Internet domain names or proprietary rights upon which our business relies or avoid claims that we infringe upon the proprietary rights of others, our profitability may be materially and adversely affected."

Competition

        The online dating market in China is rapidly developing and there are currently few barriers to entry for potential competitors to set up online dating websites. We compete with a number of different companies, both large and small, including vertically integrated Internet portals and specialty-focused media companies, that provide online and offline products and services similar to ours and that target the markets we serve. Our principal competitors include Baihe.com and Zhenai.com, both of which operate online dating platforms. In addition, we face competition from Internet portals such as Sina.com.cn, Sohu.com, QQ.com and 163.com and social networking websites such as Renren.com and Kaixin001.com, each of which provide various online services or platforms that could be used to deliver dating services. Because of the global accessibility of the Internet and because of the strong and growing demand for online dating services in China, we also face competition from overseas operators of online dating services and other foreign Internet companies. There are also numerous other companies offering online dating services that compete with us that are smaller, less established and not as well known.

        We also face competition from traditional offline dating service providers, such as matchmaking agencies, personal sections of newspapers and magazines and other conventional media companies that provide dating services.

        We believe that the primary competitive factors in creating a successful online community focused on providing serious dating opportunities are functionality, brand recognition, having a critical mass of users, user affinity and loyalty, ease-of-use, quality of service and reliability. Though the barriers to entry in setting up online dating websites are low, we believe it is difficult for new entrants to successfully compete because of the competitive factors listed above.

Employees

        As of December 31, 2010, we had 382 full-time employees. We had a total of 162 and 183 full-time employees as of December 31, 2008 and 2009, respectively. The following table sets forth the number of our employees by function as of December 31, 2010.

Number of Employees
Member/customer service	72
Sales	144
Marketing	17
General and administration	57
Technical support	92

Total	382

        As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. The total amount of contributions we made to employee benefit plans in 2008, 2009 and 2010 was RMB1.6 million, RMB2.2 million and RMB6.6 million (US$1.0 million), respectively.

        In 2007, we adopted an equity compensation plan to attract, motivate, retain and reward our directors, officers and employees. We amended our plan in December 2007 and further amended our plan in March 2011. An aggregate of 5,233,920 ordinary shares are reserved for issuance under this plan. As of December 31, 2010, certain of our directors, officers, employees and consultants held outstanding options to purchase an aggregate of 3,221,800 ordinary shares.

        We enter into a standard annual employment contract with most of our officers, managers and employees. These contracts typically include a non-competition provision effective during their employment with us.

Facilities

        Our principal executive offices are located on premises comprising approximately 2,835 square meters at Changxin Building, No. 39 Anding Road, Chaoyang District, Beijing, the People's Republic of China. We also have offices in Shanghai, Guangzhou, Hangzhou, Chengdu, Wuhan and Shenzhen. We lease all of our premises from unrelated third parties. We believe after due inquiry that each of the lessors either has valid title to the property or has proper authorization from the title owner to sublease the property. We plan to renew each of these leases when they expire. Below is a summary of the term of each of our leases:

Property	Space (in square meters)	Expiration Date
Beijing	1,980	September 15, 2011
	855	January 31, 2013
Shanghai	694	November 14, 2015
Guangzhou	320	July 17, 2011
Hangzhou	257	March 15, 2012
Chengdu	187	May 17, 2012
Wuhan	173	December 5, 2012
Shenzhen	117	October 13, 2012

        Our servers are hosted at Internet data centers owned by major Chinese telecommunications carriers, and are located along major transmission lines. The hosting services agreements typically have terms of approximately one year that are renewable subject to early termination. We believe we will be able to maintain adequate facilities, and we further plan to obtain additional facilities as they become necessary to accommodate our future expansion plans. We plan to do so principally through leasing.

Legal Proceedings

        We may be subject to legal proceedings, investigations and claims relating to the conduct of our business from time to time. We may also initiate legal proceedings in order to protect our contractual and property rights. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

REGULATION

        This section summarizes all the principal PRC regulations that may materially affect our business.

Regulation on Marriage Agency Business

        The PRC has not adopted a unified and specific regulatory framework governing our business, except that no marriage agency or individual is permitted to engage in international marriage agency services by any means in accordance with the Circular regarding Further Strengthening the Administration of International Marriage Agency Activities issued by the General Office of the State Council on December 6, 1994.

        However, certain local governments have promulgated regulations and rules in relation to marriage agencies or marriage agency services. For example, the Shanghai Municipal Government promulgated the Administrative Measures on Shanghai Marriage Agencies, or the Shanghai Marriage Agency Measures, on December 24, 2001 and subsequently amended these measures on July 1, 2004. Pursuant to the Shanghai Marriage Agency Measures, commercial marriage agencies are required to obtain a business license specifically including "marriage agency services" in its business scope from the relevant administrative authority for industry and commerce, while non-commercial marriage agencies are required to register with the local branch of the Ministry of Civil Affairs as a privately funded non-enterprise institution and obtain a registration certificate in accordance with the Interim Regulations on the Administration of the Registration of Privately Funded Non-enterprise Institutions, before commencing any marriage agency services. A privately funded non-enterprise institution may not engage in profit-making business operations, and lawful income accrued from their activities can only be used for business operations prescribed by its articles of association, and is prohibited from being distributed to its sponsor. In addition, marriage agencies are required to verify the evidence provided in relation to the marriage status as well as other personal information provided by the customer and shall decline to accept or publish any marriage advertisement in the event that the customer provides false or fake proofs.

        We offer offline VIP services to certain of our clients in China, which may be deemed as a type of marriage agency services. Currently, we provide the offline VIP services through Jiayuan Shanghai Center, a privately funded non-enterprise entity under the supervision of the Shanghai Yangpu District Bureau of Civil Affairs, and Shanghai Huaqianshu's Beijing branch. To comply with the above laws and regulations, the business scope of both entities includes marriage agency services.

Regulation on Foreign Investment Industry Catalogue

        On October 31, 2007, the National Development and Reform Commission and the Ministry of Commerce jointly promulgated the Catalogue for the Guidance of the Foreign Investment Industries (2007). The Catalogue for the Guidance of the Foreign Investment Industries (2007) classifies industry sectors into four categories for the purpose of guiding foreign investment, namely the "encouraged", "permitted", "restricted" and "forbidden" categories, among which, the "encouraged", "restricted" and "forbidden" categories are specified in the Catalogue for the Guidance of the Foreign Investment Industries (2007) while an industry that is not specifically placed into one of the above three categories falls into the category of "permitted" industries. Pursuant to the Catalogue for the Guidance of the Foreign Investment Industries (2007), value-added telecommunications services businesses are listed within the restricted category. Businesses falling within the restricted category of foreign investments are those that are subject to a stricter approval process or other conditions, such as restrictions on foreign investment ratios or stricter requirements on the qualification of foreign shareholders. Direct foreign investment in these businesses, however, is not prohibited by PRC law. The provision of online dating services by our PRC operating companies is a type of Internet-based business supported by value-added telecommunications services and thus, pursuant to the Catalogue for the Guidance of the

Foreign Investment Industries (2007), falls in the restricted category whereby foreign ownership cannot exceed 50% of the total investment. Hence, to comply with these provisions, we conduct our online dating services business principally through contractual arrangements between our PRC subsidiaries and our PRC operating companies and their respective shareholders instead of directly owning equity interest in our PRC operating companies.

Regulation on Telecommunications and Internet Information Services

        The telecommunications industry, including the Internet sector, is highly regulated in the PRC. Regulations issued or implemented by the State Council, the Ministry of Industry and Information Technology, or MIIT (formerly the Ministry of Information Industry, or MII), and other relevant government authorities cover many aspects of operation of telecommunications and Internet information services, including entry into the telecommunications industry, the scope of permissible business activities, licenses and permits for various business activities and foreign investment.

        The principal regulations governing the telecommunications and Internet information services that we provide in the PRC include:

  •
  Telecommunications Regulations (2000), or the Telecom Regulations.  The Telecom Regulations categorize all telecommunications businesses in the PRC as either basic or value-added services. Value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructures. The "Catalog of Telecommunications Business," an attachment to the Telecom Regulations and updated by the MII's Notice on Adjusting the Catalog of Telecommunications Business effective from April 1, 2003, categorizes various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, according to which, Internet information services, or ICP services, are classified as value-added telecommunications businesses. Under the Telecom Regulations, commercial operators of value-added telecommunications services are required to first obtain an operating license for value-added telecommunications services, or the ICP License, from the MIIT or its provincial level counterparts.

  •
  Administrative Measures on Internet Information Services (2000), or the Internet Measures.  According to the Internet Measures, a commercial ICP service operator must obtain an ICP License from the relevant government authorities before engaging in any commercial ICP service within the PRC. When the ICP service involves areas of news, publication, education, healthcare, pharmaceuticals, medical equipment and other industries and if required by laws or relevant regulations, prior approval from the respective regulating authorities must be obtained prior to applying for the ICP License from MIIT or its local branch at the provincial level. Moreover, an ICP service operator must display its ICP License number in a conspicuous location on its website and must monitor its website to remove categories of harmful content that are broadly defined.

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  Administrative Measures for Telecommunications Business Operating License (2009, revised), or the Telecom License Measures.  The Telecom License Measures set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. For example, an ICP service operator conducting business within a single province is required to apply for the ICP License from the MIIT's applicable provincial level counterpart while an ICP service operator providing ICP services across provinces is required to apply for Trans-regional ICP License directly from MIIT. An ICP service operator that has been granted the Trans-regional ICP License is required to file a record with the local branch of MIIT at the provincial level prior to conducting any value added telecommunications business in such provinces. The appendix to the ICP License is required to detail the permitted activities to be conducted by the ICP service operator. An approved ICP service operator is required to conduct its business in accordance with the specifications recorded on its ICP License. The ICP License is subject to annual review and the annual review result will be recorded as an appendix to the ICP License, published to the public and notified to the applicable administrative authority for industry and commerce.

  •
  Detailed Rules on the Administration of Internet Websites (2005), which set forth that a website operator is required to apply for the ICP filing from the MIIT or its local branches at the provincial level on its own or through the access service provider.

  •
  Regulations for Administration of Foreign-Invested Telecommunications Enterprises (2008, revised), or the FITE Regulations.  The FITE Regulations set forth detailed requirements with respect to, among others, capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Under the FITE Regulations, a foreign entity is prohibited from owning more than 50% of the total equity interest in any value-added telecommunications service business in the PRC and the major foreign investor in any value-added telecommunications service business in the PRC is required to have good track record in such industry.

  •
  Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business (2006).  Under this circular, a domestic PRC company that holds an ICP License is prohibited from leasing, transferring or selling the ICP License to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in the PRC. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications service are required to be legally owned by such company and/or its shareholders. In addition, such company's operation premises and equipment should comply with its approved ICP License, and such company should establish and improve its internal Internet and information security policies and standards and emergency management procedures.

  •
  Tentative Measures for the Administration of Commercial Website Filings for Record and their implementing rules (2000).  Under these rules, commercial websites operated by ICP service operators registered in Beijing must: (i) file with the Beijing Administration of Industry and Commerce and obtain electronic registration marks; and (ii) place the registration marks on their websites' homepages.

        To comply with these PRC laws and regulations, we operate our value-added telecommunications business through Shanghai Huaqianshu, Beijing Huaqianshu, and Xique. Shanghai Huaqianshu owns the essential domain names and trademarks and holds an ICP License in relation to our value-added telecommunications business on Jiayuan.com website. Xique owns the essential domain name and holds an ICP License in relation to value-added telecommunications business and intends to update the license to include the Xique.com website. No assurance can be given as to when Xique will be granted the ICP License, or at all. See "Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure—Our operations may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related business and companies."

        Under various laws and regulations governing ICP services, ICP services operators are required to monitor their websites. They may not produce, duplicate, post or disseminate any content that falls within the prohibited categories and must remove any such content from their websites, including any content that:

  •
  opposes the fundamental principles determined in the PRC's Constitution;

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  compromises state security, divulges state secrets, subverts state power or damages national unity;

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  harms the dignity or interests of the State;

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  incites ethnic hatred or racial discrimination or damages inter-ethnic unity;

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  sabotages the PRC's religious policy or propagates heretical teachings or feudal superstitions;

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  disseminates rumors, disturbs social order or disrupts social stability;

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  propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes;

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  insults or slanders a third-party or infringes upon the lawful rights and interests of a third-party; or

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  includes other content prohibited by laws or administrative regulations.

        The PRC government may shut down the websites of ICP License holders that violate any of such content restrictions and requirement, revoke their ICP Licenses or impose other penalties pursuant to applicable law.

Regulation on Internet Privacy

        The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of such rights. In recent years, PRC government authorities have enacted legislation on Internet use to protect personal information from any unauthorized disclosure. The Internet Measures prohibit an ICP service operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Pursuant to the BBS Measures, ICP service operators that provide electronic messaging services must keep users' personal information confidential and must not disclose such personal information to any third party without the users' consent or unless required by law. The regulations further authorize the relevant telecommunications authorities to order ICP service operators to rectify unauthorized disclosure. ICP service operators are subject to legal liability if the unauthorized disclosure results in damages or losses to users. The PRC government, however, has the power and authority to order ICP service operators to turn over personal information if an Internet user posts any prohibited content or engages in illegal activities on the Internet.

Regulation on Internet Bulletin Board Services

        MII promulgated the Administrative Measures on Internet Bulletin Board Services, or the BBS Measures, on November 6, 2000. The BBS Measures require that ICP service operators providing bulletin boards, discussion forums, chat rooms or similar services, or BBS services, to apply for, and obtain specific approval from, the telecommunications authorities, if they are commercial ICP service operators, or to make specific filing with the telecommunications authorities if they are noncommercial ICP service operators. Moreover, ICP service operators must display their ICP License numbers, rules of BBS and inform their end users the possible legal liabilities for improper comments in a conspicuous location on their BBS. On March 7, 2001, MII issued the Notice Regarding Strengthening the Approval and Supervision on the Bulletin Board Service of Internet Information Services to further specify the qualification and requirement for approval of BBS services and emphasize the principles of daily supervision on BBS services. On July 4, 2010, the State Council promulgated the Decisions on Cancelling and Lowering the Administrating Levels of the Items subject to Administrative Approval (the Fifth Batch) and the item of administrative approval or filing requirement for BBS has been cancelled. However, based on our verbal inquiry with the Beijing Branch of MIIT, ICP service operators registered in Beijing providing BBS services are still required to obtain the specific approval from the Beijing Branch of MIIT.

        Xique has obtained the approval from the Beijing Branch of MIIT for the operation of BBS services on jyimg.cn and intends to update the approval to include the Xique.com website.

Regulation on Advertising Business

        The State Administration for Industry and Commerce, or the SAIC, is the government agency responsible for regulating advertising activities in the PRC. Regulations governing advertising business mainly include:

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  Advertisement Law promulgated by the Standing Committee of the National People's Congress on October 27, 1994 and went into effect on February 1, 1995;

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  Administrative Regulations for Advertising promulgated by the State Council on October 26, 1987 and went into effect on December 1, 1987; and

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  Implementation Rules for the Administrative Regulations for Advertising promulgated by the State Council on January 9, 1988, and amended on December 3, 1998, December 1, 2000 and November 30, 2004, respectively.

        According to the above regulations, companies that engage in advertising activities must obtain from SAIC or its local branches a business license which specifically includes operating an advertising business within its business scope. An enterprise engaging in advertising business as specified in its business scope does not need to apply for an advertising operation license, provided that such enterprise is not a radio station, television station, newspaper or magazine publisher or any other entity as specified in laws or administrative regulations. Enterprises conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. PRC advertising laws and regulations set forth certain content requirements for advertisements in the PRC including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, SAIC or its local branches may revoke violators' licenses or permits for their advertising business operations.

Regulation on Information Security and Censorship

        Several legislations have been enacted to regulate the information security and censorship conducts in relation to the internet sector. These legislations specifically prohibit the use of Internet infrastructure where it may breach public security, provide content harmful to the stability of society or disclose state secrets. According to these legislations, it is mandatory for Internet companies in the PRC to complete security filing procedures and regularly update information security and censorship systems for their websites with the local public security bureau. In addition, the newly amended Law on Preservation of State Secrets which became effective on October 1, 2010 provides that whenever an Internet service provider detects any leakage of state secrets in the distribution of online information, it should stop the distribution of such information and report to the authorities of state security and public security. As per request of the authorities of state security, public security or state secrecy, the Internet service provider should delete any contents on its website that may lead to disclosure of state secrets. Failure to do so on a timely and adequate basis may subject the Internet service provider to liability and certain penalties given by the State Security Bureau, the Ministry of Public Security and/or MIIT or their respective local counterparts.

        As Shanghai Huaqianshu, Beijing Huaqianshu and Xique are ICP operators, they are subject to the laws and regulations relating to information security and censorship. We are in the process of completing the mandatory security filing procedures with the local public security authorities, and intend to regularly update our information security and content-filtering systems with newly issued content restrictions as required by the relevant laws and regulations.

Regulation on Intellectual Property Rights

Copyright Law

        Under the Copyright Law (1990), as revised in 2001 and 2010, and its related Implementing Regulations (2002), creators of protected works enjoy personal and property rights, including, among others, the right of dissemination via information network of the works. The term of a copyright, other than the rights of authorship, alteration and integrity of an author which is unlimited in time, is life plus 50 years for individual authors and 50 years for corporations.

        To address copyright issues relating to the Internet, several regulations, rules and interpretations were adopted by the PRC government and the PRC Supreme People's Court. Pursuant to these regulations, rules and interpretations, Internet service providers are required to bear joint liability with the infringer if they participate, assist or abet in infringing activities committed by any other person through Internet, are aware of the infringing activities committed by their website users through Internet or fail to remove infringing content or take other action to eliminate infringing consequences after receiving warning with evidence of such infringing activities from the copyright holder. In addition, where an ICP service operator is clearly aware of the infringement of certain content against other's copyright through the Internet or if the ICP service operator is aware of such infringement but fails to take measures to remove relevant contents upon receipt of the copyright owner's notice, and as a result damages public interests, the ICP service operator could be subject to an order to stop the tortious act and other administrative penalties such as confiscation of illegal income and fines. Where there is no evidence to indicate that an ICP service operator is clearly aware of the facts of tort, or the ICP service operator has taken measures to remove relevant contents upon receipt of the copyright owner's notice, the ICP service provider is not required to bear the relevant administrative legal liabilities. Furthermore, an ICP service provider may be exempted from indemnification liabilities under certain circumstances. For instance, any ICP service provider, who provides automatic Internet access service upon instructions of its users or provides automatic transmission service of works, performance and audio-visual products provided by its users, will not be required to assume the indemnification liabilities if (i) it has not chosen or altered the transmitted works, performance and audio-visual products; and (ii) it provides such works, performance and audio-visual products to the designated user and prevents any person other than such designated user from obtaining the access.

Trademark Law

        Registered trademarks are protected under the Trademark Law adopted in 1982 and amended in 1993 and 2001. The PRC Trademark Office of SAIC is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a "first-to-file" principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark should not prejudice the existing right of others obtained by priority, nor should any person register in advance a trademark that has already been used by another person and has already gained "sufficient degree of reputation" through that person's use. After receiving an application, the PRC Trademark Office will make a public announcement if the relevant trademark passes the preliminary examination. Within three months after such public announcement, any person may file an opposition against a trademark that has passed a preliminary examination. The PRC Trademark Office's decisions on rejection, opposition or cancellation of an application may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no opposition is filed within three months after the public announcement period or if the opposition has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, upon which the trademark is registered and will be effective for a renewable ten-year period, unless otherwise revoked.

Regulation on Domain name

        The domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by MII on November 5, 2004 and effective on December 20, 2004. MIIT is the regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which China Internet Network Information Center, or CNNIC, is responsible for the daily administration of CN domain names and Chinese domain names. CNNIC promulgated the Implementation Rules of Registration of Domain Name, or the CNNIC Rules, which took effect on December 1, 2002. Pursuant to the Administrative Measures on the Internet Domain Names and the CNNIC Rules, the registration of domain names adopts the "first to file" principle and the registrant shall complete the registration via the domain name registration service institutions. In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the CNNIC Measures on Resolution of the Domain Name Disputes, file a suit to the People's Court or initiate an arbitration procedure.

The Labor Law and the Labor Contract Law

        Pursuant to the Labor Law of the PRC effective on January 1, 1995, the Labor Contract Law of the PRC promulgated by the Standing Committee of National People's Congress on June 29, 2007 and becoming effective on January 1, 2008, and the Implementing Regulations of the PRC Labor Contract Law promulgated by the State Council and becoming effective on September 3, 2008, an employment relationship is established from the date when an employee commences working for an employer and a written employment contract shall be entered into on this same day. If an employment relationship has already been established with an employee but no written employment contract has been entered into simultaneously, a written employment contract shall be entered into within one month from the date on which the employee commences work. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, it shall pay the employee twice his/her salary for each month of the eleven months' period and rectify the situation by subsequently entering into a written employment contract with the employee.

Regulation on Foreign Exchange Control and Administration

        Foreign exchange regulation in the PRC is primarily governed by the following regulations:

  •
  Foreign Exchange Administration Rules, or the Exchange Rules, promulgated by the State Council on January 29, 1996, which was amended on January 14, 1997 and on August 5, 2008; and

  •
  Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, or the Administration Rules, promulgated by the People's Bank of The PRC on June 20, 1996.

        Under the Exchange Rules, for capital account items, such as direct investments, loans, security investments and the repatriation of investment returns, the conversion of foreign currency is still subject to the approval of, or registration with, SAFE or its competent local branches; while for the foreign currency payments for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, the SAFE approval is not necessary for the conversion of Renminbi except as otherwise explicitly provided by laws and regulations. Under the Administration Rules, enterprises may only buy, sell or remit foreign currencies at banks that are authorized to conduct foreign exchange business after the enterprise provides valid commercial documents and relevant supporting documents and, in the case of certain capital account transactions, after obtaining approval from SAFE or its competent local branches. Capital investments by enterprises outside of the PRC are also subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the National Development and Reform Commission, or their respective competent local branches. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies.

        On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular No. 142. Pursuant to Circular No. 142, the Renminbi capital from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the applicable government authority, and unless otherwise stipulated by law or regulation, such Renminbi capital may not be used for domestic equity investment. Documents certifying the purposes of the settlement of foreign currency capital into Renminbi, including a business contract, must also be submitted for the settlement of the foreign currency. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without the SAFE's approval, and such Renminbi capital may not be used to repay Renminbi loans if such loans have not been used. Violations of the Circular No. 142 could result in severe monetary fines or penalties.

Regulation on Foreign Exchange Registration of Offshore Investment by PRC Residents

        On October 21, 2005, SAFE issued the Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, or Circular No. 75, which went into effect on November 1, 2005. Circular No. 75 and related rules provide that if PRC residents establish or acquire direct or indirect interest of offshore special purpose companies, or offshore SPVs, for the purpose of financing these offshore SPVs with assets of, or equity interests in, an enterprise in the PRC, or inject assets or equity interests of PRC entities into offshore SPVs, they must register with local SAFE branches with respect to their investments in offshore SPVs. Circular No. 75 also requires PRC residents to file changes to their registration if their offshore SPVs undergo material events such as capital increase or decrease, share transfer or exchange, merger or division, long-term equity or debt investments, and provision of guaranty to a foreign party. SAFE subsequently issued relevant guidance to its local branches with respect to the operational process for the SAFE registration under Circular No. 75, which standardized more specific and stringent supervision on the registration relating to Circular No. 75 and imposed obligations on onshore subsidiaries of offshore SPVs to coordinate with and supervise PRC residents holding direct or indirect interest in offshore SPVs to complete the SAFE registration process. Under the relevant SAFE rules, failure to comply with the registration procedures set forth in Circular No. 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore companies of offshore SPVs, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from such offshore entity, and may also subject relevant PRC residents and onshore company to penalties under PRC foreign exchange administration regulations. We have requested PRC residents holding direct or indirect interest in our company to our knowledge to make the necessary applications, filings and amendments as required under SAFE Circular No. 75 and other related rules. Ms. Haiyan Gong, Mr. Yongqiang Qian and Mr. Xu Liu have registered with the local SAFE branch as required under the SAFE Circular No. 75 and are currently handling the amendment registration in relation to our Reorganization and their ownership changes pursuant to the SAFE Circular No. 75, and Mr. Fuping Yu, Mr. Cheng Li and Mr. Qingjun Zhu are currently handling the registration in relation to our Reorganization in accordance with SAFE Circular No. 75. We cannot assure you, however, that such amendment registration and registration will be duly completed with the local SAFE branch. See "Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore SPVs by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us or may otherwise adversely affect us."

Regulation on Employee Share Options

        On December 25, 2006, the People's Bank of China promulgated the Administrative Measures for Individual Foreign Exchange. On January 5, 2007, SAFE issued the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rule, which, among other things, specifies approval requirements for a PRC citizen's participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On March 28, 2007, SAFE issued the Processing Guidance on Foreign Exchange Administration of Domestic Individuals Participating in the Employee Stock Ownership Plans or Stock Option Plans of Overseas-Listed Companies, or the Stock Option Rule. According to the Stock Option Rule, if a PRC domestic individual participates in any employee stock ownership plan or stock option plan of an overseas listed company, a qualified PRC domestic agent or the PRC subsidiaries of such overseas listed company shall, among other things, file, on behalf of such individual, an application with SAFE to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock purchase or stock option exercise as PRC domestic individuals may not directly use overseas funds to purchase stocks or exercise stock options. Such PRC individuals' foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC subsidiaries of the overseas listed company or the PRC agent before distribution to such individuals.

        Our PRC citizen employees, who have been granted share options, or PRC optionees, will be subject to the Stock Option Rule when our company becomes an overseas listed company upon the completion of this offering. However, we cannot assure you that each of the above optionees will fully comply with the Individual Foreign Exchange Rule and Stock Option Rule. See "Risk Factors—Risks Relating to Doing Business in China—Failure to comply with PRC regulations regarding the registration of share options held by our employees who are PRC citizens may subject such employee or us to fines and legal or administrative sanctions."

Regulation on Overseas Listings

        On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, SAIC, CSRC and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules purport, among other things, to require that offshore special purpose vehicles, or SPVs, that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. While the application of the M&A Rules remains unclear, our PRC legal counsel has advised us that based on its understanding of the current PRC laws, rules and regulations and the M&A Rules, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our ADSs on Nasdaq Global Market given that (i) we established our PRC subsidiaries by means of direct investment other than by merger or acquisition of any equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules, and (ii) no provisions in the M&A Rules clearly classify our contractual arrangements with our PRC operating companies as the acquisition subject to the M&A Rules. See "Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under PRC regulations and, if required, we cannot assure you that we will be able to obtain such approval. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions."

MANAGEMENT

Directors and Executive Officers

        The following table sets forth certain information relating to our directors and executive officers as of the date of this prospectus. The business address of all of our directors and executive officers is Room 1005, Changxin Building, No. 39 Anding Road, Chaoyang District, Beijing, People's Republic of China.

Name	Age	Position
Yongqiang Qian	38	Director, Chairman of the Board
Haiyan Gong	35	Director, Chief Executive Officer
JP Gan	39	Director
Jianzhang Liang	41	Independent Director
Zhiwu Chen	48	Independent Director
Qingyuan Fang	46	Chief Operating Officer
Shang-Hsiu Koo	30	Chief Financial Officer
Hui Song	31	Vice President of Finance and Accounting
Bin Xiao	31	Chief Technology Officer

        Yongqiang Qian has been the chairman of our board of directors since 2007. Prior to joining our board, Mr. Qian was a board member and vice president of New Oriental Education & Technology Group, a U.S. publicly-listed company, which he co-founded in November 1993, and served as a vice principal of Beijing New Oriental School and chief executive officer of New Oriental Online from 1993 to 2006. Mr. Qian was the chairman of the board of Beijing Liandong Weiye Technology Development Co., Ltd. Mr. Qian was a founder of New Oriental Online and established New Oriental Online's distance education service and online book store in June 2000. Mr. Qian received an MBA degree from the School of Management of Yale University in 2000 and graduated from North China University of Technology in 1994.

        Haiyan Gong is our founder and has been our chief executive officer since 2004. Ms. Gong founded our company from her Fudan University dormitory room in 2003 and has led us to build the largest online dating platform in China. Her alias, " " (Xiao Long Nv), is well-recognized among users of online dating services in China. Ms. Gong has been described by various media outlets, including China Central Television, as the most famous online matchmakers in China. In addition, Ms. Gong received the China Entrepreneur Top Businesswoman Award (2011) the iResearch New Economy Best CEO Award (2007) in 2007. Ms. Gong also met her husband through our website. Ms. Gong received a master's degree in communications from Fudan University in 2004 and received a bachelor's degree from Peking University in 2002.

        JP Gan has served as a director of our company since 2007. Mr. Gan is a managing director and has served as a member of the investment committee of Qiming Venture Partners, a private equity firm affiliated with Qiming Funds, since 2007. From 2005 to 2006, Mr. Gan was the chief financial officer of KongZhong Corporation, a U.S. publicly–listed company. Prior to joining KongZhong Corporation, Mr. Gan was a director of the Carlyle Group responsible for venture capital investments in the Greater China region from 2000 to 2005. Mr. Gan worked in the investment banking division of Merrill Lynch in Hong Kong from 1999 to 2000 and worked at PricewaterhouseCoopers LLP in the United States from 1994 to 1997. Mr. Gan is also an independent director of Ctrip.com International Limited and Cogo Group, Inc., both of which are U.S. publicly-listed companies, and the director of several private companies. He obtained an MBA degree from the University of Chicago Booth School of Business in 1999 and a bachelor of business administration from the University of Iowa in 1994. He is a Certified Public Accountant in the United States.

        Jianzhang Liang will serve as our independent director immediately upon the completion of this offering. Mr. Liang is one of the co-founders of Ctrip.com International, Ltd., or Ctrip.com. Mr. Liang served as the chief executive officer of Ctrip.com from 2000 to January 2006 and is currently the chairman of the board of directors of Ctrip.com. Prior to Ctrip.com, Mr. Liang held a number of positions with Oracle Corporation from 1991 to 1999 in the United States and China, including head of the enterprise resource planning consulting division of Oracle China from 1997 to 1999. Mr. Liang also currently serves as a member of the board of directors of Home Inns & Hotels Management Inc. Mr. Liang received his master's and bachelor's degrees from Georgia Institute of Technology in 1989. He also attended an undergraduate program at Fudan University.

        Zhiwu Chen will serve as our independent director immediately upon the completion of this offering. Mr. Chen has been a professor of finance at Yale University since July 1999. Mr. Chen has served as an independent director and member of the risk control committee of the Bank of Communications since November 2010. Mr. Chen has also served as an independent director and a member of the compensation committee of Lord Abbett China Asset Management Co., Ltd. since August 2006. Mr. Chen was a partner at Zebra Capital Management LLC from April 2001 to January 2011. Mr. Chen received his doctorate degree from Yale University in 1990. He received his master's degree from China's National Security Technology University in 1986 and bachelor's degree from China's Central South Industry University in 1983.

        Qingyuan Fang has been our chief operating officer since 2010. Prior to joining us, Mr. Fang was the vice president of ChinaHR.com, an online recruitment company in China. Prior to joining ChinaHR.com, Mr. Fang was a vice president of KongZhong Corporation from April 2006 to January 2007. Prior to joining KongZhong Corporation, Mr. Fang was a marketing director of Motorola Electronics (China) Co., Ltd. Mr. Fang received a bachelor's degree in medicine from Fudan University in 1987 and an EMBA degree from the China European International Business School in 2003.

        Shang-Hsiu Koo has been our chief financial officer since December 2010. Prior to joining us, Mr. Koo was an equity research analyst at Piper Jaffray from June 2010 to December 2010 and a vice president at CapitalVue from December 2008 to June 2010. Prior to joining CapitalVue, Mr. Koo was a China online game and Internet media analyst at Oppenheimer & Co. from February 2008 to December 2008. Mr. Koo was at Pacific Epoch from June 2004 to December 2007 where he was a partner from 2005 to 2006. Mr. Koo received a master's degree in economics from Boston University in 2004 and bachelor's degrees in electrical engineering and economics from University of Illinois at Urbana-Champaign in 2003.

        Hui Song joined us as our financial controller in July 2010 and became our vice president of finance and accounting in January 2011. Prior to joining us, Mr. Song was an auditor at KPMG from August 2001 to June 2010, serving as an audit manager from 2007 to 2010. Mr. Song received his bachelor's degree in accounting from Capital University of Economics and Business in 2001. He is a member of the Chinese Institute of Certified Public Accountants and a member of the Certified Internal Auditors.

        Bin Xiao joined us in December 2010 and became our chief technology officer in March 2011. Prior to joining us, Mr. Xiao served in a number of management positions at TOM Online Inc. from 2004 to 2010, including deputy general manager, technology director and senior manager. Mr. Xiao received his master's degree from Beijing University of Posts and Telecommunications in 2004 and bachelor's degree from China's Central South University in 2001.

Board of Directors

        We are managed by our board of directors. Our second amended and restated articles of association provides that there should be a board of directors consisting of not more than ten directors. Currently we intend to have six directors. A director may be removed by special resolution of the shareholders. There are no membership share ownership qualifications for directors unless and until fixed by us in a general meeting. The compensation committee of our board will determine the remuneration to be paid to the directors.

        Any director may at any time summon a meeting of the directors.

        A meeting of our board of directors shall be competent to make lawful and binding decisions if a majority of the directors then in office are present or represented. At any meeting of our directors, each director, be it by such director's presence or by such director's alternate, is entitled to one vote.

Duties of Directors

        Under Cayman Islands law, our directors have a common law duty of loyalty to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our second amended and restated memorandum and articles of association. Our second amended and restated memorandum and articles of association provides that a director may vote with respect to any contract or transaction in which he or she is interested, whether directly or indirectly interested, provided that the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction and that a general notice given to our board of directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed to be sufficient declaration of interest by that director. We have the right to seek damages if a duty owed by our directors is breached.

        The functions and powers of our board of directors include, among others:

  •
  convening shareholders' meetings and reporting its work to shareholders at such meetings;

  •
  implementing shareholders' resolutions;

  •
  determining our business plans and investment proposals;

  •
  formulating our profit distribution plans and loss recovery plans;

  •
  determining our debt and finance policies and proposals for the increase or decrease in our registered capital and the issuance of debentures;

  •
  formulating our major acquisition and disposition plans, and plans for merger, division or dissolution;

  •
  proposing amendments to our second amended and restated memorandum and articles of association; and

  •
  exercising any other powers conferred by the shareholders' meetings or under our second amended and restated memorandum and articles of association.

Terms of Directors and Executive Officers

        Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

        There is no shareholding qualification for directors.

Board Practices

Board Committees

        Our board of directors has established an audit committee and a compensation committee.

        Audit Committee.    Our audit committee will initially consist of Messrs. Jianzhang Liang, Zhiwu Chen and JP Gan. Our board of directors has determined that Messrs. Jianzhang Liang and Zhiwu Chen satisfy the "independence" requirements of Rule 5605 of the Nasdaq Listing Rules and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Securities Exchange Act of 1934, or the Exchange Act. In addition, our board of directors has determined that Mr. Zhiwu Chen qualifies as an audit committee financial expert under the applicable SEC rules and as a financially sophisticated audit committee member under Rule 5605(c)(2)(A) of the Nasdaq Listing Rules.

        Our audit committee will be responsible for, among other things:

  •
  appointing independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

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  reviewing with the independent auditors any audit problems or difficulties and management's response;

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  reviewing and approving all proposed related-party transactions;

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  discussing the annual audited financial statements with management and the independent auditors, major issues regarding accounting principles and financial statement presentations;

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  reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

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  discussing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

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  reviewing with management and the independent auditors the effect of regulatory and accounting initiatives and actions; and

  •
  such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

        Compensation Committee.    Our compensation committee will initially consist of Messrs. Jiauzhang Liang, Zhiwu Chen and JP Gan. Messrs. Jianzhang Liang and Zhiwu Chen satisfy the "independence" requirements of Rule 5605 of the Nasdaq Listing Rules. Our compensation committee will assist the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers.

        Our compensation committee will be responsible for:

  •
  reviewing and approving recommendations to our board of directors for approving the compensation for our executives;

  •
  determining and reviewing bonuses for our officers and other employees;

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  determining and reviewing stock-based compensation for our directors, officers, employees and consultants;

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  reviewing and recommending to our board of directors compensation of our non-employee directors;

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  administering our equity incentive plans in accordance with the terms thereof; and

  •
  such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee will initially consist of Messrs. Jianzhang Liang, Zhiwu Chen and JP Gan. Messrs. Jianzhang Liang and Zhiwu Chen satisfy the "independence" requirements of Rule 5605 of the Nasdaq Listing Rules. The nominating and corporate governance committee will assist our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees.

        The nominating and corporate governance committee will be responsible for, among other things:

  •
  selecting and recommending the board nominees for election by the shareholders or appointment by our board of directors;

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  reviewing annually with our board of directors its current composition in light of the characteristics of independence, knowledge, skills, experience and diversity;

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  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

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  advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken.

Compensation of Directors and Executive Officers

        The aggregate cash compensation paid to our directors and executive officers was RMB1.6 million (US$0.2 million) in 2010, and options to acquire an aggregate of 1.77 million ordinary shares were granted to our directors and executive officers. For share-based compensation of directors and executive officers, see "Management—Equity Compensation Plan." No pension, retirement or similar benefits has been set aside or accrued for our executive officers or directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

        Our PRC companies are required under PRC law to make contributions equal to a certain percentage of each employee's salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefit.

Equity Compensation Plan

        In April 2007, our board of directors and our shareholders adopted an equity compensation plan, or our Original 2007 Plan, to attract, motivate, reward and retain selected employees, consultants and other eligible persons, and hence to drive the success of our business. We amended our Original 2007 Plan in December 2010 to increase the total number of ordinary shares reserved under our 2007 Plan from 2,960,606 ordinary shares to 5,233,920 ordinary shares. We further amended our Original 2007 Plan in March 2011 and renamed it as 2007 Share Incentive Plan, or our 2007 Plan.

        Plan Administration.    Our board of directors or one or more committees appointed by our board administers our 2007 Plan. The plan sets forth the provisions and the terms and conditions of our awards.

        Types of Awards.    Our 2007 Plan describes the principal features of the following awards that may be granted under our 2007 Plan.

  •
  Options.  Options provide for the right to purchase our ordinary shares at a specified exercise price subject to vesting.

  •
  Share Appreciation Rights.  A share appreciation right is a right to receive a payment, in cash or ordinary shares, equal to the excess of the fair market value of a specified number of our ordinary shares on the date the share appreciation right is exercised over the base price as set forth in the award document.

        The plan administrator may determine to grant other types of awards, including share bonuses, restricted shares, performance shares, share units, phantom shares and dividend equivalents.

        Eligibility.    We may grant awards to our employees, directors, consultants and advisers or those of any of our subsidiaries and affiliates or any other person that the plan administrator determines to be eligible.

        Term of the Awards.    The term of each option grant shall be stated in the award agreement, provided that the term shall not exceed ten years from the date of the grant. The maximum term of a share appreciation right is ten years.

        Vesting Schedule.    In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

        Transfer Restrictions.    Awards granted under our 2007 Plan may not be transferred in any manner by the award holder other than according to law and by the award agreement and may be exercised only by the award holder unless otherwise permitted by the committee administering our equity compensation plan.

        Award Agreement.    Awards granted under our 2007 Plan are evidenced by an award agreement that sets forth the terms and conditions applicable to each of these awards, as determined by our board or the committee administering our equity compensation plan in its sole discretion.

        Termination.    Without further action by our board of directors, our 2007 Plan will terminate in January 2021. Our board of directors may amend, suspend, or terminate our 2007 Plan at any time; provided, however, that our board of directors must first seek the approval of the participants of our 2007 Plan if such amendment, suspension or termination would adversely affect the rights of participants.

        The table below sets forth the option grants made to our directors and executive officers pursuant to the 2007 Plan as of December 31, 2010.

Name	Number of Ordinary Shares to be Issued Upon Exercise of Options	Exercise Price per Ordinary Share (in US$)	Date of Grant	Date of Expiration
Yongqiang Qian	50,000	0.30	June 6, 2007	June 5, 2013
	200,000	1.045	February 1, 2009	January 31, 2015
Haiyan Gong	50,000	0.30	June 6, 2007	June 5, 2013
JP Gan	50,000	0.30	June 6, 2007	June 5, 2013
Qingyuan Fang	1,000,000	1.045	October 12, 2009	October 11, 2015
Shang-Hsiu Koo	250,000	5.00	December 8, 2010	December 7, 2016
Hui Song	70,000	1.2563	July 1, 2010	June 30, 2016
Bin Xiao	100,000	5.00	December 8, 2010	December 7, 2016
Other employees and non-employees	1,451,800	0.30-5.00	June 6, 2007- December 15, 2010	June 5, 2013- December 14, 2016

        From January 1, 2011 to April 27, 2011, we granted share options to certain employees to purchase up to 213,000 ordinary shares pursuant to the 2007 Plan.

Employment Agreements

        We have entered into employment agreements with each of our executive officers. We may terminate an executive officer's employment for cause at any time for certain acts of the officer, including, but not limited to, material violation of our policies, failure to perform agreed duties or embezzlement that cause material damage to us, or a conviction of a crime. We can also terminate, with 30-day notice or with payment equivalent to a month's salary, under certain circumstances. An executive officer may terminate his or her employment at any time by 30-day prior written notice.

Confidentiality and Non-Competition Agreement

        In January 2011, we entered into confidentiality and non-competition agreements with 11 of our key employees and executive officers. Under these agreements, key employees and executive officers have agreed not to engage or participate in any business activities that compete with us for two years after the termination of his/her employment. They have further agreed not to solicit any of our employees or customers, not to use or disseminate any confidential information concerning us and to assign to us the intellectual property rights in work generated by them as a result of performing their duties or using our resources during their employment with us.

PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Exchange Act, of our ordinary shares as of the date of this prospectus assuming conversion of all of our outstanding Series A preferred shares, or preferred shares, into ordinary shares, as adjusted to reflect the sale of the ADSs offered in this offering by:

  •
  our directors and executive officers as a group;

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  each person known to us to own beneficially more than 5% of our ordinary shares; and

  •
  each selling shareholder;

and further assuming that the underwriters do not exercise their over-allotment option.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Being Sold in This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number(1)	Percent(1)	Number(1)	Percent(1)	Number(1)(2)	Percent(1)(2)
Directors and Executive Officers:
Yongqiang Qian(3)	11,482,560	31.03%	600,000	1.27%	10,882,560	23.13%
Haiyan Gong(4)	9,515,198	25.79%	—	—%	9,515,198	20.27%
JP Gan(5)	7,833,200	21.23%	—	—%	7,833,200	16.69%
Jianzhang Liang(6)	400,000	1.09%	—	—%	400,000	0.85%
Zhiwu Chen	—	—%	—	—%	—	—%
Qingyuan Fang(7)	437,500	1.17%	—	—%	437,500	0.92%
Shang-Hsiu Koo	—	—%	—	—%	—	—%
Hui Song(8)	*	* %	—	—%	*	* %
Bin Xiao	—	—%	—	—%	—	—%
Directors and Executive Officers Combined	29,285,958	77.98%	600,000	1.26%	28,685,958	60.26%
Principal and Selling Shareholders:
Fame Gain Investments Limited(9)	11,482,560	31.03%	600,000	1.27%	10,882,560	23.13%
Aprilsky Ltd.(10)	9,515,198	25.79%	—	—%	9,515,198	20.27%
Funds affiliated with Qiming Venture Partners, L.P.(11)	7,828,200	21.22%	—	—%	7,828,200	16.68%
Funds affiliated with Ignition Venture Partners III, L.P.(12)	869,800	2.36%	—	—%	869,800	1.85%
Shine & Prosper Holdings Limited(13)	800,000	2.17%	—	—%	800,000	1.70%

*
Beneficially owns less than 1% of our ordinary shares.

(1)
The number of ordinary shares beneficially owned by each of the listed persons includes ordinary shares that such person has the right to acquire within 60 days after the date of this prospectus. Percentage of beneficial ownership for each of the persons listed above is determined by dividing (i) the number of ordinary shares beneficially owned by such person by (ii) the total number of ordinary shares outstanding, plus the number of ordinary shares all persons have the right to acquire within 60 days after the date of this prospectus. The total number of ordinary shares outstanding immediately prior to this offering is 36,839,394, assuming conversion of all preferred shares into ordinary shares at a rate of 1:1 ordinary share for each preferred share. The total number of ordinary shares outstanding after completion of this offering will be 46,889,394 assuming the underwriters do not exercise their over-allotment option and also includes the number of ordinary share into which preferred shares are convertible calculated at a rate of one ordinary share for each preferred share.

(2)
If the underwriters exercise their over-allotment option in full, Fame Gain and Shine & Prosper Holdings Limited, or Shine & Prosper, will each sell an additional 1,197,000 and 400,500 ordinary shares represented by ADSs, respectively, in this offering, and they will beneficially own 9,685,560, or 20.58%, and 399,500, or 0.85%, of our outstanding ordinary shares, respectively, after this offering. If the underwriters exercise their over-allotment option in part, each of the selling shareholders will sell the over-allotment shares on a pro rata basis.

(3)
Includes (i) 9,406,727 ordinary shares held by Fame Gain Investments Limited, a limited liability company organized under the laws of the British Virgin Islands, or Fame Gain, (ii) 1,913,333 ordinary shares issuable upon conversion of 1,913,333

  Series A preferred shares held by Fame Gain, and (iii) 162,500 ordinary shares underlying share options held by Mr. Qian which are currently exercisable or exercisable within 60 days of the date of this prospectus. Fame Gain Investments Limited is 100% owned by Mr. Qian. The registered address for Fame Gain Investments Limited is P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands. The business address of Mr. Qian is Room 1005, Changxin Building, No. 39 Anding Road, Chaoyang District, Beijing, the People's Republic of China.

(4)
Includes (i) 9,465,198 ordinary shares held by Aprilsky Ltd., which includes the 398,000 ordinary shares underlying the option granted to Qingyuan Fang pursuant to that certain option agreement entered into by Haiyan Gong and Qingyuan Fang in December 2009, as amended in January 2011, or the personal option grant, and (ii) 50,000 ordinary shares underlying share options held by Aprilsky Ltd. which are currently exercisable or exercisable within 60 days of the date of this prospectus. Aprilsky Ltd. is 100% owned by Ms. Gong. Aprilsky Ltd's registered address is Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands. The business address for Ms. Gong is Room 1005, Changxin Building, No. 39 Anding Road, Chaoyang District, Beijing, the People's Republic of China.

(5)
Includes (i) 5,089,911 ordinary shares issuable upon conversion of 5,089,911 Series A preferred shares and 2,578,616 ordinary shares held by Qiming Venture Partners, L.P., (ii) 76,089 ordinary shares issuable upon conversion of 76,089 Series A preferred shares and 38,584 ordinary shares held by Qiming Managing Directors Fund, L.P. and (iii) 50,000 ordinary shares underlying share options held by Mr. Gan which are currently exercisable or exercisable within 60 days of the date of this prospectus. The general partner of Qiming Venture Partners, L.P. is Qiming GP, L.P., a Cayman Islands exempted limited partnership. The general partner of both Qiming Managing Directors Fund, L.P. and Qiming GP, L.P. is Qiming Corporate GP, Ltd., a Cayman Islands limited company. See also note (9) to this table below. Mr. Gan is a managing director of and participates on the investment committee of Qiming Corporate GP, Ltd. Mr. Gan disclaims beneficial ownership of the ordinary shares and preferred shares owned by Qiming Venture Partners, L.P. and Qiming Managing Directors Fund, L.P. and the ordinary shares issued on the conversion of the preferred shares and the ordinary shares underlying the share options. The business address for Mr. Gan is 11400 SE Sixth Street, Suite 100 Bellevue, Washington 98004, USA.

(6)
Represents 400,000 ordinary shares held by Smart Charm Limited, or Smart Charm, a limited liability company organized under the laws of the British Virgin Islands. Smart Charm is 100% owned by Ms. Chung Lau, Mr. Liang's spouse. The registered address for Smart Charm is 2nd Floor, Abbott Building, Road Town, Tortola, British Virgin Islands and the present correspondence address of the Company in Hong Kong is situated at Room 707, 7th Floor, Tower II, Admiralty Centre, 18 Harcourt Road, Hong Kong. The business address for Mr. Liang is No. 99 Fuquan Road, Changning District, Shanghai, the People's Republic of China.

(7)
Represents 437,500 ordinary shares underlying share options held by Daoyi Investments Limited which are currently exercisable or exercisable within 60 days of the date of this prospectus, but does not include the 398,000 ordinary shares underlying the personal option grant because the first tranche of the personal option grant becomes exercisable in December 2011. The registered address for Daoyi Investments Limited is Drake Chambers P.O. Box 4301, Road Town, Tortola, British Virgin Islands. The business address for Mr. Fang is Room 1005, Changxin Building, No. 39 Anding Road, Chaoyang District, Beijing, the People's Republic of China. Daoyi Investments Limited is 100% owned by Mr. Fang.

(8)
Represents 17,500 ordinary shares underlying share options held by Great Select, Investments Limited, or Great Select which are currently exercisable or exercisable within 60 days of the date of this prospectus. Great Select is 100% owned by Mr. Lin Cong. The registered address for Great Select is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Mr. Song has 100% voting and investment power over the shares and options held by Great Select pursuant to a declaration of trust made by Mr. Lin Cong. The business address for Mr. Song is Room 1005, Changxin Building, No. 39 Anding Road, Chaoyang District, Beijing, the People's Republic of China.

(9)
See note (3).

(10)
See note (4).

(11)
Includes (i) 5,089,911 ordinary shares issuable upon conversion of 5,089,911 Series A preferred shares and 2,578,616 ordinary shares held by Qiming Venture Partners, L.P., (ii) 76,089 ordinary shares issuable upon conversion of 76,089 Series A preferred shares and 38,584 ordinary shares held by Qiming Managing Directors Fund, L.P. and (iii) 45,000 ordinary shares underlying share options held by JP Gan which are currently exercisable or exercisable within 60 days of the date of this prospectus. Qiming Venture Partners, L.P. and Qiming Managing Directors Fund, L.P. are collectively referred to as the Qiming Funds. The general partner of Qiming Venture Partners, L.P. is Qiming GP, L.P., a Cayman Islands exempted limited partnership. The general partner of both Qiming Managing Directors Fund, L.P. and Qiming GP, L.P. is Qiming Corporate GP, Ltd., a Cayman Islands limited company. Voting and investment power of the shares held by the Qiming Funds is exercised by the investment committee of Qiming Corporate GP, Ltd., which consists of Duane Kuang, Gary Rieschel, JP Gan and Robert Headley, each of whom disclaims beneficial ownership of the ordinary shares and preferred shares owned by the Qiming Funds and the ordinary shares issued on the conversion of such preferred shares.

  The registered address of the Qiming Funds, Qiming GP, L.P. and Qiming Corporate GP, Ltd. is M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(12)
Includes (i) 557,698 ordinary shares issuable upon conversion of 557,698 Series A preferred shares and 282,573 ordinary shares held by Ignition Venture Partners III, L.P., (ii) 16,302 Series A preferred shares and 8,227 ordinary shares held by Ignition Managing Directors Fund, III, LLC and (iii) 5,000 ordinary shares underlying share options held by JP Gan which are currently exercisable or exercisable within 60 days of the date of this prospectus. Ignition Venture Partners III, L.P. is a limited partnership registered in the State of Delaware. Ignition GP III, LLC, a Delaware limited liability company possesses all voting and dispositive power with respect to shares held by Ignition Venture Partners III, L.P. Ignition Managing Directors Fund III, LLC is a limited liability company registered in the State of Delaware. A board of ten managing directors controls all voting and dispositive power with respect to Ignition GP III, LLC and Ignition Managing Directors Fund III, LLC, including with respect to shares held by Ignition Venture Partners III, L.P. and Ignition Managing Directors Fund III, LLC. The board is comprised of Jon Anderson, John Connors, Robert Headley, Steve Hooper, John Ludwig, Cameron Myhrvold, Jonathan Roberts, Brad Silverberg, Rich Tong and John Zagula. Each of the members of the board disclaims any beneficial ownership of such shares held by Ignition Venture Partners III, L.P. The business address for Ignition Venture Partners III, L.P., Ignition Managing Directors Fund, III, LLC and Ignition GP III, LLC is 11400 SE 6th Street, Suite 100, Bellevue, Washington 98004.

(13)
Includes (i) 750,000 ordinary shares held by Shine & Prosper and (ii) 50,000 ordinary shares underlying share options held by Mr. Xu Liu which are currently exercisable or exercisable within 60 days of the date of this prospectus. Shine & Prosper Holdings Limited is 100% owned by Mr. Liu. The registered address for Shine & Prosper Holdings Limited is P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands. The business address for Mr. Liu is Room 1501, Unit 1, No. 213 Building, 86 Beiyuan Road, Chaoyang District, Beijing, the People's Republic of China.

        As of the date of this prospectus, a total of 574,000 Series A preferred shares and 290,800 ordinary shares are held of record by two shareholders in the United States, representing approximately 1.5% and 0.8%, respectively, of our total outstanding shares on an as-converted basis. Immediately prior to this offering, under the terms of our preferred shares, all of our outstanding preferred shares will automatically convert into ordinary shares.

        None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders after the completion of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

 RELATED PARTY TRANSACTIONS

Transactions Related to Our Corporate Structure

        See "Our History and Corporate Structure—Contractual Arrangements with Shanghai Huaqianshu, Beijing Huaqianshu, Xique and Their Respective Shareholders and Jiayuan Shanghai Center."

Shareholders' Agreement

        In connection with our Series A financing transaction in April 2007, Harper, its shareholders and preferred shareholders entered into a shareholders' agreement dated as of May 14, 2007. As a result of the Share Swap in January 2011, the shareholders' agreement was terminated, and a new shareholders' agreement dated as of January 26, 2011, or Shareholders' Agreement, was entered into between us and the existing shareholders of Jiayuan. Under the Shareholders' Agreement, our preferred shareholders are entitled to certain registration rights, including demand registration rights, piggyback registration rights, and Form F-3 or Form S-3 registration rights. For a more detailed description of these registration rights, see "Description of Share Capital—Registration Rights." The Shareholders' Agreement also provides for other rights enjoyed by holders of our Series A preferred shares. These rights include pre-emptive rights, right of first refusal and right of co-sale. These rights are expected to terminate immediately prior to this offering when all of our Series A preferred shares automatically convert into ordinary shares.

Transactions with Shareholders

        We borrowed US$150,000 from Ms. Gong, our founder and chief executive officer, in November 2010 in connection with the establishment of Beijing Miyuan. This loan is interest-free and has a maturity date of November 11, 2011, with an automatic one-year extension at each maturity date.

        We advanced RMB1.0 million (US$152,000) to Ms. Gong in November 2010. This personal loan was interest-free and had a maturity date of November 11, 2011, with an automatic one-year extension at each maturity date. Ms. Gong repaid the outstanding amount due under this loan in January 2011.

        We have in the past made interest-free advances to Ms. Gong for business purposes. During the period from January 1, 2008 through the date of this prospectus, the maximum aggregate amount of outstanding balance was RMB168,000 (US$25,000), all of which has been settled.

DESCRIPTION OF SHARE CAPITAL

        As of the date of this prospectus, our authorized share capital is US$50,000 consisting of 50,000,000 ordinary shares, with a par value of US$0.001 per share. As of the date of this prospectus, 27,272,727 ordinary shares are issued and outstanding. In April 2011, we adopted our second amended and restated memorandum and articles of association, which will become effective upon the closing of this offering and replace the current amended and restated memorandum and articles of association in its entirety, and our authorized share capital will consist of 100,000,000 ordinary shares, with a par value of US$0.001 per share.

        We were incorporated as an exempted company with limited liability under the Companies Law, as amended, or the Companies Law, on September 29, 2010. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. A Cayman Islands exempted company:

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  is a company that conducts its business outside the Cayman Islands;

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  is exempted from certain requirements of the Companies Law, including the filing of an annual list of its shareholders with the Registrar of Companies;

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  is not required to open its register of shareholders for inspection; and

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  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for twenty years in the first instance).

        Upon the closing of the offering, our affairs will be governed by our second amended and restated memorandum and articles of association, as supplemented or substituted from time to time, and the Companies Law. The following summarizes the material terms of our second amended and restated memorandum and articles of association and the Companies Law insofar as they related to the material terms of our ordinary shares. This summary is not complete, and you should read the form of our second amended and restated memorandum and articles of association, which will be filed as exhibits to the registration statement of which this prospectus is a part.

        The following discussion primarily concerns ordinary shares and the rights of holders of ordinary shares. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders' rights in respect of the ordinary shares. The depositary will agree to endeavor, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holders of such ADSs. See "Description of American Depositary Shares—Voting Rights."

Meetings

        Under the Companies Law, we are not required to hold an annual general meeting each year. However, we expect to hold an annual general meeting each year. Our second amended and restated memorandum and articles of association provides that we shall hold an annual general meeting each year and upon a requisition of holders of not less than 10% of the issued shares of our company with the objectives of the meeting stated, the directors shall convene an extraordinary general meeting. An annual general meeting and any extraordinary general meeting is required to be called by not less than five days' notice in writing. Notice of every general meeting will be given to all of our shareholders who are entitled to attend and vote.

        Our second amended and restated memorandum and articles of association provides that a general meeting (whether or not the notice specified in the second amended and restated memorandum and articles of association has been given) will be deemed to have been duly convened, if it is so agreed (1) in the case of a meeting called as an annual general meeting by all of our shareholders entitled to attend and vote at the meeting; or (2) in the case of any other meeting, by a majority in number of our shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 95% in par value of the ordinary shares giving that right.

        One or more shareholders present in person or by proxy that represent not less than a majority in nominal value of our total issued and outstanding voting shares will constitute a quorum. If present, the chairman of our board of directors will be the chairman presiding at any shareholders meetings.

        A corporation being a shareholder will be deemed for the purpose of our second amended and restated articles of association to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our shareholders. Such duly authorized representative is entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

        The quorum for a separate general meeting of the holders of a separate class of shares is described in "—Modification of Rights" below.

Voting Rights Attaching to the Shares

        Subject to any special rights or restrictions as to voting for the time being attached to any shares, at any general meeting, on a show of hands, every shareholder (including the depositary) who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote, and on a poll every shareholder present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly appointed representative) will have one vote for each share for which such shareholder is the holder.

        No shareholder is entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is registered as our shareholder at the applicable record date for that meeting and all calls or installments due by such shareholder to us have been paid.

        If a recognized clearing house or depositary (or its nominee(s)) is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders provided that, if more than one person is so authorized, the authorization should specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house (or its nominee(s)) including the right to vote individually on a show of hands.

Protection of Minority Shareholders

        The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of our shares in issue, appoint an inspector to examine into our affairs and to report thereon in a manner as the Grand Court directs.

        A company may be wound up by the Grand Court of the Cayman Islands if its shareholders have passed a special resolution requiring the company to be wound up by the Grand Court or if the Grand Court is of the opinion that it is just and equitable that the company should be wound up. The company may petition to the Grand Court of the Cayman Islands for the winding up of the company.

        Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our second amended and restated memorandum and articles of association.

        Based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge:

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  an act which is illegal or ultra vires;

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  an action which requires a resolution with a qualified or special majority which has not been obtained; and

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  an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

Pre-Emption Rights

        There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our second amended and restated memorandum and articles of association.

Liquidation Rights

        Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess is to be distributed pari passu among those shareholders in proportion to the par value of the ordinary shares held by them at the commencement of the winding up subject to a deduction from those ordinary shares in respect of which there are monies due, of all monies payable to the company for unpaid calls or otherwise, respectively and (2) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets are to be distributed so that, as nearly as may be, the losses are to be borne by the shareholders in proportion to the par value of ordinary shares held by them at the commencement of the winding up, respectively.

        If we are wound up, the liquidator may, with the sanction of our special resolution and any other sanction required by the Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether they consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division should be carried out as between the shareholders or different classes of shareholders. The liquidator may also vest the whole or any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator thinks fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Modification of Rights

        Except with respect to an increase of share capital (as described below) and the location of the registered office, alterations to our second amended and restated memorandum and articles of association may only be made by special resolution, meaning a majority of not less than two-thirds of votes cast at a meeting of the shareholders.

        Subject to the Companies Law, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may only be varied, modified or abrogated either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our second amended and restated articles of association relating to general meetings apply similarly to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at its adjourned meeting will be a person or persons together holding (or represented by proxy) on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, every holder of shares of the class is entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

        The special rights conferred upon the holders of any class of shares will not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Alteration of Share Capital

        We may from time to time by ordinary resolution:

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  increase our share capital by such sum, to be divided into shares of such amounts, as the resolution prescribes;

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  consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

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  cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law;

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  sub-divide our shares or any of them into shares of smaller amount than is fixed by our second amended and restated memorandum of association, subject nevertheless to the Companies Law, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share is the same as it was in case of the share from where the reduced share is derived holders of the share resulting from such subdivision, one or more of the shares may have any such preferred or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as we have power to attach to unissued or new shares; and

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  divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively as preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination in general meeting may be determined by our directors.

        We may, by special resolution, subject to any incident authorized or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Call on Shares and Forfeiture of Shares

        Our second amended and restated memorandum and articles of association provides that our board of directors may, subject to the terms of allotment, from time to time make calls upon the shareholders for any moneys unpaid on their shares in a notice served on such shareholders at least 14 days prior to the specified time of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Transfer of Shares

        Subject to any applicable restrictions set forth in our second amended and restated articles of association, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in a form prescribed by the Nasdaq Global Market or in any other form which our directors may approve.

        Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

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  the instrument of transfer is lodged with us accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

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  the instrument of transfer is in respect of only one class of share;

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  the instrument of transfer is properly stamped (in circumstances where stamping is required);

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  in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four;

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  a fee of such maximum sum as the Nasdaq Global Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof; and

  •
  the share transfered is free of any lien in favour of the company.

        If our directors refuse to register a transfer, they are required to, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

        The registration of transfers may, on 14 days notice being given by advertisement in such one or more newspapers or by any other means in accordance with the requirements of the Nasdaq Global Market, be suspended and the register closed at such times and for such periods as our directors may from time to time determine; provided, however, that the registration of transfers is not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

Share Repurchase

        We are empowered by the Companies Law and our second amended and restated articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our second amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the Nasdaq Global Market, the U.S. Securities and Exchange Commission, or the SEC, or by any other recognized stock exchange on which our securities are listed.

Dividends

        Subject to the Companies Law, we may in a general meeting declare dividends in any currency to be paid to our shareholders. Dividends may only be declared and paid out of our profits, realized or unrealized, or out of the share premium account or as otherwise permitted by the Companies Law.

        Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides, all dividends are to be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls are treated for this purpose as paid up on that share.

        No dividend or other money payable by us on or in respect of any share will bear interest against us.

        Any dividend interest or other sum payable in cash to the holder of shares may be paid in any manner determined by our directors. If paid by check, it will be sent by mail addressed to the holder at his registered address in the register of members, or addressed to such person and at such addresses as the holder may direct. Every such check or warrant will, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register of members in respect of such shares, and will be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn constitutes a good discharge to the company.

        Any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited by our board of directors and, if so forfeited, will revert to us.

        With the sanction of an ordinary resolution, our directors may determine that a dividend will be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution. Without limiting the generality of the foregoing, our directors may fix the value of such specific assets, may determine that cash payment will be made to some shareholders in lieu of specific assets and may vest any such specific assets in trustees on such terms as our directors think fit.

Differences in Corporate Law

        The Companies Law is modeled after similar laws in the United Kingdom but does not follow recent changes in United Kingdom laws. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States.

Mergers and Similar Arrangements

        The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and a "consolidation" means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by either (a) a special resolution of the shareholders of each constituent company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company or (b) a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

        In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

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  the company is not proposing to act illegally or ultra vires and the statutory provisions as to the dual majority vote have been complied with;

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  the shareholders have been fairly represented at the meeting in question;

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  the arrangement is such that a businessman would reasonably approve; and

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  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a "fraud on the minority."

        When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

        If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders' Suits

        In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge:

  •
  an act which is illegal or ultra vires;

  •
  an action which requires a resolution with a qualified or special majority which has not been obtained; and

  •
  an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

Corporate Governance

        Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our second amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of The Nasdaq Stock Market LLC or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Indemnification of Directors and Executive Officers and Limitation of Liability

        Cayman Islands law does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as a provision purporting to provide indemnification against civil fraud or the consequences of committing a crime.

Our second amended and restated memorandum and articles of association permit indemnification of officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained in their capacities as such unless such losses or damages arise from dishonesty, fraud or willful default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our second amended and restated memorandum and articles of association.

Anti-takeover Provisions in Second Amended and Restated Memorandum and Articles of Association

        Some provisions of our second amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

        However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our second amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors' Fiduciary Duties

        Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

        As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore he or she owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

        Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our second amended and restated articles of association permits a written resolution signed by all the of shareholders to be passed without a meeting being held.

Shareholder Proposals

        Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. Our second amended and restated articles of association allow our shareholders holding not less than 10% of the paid up voting share capital of our company to requisition a shareholder's meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders' annual general meetings.

Removal of Directors

        Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our second amended and restated memorandum and articles of association, directors can be removed by the special resolution of shareholders.

Transactions with Interested Shareholders

        The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target's outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

        Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

        Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100.0% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may the dissolution be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law of the Cayman Islands and our second amended and restated memorandum and articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting.

Significant Historical Changes to Our Shareholding

        Harper was incorporated in February 2007. In April 2007 and before the closing of our Series A financing transaction described below, Harper had a total of 27,272,727 outstanding shares, of which 14,050,000 ordinary shares were held by Haiyan Gong, 9,962,727 ordinary shares were held by Yongqiang Qian, 750,000 ordinary shares were held by Xu Liu and 2,510,000 ordinary shares were held by Jing Yang.

        In April 2007, Harper issued and sold an aggregate of 9,566,667 Series A preferred shares to seven investors, Qiming Venture Partners, L.P., Qiming Managing Directors Fund, L.P., Ignition Venture Partners III, L.P., Ignition Managing Directors Fund III, LLC, Fame Gain Investments Limited, Peak Idea International Limited and Podium International Group Limited at a price per share of US$1.045 for an aggregate purchase price of approximately US$10 million.

        In April 2008, Yongqiang Qian transferred 9,962,727 ordinary shares to Invest Online Holdings Limited.

        In April 2008, Fame Gain Investments Limited transferred 1,913,333 preferred shares to Invest Online Holdings Limited.

        In September 2009, Jing Yang transferred 1,519,879 ordinary shares, 22,721 ordinary shares, 166,532 ordinary shares, 4,868 ordinary shares and 796,000 ordinary shares to Qiming Venture Partners, L.P., Qiming Managing Directors Fund, L.P., Ignition Venture Partners III, L.P., Ignition Managing Director Fund III, LLC and Yongqiang Qian, respectively.

        In November 2009, Haiyan Gong transferred 705,813 ordinary shares, 10,587 ordinary shares, 77,371 ordinary shares, 2,229 ordinary shares and 398,000 ordinary shares to Qiming Venture Partners, L.P., Qiming Managing Directors Fund, L.P., Ignition Venture Partners III, L.P., Ignition Managing Director Fund III, LLC and Yongqiang Qian, respectively; Invest Online Holdings Limited transferred 9,962,727 ordinary shares to Yongqiang Qian; Invest Online Holdings Limited transferred 1,913,333 preferred shares to Fame Gain Investments Limited.

        In December 2009, Haiyan Gong and Qingyuan Fang entered into an option agreement (as amended in January 2011), pursuant to which Qingyuan Fang has the option to purchase up to 398,000 ordinary shares owned by Aprilsky Ltd. at the purchase price of US$1.256 per share. Options representing 199,000 ordinary shares will vest on December 16, 2011 if Qingyuan Fang is employed by our company as of such date and as of the date of exercise. Options representing the remaining 199,000 ordinary shares will vest on December 16, 2013 and are exercised so long as Qingyuan Fang is still employed by our company as of such date and as of the date of exercise.

        In July 2010, Haiyan Gong transferred 352,924 ordinary shares, 5,276 ordinary shares, 38,670 ordinary shares, 1,130 ordinary shares and 446,000 ordinary shares to Qiming Venture Partners, L.P., Qiming Managing Directors Fund, L.P., Ignition Venture Partners III, L.P., Ignition Managing Director Fund III, LLC and Ceyuan Ventures II, L.P., respectively; Yongqiang Qian transferred 319,513 ordinary shares and 30,487 ordinary shares to Ceyuan Ventures II, L.P. and Ceyuan Ventures Advisors Fund II, LLC, respectively.

        In December 2010, Podium International Group Limited transferred 956,667 Series A preferred shares to Precise Asset Investments Limited; Haiyan Gong transferred 1,989,602 ordinary shares and

557,200 ordinary shares to Maysky International Limited and Octsky International Limited, respectively; Yongqiang Qian transferred 1,000,000 ordinary shares and 400,000 ordinary shares to Magia Limited and Smart Charm Limited.

        In January 2010, we completed the Share Swap and Harper became our direct wholly-owned subsidiary.

Issuance of Additional Ordinary Shares or Preferred Shares

        Our second amended and restated memorandum of association authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

  •
  the designation of the series;

  •
  the number of shares of the series;

  •
  the dividend rights, dividend rates, conversion rights, voting rights; and

  •
  the rights and terms of redemption and liquidation preferences.

        Our board of directors may issue series of preferred shares without action by our shareholders to the extent authorized but unissued. Accordingly, the issuance of preferred shares may adversely affect the rights of the holders of the ordinary shares. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of preferred shares may dilute the voting power of holders of ordinary shares.

        Subject to applicable regulatory requirements, our board of directors may issue additional ordinary shares without action by our shareholders to the extent of available authorized but unissued shares. The issuance of additional ordinary shares may be used as an anti-takeover device without further action on the part of the shareholders. Such issuance may dilute the voting power of existing holders of ordinary shares.

Registration Rights

        Pursuant to the Shareholders' Agreement, we have granted certain registration rights to holders of our registrable securities, which include our common shares issued or issuable upon conversion of our preferred shares. Set forth below is a description of the registration rights granted under the agreement.

        Demand Registration Rights.    Holders of the registrable securities then outstanding have the right to demand that we file a registration statement for at least 10% of the registrable securities then held by such holders. We, however, are not obliged to effect a demand registration if we have already effected three registrations and such registrations have been declared or ordered effective.

        Form F-3 or Form S-3 Registration Rights.    Holders of at least 25% of our registrable securities then outstanding have the right to request that we file a registration statement under Form F-3 or Form S-3 or a similar form. We are not obliged to effect any such registration (i) if Form S-3 is not then available for such offering by the holders of our registrable securities; (ii) if the holders of registrable securities, together with the holders of any other securities we issued that are entitled to inclusion in such registration, propose to sell registrable securities and such other securities at an aggregate price to the public of less than US$5,000,000; (iii) if we provide the requesting holders a certificate signed by our chief executive officer stating that in the good faith judgment of the board of directors that filing of a registration statement will be detrimental to us and our shareholders (in which case we may defer the filing of the Form S-3, Form F-3 (or a similar form) registration statement for a period of not more than 90 days), but we cannot exercise this deferral right more than once in any

12-month period on a registration request initiated by a same group of initiating holders. We may not register any securities for the account of ourselves or any other shareholder during such 90 day period, subject to certain exceptions, (i) if we have, within the twelve month period preceding the date of such request, already effected two registrations on Form S-3 or Form F-3 (or a similar form) for the holders; (ii) in any particular jurisdiction in which we would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance; or (iii) during the period ending 180 days after the effective date of a piggybank registration.

        Piggyback Registration Rights.    If we propose to register any of our shares or other securities under the Securities Act in connection with the public offering of such securities solely for cash, subject to certain exceptions, then we must offer holders of registrable securities an opportunity to include in this registration all or any part of their registrable securities. The underwriters of any underwritten offering may in good faith allocate the shares to be included in the registration statement first to us, second to each of the requesting holders of registrable securities on a pro rata basis, and third to holders of other shares of us as long as (i) the number of registrable securities included in any such registration is not below 25% of the aggregate number of shares of registrable securities for which inclusion has been requested, and (ii) all shares that are not registrable securities and are held by any other person are first excluded.

        Expenses of Registration.    We will pay all registration expenses (other than underwriters' discounts or commissions) relating to any demand, Form F-3 or S-3, or piggyback registration as described above.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

        Citibank, N.A. has agreed to act as the depositary for the American Depositary Shares. Citibank's depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as "ADSs" and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as "American Depositary Receipts" or "ADRs." The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank Hong Kong, located at 10/F, Harbour Front (II), 22, Tak Fung Street, Hung Hom, Kowloon, Hong Kong.

        We appoint Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC's website (www.sec.gov). Please refer to Registration Number 333-173756 when retrieving such copy.

        We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

        Every two ADSs represent the right to receive three ordinary shares on deposit with the custodian. An ADS also represents the right to receive any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

        If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

        In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on behalf of you to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

        As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the "direct registration system" or "DRS"). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company ("DTC"), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the "holder." When we refer to "you," we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

        As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

        Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the Cayman Islands laws and regulations.

        The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

        The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.

        The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Shares

        Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

        The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.

        No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

        Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

        The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

        The depositary will not distribute the rights to you if:

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  We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

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  We fail to deliver satisfactory documents to the depositary; or

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  It is not reasonably practicable to distribute the rights.

        The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

        Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

        The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

        If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a holder of ordinary shares would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

        Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

        If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

        The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

        The depositary will not distribute the property to you and will sell the property if:

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  We do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

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  We do not deliver satisfactory documents to the depositary; or

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  The depositary determines that all or a portion of the distribution to you is not reasonably practicable.

        The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

        Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

        The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting ordinary shares

        The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

        If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of ordinary shares

        The depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and the Cayman Islands legal considerations applicable at the time of deposit.

        The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

        When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

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  The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

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  All preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.

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  You are duly authorized to deposit the ordinary shares.

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  The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, "restricted securities" (as defined in the deposit agreement).

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  The ordinary shares presented for deposit have not been stripped of any rights or entitlements.

        If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

        As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

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  ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

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  provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

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  provide any transfer stamps required by the State of New York or the United States; and

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  pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

        To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Shares Upon Cancellation of ADSs

        As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian's offices. Your ability to withdraw the ordinary shares may be limited by U.S. and Cayman Islands legal considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

        If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

        You will have the right to withdraw the securities represented by your ADSs at any time except for:

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  Temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders' meeting or a payment of dividends.

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  Obligations to pay fees, taxes and similar charges.

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  Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

        The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

        As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in the Section entitled Description of Share Capital—Voting Rights.

        As soon as practicable, after receipt of notice by the depositary at least thirty (30) days prior to a shareholders meeting or the voting deadline for a consent or solicitation of proxies, the depositary will distribute to you any notice of shareholders' meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.

        Voting at our shareholders' meetings is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or any shareholder present in person or by proxy. If the depositary bank timely receives voting instructions from a holder of ADSs, the depositary bank will endeavor to cause the ordinary shares on deposit to be voted as follows: (a) in the event voting takes place at a shareholders' meeting by show of hands, the depositary bank will instruct the custodian to vote all ordinary shares on deposit in accordance with the voting instructions received from a majority of the holders of ADSs who provided voting instructions; or (b) in the event voting takes place at a shareholders' meeting by poll, the depositary bank will instruct the custodian to vote the ordinary shares on deposit in accordance with the voting instructions received from holders of ADSs.

        In the event of voting by poll, ordinary shares in respect of which no timely voting instructions have been received from ADS holders and provided that the depositary received notice of the meeting or solicitation of vote at least 30 days prior to such meeting or vote, such ADS holder will be deemed to have instructed the depositary to give a discretionary proxy to a person designated by the company to vote the ordinary shares represented by such ADSs. No discretionary proxy will be given with respect to any matter as to which the company informs the Depositary that the company does not wish such proxy to be given, and no discretionary proxy will be given (x) with respect to any matter as to which the company informs the depositary that (i) there exists substantial opposition, or (ii) the rights of holders of ADSs or the shareholders of the company will be adversely affected and (y) in the event the vote is on a show of hands.

        Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Securities for which no voting instructions have been received will not be voted.

Fees and Charges

        As an ADS holder, you will be required to pay the following service fees to the depositary:

Service	Fees
• Issuance of ADSs	Up to U.S. 5¢ per ADS issued
• Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled
• Distribution of cash dividends or other cash distributions	Up to U.S. 5¢ per ADS held
• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to U.S. 5¢ per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
• Depositary Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the Depositary
• Transfer of ADRs	U.S. $1.50 per certificate presented for transfer

        As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

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  Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

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  Expenses incurred for converting foreign currency into U.S. dollars.

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  Expenses for cable, telex and fax transmissions and for delivery of securities.

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  Taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit).

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  Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

        Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

        The Depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients' ADSs in DTC accounts in turn charge their clients' accounts the amount of the fees paid to the depositary banks.

        In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

        Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

        The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as the company and the Depositary may agree from time to time.

Amendments and Termination

        We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days' prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

        You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

        We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

        After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

        The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

        The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

        The deposit agreement limits our obligations and the depositary's obligations to you. Please note the following:

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  We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

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  The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

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  The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

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  We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

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  We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our memorandum and articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

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  We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our memorandum and articles of association or in any provisions of or governing the securities on deposit.

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  We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

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  We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

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  We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

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  We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

        The depositary may issue ADSs before receiving a deposit of ordinary shares or release ordinary shares before receiving ADSs for cancellation. These transactions are commonly referred to as "pre-release transactions." Each such pre-release transaction will be subject to a written agreement whereby the person or entity, or the Applicant, to whom ADSs or ordinary shares are to be delivered (a) represents that at the time of the pre-release transaction the Applicant or its customer owns the ordinary shares or ADSs that are to be delivered by the Applicant under such pre-release transaction, (b) agrees to indicate the depositary as owner of such ordinary shares or ADSs in its records and to hold such ordinary shares or ADSs in trust for the depositary until such ordinary shares or ADSs are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such ordinary shares or ADSs and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release transaction will at all times be fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five business days' notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs and ordinary shares involved in such pre-release transactions at any one time to 30% of the ADSs outstanding (without giving effect to ADSs outstanding and issued prior to the receipt of oridnary shares pursuant to the deposit agreement), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs and ordinary shares involved in pre-release transactions with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided, but not the earnings thereon, shall be held for the benefit of the ADS holders (other than the Applicant).

Taxes

        You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

        The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

        The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

        If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

  •
  Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

  •
  Distribute the foreign currency to holders for whom the distribution is lawful and practical.

  •
  Hold the foreign currency (without liability for interest) for the applicable holders.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have outstanding 7,100,000 ADS, representing approximately 22.71% of our ordinary shares in issue. All of the ADSs sold in this offering will be freely transferable by persons other than our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while our ADSs have been approved for listing on the Nasdaq Global Market, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any ADSs or shares of ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to our dividend reinvestment plan.

        Each of our executive officers, directors, existing shareholders and certain holders of our stock options have agreed, with certain limited exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ADSs or shares of ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or shares of ordinary shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs, whether any of these transactions are to be settled by delivery of our ADSs or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers or principal shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

        The 180-day lock-up period is subject to adjustment under certain circumstances. If in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus a person who has beneficially owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares) may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

  •
  1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately 468,894 shares immediately after this offering; and

  •
  the average weekly trading volume of our ADSs on the Nasdaq Global Market during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

        Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than six months but not more than one year may sell the restricted securities without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than one year may freely sell the restricted securities without registration under the Securities Act.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

        Upon completion of this offering, certain holders of our ordinary shares, in the form of ADSs or otherwise, or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See "Description of Share Capital—Registration Rights."

 TAXATION

        The following discussion of material Cayman Islands, People's Republic of China and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples & Calder, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Zhong Lun Law Firm, our PRC legal counsel. To the extent that the discussion relates to matters of U.S. federal income tax law, and subject to the qualifications, assumptions and limitations set forth herein, it represents the opinion of Paul, Hastings, Janofsky & Walker LLP, our U.S. counsel, as to the material U.S. federal income tax consequences to United States Holders described herein of the ownership of our ordinary shares and ADSs.

Cayman Islands Taxation

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes levied by the Government of the Cayman Islands that are likely to be material to holders of ADSs or ordinary shares. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by us. There are no exchange control regulations or currency restrictions in the Cayman Islands.

        Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:

  (1)
  that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

  (2)
  that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

        The undertaking for us is for a period of twenty years from October 19, 2010.

People's Republic of China Taxation

        The EIT Law provides that enterprises established outside of China whose "de facto management bodies" are located in China are considered "resident enterprises" of China. Under the implementation regulations for the EIT Law issued by the PRC State Council, "de facto management body" is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. On April 22 2009, the SAT released the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, which sets out the standards and procedures for recognizing the location of the "de facto management bodies" of an enterprise registered outside of the PRC and funded by Chinese enterprises as controlling investors, or a Chinese Funded Enterprise. Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises, or the Chinese Funded Enterprise, not those controlled by PRC individuals like us, the determining criteria set forth in the SAT Circular 82 may reflect the SAT's general position on how the "de facto management body" test may be applied in determining the tax resident status of offshore enterprises. Under SAT Circular 82, a Chinese Funded Enterprise shall be considered a resident enterprise if all of the following applies: (i) a Chinese Funded Enterprise's major management department and personnel who are responsible for carrying out daily operations are located in the PRC; (ii) the department or the personnel who have the right to decide or approve the Chinese Funded Enterprise's financial and human resource matters are located in the PRC; (iii) the major assets, account book, company seal and meeting minutes of the Chinese Funded Enterprise are located or stored in the PRC; and (iv) the directors or management personnel holding no less than 50% voting rights of the Chinese Funded Enterprise habitually reside in the PRC.

        We do not believe that any of our offshore entities meets all of the conditions above. Each of Jiayuan, Harper and Jiayuan Hong Kong is a company incorporated outside the PRC. As holding companies, these three entities' key assets and records, including the resolutions of their respective board of directors and the resolutions of their respective shareholders, are located and maintained outside the PRC. Due to the lack of clear guidance on the criteria pursuant to which the PRC tax authorities will determine our tax residency under the EIT Law, see "Risk Factors—Risks Relating to Our Industry—We may be classified as a "resident enterprise" for PRC enterprise income tax purposes, which could result in our global income becoming subject to 25% PRC enterprise income tax," it remains unclear whether the PRC tax authorities will treat us as a PRC resident enterprise. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed a PRC "resident enterprise" by the PRC tax authorities. Therefore, we believe that none of these three entities should be treated as a "resident enterprise" for PRC tax purposes if the criteria for "de facto management body" as set forth in the SAT Circular 82 were deemed applicable to us.

        Under the EIT Law and implementation regulations issued by the State Council, PRC withholding tax at the rate of 10% is applicable to dividends payable to investors that are "non-resident enterprises," which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and substantially all of our income may come from the dividends we receive from our PRC subsidiaries through Jiayuan Hong Kong. Under the Arrangement between the Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, which became effective on January 1, 2007, income tax on dividends payable to a company resident in Hong Kong that holds more than a 25% equity interest in a PRC resident enterprise may be reduced to a rate of 5%. However, it is uncertain that we will be able to enjoy such preferential withholding tax treatment. According to the Circular of the State Administration of Taxation on Printing and Issuing the Administrative Measures for Non-resident Individuals and Enterprises to Enjoy the Treatment Under Taxation Treaties, which became effective on 1 October 2009, the 5% tax rate does not automatically apply and approvals from competent local tax authorities are required before an enterprise can enjoy the relevant tax treatments relating to dividends under relevant taxation treaties. Furthermore, according to a tax circular issued by the State Administration of Taxation in February 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body" as applicable to our offshore entities, notwithstanding the foregoing, we may be deemed to be a PRC resident enterprise under the EIT Law. If we are deemed to be a PRC resident enterprise, we will be subject to PRC enterprise income tax at the rate of 25% on our global income and may be required to withhold a 10% withholding tax from dividends we pay to our shareholders, including the holders of our ADSs, unless otherwise provided under the applicable double tax treaties between China and governments of other jurisdictions. In that case, however, dividend income we receive from our PRC subsidiaries may be exempt from PRC enterprise income tax because the EIT Law and its implementation rules generally provide that dividends received from a PRC resident enterprise from its directly invested entity that is also a PRC resident enterprise is exempt from enterprise income tax. However, as there is still uncertainty as to how the EIT Law and its implementation rules will be interpreted and implemented, we cannot assure you that we are eligible for such PRC enterprise income tax exemptions or reductions.

        If we are deemed to be a PRC resident enterprise and our non-resident enterprise shareholders (including our ADS holders) are subject to PRC tax as described above, the withholding agent will be required to withhold enterprise income tax on payments of dividends to such investors. The withholding agent will be required to withhold enterprise income tax on payments of dividends to such investors. The withholding agent must obtain a tax withholding registration and withhold the enterprise income tax from each payment made to a non-resident enterprise shareholder and file a report to the competent tax authorities. Where the withholding agent fails or is unable to perform its withholding obligation, the non-resident enterprise shareholder must pay the tax payment due to the applicable tax authorities within seven days after the payment is made or due. We, as the withholding agent, will be required to obtain a tax withholding registration and withhold the applicable enterprise income tax to comply with the above requirements. It is not clear who the withholding agent would be if tax is due on disposition gains. In the event that we or our non-resident enterprise shareholders (including our ADS holders) fail to comply with the above procedures, we or our non-resident enterprise shareholders (including our ADS holders) may be ordered to rectify the noncompliance or be subject to a fine of no more than RMB10,000. Failure by us to withhold the income tax fully and timely may result in a fine of 50% to three times of the unpaid tax and failure by our ADS holders to pay the tax fully and timely may result in late payment penalties, or a fine of 50% to three times of the unpaid tax. It is unclear whether non-PRC individual ADS holders of Jiayuan should be subject to any PRC tax on dividends or gains.

        On the other hand, if we are not deemed a PRC resident enterprise, no PRC income tax will be payable on shares or dividends distributed by us or realized from the sale or other disposition of our shares or ADSs by the non-resident holders of our ADSs.

United States Federal Income Tax Consequences

        The following discussion describes the material United States federal income tax consequences of the ownership and disposition of our ordinary shares and ADSs as of the date hereof. The discussion is applicable only to United States Holders (as defined below) who hold our ordinary shares or ADSs as "capital assets," as defined in Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). As used herein, the term "United States Holder" means a beneficial owner of an ordinary share or ADS that is for United States federal income tax purposes:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

        If a partnership (or other entity taxable as a partnership for United States federal income tax purposes) holds our ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partnership or a partner in such partnership that holds our ordinary shares or ADSs, you should consult your tax advisors.

        This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

  •
  a dealer in securities or currencies;

  •
  a financial institution;

  •
  a regulated investment company;

  •
  a real estate investment trust;

  •
  an insurance company;

  •
  a tax-exempt organization;

  •
  a person holding our ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

  •
  a trader in securities that has elected the mark-to-market method of accounting for your securities;

  •
  a person liable for alternative minimum tax;

  •
  a person who owns or is deemed to own 10% or more of our voting stock;

  •
  a partnership or other pass-through entity for United States federal income tax purposes;

  •
  a United States expatriate and certain former citizens or long-term residents of the United States; or

  •
  a person whose "functional currency" is not the United States dollar.

        The discussion below is based upon the provisions of the Code, and regulations, administrative rulings and judicial decisions thereunder as of the date hereof, which are subject to differing interpretations or change (possibly with retroactive effect) so as to result in United States federal income tax consequences different from those discussed below. We have not requested and do not intend to request a ruling from the Internal Revenue Service concerning the matters discussed below, and the statements herein are not binding on the Internal Revenue Service or any court. Thus, we can provide no assurance that the tax considerations contained in this summary will not be challenged by the Internal Revenue Service or will be sustained by a court if so challenged. In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

        The United States Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, pre-releasing ADSs to persons that do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the creditability of any PRC taxes and the availability of the reduced tax rate for any dividends received by certain non-corporate United States Holders, including individual United States Holders, could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if, as a result of such actions, the holders of ADSs are not properly treated as beneficial owners of underlying ordinary shares.

        This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our ordinary shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

ADSs

        If you hold ADSs, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends and Other Distributions

        Subject to the discussion under "—Passive Foreign Investment Company" below, the gross amount of any cash distributions on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

        With respect to non-corporate United States Holders, dividends received in taxable years beginning before January 1, 2013 may be subject to reduced rates of taxation provided that (a) our ordinary shares (or ADSs backed by such shares) are readily tradable on an established securities market in the United States or, in the event we are deemed to be a PRC "resident enterprise" under the PRC tax law, we are eligible for the benefits of the income tax treaty between the United States and the PRC (the "US-PRC Treaty"), (b) we are not a passive foreign investment company (as discussed below under "—Passive Foreign Investment Company") for either the taxable year in which the dividend is paid or the preceding taxable year, and (c) certain holding period requirements are met. For purposes of clause (a) above, United States Treasury Department guidance indicates that our ADSs, but not our ordinary shares, will, upon listing on the Nasdaq Global Market, be readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares that are represented by ADSs, but not on our ordinary shares that are not so represented, may qualify for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

        Subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid to you with respect to our ordinary shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing eligibility for the benefits of the income tax treaty and the foreign tax credit are complex. Accordingly, you are urged to consult your tax advisors regarding the application of these rules in light of your particular circumstances.

        To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain from the sale or exchange of such ADSs or ordinary shares. We do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend (as discussed above) even if that distribution (or portion thereof) would otherwise be treated as a non-taxable return of capital or as capital gain.

Taxation of Dispositions

        For United States federal income tax purposes and subject to the discussion under "—Passive Foreign Investment Company" below, you will recognize taxable gain or loss on any sale, exchange or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss. Capital gains are generally subject to United States federal income tax at the same rate as ordinary income, except that non-corporate United States Holders who have held their ADSs or ordinary shares for more than one year may be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. However, if we are treated as a "resident enterprise" for PRC tax purposes, we may be eligible for the benefits of the US-PRC Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a United States Holder that is eligible for the benefits of the US-PRC Treaty may treat the gain as PRC source income for foreign tax credit purposes. You are urged to consult your tax advisors regarding the creditability of any such PRC tax under your particular circumstances.

Passive Foreign Investment Company

        Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a "passive foreign investment company," or PFIC, for United States federal income tax purposes for 2010, and we do not expect to become one in the current year or in the future, although there can be no assurance in this regard. Moreover, the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year and involves extensive factual investigation. This investigation includes ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, which cannot be completed until the close of a taxable year, and therefore, our United States counsel expresses no opinion with respect to our PFIC status for any taxable year.

        In general, we will be a PFIC for any taxable year in which:

  •
  at least 75% of our gross income for such year is passive income, or

  •
  at least 50% of the value (determined based on a quarterly average) of our assets during such year is attributable to assets that produce or are held for the production of passive income.

        For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person) and gains from the disposition of passive assets. If we own, directly or indirectly, at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of such corporation's assets and receiving our proportionate share of such corporation's income. While it is not entirely clear how the contractual arrangements between us and our PRC operating companies will be treated for purposes of the PFIC rules, we believe that such contractual arrangements should be treated as ownership of stock. However, if it is determined that such contractual arrangements should not be treated as ownership of stock for purposes of the PFIC rules, we would likely be treated as a PFIC.

        The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ADSs and ordinary shares may also result in our becoming a PFIC. If we are a

PFIC for any taxable year during which you hold our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold our ADSs or ordinary shares, unless we cease to be a PFIC and you make a "deemed sale" election with respect to the ADSs or ordinary shares. If such election is made, you will be deemed to have sold ADSs or ordinary shares you hold at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described in the following two paragraphs. Your adjusted basis in the ADSs or ordinary shares would be increased by the gain recognized, and a new holding period would begin for the ADSs or ordinary shares for purposes of the PFIC rules. You would not recognize any loss incurred on the deemed sale, and such a loss would not result in a reduction in basis in the ADSs or ordinary shares. After the deemed sale election, your ADSs or ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

        If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any "excess distribution" received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares, unless you make a "mark-to-market" election as discussed below. For this purpose, excess distributions are distributions received in a taxable year that are greater than 125% of the average annual distributions received in respect of your ADSs or ordinary shares during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares. Under these special tax rules:

  •
  the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

  •
  the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

  •
  the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

        The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

        In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends described under "—Taxation of Dividends and Other Distributions" above, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. Under recently enacted legislation, if you hold ADSs or ordinary shares in any year in which we are a PFIC, you are required to file an annual report containing such information as the United States Treasury may require. If we are or become a PFIC, you should consult your tax advisors regarding any reporting requirements that may apply to you.

        If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and we own, directly or indirectly, stock in any other entities that are PFICs, you would be treated as owning a proportionate amount (by value) of such stock for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to other entities in which we own stock.

        In certain circumstances, you may avoid the PFIC tax consequences described above by making a valid mark-to-market election, provided the stock of a PFIC is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs will be listed on the Nasdaq Global Market, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be "regularly traded" for purposes of the mark-to-market election. It should also be noted that it is intended that only the ADSs and not our ordinary shares will be listed on the Nasdaq Global Market. Consequently, if you are a holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are or become a PFIC. In addition, because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a United States Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

        If you make an effective mark-to-market election for the first taxable year in which you hold (or are deemed to hold) our ADSs, you will include as ordinary income in each taxable year that we are a PFIC the excess of the fair market value of your ADSs at the end of your taxable year over your adjusted tax basis in the ADSs. Moreover, you will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of your taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ADSs will be treated as ordinary income, and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

        Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. Any distributions that we make would generally be subject to the rules discussed above under "—Taxation of Dividends and Other Distributions," except that the lower rate applicable to qualified dividend income would not apply. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election and whether making the election would be advisable in your particular circumstances.

        Subject to certain limitations, a United States Holder may also avoid the rules described above with respect to stock in a PFIC by electing to treat such PFIC as a "qualified electing fund" under Section 1295 of the Code. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information necessary to permit you to make this election. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

Information Reporting and Backup Withholding

        In general, dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or redemption of our ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible United States backup withholding at a current rate of 28%, unless the conditions of an applicable exception are satisfied. Backup withholding will not apply to a United States Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. United States Holders who are required to establish their exempt status can generally provide such certification on Internal Revenue Service Form W-9. Under newly enacted legislation, certain individuals holding ADSs or ordinary shares other than in an account at a financial institution may be subject to additional information reporting requirements.

        Backup withholding is not an additional tax. Any amounts withheld as backup withholding may be credited against your United States federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information. You should consult your tax advisors regarding the application of the United States information reporting and backup withholding rules to your particular circumstances.

UNDERWRITING

        Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we and the selling shareholders have agreed to sell to that underwriter, the number of ordinary shares, including ordinary shares in the form of ADSs, set forth opposite the underwriter's name.

Underwriter	Number of ADSs
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
China International Capital Corporation Hong Kong Securities Limited
Oppenheimer & Co. Inc.
Stifel, Nicolaus & Company, Incorporated

Total	7,100,000

        Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the ADSs sold under the underwriting agreement if any of these ADSs are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

        We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ADSs, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

        ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $                per ADS. If all the ADSs are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not expect to sell more than 5% of the ADSs in the aggregate to accounts over which they exercise discretionary authority.

        If the underwriters sell more ADSs than the total number set forth in the table above, the selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,065,000 additional ADSs at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional ADSs approximately proportionate to that underwriter's initial purchase commitment. Any issued or sold under the option will be issued and sold on the same terms and conditions as the other ADSs or that are the subject of this offering.

        We, our directors and executive officers, our existing shareholders and certain of our existing option-holders have agreed, with certain limited exceptions, that, for a period of 180 days from the date of this prospectus, we will not, without the prior written consent of the representatives, dispose of or hedge any of our ordinary shares, ADSs, or any securities convertible into or exchangeable for our ordinary shares. The representatives in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        At our request, the underwriters have reserved up to 7.0% of the ADSs for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed share program. The number of ADSs available for sale to the general public will be reduced by the number of directed ADSs purchased by participants in the program. The directed ADSs purchased through the program are not subject to any lock-up. Any directed ADSs not purchased will be offered by the underwriters to the general public on the same basis as all other ADSs offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed ADSs.

        Prior to this offering, there has been no public market for the ADSs. Consequently, the initial public offering price for the ADSs was determined by negotiations among us, the selling shareholders and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the ADSs will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in the ADSs will develop and continue after this offering.

        We expect the ADSs to be approved for listing on the Nasdaq Global Market, subject to notice of issuance, under the symbol "DATE."

        The following table shows the underwriting discounts and commissions that we and the selling shareholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

	Paid by Jiayuan.com International Ltd.		Paid by Selling Shareholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$	$	$	$
Per ADS	$	$	$	$
Total	$	$	$	$

        The expenses of the offering, not including the underwriting discounts and commissions, are estimated at $                and are payable by us and the selling shareholders. All underwriting discounts and commissions related to the shares sold by the selling shareholders will be payable by them.

        In connection with the offering, the underwriters may purchase and sell ADSs in the open market. Purchases and sales of ADSs in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

  •
  Short sales involve secondary market sales by the underwriters of a greater number of ADSs than they are required to purchase in the offering.

  •
  "Covered" short sales are sales of ADSs in an amount up to the number of ADSs represented by the underwriters' over-allotment option.

  •
  "Naked" short sales are sales of ADSs in an amount in excess of the number of ADSs represented by the underwriters' over-allotment option.

  •
  Covering transactions involve purchases of ADSs either pursuant to the over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

  •
  To close a naked short position, the underwriters must purchase ADSs in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  To close a covered short position, the underwriters must purchase ADSs in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of ADSs to close the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option.

  •
  Stabilizing transactions involve bids to purchase ADSs so long as the stabilizing bids do not exceed a specified maximum.

        Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs. They may also cause the price of the ADSs to be higher than the price that would otherwise exist in the open market in the absence of these transactions. Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        The underwriters may, from time to time, perform commercial banking, investment banking and advisory services for us for which they may receive customary fees and reimbursement of expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses.

        All sales of ADSs in the United States will be made through United States registered broker-dealers. Merrill Lynch, Pierce, Fenner & Smith Incorporated's address is One Bryant Park, New York, New York 10036, U.S.A. Citigroup Global Markets Inc.'s address is 388 Greenwich Street, New York, NY 10013, U.S.A.

        In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, any of the underwriters may facilitate Internet distribution for this offering to certain of its respective Internet subscription customers. Any of the underwriters may allocate a limited number of ADSs for sale to its respective online brokerage customers. An electronic prospectus may be available on the Internet respective web sites maintained by the underwriters. Other than the prospectus in electronic format, the information on such web site is not part of this prospectus.

Selling Restrictions

        No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus.

        European Economic Area.    In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the ADSs to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ADS to the public in that Relevant Member State at any time,

  (a)
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  (c)
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive subject to obtaining the prior consent of the underwriters for any such offer; or

  (d)
  in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive;

        provided that no such offer of ADSs shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of ADSs to the public" in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        United Kingdom.    An offer of the ADSs may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

        An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

        All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the ADSs must be complied with in, from or otherwise involving the United Kingdom.

        Japan.    The underwriters will not offer or sell any of our ADSs directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, "Japanese person" means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

        Hong Kong.    Our ADSs may not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to our ADSs may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to our ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) or any rules made under that Ordinance. The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice.

        Singapore.    This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except:

  (1)
  to an institutional investor (for corporations, under 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

  (2)
  where no consideration is or will be given for the transfer; or

  (3)
  where the transfer is by operation of law.

        Cayman Islands.    This prospectus does not constitute a public offer of the ADSs or common shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or common shares to any member of the public in the Cayman Islands.

        People's Republic of China.    This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

        Switzerland.    This prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations, or CO, and the ADSs will not be listed on the SIX Swiss Exchange. Therefore, this prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the ADSs may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the ADSs with a view to distribution.

        Australia.    This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the ADSs.

        The ADSs are not being offered in Australia to "retail clients" as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to "wholesale clients" for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the ADSs has been, or will be, prepared.

        This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for the ADSs, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, the ADSs shall be deemed to be made to such recipient and no applications for the ADSs will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for the ADSs you undertake to us that, for a period of 12 months from the date of issue of the ADSs, you will not transfer any interest in the ADSs to any person in Australia other than to a wholesale client.

        Qatar.    In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person's request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

        Kuwait.    Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 "Regulating the Negotiation of Securities and Establishment of Investment Funds", its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

        United Arab Emirates.    Our company has not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities or governmental agencies in the United Arab Emirates. This prospectus is strictly private and confidential and has not been reviewed, deposited or registered with any licensing authority or governmental agency in the United Arab Emirates, and is being issued to a limited number of institutional investors and must not be provided to any person other than the original recipient and may not be reproduced or used for any other purpose. The ADSs may not be offered or sold directly or indirectly to the public in the United Arab Emirates.

        Saudi Arabia.    This prospectus may not be distributed in the Kingdom except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

EXPENSES RELATING TO THIS OFFERING

        The following table sets forth the main estimated expenses in connection with this offering by the Company, other than the underwriting discounts and commissions. This table does not include fees or expenses paid on behalf of any selling shareholder.

US$
U.S. SEC registration fee	11,376
Nasdaq Global Market Listing Fee	125,000
Financial Industry Regulatory Authority (FINRA) Filing Fee	10,500
Printing Expenses	350,000
Legal Fees and Expenses	1,150,000
Accounting Fees and Expenses	650,000
Miscellaneous	585,000

Total	2,881,876

 LEGAL MATTERS

        The validity of the ADSs and certain other legal matters as to United States Federal and New York State law in connection with this offering will be passed upon for us by Paul, Hastings, Janofsky & Walker LLP. The underwriters are being represented by Latham & Watkins with respect to legal matters of United States Federal and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder, our counsel as to Cayman Islands law. Legal matters as to PRC law will be passed upon for us by Zhong Lun Law Firm and for the underwriters by Fangda Partners. Paul, Hastings, Janofsky & Walker LLP may rely upon Maples and Calder with respect to matters governed by the laws of the Cayman Islands and upon Zhong Lun Law Firm with respect to matters governed by PRC Law. Latham & Watkins may rely upon Fangda Partners with respect to matters governed by PRC law.

 EXPERTS

        The consolidated financial statements of Jiayuan.com International Ltd. as of December 31, 2008, 2009 and 2010, and for each of the three years in the period ended December 31, 2010 included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The offices of PricewaterhouseCoopers Zhong Tian CPAs Limited Company are located at 26th Floor, Office Tower A, Beijing Fortune Plaza, 7 Dongsanhuan Zhong Road, Chaoyang District, Beijing 100020, PRC.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form F-1 and a registration statement on Form F-6, including relevant exhibits and schedules under the Securities Act, covering the ordinary shares represented by the ADSs offered by this prospectus, as well as the ADSs. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the ADSs and the ordinary shares represented by the ADSs. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

        Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

        The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

 CONVENTIONS THAT APPLY TO THIS PROSPECTUS

        Unless otherwise indicated, information in this prospectus assumes that the underwriters have not exercised their over-allotment option to purchase up to 1,065,000 additional ADSs representing 1,597,500 ordinary shares from the selling shareholders and assumes that there has been no vesting of options to purchase ordinary shares granted to our executive officers and employees.

        Except where the context otherwise requires and for purpose of this prospectus only:

  •
  "we," "us," "our company" and "our" refer to Jiayuan, and, unless the context requires otherwise, its subsidiaries, Shanghai Huaqianshu, Beijing Huaqianshu, Xique and Jiayuan Shanghai Center;

  •
  "our PRC companies" refers to our PRC subsidiaries and our PRC operating companies;

  •
  "our PRC operating companies" refers to Shanghai Huaqianshu, Beijing Huaqianshu and Xique;

  •
  "our PRC subsidiaries" refers to Shanghai Miyuan and Beijing Miyuan;

  •
  "China" or "PRC" refers to the People's Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong and Macau;

  •
  "shares" or "common shares" refers to our ordinary shares, par value US$0.001 per share;

  •
  "preferred shares" or "Series A preferred shares" refers to our Series A convertible and redeemable preferred shares, par value US$0.001 per share;

  •
  "ADRs" refers to the American depositary receipts, which, if issued, evidence our ADSs;

  •
  "ADSs" refers to our American depositary shares, every two of which represent three ordinary shares;

  •
  "registered users" refers to users who have completed the registration process on our Jiayuan.com website;

  •
  "registered user accounts" refers to accounts set up by registered users, including registered users who may have set up more than one account;

  •
  "active user accounts" refers to registered user accounts through which registered users have logged-in to our Jiayuan.com website at least once within a calendar month in the case of user accounts registered in prior months, or on at least two separate days within a calendar month, including the day of completion of the registration process, in the case of user accounts newly registered in the calendar month; and

  •
  "paying user accounts" refers to registered user accounts through which registered users have paid for at least a single message fee or periodic subscription fee or purchased a value-added service within a calendar month.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Jiayuan.com International Ltd.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' deficit and comprehensive loss and income and of cash flows present fairly, in all material respects, the financial position of Jiayuan.com International Ltd. and its subsidiaries (collectively, the "Company") at December 31, 2008, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Beijing, the People's Republic of China
March 8, 2011, except for Note 19(c), (e) and (f), which are as of April 20, 2011

JIAYUAN.COM INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2008, 2009 and 2010
(All amounts in thousands, except share and per share data)

	December 31,
	2008	2009	2010	2010	2010	2010
	RMB	RMB	RMB	US$	RMB	US$
				(Note 3(c))	Pro-forma (Note 15) (Unaudited)	(Note 3(c)) Pro-forma (Note 15) (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	16,081	11,421	19,388	2,938	19,388	2,938
Short-term deposits	26,000	58,000	116,000	17,576	116,000	17,576
Accounts receivable, net	3,954	3,422	5,631	853	5,631	853
Amounts due from a related party	3	168	1,000	152	1,000	152
Deferred tax assets	—	—	1,231	187	1,231	187
Prepaid expenses and other current assets	4,617	3,396	5,979	906	5,979	906

Total current assets	50,655	76,407	149,229	22,612	149,229	22,612
Non-current assets:
Property and equipment, net	3,862	4,165	15,029	2,277	15,029	2,277

Total assets	54,517	80,572	164,258	24,889	164,258	24,889

LIABILITIES
Current liabilities:
Accounts payable	—	—	1,194	181	1,194	181
Deferred revenue	4,660	15,075	55,326	8,383	55,326	8,383
Accrued expenses and other current liabilities	2,153	4,743	12,908	1,956	12,908	1,956
Income tax payable	—	5,748	15,151	2,296	15,151	2,296
Amounts due to a related party	—	—	993	150	993	150
Dividend payable (Note 11)	—	—	—	—	24,080	3,648

Total current liabilities	6,813	25,566	85,572	12,966	109,652	16,614

Total liabilities	6,813	25,566	85,572	12,966	109,652	16,614

Commitments and contingencies (Note 16)
Series A redeemable convertible preferred shares (US$0.001 par value; 9,566,667 shares authorized, issued and outstanding as of December 31, 2008, 2009 and 2010, respectively) (none outstanding on a pro-forma basis as of December 31, 2010 (Unaudited))	79,795	87,694	93,559	14,176	—	—
SHAREHOLDERS' (DEFICIT)/EQUITY
Ordinary shares (US$0.001 par value; 40,433,333 shares authorized as of December 31, 2008, 2009 and 2010, respectively; 27,272,727 shares issued and outstanding as of December 31, 2008, 2009 and 2010, respectively; 36,839,394 shares issued and outstanding on a pro-forma basis as of December 31, 2010 (Unaudited))	210	210	210	32	276	42
Additional paid-in capital	—	—	—	—	69,413	10,518
Statutory reserves	—	—	392	59	392	59
Accumulated deficit	(37,811)	(38,485)	(23,887)	(3,619)	(23,887)	(3,619)
Foreign currency translation adjustments	5,510	5,587	8,412	1,275	8,412	1,275

Total shareholders' (deficit)/equity	(32,091)	(32,688)	(14,873)	(2,253)	54,606	8,275

Total liabilities, redeemable convertible preferred shares and shareholders' (deficit)/equity	54,517	80,572	164,258	24,889	164,258	24,889

The accompanying notes are an integral part of these consolidated financial statements.

JIAYUAN.COM INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2008, 2009 and 2010
(All amounts in thousands, except share and per share data)

	Years ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
				(Note 3(c))
Net revenues	27,625	63,894	167,589	25,392
Cost of revenues	(21,353)	(28,448)	(61,049)	(9,250)

Gross profit	6,272	35,446	106,540	16,142
Operating expenses:
Selling and marketing expenses	(14,677)	(16,574)	(57,867)	(8,767)
General and administrative expenses	(5,872)	(8,631)	(24,338)	(3,685)
Research and development expenses	—	(8)	(381)	(58)

Total operating expenses	(20,549)	(25,213)	(82,586)	(12,510)

Operating (loss)/income	(14,277)	10,233	23,954	3,632

Interest income, net	734	1,189	1,876	284
Foreign currency exchange losses, net	(299)	(3)	—	—
Other (expense)/income, net	(19)	6	898	134

(Loss)/income before income tax	(13,861)	11,425	26,728	4,050
Income tax expenses	—	(5,748)	(10,011)	(1,517)

Net (loss)/income attributable to Jiayuan.com International Ltd.	(13,861)	5,677	16,717	2,533

Accretion of redeemable convertible preferred shares	(7,504)	(7,976)	(8,690)	(1,317)
Income allocated to participating preferred shareholders	—	(5,677)	(16,717)	(2,533)

Net loss attributable to ordinary shareholders	(21,365)	(7,976)	(8,690)	(1,317)

Net loss per share:
Basic	(0.78)	(0.29)	(0.32)	(0.05)
Diluted	(0.78)	(0.29)	(0.32)	(0.05)
Weighted average shares used in calculating net loss per share, basic	27,272,727	27,272,727	27,272,727	27,272,727
Weighted average shares used in calculating net loss per share, diluted	27,272,727	27,272,727	27,272,727	27,272,727

The accompanying notes are an integral part of these consolidated financial statements.

JIAYUAN.COM INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT
AND COMPREHENSIVE LOSS AND INCOME

For the years ended December 31, 2008, 2009 and 2010

(All amounts in thousands, except share data)

	Ordinary shares					Foreign currency translation adjustments
			Additional paid-in capital	Statutory reserves	Accumulated deficit		Total shareholders' deficit	Total comprehensive (loss)/income
	Shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2008	27,272,727	210	7,301	—	(23,892)	1,874	(14,507)	—
Net loss	—	—	—	—	(13,861)	—	(13,861)	(13,861)
Share-based compensation	—	—	145	—	—	—	145	—
Accretion of redeemable convertible preferred shares	—	—	(7,446)	—	(58)	—	(7,504)	—
Foreign currency translation adjustments	—	—	—	—	—	3,636	3,636	3,636

Balance as of December 31, 2008	27,272,727	210	—	—	(37,811)	5,510	(32,091)	(10,225)
Net income	—	—	—	—	5,677	—	5,677	5,677
Share-based compensation	—	—	1,625	—	—	—	1,625	—
Accretion of redeemable convertible preferred shares	—	—	(1,625)	—	(6,351)	—	(7,976)	—
Foreign currency translation adjustments	—	—	—	—	—	77	77	77

Balance as of December 31, 2009	27,272,727	210	—	—	(38,485)	5,587	(32,688)	5,754
Net income	—	—	—	—	16,717	—	16,717	16,717
Share-based compensation	—	—	6,963	—	—	—	6,963	—
Appropriation to statutory reserves	—	—	—	392	(392)	—	—	—
Accretion of redeemable convertible preferred shares	—	—	(6,963)	—	(1,727)	—	(8,690)	—
Foreign currency translation adjustments	—	—	—	—	—	2,825	2,825	2,825

Balance as of December 31, 2010	27,272,727	210	—	392	(23,887)	8,412	(14,873)	19,542

The accompanying notes are an integral part of these consolidated financial statements.

JIAYUAN.COM INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2008, 2009 and 2010

(In thousands)

	Years ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
				(Note3(c))
Cash flows from operating activities
Net (loss)/income	(13,861)	5,677	16,717	2,533

Adjustments to reconcile net (loss)/income to net cash (used in)/provided by operating activities:
Depreciation and amortization	1,998	2,415	3,939	597
Share-based compensation	145	1,625	6,963	1,055
Foreign currency exchange losses, net	299	3	—	—
Deferred taxation	—	—	(1,231)	(187)
Others	42	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(3,637)	532	(2,209)	(335)
Amounts due from a related party	(3)	(165)	(832)	(126)
Prepaid expenses and other current assets	(1,729)	1,221	(2,583)	(391)
Deferred revenue	4,538	10,415	40,251	6,099
Amounts due to a related party	—	—	993	150
Accrued expenses and other current liabilities	1,042	2,590	8,165	1,237
Income tax payable	—	5,748	9,403	1,425

Net cash (used in)/provided by operating activities	(11,166)	30,061	79,576	12,057

Cash flows from investing activities
Placement of short-term deposits	(26,000)	(58,000)	(116,000)	(17,576)
Maturity of short-term deposits	—	26,000	58,000	8,788
Purchase of property, plant and equipment	(2,536)	(2,718)	(13,609)	(2,062)
Proceeds from disposal of property, plant and equipment	2	—	—	—

Net cash used in investing activities	(28,534)	(34,718)	(71,609)	(10,850)

Cash flows from financing activities
Proceeds from issuance of Series A redeemable convertible preferred shares	212	—	—	—

Net cash provided by financing activities	212	—	—	—

Effect of exchange rate changes on cash and cash equivalents	(1,901)	(3)	—	—

Net (decrease)/increase in cash and cash equivalents	(41,389)	(4,660)	7,967	1,207
Cash and cash equivalents at beginning of year	57,470	16,081	11,421	1,731

Cash and cash equivalents at end of year	16,081	11,421	19,388	2,938

Supplemental disclosure of cash flow information
Income tax paid	—	—	(1,839)	(279)

The accompanying notes are an integral part of these consolidated financial statements.

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data, unless otherwise stated)

1.     Principal Activities and Organization

a)    Principal activities

        Jiayuan.com International Ltd. ("Jiayuan", or the "Company"), through its subsidiaries, its variable interest entities ("VIEs"), and VIE's subsidiary (collectively, the "Group"), is principally engaged in operating an online dating platform in the People's Republic of China (the "PRC" or "China") through its website Jiayuan.com. The Group also hosts events and performs customized matchmaking services to help individuals find suitable partners.

b)    Organization

        The Company was incorporated in the Cayman Islands on September 29, 2010.

        Prior to February 2007, the Group's business was operated through its PRC domestic company, Shanghai Huaqianshu Information Technology Co., Ltd. ("Shanghai HQS"), which was directly or indirectly, owned or controlled by Ms. Haiyan Gong, Mr. Yongqiang Qian, Mr. Xu Liu, and Ms. Jing Yang (the "Founding Shareholders").

        In February 2007, the Group undertook reorganization (the "First Reorganization") prior to the issuance of Series A redeemable convertible preferred shares ("Series A Preferred Shares") to certain institutional investors (the "Investors"). The First Reorganization was necessary to comply with PRC laws and regulations which prohibit or restrict foreign ownership of companies that provide Internet content services in the PRC where licenses are required.

        In connection with the First Reorganization, the Founding Shareholders established Harper Capital Inc., an investment holding company under the laws of the British Virgin Islands (the "BVI Company"). Subsequently in May 2007, the BVI Company established Miyuan (Shanghai) Information Technology Co., Ltd. ("Shanghai Miyuan") as a wholly-owned foreign enterprise in the PRC.

        By entering into a series of agreements among the Founding Shareholders, Shanghai HQS and Shanghai Miyuan, Shanghai HQS became a variable interest entity ("VIE") of Shanghai Miyuan and consequently, Shanghai Miyuan became the primary beneficiary of Shanghai HQS (see Note 2).

        Upon completion of the First Reorganization in February 2007, the BVI Company issued 27,272,727 ordinary shares to the Founding Shareholders at par value. In May 2007, upon the closing of the Series A Preferred Shares financing, the Company issued 9,566,667 Series A Preferred Shares to the Investors for US$10,000 (approximately RMB76,551).

        On October 5, 2010, Jiayuan Hong Kong Corporation Ltd. ("Jiayuan Hong Kong") was incorporated as a subsidiary of the BVI Company for the purpose of international business operations and overseas investment holding. On October 15, 2010, the BVI Company entered into an agreement whereby the BVI Company's transferred 100% of its ownership in Shanghai Miyuan to Jiayuan Hong Kong. As of December 31, 2010, this agreement was still subject to PRC regulatory approvals.

        On November 26, 2010, Beijing Shiji Xique Information Technology Co., Ltd. ("Xique") and Beijing Huaqianshu Information Technology Co., Ltd. ("Beijing HQS") were incorporated in the PRC. The paid-in capital of these entities were funded by the Company, and they were established to facilitate the Group's operation and business expansion plans.

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share and per share data, unless otherwise stated)

        On December 3, 2010, Shanghai HQS established Shanghai Shiji Jiayuan Matchmaking Services Center ("Jiayuan Shanghai Center") for the purposes of conducting events organization and matchmaking services.

        On January 26, 2011, pursuant to a share swap agreement, all the then existing shareholders of the BVI Company exchanged their respective shares, including the Series A Preferred Shares, of the BVI Company for equivalent classes of shares of the Company on a 1 for 1 basis (the "Second Reorganization"). As a result, the BVI Company became a wholly-owned subsidiary of the Company.

        On January 26, 2011, the Company incorporated Beijing Miyuan Information Technology Co., Ltd. ("Beijing Miyuan") as a wholly-owned foreign enterprise in the PRC. On February 17, 2011, Beijing Miyuan, Beijing HQS, Xique and their shareholders entered into a series of contractual agreements (see Note 2) which completed the Second Reorganization.

c)     Subsidiaries and VIEs

        As of December 31, 2010, the Company's subsidiaries, VIEs and VIE's subsidiary included the following entities:

Name	Date of incorporation or establishment	Place of incorporation or establishment /operations	Percentage of direct or indirect economic ownership	Principal activities
Subsidiaries Harper Capital Inc. ("BVI Company")	February 6, 2007	British Virgin Islands	100%	Investment holding
Miyuan (Shanghai) Information Technology Co., Ltd. ("Shanghai Miyuan")	April 27, 2007	PRC	100%	Investment holding and consulting services
Jiayuan Hong Kong Corporation Limited ("Jiayuan Hong Kong")	October 5, 2010	Hong Kong	100%	Investment holding and overseas online dating services
Variable interest entities ("VIEs") Shanghai Huaqianshu Information Technology Co., Ltd. ("Shanghai HQS")	April 6, 2004	PRC	100%	Online dating services
Beijing Huaqianshu Information Technology Co., Ltd. ("Beijing HQS")	November 26, 2010	PRC	100%	Online dating services

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share and per share data, unless otherwise stated)

Name	Date of incorporation or establishment	Place of incorporation or establishment /operations	Percentage of direct or indirect economic ownership	Principal activities
Beijing Shiji Xique Information Technology Co., Ltd. ("Xique")	November 26, 2010	PRC	100%	Online wedding planning services
VIE's subsidiary Shiji Jiayuan Matchmaking Services Center ("Jiayuan Shanghai Center")	December 3, 2010	PRC	100%	Events and matchmaking services

d)    Liquidity

        The Group incurred net loss of approximately RMB13,861 for the year ended December 31, 2008 and generated net income of approximately RMB5,677 and RMB16,717 for the year ended December 31, 2009 and 2010, respectively. The net cash used in operating activities was approximately RMB11,166 for the year ended December 31, 2008 and the net cash provided by operating activities was approximately RMB30,061 and RMB79,576 for the year ended December 31, 2009 and 2010, respectively. Accumulated deficit was RMB37,811, RMB38,485 and RMB23,887 as of December 31, 2008, 2009 and 2010, respectively.

        The Group assesses its liquidity by its ability to generate cash to fund its operations, its ability to attract investors and borrow funds. Historically, the Group has relied principally on both operational sources of cash, as well as non-operational sources of financing, from Investors, to fund its operations. The Group's ability to continue as a going concern is dependent on management's ability to successfully execute its business plan, which includes increasing revenues while controlling operating costs and expenses, as well as, generating operational cash flows, and continued support from outside sources of financing. The Group believes its current cash and short-term deposits balance will be sufficient to meet the Group's operating cash flow for the period of twelve months from the balance sheet date. In addition, if the Company successfully completed a qualified initial public offering ("Qualified IPO", see Note 11) before May 14, 2012, thereby triggering the automatic conversion feature of the Series A Preferred Shares, the probability of cash outflow from exercise of the Series A Preferred Shares' redemption feature would be further eliminated. Based on the above considerations, the Group's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

2.     Variable Interest Entities

        To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provides internet content, the Company provides its services through Shanghai HQS, Beijing HQS and Xique which holds the licenses and approvals to provide internet content in the PRC. The Company also provides certain matchmaking services through Jiayuan Shanghai Center which holds the licenses and approvals to provide matchmaking services in Shanghai, PRC. The Company obtained substantial ability to control Shanghai HQS and its subsidiary, Jiayuan Shanghai Center, through a series of contractual agreements entered into among Shanghai Miyuan, Shanghai HQS, and its

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share and per share data, unless otherwise stated)

shareholders. The Company also obtained substantial ability to control Beijing HQS and Xique through a series of contractual agreements entered into between Beijing Miyuan, Beijing HQS, Xique and their respective shareholders.

        The Group adopted Financial Accounting Standard Board (the "FASB") guidance on consolidating variable interest entities which require certain variable interest entities to be consolidated by the primary beneficiary of the entity. Management evaluated the relationships among Shanghai Miyuan, Shanghai HQS, and its shareholders and concluded that Shanghai Miyuan is the primary beneficiary of Shanghai HQS as Shanghai Miyuan is entitled to substantially all the economic risks and rewards of Shanghai HQS, and has the power to direct the activities that most significantly impact Shanghai HQS and its subsidiary, Jiayuan Shanghai Center's economic performance. Management also evaluated the relationships between Beijing Miyuan, Beijing HQS, Xique and their respective shareholders and concluded that Beijing Miyuan is the primary beneficiary of Beijing HQS and Xique. Through the contractual arrangements, Beijing Miyuan is entitled to substantially all the economic risks and rewards, and has the power to direct the activities that most significantly impact the economic performance of Beijing HQS and Xique. As a result, Shanghai HQS and its subsidiary, Jiayuan Shanghai Center, Beijing HQS, and Xique's results of operations, assets and liabilities have been included in the Group's consolidated financial statements.

        As of December 31, 2010, the total assets of the consolidated VIEs were RMB165,475, mainly comprising cash and cash equivalents, short-term deposits and prepaid expenses and other current assets. As of December 31, 2010, the total liabilities of the consolidated VIEs were RMB157,554, mainly comprising deferred revenue, and accrued expenses and other current liabilities. There is no VIEs where the Company has variable interest but is not the primary beneficiary.

        Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore the Company considers that there is no asset of a consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital of the VIEs amounting to a total of RMB12,500 as of December 31, 2010. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs, which consisted of accounts payable of RMB1,194, deferred revenue of RMB55,326, accrued expenses and other current liabilities of RMB12,361, income tax payable of RMB14,369 and inter-company payables of RMB74,304, totalled RMB157,554. Currently there is no contractual arrangement that could require the Company to provide additional financial support to the consolidated VIEs. As the Company is conducting certain business in the PRC mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

a)    Contractual arrangements with Shanghai HQS and its respective shareholders

        The Company's relationships with Shanghai HQS and its shareholders are governed by the following contractual arrangements:

Exclusive technology license and service agreement

        Under the exclusive technology license and service agreement entered into between Shanghai Miyuan and Shanghai HQS on May 10, 2007, Shanghai Miyuan has the exclusive right to provide to Shanghai HQS services including software and hardware licenses, technology support, technology

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share and per share data, unless otherwise stated)

consulting services and other services related to the business operation of Shanghai HQS. As consideration for such services, Shanghai HQS agrees to pay Shanghai Miyuan services fees equal to a certain percentage of their annual revenues as agreed by the parties from time to time. The agreement between Shanghai Miyuan and Shanghai HQS was amended and restated on January 25, 2011, upon which no terms or conditions were changed or altered except that the duration of agreement was extended and will expire on January 25, 2021. Except the mutual agreement upon early termination by both parties in writing, the terms of this agreement will be automatically extended for ten years.

Loan agreement

        Pursuant to the loan agreement entered into between Shanghai Miyuan and the shareholders of Shanghai HQS, Shanghai Miyuan granted an interest-free loan of US$1,200 to the shareholders of Shanghai HQS, which shall only be used for Shanghai HQS' working capital. The loan is repayable on demand. If Shanghai HQS' shareholders intends to voluntarily repay the loan in whole or in part, Shanghai Miyuan or its designee may acquire a proportionate amount of the equity interests of Shanghai HQS from Shanghai HQS' shareholders for a purchase price equal to the principal amount of the repaid loan. The loan has been eliminated upon the consolidation of Shanghai HQS.

Exclusive equity transfer option agreement

        Under the exclusive equity transfer option agreement among the Shanghai HQS, its shareholders and Shanghai Miyuan, Shanghai Miyuan has an exclusive option to purchase, or designate another qualified individual or entity to purchase, to the extent permitted by PRC law, part or all of the equity interest in Shanghai HQS owned by its shareholders. The purchase price for the entire equity interest of Shanghai HQS shall be the proportionate amount of the registered capital owned by such shareholders or an amount agreed by the parties in writing, provided that, in case of any compulsory requirement by then PRC law, the purchase price shall be the minimum price permitted by applicable PRC law. This agreement was amended and restated on January 25, 2011, upon which no terms or conditions of this agreement was changed or altered. The exclusive equity transfer option agreement remains in effect until the completion of the transfer of all the shares in accordance with this agreement.

Voting rights entrustment agreement

        Under the voting rights entrustment agreement among Shanghai Miyuan, Shanghai HQS and its shareholders, the Shanghai HQS' shareholders grant Shanghai Miyuan or its designated qualified individual or entity the right to exercise all the voting rights as provided under its then articles of association. This agreement was amended and restated on January 25, 2011, upon which no terms or conditions were changed or altered except that the duration of the agreement was extended and will expire on January 25, 2021. Except for mutual agreement on early termination by both parties in writing or any termination arising from Shanghai HQS or the Nominee Shareholders' mutual breach of obligations thereunder, the term of the voting rights entrustment agreement will be automatically extended for ten years.

Equity pledge agreement

        Pursuant to the equity pledge agreement between Shanghai Miyuan and its shareholders, the Shanghai HQS' shareholders pledge all of their equity interest in Shanghai HQS to Shanghai Miyuan to

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share and per share data, unless otherwise stated)

secure their obligations under the loan agreement, the exclusive equity transfer option agreement and the voting rights entrustment agreement as well as Shanghai HQS' obligations under the exclusive technology license and service agreement, each as described above. This agreement was amended and restated on January 25, 2011, upon which no terms or conditions of this agreement was changed or altered. The equity pledge agreement will expire when Shanghai HQS and its shareholders have fully performed their obligations under the agreements described above.

b)    Contractual arrangements with Jiayuan Shanghai Center and Shanghai HQS

Exclusive technology license and service agreement

        Under the exclusive technology license and service agreement entered into between Jiayuan Shanghai Center and Shanghai Miyuan on January 25, 2011, Shanghai Miyuan has the exclusive right to provide services including software and hardware licenses, technology support, technology consulting services, and other services related to the business operation of Jiayuan Shanghai Center. As consideration for such services, Jiayuan Shanghai Center agrees to pay Shanghai Miyuan services fees equal to a certain percentage of their annual revenues as agreed by the parties from time to time. The agreement will expire on January 25, 2021, and, except by the mutual agreement upon early termination by the parties in writing, the terms of this agreement shall be automatically extended for ten years.

Cooperative operation agreement

        Pursuant to the cooperative operation agreement entered into among Shanghai Miyuan, Shanghai HQS and Jiayuan Shanghai Center on January 25, 2011, in order to ensure Jiayuan Shanghai Center's ability to make payments to Shanghai Miyuan under an exclusive technology license and service agreement, Shanghai HQS agrees to appoint designees of Shanghai Miyuan as members of the management committee and key employees of Jiayuan Shanghai Center upon the request of Shanghai Miyuan. This agreement will expire on January 24, 2021 and, unless terminated early by Shanghai Miyuan, the term will be automatically extended for ten years.

c)     Contractual arrangements with Beijing HQS, Xique and their respective shareholders

        The Company's relationships with Beijing HQS, Xique and their respective shareholders are governed by the following contractual arrangements:

Exclusive technology license and service agreements

        Under the exclusive technology license and service agreements between Beijing Miyuan, Beijing HQS and Xique, Beijing Miyuan has the exclusive right to provide software and hardware licenses, technology support and professional training, technology consulting services, and other services related to the business operation of Beijing HQS and Xique. As consideration for such services, Beijing HQS and Xique agrees to pay Beijing Miyuan services fees equal to a certain percentage of their annual revenues as agreed by the parties from time to time. The agreements will expire on February 16, 2021 and, except by the mutual agreement upon early termination by the parties in writing, the terms of this agreements will be automatically extended for ten years.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share and per share data, unless otherwise stated)

Loan agreements

        Pursuant to the loan agreements between Beijing Miyuan and the shareholders of Beijing HQS and Xique, Beijing Miyuan granted an interest-free loan of RMB 1.0 million and RMB 1.0 million to the shareholders of Beijing HQS and Xique, respectively. The loans are repayable on demand. If the shareholders intend to voluntarily repay the loans in whole or in part, or if Beijing Miyuan requires the shareholders to repay the loans, Beijing Miyuan or its designee may acquire a proportionate amount of the equity interests of Beijing HQS or Xique from their respective shareholders for a purchase price equal to the principal amount of the loans. The loans have been eliminated upon the consolidation of Beijing HQS and Xique.

Exclusive equity transfer option agreements

        Under the exclusive equity transfer option agreements entered into between Beijing HQS, Xique, their respective shareholders and Beijing Miyuan, Beijing Miyuan has an exclusive option to purchase, or designate another qualified individual or entity to purchase, to the extent permitted by PRC law, part or all of the equity interest in Beijing HQS and Xique owned by their respective shareholders. The purchase price for the entire equity interest of Beijing HQS and Xique shall be the proportionate amount of the registered capital owned by such shareholders or an amount agreed by the parties in writing, provided that, in case of any compulsory requirement by then PRC law, the purchase price shall be the minimum price permitted by applicable PRC law. The exclusive equity transfer option agreements remain in effect until the completion of the transfer of all the shares in accordance with this agreement.

Voting rights entrustment agreements

        Under the voting rights entrustment agreements entered into among Beijing Miyuan, Beijing HQS, Xique and their respective shareholders, the shareholders of Beijing HQS and Xique have granted a PRC citizen, as agreed by Beijing Miyuan, the right to exercise all their voting rights as shareholders of Beijing HQS and Xique under its then-effective articles of association. The shareholders' voting rights entrustment agreement shall remain effective until February 16, 2021, and except by mutual agreement upon early termination by the parties in writing or any termination arising from Beijing HQS and Xique or their shareholders' material breach of obligations thereunder, the term of the voting rights entrustment agreements will be automatically extended for ten years.

Equity pledge agreements

        Pursuant to the equity pledge agreements entered into between Beijing Miyuan, Beijing HQS, Xique and its respective shareholders, Beijing HQS' and Xique's respective shareholders pledge their equity interest in Beijing HQS and Xique to Beijing Miyuan to secure such shareholders' obligations under the loan agreements, the shareholders voting rights entrustment agreements and the exclusive equity transfer option agreements as well as Beijing HQS' and Xieque's obligations under the exclusive technology license and service agreements, each as described above. The equity pledge agreements will expire when Beijing HQS, Xique and their shareholders have fully performed their obligations under the agreements described above.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share and per share data, unless otherwise stated)

3.     Summary of Significant Accounting Policies

a)    Basis of presentation and consolidation

        The Group's consolidated financial statements include the financial statements of the Company, its subsidiaries and its VIEs for which the Company is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and its VIEs have been eliminated upon consolidation. The consolidated financial statements have been prepared on a historical cost basis to reflect the financial position and results of operations of the Group in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

        The First Reorganization and the Second Reorganization as described in Note 1 has been accounted for as reorganizations of businesses under common control in a manner similar to a pooling of interests as all entities under the First Reorganization and the Second Reorganization are under common control. The accompanying consolidated statements of operations and consolidated statements of cash flows include the results of operations and cash flows of the Group as if the current group structure had been in existence throughout the years ended December 31, 2008, 2009 and 2010, or since their respective dates of incorporation. The accompanying consolidated balance sheets have been prepared to present the financial position of the Group as of December 31, 2008, 2009 and 2010 as if the current group structure had been in existence as of these dates.

        A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting powers, or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

        A VIE is an entity in which the Company, or its subsidiary, through contractual agreements, has controlling financial interest of the entity. The Company or its subsidiary is considered to be the primary beneficiary if the Company or its subsidiary has the power to direct the activities that most significantly impact the VIEs' economic performance.

        In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to Shanghai HQS, Beijing HQS, Xique and Jiayuan Shanghai Center's economic performance, including the power to appoint senior management, right to direct company strategy, power to approve capital expenditure budgets, and power to establish and manage ordinary business operation procedures and internal regulations and systems.

b)    Use of estimates

        The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of the assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

        Significant accounting estimates reflected in the Group's consolidated financial statements mainly include the useful lives of property and equipment, property and equipment impairment assessment, allowance for doubtful accounts, valuation allowance of deferred tax assets, relative values of revenue elements of service packages and customer loyalty points, estimation of payments collected by wireless value-added services ("WVAS") partners and determination of share-based compensation expenses. In

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share and per share data, unless otherwise stated)

addition, the Group uses assumptions in the valuation model to estimate the fair value of share options granted and Series A Preferred Shares issued. The Group bases its estimates of the carrying value of certain assets and liabilities on the historical experience and on other various factors that it believes to be reasonable under the circumstances, when the carrying values are not readily available from other sources.

c)     Convenience translation

        Translations of balances in the consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows from Renminbi ("RMB") into United States dollars ("US$") as of and for the year ended December 31, 2010 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.6000, representing the rate as certified by the H.10 weekly statistical release of Federal Reserve Board on December 31, 2010. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2010, or at any other rate.

d)    Cash and cash equivalents

        Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks, which have original maturities of three months or less and are readily convertible to known amounts of cash.

e)     Short-term deposits

        Short-term deposits represent time deposits placed with banks with original maturities of more than three months but less than one year. Interest earned is recorded as interest income in the consolidated statements of operations during the periods presented.

f)     Accounts receivable and allowance for doubtful accounts

        Accounts receivable mainly represents the amounts due from WVAS partners with whom the Group has entered into agreements for users to purchase the services of the Group. An allowance for doubtful debts is provided based on an ageing analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit analysis. The Group also makes a specific allowance if there is evidence showing that the receivable is likely to be irrecoverable, and assesses the probability of recovery on an annual basis. Accounts receivable in the consolidated balance sheet were stated net of such provisions. No allowance for doubtful accounts was charged in the consolidated statement of operations for the years ended December 31, 2008, 2009 and 2010, respectively.

g)     Property and equipment

        Property and equipment is stated at cost less accumulated depreciation and impairment. Depreciation is provided on a straight-line basis over the following estimated useful lives:

Estimated useful lives
Computer and software	3 years
Furniture, fixture and other equipment	3 years
Leasehold improvements	Shorter of lease term or estimated useful lives of assets

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share and per share data, unless otherwise stated)

        Repairs and maintenance expenditures, which are not considered improvements and do not extend the useful life of the property and equipment, are expensed as incurred. Gains and losses from the disposal of property and equipment are included in (loss)/income from operations.

h)    Impairment of long-lived assets

        The carrying amount of long-lived assets is reviewed for impairment whenever events or changes in the circumstances indicate that the carrying value of an asset may not be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying amount of assets to the estimated future undiscounted cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flow is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for any of the periods presented.

i)     Revenue recognition and deferred revenue

        Revenue is recognized when persuasive evidence of an arrangement exists, service has been rendered, the price is fixed or determinable and collection is reasonably assured. Revenue is deferred until these criteria are met as described below.

        In October 2009, the FASB issued a new guidance to address the accounting for multiple-deliverable arrangements. This new guidance is effective prospectively in fiscal years beginning upon or after June 15, 2010, and early adoption is permitted. The Group has elected to early adopt this new guidance through a retrospective application to all revenue arrangements for all periods presented in the financial statements.

        Revenues presented in the consolidated statement of operations include revenues from online services, events and VIP services and other services.

Online services revenue

        The Company offers two types of online services through the Jiayuan.com website, including message exchanging services and value-added services. Users prepay for virtual stamps which can be used as consideration for the online services. The Company charges for message exchanging services when one registered user initiates contact with another registered user via the website, and either the sender or recipient may pay for the service. Subsequently, the Company does not charge for any message exchanges between the same two users. Based on the Company's historical data, the average exchange between two users on the Jiayuan.com website lasts 3.5 days. The Company believes that users place the most value on the initial connection, and that users are interested in further interactions exchange personal contact information to communicate with each other directly. The Company also offers value-added online services, including sending virtual gifts, improved search rankings and online chatting.

        The Company has adopted two primary fee models for the online services: a pay-per-use model and a periodic subscription model. Online services offered under the pay-per-use model includes message sending or receiving, sending virtual gifts and improved search rankings for the duration of one day. As the Company provides these services within a short period of time, revenue is recognized when the virtual stamps are used and services are rendered. If the communication patterns of the users

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share and per share data, unless otherwise stated)

change, the timing of the Company's revenue recognition for these services may be impacted and revenue may be deferred and recognized over a longer period. Virtual stamps purchased by users that have yet to be used are initially recorded as deferred revenue.

        Under the periodic subscription model, users pay a fixed subscription fee for certain services which are delivered over a predetermined subscription period. Online services offered under the subscription model include sending multiple messages a day, reading unlimited number of messages, improved search rankings for a period longer than a day, unlimited online chatting and premium user subscriptions. Fees for subscription services are collected upfront and initially recognized as deferred revenue, and revenue is recognized proportionately over the applicable subscription periods as services are rendered.

        Virtual stamps can be purchased through the Group's website, and cash is collected directly through online payment platforms or through the Group's WVAS partners. The Group's WVAS partners offer payment method by charging services to the customer's telephone bills, collects payment from the users and remits the cash to the Group after payment is collected. Due to the time lag between when the services are rendered and billing statements are provided by the WVAS partners, revenues from virtual stamps sold through such channel is estimated based on the Group's internal billing records. The Group adjusts its revenue recognition for prior periods' confirmation rates and prior periods' discrepancies between internally estimated revenues and actual revenues confirmed by the WVAS partners. There were no significant difference between the Group's estimates and the WVAS partners' billing statements for all the periods presented.

        Revenues from virtual stamps sold through the WVAS partners are recognized on a gross basis as the Group is considered the primary obligor in the arrangements. The Group is also responsible for designing, developing and implementing the online services, and bears credit risks associated with uncollectible fees. In addition, the Group determines the price and the WVAS partners earn only a fixed percentage of commission fees. The amounts attributed to the WVAS partners are determined pursuant to the arrangements between the Group and the WVAS partners, and are recognized as costs of revenue.

Events and VIP services revenue

        The Group earns revenue from organizing and hosting events, including speed-dating, dance parties, and other social events for its users. Tickets are generally sold at the events, and revenue is recognized upon the conclusion of the events when services have been rendered. For certain events where tickets are prepaid by the users, prepaid fees are initially recorded as deferred revenue and revenue is recognized upon the completion of the events.

        The Group also provides customized dating services (the "VIP Services") to individual users, which generally consist of unlimited access to certain online services, tickets to a number of events, and personalized communications, providing detailed background checks, dating and relationship consultation and advice and search services provided by the Group's customer service representatives in a specified contractual period. The Group provides various VIP Services throughout the contract period on an as-needed basis. When the Group enters into a customized service contract with an individual user, the Group is unable to determine or estimate the volume of each separate service to be provided to the particular user. Different types of services under such customised bundled contracts are to be provided gradually over the contract period, and as such, the Group accounts for the VIP Services as a single unit of accounting on a contract basis. Payments for VIP Services are collected upfront and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share and per share data, unless otherwise stated)

initially recorded as deferred revenue, and revenue is recognized ratably over the contract service period.

        Contracts for VIP Services may be terminated at any time at the user's sole discretion during the contractual period. It is the Group's policy to refund 80% of the contract payment to the user only if termination takes place within the initial seven days. The Group recognizes all deferred revenue remaining, after deducting the cash refund, if any, from the contract at the time of termination.

Other services revenue

        Other services revenue mainly represents advertising revenues, which are principally derived from online advertising arrangements that allow advertisers to place advertisements on particular areas of the Group's website, in particular formats and over a specified period of time. Advertising contracts are signed to establish the fixed price and advertising services to be provided, and payment is collected upfront and initially recognized as deferred revenue. Advertising revenues from online advertising arrangements are recognized on a straight-line basis over the contractual period.

j)     Customer loyalty program

        Registered users earn loyalty points based on their activities on the Group's website and/or purchase of online services, which can be used to redeem online services once a minimum number of points have been accumulated. The Group considers loyalty points awarded for purchase of online services to be part of its revenue generating activities, and such arrangements are considered to have multiple elements. Under the applicable guidance, total consideration is allocated to the purchased services and loyalty points based on the relative selling price of the purchased services and redeemable services. In determining the best estimated selling price of each loyalty point, the Group considered the selling price of the underlying services if they were not redeemed using loyalty points and the average number of loyalty points needed to redeem each type of service. Consideration allocated to the loyalty points is initially recorded as deferred revenue, and revenue is recognized when the points are redeemed and services are rendered. As of December 31, 2010, the loyalty points did not have an expiration date.

        For the years ended December 31, 2008, 2009 and 2010, revenue recognized from loyalty points amounted to RMBnil, RMB201 and RMB1,256, respectively. Deferred revenue recognized in relation to the customer loyalty program amounted to RMBnil, RMB1,897 and RMB4,499 for the years ended December 31, 2008, 2009 and 2010, respectively.

k)    Cost of revenues

        Cost of revenues primarily consists of network costs, commission fees paid to the WVAS partners for money collection, salaries and wages, depreciation of property and equipment, and rental expenses of premises and facilities.

l)     Barter transaction

        The Group enters into cooperative promotional agreements, which represent advertising-for-advertising transactions. Under the applicable guidance, such barter transactions should be recorded at fair value only if the value of advertising surrendered in the transaction is determinable

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share and per share data, unless otherwise stated)

within reasonable limits. The Group does not recognize revenue for such barter transactions since the fair value is not determinable for any of the periods presented.

m)   Share-based compensation

        The Company grants share options to eligible employees and directors under a share incentive plan. The awards are measured at the grant date fair value and are recognized as an expense using the graded vesting method, net of estimated forfeiture rate. The Company recognizes awards with service condition terms only over the requisite service period, which is generally the vesting period. For awards with performance conditions, such as awards that vest partly or entirely upon the Company's Initial Public Offering ("IPO"), share-based compensation is recognized based on the probable outcome of the performance conditions.

        The Company also granted share options to non-employees with performance conditions that vest partly or entirely upon the Company's IPO. Under the applicable guidance, recognition of the fair value of performance condition awards would be assessed based on whether the non-employee can control the performance outcome. Where the event that triggers the vesting of the awards is outside the non-employee's control, such as an award that becomes exercisable upon IPO, the "lowest aggregate" fair value guidance would apply. Accordingly, for awards where no subsequent services are required, the fair value of the awards would be recognized upon the completion of the IPO.

n)    Income taxes

        Income taxes are accounted for under the asset and liability method. Deferred income taxes are accounted for using an asset and liability approach which requires the recognition of income taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Group's financial statements or tax returns. Deferred income taxes are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the currently enacted tax rates and laws. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized.

Uncertain tax positions

        The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group's uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of operations. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2008, 2009 and 2010. As of December 31, 2010, the Group did not have any significant unrecognized uncertain tax positions.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share and per share data, unless otherwise stated)

o)    Employee benefit expenses

        All full-time PRC employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the qualified employees' salaries. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group's obligations are limited to the amounts contributed. The Group has no further payment obligations once the contributions have been paid.

        The Group recorded employee benefit expenses of RMB1,594, RMB2,226 and RMB6,630 for the years ended December 31, 2008, 2009 and 2010, respectively.

p)    Statutory reserves

        The Group's subsidiaries, VIEs and VIE's subsidiary established in the PRC are required to make appropriations to certain non-distributable reserve funds.

        In accordance with the laws applicable to China's Foreign Investment Enterprises, the Group's subsidiaries registered as wholly-owned foreign enterprise has to make appropriations from its after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People's Republic of China ("PRC GAAP")) to reserve funds including general reserve fund, and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the company. Appropriation to the staff bonus and welfare fund is at the company's discretion.

        In addition, in accordance with the China Company Laws, the VIEs of the Company registered as China domestic company must make appropriations from its after-tax profit as determined under the PRC GAAP to non-distributable reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the company.

        The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses or increases the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to staff and for the collective welfare of employees. All these reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

        No appropriation was made to above statutory reserve funds for the years ended December 31, 2008 and 2009 as the subsidiaries, the VIEs of the Company and the VIE's subsidiary were in loss-making positions under PRC GAAP. For the year ended December 31, 2010, RMB392 was appropriated to the statutory reserves.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share and per share data, unless otherwise stated)

q)    Research and development costs

        Research and development costs include expenses incurred by the Company to develop the Company's website and online service platforms as well as to maintain and manage the Company's website. These expenses are mainly comprised of salaries, employee benefits and other headcount-related costs associated with the research and development department. The Company expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair and maintenance of the existing website. Costs incurred in the development phase are capitalized and amortized over the estimated product life. During the periods presented, the amount of costs qualifying for capitalization was not significant and as a result, the Group expensed all research and development costs as incurred.

r)     Advertising expenses

        Advertising expenses, which generally reflect the cost of promotions to create or stimulate a positive image of the Group or a desire to obtain the Group's services, are expensed as incurred. Included in selling and marketing expense are advertising costs of RMB14,677, RMB15,613 and RMB47,999 for the years ended December 31, 2008, 2009 and 2010, respectively.

s)     Operating lease

        Leases where substantially all the risks and rewards of ownership of the assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight line basis over the lease periods.

t)     Foreign currency translation

        The Group uses the RMB as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in the British Virgin Islands and Hong Kong is the US$, while functional currency of the Group's other subsidiaries, VIEs and VIE's subsidiary incorporated and operated in the PRC is the RMB. In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use US$ as their functional currency, has been translated into RMB. Assets and liabilities are translated from each subsidiary's functional currency at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss/income in the statement of shareholders' deficit/equity and comprehensive loss/income.

u)    Net loss per share

        Basic net loss per share is computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and other participating securities based on their participating rights. Diluted net loss/income per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of shares issuable upon the exercise of stock options (using the treasury stock method) and the conversion of the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share and per share data, unless otherwise stated)

Series A Preferred Shares (using the if-converted method). Ordinary equivalent shares are not included in the denominator of the diluted net loss/income per share calculation when inclusion of such shares would be anti-dilutive.

v)     Comprehensive (loss)/income

        Comprehensive (loss)/income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding those resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive income consists of foreign currency translation adjustments.

w)    Recent accounting pronouncements

        In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for transfers of financial assets. This amendment requires greater transparency and additional disclosures for transfers of financial assets and the entity's continuing involvement with them and changes the requirements for derecognizing financial assets. In addition, this amendment eliminates the concept of a qualifying special-purpose entity (QSPE). This amendment is effective for financial statements issued for fiscal years beginning after November 15, 2009. This amendment did not have a material effect on the Group's financial position, results of operations or cash flows.

        In June 2009, the FASB also issued an amendment to the accounting and disclosure requirements for the consolidation of VIEs. The elimination of the concept of a QSPE, as discussed above, removes the exception from applying the consolidation guidance within this amendment. This amendment requires an enterprise to perform a qualitative analysis when determining whether or not it must consolidate a VIE. The amendment also requires an enterprise to continuously reassess whether it must consolidate a VIE. Additionally, the amendment requires enhanced disclosures about an enterprise's involvement with VIEs and any significant change in risk exposure due to that involvement, as well as how its involvement with VIEs impacts the enterprise's financial statements. Finally, an enterprise will be required to disclose significant judgments and assumptions used to determine whether or not to consolidate a VIE. This amendment is effective for financial statements issued for fiscal years beginning after November 15, 2009. This amendment did not have a material impact on the Group's financial position, results of operations or cash flows.

        In August 2009, the FASB issued guidance on Fair Value Measurements and Disclosures—Measuring Liabilities at Fair Value. The new guidance aims to provide clarification relating to the fair value measurement of liabilities, especially in circumstances where a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain prescribed techniques. Techniques highlighted included using 1) the quoted price of the identical liability when traded as an asset, 2) quoted prices for similar liabilities when traded as assets, or 3) another valuation technique that is consistent with the principles of fair value measurements. The new guidance also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. Finally, the guidance clarifies that both a quoted price in an active market for the identical liability and the quoted price for the identical liability when traded as an asset in an active market when no adjustment to the quoted price of the asset are required are Level 1 fair value measurements. This guidance is effective for the first reporting period

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share and per share data, unless otherwise stated)

beginning after issuance. The adoption of this guidance did not have a material impact on the Group's financial position, results of operations or cash flows.

        In October 2009, the FASB issued an accounting standards update on revenue recognition relating to multiple deliverable revenue arrangements. The fair value requirements of existing accounting guidance are modified by allowing the use of the "best estimate of selling price" in addition to vendor specific objective evidence ("VSOE") and third-party evidence ("TPE") for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted. This update requires expanded qualitative and quantitative disclosure and is effective for fiscal years beginning on or after June 15, 2010 with early adoption permitted. The Group has early adopted this guidance and has applied this guidance to all applicable revenue arrangements for all periods presented in the financial statements.

        In December 2009, the FASB issued Consolidations—Improvements to Financial Reporting by Enterprises Involved with VIEs. The amendments in this Accounting Standards Update replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and has (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. The amendments in this Update also require additional disclosures about a reporting entity's involvement in variable interest entities. The amendments were effective on January 1, 2010, and such amendments did not to have a material effect on the Group's financial position, results of operations or cash flows.

        In January 2010, the FASB issued an accounting standards update on improving disclosures about fair value measurements. The updated guidance amends existing disclosure requirements by adding required disclosures about items transferring into and out of Levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to Level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. This update is effective for fiscal years beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective beginning the first quarter of 2011. Since this standard impacts disclosure requirements only, its adoption is not expected to have a material impact on the Group's financial position, results of operations or cash flows.

        In February 2010, the FASB issued an accounting standard update on amendments to certain recognition and disclosure requirements for subsequent events. Under the updated guidance, an entity that is a Securities and Exchange Commission ("SEC") filer is not required to disclose the date through which subsequent events have been evaluated. This change alleviates potential conflicts between the accounting standards codification subtopic on subsequent events and the SEC's requirements. This update is effective for interim and annual periods ending after June 15, 2010, and the adoption of this amendment did not have a material impact on the Group's financial statements.

        In April 2010, the FASB issued an accounting standards update on the effect of denominating the exercise price of share-based payment awards in the currency of the market in which the underlying equity security trades. This updates the guidance in ASC 718, Compensation—Stock Compensation to clarify that share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of the underlying equity security trades should not be considered

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share and per share data, unless otherwise stated)

to meet the criteria requiring classification as a liability. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Early adoption is permitted. This amendment is not expected to have a material impact on the Group's financial position, results of operations or cash flows.

        In July 2010, the FASB issued an accounting standards update that enhances disclosures about the credit quality of financing receivables and the allowance for credit losses. The amendment requires an entity to provide a greater level of disaggregated information about the credit quality of its financing receivables and its allowance for credit losses. In addition, it requires disclosure of credit quality indicators, past due information, and modifications of its financing receivables. For public entities, the disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. For non-public entities, the disclosures are effective for annual reporting periods ending on or after December 15, 2011. Since the Group does not have financial receivable as defined in the standard, its adoption is not expected to have a material impact on the Group's financial position, results of operations or cash flows.

4.     Concentration, Credit and Other Risks

a)    PRC Regulations

        The Chinese market in which the Company operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Company to conduct online services through contractual arrangements in the PRC since the industry remains highly regulated. The Company conducts all of its operations in China through variable interest entities, which it consolidates as a result of a series contractual arrangements enacted. Though the PRC has, since 1978, implemented a wide range of market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the telecommunication, information, and media industries remain highly regulated. Restrictions are currently in place and are unclear with respect to which segments of these industries foreign owned entities, like the Company, may operate. The Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate areas such as telecommunication, information and media. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, and the Group's legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Company's ability to conduct business in the PRC. The PRC government may also require the Company to restructure the Group's operations entirely if it finds that current contractual arrangements do not comply with applicable laws and regulations. It is unclear how a restructuring could impact the Group's business and operating results, as the PRC government has not yet found any such contractual arrangements to be in non-compliance. However, any such restructuring may cause significant disruption to the Group's business operations.

b)    Concentration of credit risks

        Financial instruments that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, short-term deposits and accounts receivable. As of December 31, 2008, 2009 and 2010, substantially all of the Group's cash and cash equivalents and short-term deposits were held by financial institutions located in the PRC that management believes are

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share and per share data, unless otherwise stated)

of high-credit ratings and quality. Accounts receivable are typically unsecured and are mainly derived from revenues collected by WVAS partners on behalf of the Group in the PRC. The risk with respect to accounts receivable is mitigated by regular credit evaluations that the Group performs on the WVAS partners and its ongoing monitoring of outstanding balances.

c)     Foreign currency risk

        A majority of the Group's operating transactions are denominated in RMB and a significant portion of the Group's assets and liabilities is denominated in RMB. RMB is not freely convertible into foreign currencies. The value of the RMB is subject to changes in the central government policies and to international economic and political developments. In the PRC, certain foreign exchange transactions are required by laws to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China ("PBOC"). Remittances in currencies other than RMB by the Group in China must be processed through PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to complete the remittance.

5.     Fair Value Measurements

        On January 1, 2008, the Group adopted the US GAAP guidance on "Fair Value Measurements". Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). It establishes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Valuation techniques used to measure fair value shall maximize the use of observable inputs. The hierarchy is as follows:

Level 1

        Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

        Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

        Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

        The Group engaged an independent valuation specialist to assist them in determining the fair value of equity issued, including share options and Series A Preferred Shares.

        When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Following is a description of the valuation techniques that the

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share and per share data, unless otherwise stated)

Group uses to measure the fair value of assets and liabilities that the Group measured and reported on its consolidated balance sheet at fair value on a recurring basis.

        Cash equivalents:    The Group's cash equivalents consisted of demand deposits and time deposits. The fair values of demand deposits and time deposits placed with banks are determined based on the pervasive interest rate in the market, which are also the interest rates as stated in the contracts with the banks. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 1.

        Short-term deposits:    The fair values of short-term deposits placed with banks are determined based on the pervasive interest rate in the market, which are also the interest rates as stated in the contracts with the banks. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 1.

		Fair value measurements at reporting date using
	Total fair value and carrying value on balance sheet	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB	RMB
As of December 31, 2008
Cash and cash equivalents	16,081	16,081	—	—
Short-term deposits	26,000	26,000	—	—
As of December 31, 2009
Cash and cash equivalents	11,421	11,421	—	—
Short-term deposits	58,000	58,000	—	—
As of December 31, 2010
Cash and cash equivalents	19,388	19,388	—	—
Short-term deposits	116,000	116,000	—	—

6.     Accounts Receivable, net

        The following summarized the Group's accounts receivable, net as of December 31, 2008, 2009 and 2010:

	December 31,
	2008	2009	2010
	RMB	RMB	RMB
Accounts receivable	4,292	3,760	5,631
Less: Allowance for doubtful accounts	(338)	(338)	—

Accounts receivable, net	3,954	3,422	5,631

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share and per share data, unless otherwise stated)

7.     Prepaid Expenses and Other Current Assets

        Prepaid expenses and other current assets consisted of the following:

	December 31,
	2008	2009	2010
	RMB	RMB	RMB
Prepaid expenses	4,122	2,028	1,729
Advances to employees	102	242	355
Interest receivables	234	794	1,397
Rental and other deposits	99	317	2,435
Other	60	15	63

	4,617	3,396	5,979

8.     Property and Equipment, net

        Property and equipment, net, consisted of the following:

	December 31,
	2008	2009	2010
	RMB	RMB	RMB
Computer and software	6,427	8,702	20,729
Furniture, fixture, and other equipment	140	342	2,170
Leasehold improvements	501	242	1,190

	7,068	9,286	24,089
Less: accumulated depreciation and amortization	(3,206)	(5,121)	(9,060)

Property and equipment, net	3,862	4,165	15,029

        For the years ended December 31, 2008, 2009 and 2010, depreciation and amortization expenses for the property and equipment amount to RMB1,998, RMB2,415 and RMB3,939 respectively.

9.     Accrued Expenses and Other Liabilities

        Accrued expenses and other liabilities consisted of the following:

	December 31,
	2008	2009	2010
	RMB	RMB	RMB
Accrued salaries and welfare	1,269	2,731	5,233
Accrued advertising expenses	13	1,052	2,574
Accrued network support expenses	148	—	160
Business and other tax payable	545	796	3,592
Professional service fees	—	—	373
Other	178	164	976

	2,153	4,743	12,908

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share and per share data, unless otherwise stated)

10.   Taxation

a)    Business tax and surcharges

        The Group's PRC operations are subject to business tax and surcharges at the rate ranging from 5.50% to 9.55%. Business tax and surcharges is recognized when the revenue is recognized.

        The Group recognized RMB1,465, RMB3,553 and RMB10,246 of business tax and surcharges, as a reduction of revenues, for the years ended December 31, 2008, 2009 and 2010, respectively.

b)    Income tax

The Cayman Islands and the British Virgin Islands

        Under the common tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

        Under the current laws of the British Virgin Islands, BVI Company is a tax-exempted company.

Hong Kong

        Jiayuan Hong Kong is not subject to Hong Kong profits tax on foreign-sourced income, dividends and capital gains. As an entity incorporated in Hong Kong, Jiayuan Hong Kong was subject to 16.5% income tax for the year ended December 31, 2010 on its taxable profits generated from operations in Hong Kong. Payment of dividends is not subject to withholding tax in Hong Kong.

The PRC

        Prior to January 1, 2008, the Group's subsidiary and VIEs in PRC were governed by the Income Tax Law of the People's Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises and domestic enterprise income tax regulations (the "previous income tax laws and rules"). Pursuant to the previous income tax laws and rules, the Group's subsidiary and VIEs were generally subject to Enterprise Income Taxes ("EIT") at a statutory rate of 33%, which comprises 30% national income tax and 3% local income tax. Under the previous income tax laws and rules, High and New Technology Enterprises ("HNTE") could enjoy certain income tax holidays or preferential income tax rates.

        On March 16, 2007, the National People's Congress adopted the New Enterprise Income Tax Law (the "New EIT Law"), which became effective from January 1, 2008 and replaced the previous separate income tax laws for domestic enterprises and foreign-invested enterprises by adopting a uniform income tax rate of 25%. Preferential tax treatments and continued to be granted to entities that are qualified as HNTE, or conduct business in encouraged sectors.

        In addition, under the New EIT Law, effective from January 1, 2008, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise are subject to withholding tax of 10%, unless such non-resident enterprise's jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The withholding tax rate is 5% for the parent company incorporated in certain qualified jurisdictions if the parent company is the beneficial owner of the dividend and approved by the PRC tax authority to enjoy the preferential tax benefit. This withholding tax regulation

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share and per share data, unless otherwise stated)

imposed on the dividend income received from the Group's PRC subsidiaries reduces the Group's net income. On February 22, 2008, the Ministry of Finance and State Tax Bureau jointly issued a circular which stated that for foreign invested enterprises, all profits accumulated up to December 31, 2007 are exempted from withholding tax when they are distributed to foreign investors.

        The Group's PRC entities accrued for corporate income tax as follows:

  •
  Shanghai Miyuan was subject to 25% EIT from 2008 to 2010.

  •
  Shanghai HQS was subject to 25% corporate tax rate for 2008 and 2009. For 2010, Shanghai HQS accrued the EIT at a corporate tax rate of 15% as a result of HNTE status.

  •
  Beijing HQS, Xique and Jiayuan Shanghai Center were subject to 25% EIT for 2010.

Composition of income tax expense

        The current and deferred portions of income tax expense included in the Group's consolidated statements of operations are as follows:

	Years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Current tax expense	—	5,748	11,242
Deferred taxation	—	—	(1,231)

Income tax expense	—	5,748	10,011

        Reconciliation of the differences between the PRC statutory EIT rate of 25% and the Group's effective tax rate is as follows:

	Years ended December 31,
	2008	2009	2010
Statutory EIT rate	25.0%	25.0%	25.0%
Effect of non-deductible expenses	(1.4%)	5.0%	9.8%
Effect of change in tax rate	—	—	1.5%
Effect of preferential tax treatments	—	—	(9.1%)
Changes in valuation allowance	(23.6%)	20.3%	10.3%

Effective income tax rate	—	50.3%	37.5%

        The effect of the preferential tax treatments available to the Group is as follows. No period prior to January 1, 2010 was eligible for preferential tax treatment.

December 31,
2010
RMB
Preferential tax treatment impact to net income to ordinary shareholders	6,973
Per share effect, basic	0.26
Per share effect, diluted	0.26

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share and per share data, unless otherwise stated)

        The Company's subsidiaries has determined that it has no present plan to declare and pay any dividend on its shares. The Group currently plans to continue to reinvest its subsidiaries' undistributed earnings, if any, in its operations in China indefinitely.

Deferred tax

        Deferred taxes are measured using the enacted tax rates for the periods in which they are expected to be reversed. Significant components of the Group's deferred tax assets and liabilities are as follows:

	Years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Deferred tax assets, current
Net operating loss carry forwards	317	325	496
Accrued salaries and other expenses	365	978	1,231
Advertising expenses	2,784	4,483	6,259

Total: deferred tax assets, current	3,466	5,786	7,986
Deferred tax assets, non-current	—	—	—

Total: deferred tax assets	3,466	5,786	7,986

Less: valuation allowance
Net operating loss carry forwards	(317)	(325)	(496)
Accrued salaries and other expenses	(365)	(978)	—
Advertising expenses	(2,784)	(4,483)	(6,259)

Total: valuation allowance	(3,466)	(5,786)	(6,755)

Net deferred tax assets	—	—	1,231

        The Group had net operating loss carry forwards from certain VIEs amounting to RMB1,983 as of December 31, 2010 which will expire on December 31, 2015.

        The Group evaluates a variety of factors in determining the amount of the valuation allowance, including the Group's operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. In addition, pursuant to the New EIT Law, the deductible advertising expenses should be no more than 15% of the revenues as determined under PRC GAAP and the excess amount could be carried forward to the following years. The Group expects that the advertising expenses in each year will be over the 15% limit and the related deferred tax asset is not realizable in the foreseeable future, accordingly, full valuation allowance is provided. The following table shows the movements of valuation allowance for the years presented:

	Years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Balance at beginning of the year	(166)	(3,466)	(5,786)
Provision for the year	(3,300)	(2,320)	(969)

Balance at end of the year	(3,466)	(5,786)	(6,755)

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share and per share data, unless otherwise stated)

11.   Redeemable Convertible Preferred Shares

        On April 16, 2007, certain investors agreed to purchase 9,566,667 Series A Preferred Shares issued by the BVI Company at a price of US$1.045 per share for total proceeds of US$10,000.

        The Group has determined that the Series A Preferred Shares should not be classified as liabilities but rather as temporary equity since the Company cannot redeem the preferred shares, and the preferred shares are only contingently redeemable by the holder five years after issuance date in the event that a Qualified IPO has not occurred prior to May 14, 2012 and the Series A Preferred Shares have not been converted. Additionally, it has been determined that the conversion and redemption features embedded in the Series A Preferred Shares are not required to be bifurcated and accounted for as a derivative since the embedded features do not permit or require net settlement and therefore do not meet the definition of a derivative. Since the conversion price of the Series A Preferred Shares exceeded the fair value of the Group's ordinary shares on the date of issuance of the Series A Preferred Shares, no portion of the proceeds from the issuance was accounted for as attributable to the conversion feature.

        The Company's redeemable convertible preferred shares with outstanding balances as of December 31, 2010 are as follows:

			Shares
	Date of issuance	Original issue price per share	Authorized	Issued and outstanding	Carrying amount	Liquidation amount
		US$			RMB	RMB
Series A	May 14, 2007	1.045	9,566,667	9,566,667	93,559	93,559

        Key terms of the Series A Preferred Shares are summarized as follows:

Dividend rights

        The holders of the Series A Preferred Shares are entitled to receive cumulative dividends in preference to any dividends on the ordinary shares at a rate equal to, the greater of (i) 10% of the purchase price per annum (as adjusted for any shares splits, share dividends, recapitalizations or similar transactions), and (ii) the dividends that would be paid to ordinary shares into which the Series A Preferred Shares could be converted, provided that the dividends shall be payable only when, and as declared by the Board of Directors. All accrued but unpaid dividends shall be paid in cash when and as such cash becomes legally available to the holders of Series A Preferred Shares immediately prior to the closing of a Qualified IPO, which is defined as an underwritten public offering and listing of the ordinary shares of the Company where the price per share equals or exceeds four times the Series A Preferred Shares original issue price with an aggregate gross proceeds to the Company equal to or exceeding US$50,000. On April 19, 2011, holders of the Series A Preferred Shares agreed to delay the exercise of their rights to receive cash dividends prior to the closing of a Qualified IPO to 30 days after the closing of a Qualified IPO.

        There were RMB24,080 accumulated undeclared dividends as of December 31, 2010. The accumulated undeclared dividends pertaining to the relevant years were considered in net loss per share computations for the all periods presented.

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share and per share data, unless otherwise stated)

        In the event that the Company shall declare a dividend to the holders of ordinary shares, the holders of Series A Preferred Shares shall be entitled to a proportionate share of such dividend on a pari passu basis.

Liquidation preference

        In the event of a liquidation, dissolution or winding up of the Company, available assets and funds of the Company are first distributed to the holders of the Series A Preferred Shares at their original price per share plus cumulative dividends per share equal to 10% of original price accrued and compounded annually and any declared but unpaid dividends adjusted for share splits, share dividends, recapitalizations, and other similar transactions. In the event that available assets are insufficient to permit payment to the holders of the Series A Preferred Shares, the assets and funds will be distributed ratably to the Series A Preferred Shares holders based on their proportionate share ownership. After the distribution to the holders of Series A Preferred Shares are made, any remaining legally available assets and funds shall be distributed to the holders of ordinary shares and Series A Preferred Shares pro rata on an if-converted basis.

Voting rights

        Each Series A Preferred Share conveys the voting right of one vote for each ordinary share into which such Series A Preferred Shares can be converted.

Conversion rights

        Each of the Series A Preferred Shares is convertible into the number of fully-paid ordinary shares as determined by dividing the original issue price applicable to such preferred shares by the conversion price in effect at that time. The initial conversion ratio for Series A Preferred Shares to ordinary shares shall be 1:1 adjusted for share splits, share dividends, recapitalization and similar transactions.

        The Series A Preferred Shares shall automatically be converted into ordinary shares at the conversion price in effect immediately upon the earlier of (i) the affirmative vote of at least 66% of the then-outstanding preferred shares holder, or (ii) the closing a Qualified IPO.

Redemption rights

        In the event that a Qualified IPO does not occur prior to May 14, 2012, five years from the Series A Preferred Shares issuance date, and the Series A Preferred Shares have not been converted, the holders of Series A Preferred Shares may request that the Company redeem the preferred shares at a redemption price equal to 100% of the original preferred share issuance price plus cumulative dividends of 10% of the original issuance price, accrued and compounded annually, plus all declared but unpaid dividends, as adjusted for splits, share dividends, recapitalizations and similar transactions.

        The carrying value of the Series A Preferred Shares is accreted from its carrying value on the date of issuance to the redemption value using effective interest method from date of issuance to the earliest redemption date. The accretion was recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges should be recorded by increasing the accumulated deficit.

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share and per share data, unless otherwise stated)

        The following table sets forth the changes of redeemable convertible preferred shares for the years ended December 31, 2008, 2009 and 2010:

	December 31,
	2008	2009	2010
	RMB	RMB	RMB
Beginning balance	77,529	79,795	87,694
Add: Accretion of redemption feature	7,504	7,976	8,690
Less: Translation gain related to the preferred shares	(5,238)	(77)	(2,825)

Ending balance	79,795	87,694	93,559

12.   Ordinary Shares

        As of December 31, 2010, the Company was authorized to issue 40,433,333 ordinary shares, at par value of US$0.001 per share, and 27,272,727 ordinary shares were issued as of each year end presented.

13.   Share-based Compensation

a)    Share Incentive Plan

        In connection with the First Reorganization in February 2007, options that were issued prior to the completion of the First Reorganization were replaced with new grants issued by the BVI Company. The Company accounted for this replacement of options as a modification, but as the new grants carried the same terms and conditions, no incremental compensation costs were recognized.

        On May 14, 2007, the Board of Directors of the BVI Company approved the Share Incentive Plan (the "Plan"), which provides for the issuance of options to purchase up to 2,960,606 ordinary shares, to any qualified persons, as determined by the Board of Directors of the BVI Company.

        On December 8, 2010, the Board of Directors of the Company passed a resolution to increase the total number of ordinary shares reserved under the Plan to 5,233,920 ordinary shares.

        As stipulated in the share option agreements, the awards granted to employees shall vest in accordance with one of the following conditions: (1) over a four-year service period, with 25% of the options to vest on the first anniversary of the date of grant, and the remaining 75% of the options to vest on a pro-rata basis of the calendar quarter-end of each of the 12 quarters after the first anniversary of the date of grant; or (2) over a four-year service period, with 25% of the options to vest on the date of IPO, and the remaining 75% of the options to vest on a pro-rata basis on the calendar quarter-end of each of the 12 quarters following the date of IPO; or (3) 100% upon the date of IPO.

        In addition, 280,000 share options were granted to non-employees during the periods presented which shall vest in accordance with one of the following conditions: (1) over four years, with 25% of the options to vest on the date of IPO, and the remaining 75% of the options to vest on a pro rata basis on the calendar quarter-end of each of the 12 quarters following the date of IPO; or (2) 100% on the date of IPO.

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share and per share data, unless otherwise stated)

        The Company's share option activities for the years ended December 31, 2008, 2009 and 2010 are summarized below:

	Share options outstanding
	Share options	Weighted average exercise price	Weighted average remaining contractual life (In years)	Weighted average grant date fair value
		US$		US$
Balances outstanding at January 1, 2008	1,201,500	0.75	5.30	0.09
Granted	194,400	1.05		0.19
Forfeited	(222,500)	0.70		0.07

Balances outstanding at December 31, 2008	1,173,400	0.81	4.48	0.11

Granted	1,769,000	1.08		0.58
Forfeited	(518,000)	1.05		0.08

Balances outstanding at December 31, 2009	2,424,400	0.96	5.04	0.46

Granted	866,500	2.99		2.67
Forfeited	(69,100)	1.06		0.41

Balances outstanding at December 31, 2010	3,221,800	1.50	4.50	1.05

Exercisable at December 31, 2008	188,319	1.05	4.43	0.07
Exercisable at December 31, 2009	110,346	1.05	3.66	0.10
Exercisable at December 31, 2010	713,892	1.08	4.69	0.51

        The instrinsic value of exercisable share options has not been included as the Company was a private company in the years presented.

        The fair value of each option at the grant date was estimated using the Binominal Option Pricing Model by the Company with assistance from an independent valuation specialist.

        The following table summarizes the assumptions used to estimate the fair values of the share options granted in the years presented:

	Years ended December 31,
	2008	2009	2010
Risk-free interest rate	4.66%-5.30%	3.18%-3.92%	3.04%-3.18%
Exercise multiple	2.80	2.80	2.80
Expected forfeiture rate	5%	5%	5%
Contractual life of option	6 years	6 years	6 years
Expected volatility	39.09%-39.49%	37.79%-38.96%	36.74%-38.96%
Dividend yield	—	—	—

        The risk-free interest rate was based on the market yield of US$ denominated China International Government Bonds with maturity terms equal to the contractual life of option. The exercise multiple is calculated as the ratio of fair value of stock over the exercise price as at the time the share option is exercised and estimated based on an empirical research study regarding the early exercise behaviour of employees with share options. Expected forfeiture rate was estimated based on annual staff turnover

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share and per share data, unless otherwise stated)

for periods after June 2007. Pursuant to the Plan, the contractual life of the share options is 6 years. The expected volatility was estimated based on the price volatility of the shares of comparable companies in the internet media business because the Company was not a public company at the grant date and therefore did not have data to calculate expected volatility of the price of the underlying ordinary shares over the contractual life of option. No dividends were assumed in the estimation considering the Company has no history or expectation of paying dividends on its common shares.

        The total fair value of equity awards vested during the year ended December 31, 2008, 2009 and 2010 were RMB60, RMB37 and RMB1,765, respectively.

        For the years ended December 31, 2008, 2009 and 2010, the Group recorded share-based compensation of RMB145, RMB1,625 and RMB6,070, respectively, using graded-vesting method, for the options granted with service conditions. For the years ended December 31, 2008, 2009 and 2010, the Group did not recognize any share-based compensation for the options granted with performance conditions as the vesting of the performance condition awards is contingent upon IPO which is not considered probable until the event happens.

        The amount of unrecognized compensation cost relating to non-vested share options granted by the Company is as follows:

December 31, 2010
RMB
Employee options with service vesting conditions	13,566
Employee options with IPO vesting condition	273
Non-employee options with IPO vesting condition	6,276

Total	20,115

        As of December 31, 2010, unrecognized compensation costs of the employee options with service vesting condition were expected to be recognized over a weighted average period of 2.41 years. The options with IPO vesting condition would be recognized upon the completion of the Company's IPO.

b)
Founder's Shares

        On December 16, 2009, pursuant to an agreement entered into by Ms. Haiyan Gong and the chief operating officer ("COO") of the Company ("Founder's Share Agreement"), the COO was granted 398,000 options for the BVI Company's ordinary shares (the "Founder's Shares") held by Aprilsky Ltd., a company ultimately owned by Ms. Haiyan Gong. The awards have an exercise price of US$1.256 and shall vest over a four year period, with 50% of the options to vest on the second anniversary and 50% of the options to vest on the fourth anniversary of the Founder's Share Agreement signing date, subject to the employee's continued service with the Company.

        The Company recognized these awards as employee share-based compensation awards in accordance with the applicable guidance, and measured the fair value of the awards on the grant date. Compensation expense was recognized over the requisite service period using the graded vesting method.

        Share-based compensation expenses related to the Founder's Shares of RMB893 were recognized in general and administrative expenses in the consolidated statements of operations for the year ended December 31, 2010.

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share and per share data, unless otherwise stated)

        As of December 31, 2010, there was RMB478 of total unrecognized compensation cost related to the Founder's Shares. The cost is expected to be recognized over a weighted average period of 1.37 years.

14.   Net Loss Per Share

        Basic and diluted net loss per share for each of the years presented are calculated as follows:

	Years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Numerator:
Net (loss)/income attribute to Jiayuan.com International Ltd.	(13,861)	5,677	16,717
Accretion of Series A Preferred Shares	(7,504)	(7,976)	(8,690)
Income allocated to participating preferred shareholders	—	(5,677)	(16,717)

Numerator for basic and diluted net loss per share	(21,365)	(7,976)	(8,690)

Denominator:
Weighted average number of ordinary shares outstanding—basic	27,272,727	27,272,727	27,272,727
Dilutive effect of Series A Preferred Shares	—	—	—
Dilutive effect of share options	—	—	—

Weighted average number of ordinary shares outstanding—diluted	27,272,727	27,272,727	27,272,727

Basic net loss per share	(0.78)	(0.29)	(0.32)
Diluted net loss per share	(0.78)	(0.29)	(0.32)

        Net income attributable to Jiayuan.com International Ltd. for the year ended December 31, 2009 and 2010 has been allocated to the ordinary shares and preferred shares based on their respective rights to shares in dividends.

        The potential dilutive Series A Preferred Shares and share options were excluded from the calculation of diluted net loss per share in the years presented as their inclusion would be anti-dilutive.

15.   Unaudited Pro-forma Balance Sheet and Net (Loss)/Income Per Share

        All of the preferred shares will automatically be converted into ordinary shares at the applicable conversion price upon (i) the affirmative vote of at least 66% of the then-outstanding preferred shares holders; or (ii) the closing of a qualified IPO, based on the then-effective applicable conversion price. The pro-forma balance sheet as of December 31, 2010 presents an adjusted financial position as if the conversion of the preferred shares into ordinary shares occurred on December 31, 2010.

        The unaudited pro-forma net (loss)/income per share for the years ended December 31, 2008, 2009 and 2010, as shown below, is giving effect to (i) the conversion of preferred shares into ordinary shares on the original date of issuance, and (ii) the adjustment of dilutive shares relating to the cumulative participating dividends amounting to approximately RMB25,948 (US$3,992) as of the expected IPO completion date. This adjustment represents the number of shares whose proceeds presumed to be used to pay for the excess of cumulative participating dividends as of the expected IPO completion date

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share and per share data, unless otherwise stated)

and the Group's net income for the year ended December 31, 2010, based on expected net proceeds per share after deducting the Group's estimated expenses related to the offering.

	Years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Numerator:
Net loss attributable to ordinary shareholders	(21,365)	(7,976)	(8,690)
Income allocated to participating preferred shareholders	—	5,677	16,717
Accretion of Series A Preferred Shares	7,504	7,976	8,690

Numerator for pro-forma basic and diluted net (loss)/income per share	(13,861)	5,677	16,717

Denominator:
Denominator for basic net (loss)/income per share—weighted average ordinary shares outstanding	27,272,727	27,272,727	27,272,727
Pro-forma effect of conversion of Series A Preferred Shares	9,566,667	9,566,667	9,566,667
Pro forma effect of shares presumed to be used to pay for cumulative participating dividends	—	—	217,463

Denominator for pro-forma basic net (loss)/income per share	36,839,394	36,839,394	37,056,857
Dilutive effect of share options	—	53,803	1,109,015

Denominator for pro-forma diluted net (loss)/income per share	36,839,394	36,893,197	38,165,872

Pro-forma net (loss)/income per share—basic	(0.38)	0.15	0.45
Pro-forma net (loss)/income per share—diluted	(0.38)	0.15	0.44

16.   Commitments and Contingencies

Operating lease commitments

        Future minimum payments under non-cancellable operating leases with initial terms in excess of one year consist of the following at December 31, 2010:

Amount
RMB
Year ending December 31,
2011	3,287
2012	1,717
2013	1,082
2014	867
2015 and thereafter	736

Total	7,689

        For the years ended December 31, 2008, 2009 and 2010, total rental expenses amounted to approximately RMB2,394, RMB2,710 and RMB4,932, respectively.

        The Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2010.

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share and per share data, unless otherwise stated)

        The Group is not currently a party to, nor is aware of, any legal proceeding, investigation or claim which is likely to have a material adverse effect on the Group's business, financial condition, results of operations, or cash flows. The Group did not record any legal contingencies as of December 31, 2010.

17.   Related Party Transactions

        The table below sets forth the related parties and their relationships with the Group:

Related Party	Relationship with the Group
Ms. Haiyan Gong	Nominee shareholder of the VIEs, chief executive officer of the Company, and the Company's shareholder.

        During the years presented in the financial statements, there were no significant related party transactions.

        As of December 31, 2008, 2009 and 2010, the amounts due from/to a related party were as follows:

	December 31,
	2008	2009	2010
	RMB	RMB	RMB
Ms. Haiyan Gong:
Receivables from	3	168	1,000
Payables to	—	—	993

        On November 11, 2010, the Group advanced RMB1,000 with interest free to Ms. Haiyan Gong, which matures on November 11, 2011, with an automatic one-year extension at each maturity date. Ms. Haiyan Gong repaid the outstanding amount due under this advance in January 2011.

        On November 11, 2010, the Group borrowed US$150 from Ms. Haiyan Gong in connection with the establishment of Beijing Miyuan. The amount is interest-free and repayable on November 11, 2011, with an automatic one-year extension at each maturity date.

18.   Segment Information

        In accordance with relevant US GAAP guidance, the reportable segments represent the Group's operating segments for which separate financial information is available and which is utilized on a regular basis by its chief operating decision maker ("CODM") to assess performance and to allocate resources. In identifying its reportable segments, the Group also considers the nature of services provided by its operating segments. The Group's CODM has been identified as the Board of Directors ("BOD"), who review the consolidated and segment results when making decisions about allocation of resources and assessing performance of the Group.

        Management has determined that the Group operates in three reportable segments which are online services, events and VIP services and other services during the years presented. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The CODM evaluates performance based on each reporting segment's revenues, cost of revenues, and gross (loss)/profit. The CODM does not review operating expenses or balance sheet information to measure the performance of the reportable segments, nor is this part of the segment

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share and per share data, unless otherwise stated)

information regularly provided to the CODM. Information for net revenues, cost of revenues and gross (loss)/profit by segment is as follows:

For the year ended December 31, 2008

	Online services	Events and VIP services	Other services	Consolidated
	RMB	RMB	RMB	RMB
Net revenues	15,682	7,761	4,182	27,625
Cost of revenues	(15,791)	(5,204)	(358)	(21,353)

Gross (loss)/profit	(109)	2,557	3,824	6,272

For the year ended December 31, 2009

	Online services	Events and VIP services	Other services	Consolidated
	RMB	RMB	RMB	RMB
Net revenues	45,387	12,801	5,706	63,894
Cost of revenues	(20,319)	(7,245)	(884)	(28,448)

Gross profit	25,068	5,556	4,822	35,446

For the year ended December 31, 2010

	Online services	Events and VIP services	Other services	Consolidated
	RMB	RMB	RMB	RMB
Net revenues	134,062	26,265	7,262	167,589
Cost of revenues	(40,228)	(18,787)	(2,034)	(61,049)

Gross profit	93,834	7,478	5,228	106,540

        The Group primarily operates in the PRC, accordingly, no geographical information is presented.

19.   Subsequent Events

a)
On January 26, 2011, the Company incorporated Beijing Miyuan. On February 17, 2011, Beijing Miyuan, Beijing HQS, Xique and their respective nominee shareholders entered into a series of contractual agreements through which Beijing Miyuan was determined to be the primary beneficiary (see Note 2) of Beijing HQS and Xique, and then the Group consolidated these entities accordingly. Upon signing the VIE contractual agreements, the Second Reorganization was completed.

b)
On January 26, 2011, the Company assumed all outstanding awards of BVI Company under the Plan.

c)
On January 26, 2011, the Company entered into contractual understandings with four former employees under which the Company agreed to grant them share-based awards. On April 17, 2011, the Board of the Company granted options to purchase up to 122,813 ordinary shares to those

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share and per share data, unless otherwise stated)

  former employees. These options shall fully vest upon the completion of the Company's IPO and shall be recognized at fair value as of the date the offering is completed.

d)
On January 30, 2011, Shanghai HQS was granted a preferential business tax rate of 3% for its online services by local tax bureau.

e)
During the period from January 1, 2011 to April 20, 2011, the Board of the Company granted a number of batches of share options to certain employees to purchase up to 213,000 ordinary shares pursuant to the Plan. For the three months ended March 31, 2011, share-based compensation expenses recognized in relation to these options were approximately RMB261 (unaudited).

f)
On April 19, 2011, the holders of Series A Preferred Shares agreed to delay the exercise of their rights to receive cash dividends prior to the closing of a Qualified IPO until 30 days after the closing of a Qualified IPO. The Group has performed an assessment and concluded that this change in payment term had no significant impact on the consolidated financial statements.

g)
(unaudited) On May 6, 2011, Shanghai Miyuan, Beijing Miyuan, Beijing HQS and its respective shareholders and Xique and its respective shareholders, entered into assignment agreements whereby Beijing Miyuan transferred its obligations and rights under the contractual arrangements with Beijing HQS, Xique and their respective shareholders to Shanghai Miyuan. The assignment agreements will be accounted for as reorganizations of businesses under common control in a manner similar to a pooling of interests. Accordingly, the Group will continue to include the financial statements of Beijing HQS and Xique in its consolidated financial statements after the transfer.

  Under the relevant PRC laws, Shanghai Miyuan has received all of the required governmental approvals in relation to its original incorporation and its registered capital has been fully paid. Currently, Shanghai Miyuan is in the process of updating local Administration of Industry and Commerce ("AIC") registration to reflect the equity transfer from the BVI Company to Jiayuan Hong Kong. Shanghai Miyuan is also required to update its foreign exchange registration certificate with the local branch of the State Administration of Foreign Exchange ("SAFE"). The Company expects to receive approval from AIC and SAFE within due course.

        The Company has considered subsequent events through April 20, 2011, which was the date these financial statements were issued.

20.   Restricted Net Assets

        Relevant PRC laws and regulations permit payments of dividends by the Company's subsidiaries and VIEs in China only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company's subsidiaries and VIEs in China are required to make certain appropriation of net after-tax profits or increase in net assets to the statutory surplus fund (see Note 3(p)) prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the Company's subsidiaries and VIEs in China are restricted in their ability to transfer their net assets to the Company in terms of cash dividends, loans or advances, which restricted portion amounted to approximately RMB20,863, RMB20,863 and RMB23,754 as of December 31, 2008, 2009 and 2010, respectively. The PRC entities reported accumulated deficits as determined under PRC GAAP as of December 31, 2008 and 2009, and were therefore unable to pay dividends in those years. As of December 31, 2010, the retained earnings balance of one of the Group's PRC entity after appropriation to statutory reserves, as determined

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share and per share data, unless otherwise stated)

under PRC GAAP, was RMB3,526. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries or VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from the Company's subsidiaries and VIEs in China due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

21.   Additional Information—The Company Only Condensed Financial Information

        Rule 12-04(a) and 4-08(e)(3) of Regulation S-X require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

        The Company records its investments in its subsidiaries and VIEs under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as "Long-term investments in subsidiaries and VIEs".

        The subsidiaries did not pay any dividends to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with US GAAP have been condensed and omitted. The footnote disclosures represent supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Group.

        As of December 31, 2009 and 2010, the Company had no significant capital and other commitments, long-term obligations, or guarantee.

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share and per share data, unless otherwise stated)

Financial Information of The Company

Condensed balance sheets

	December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
				(Note 3(c))
ASSETS
Non-current assets:
Long-term investments in subsidiaries and VIEs	47,837	55,152	78,856	11,949

Total assets	47,837	55,152	78,856	11,949

LIABILITIES
Current liabilities:
Amounts due to a subsidiary	133	146	170	26

Total liabilities	133	146	170	26

Series A redeemable convertible preferred shares (US$1.045 par value; 9,566,667 shares authorized, issued and outstanding as of December 31, 2008, 2009 and 2010, respectively)	79,795	87,694	93,559	14,176
SHAREHOLDERS' DEFICIT
Ordinary shares (US$0.001 par value as of December 31, 2010; 50,000,000 shares authorized as of December 31, 2008, 2009 and 2010, respectively; 27,272,727 shares issued and outstanding as of December 31, 2008, 2009 and 2010, respectively)	210	210	210	32
Additional paid-in capital	—	—	—	—
Accumulated deficit	(37,811)	(38,485)	(23,495)	(3,560)
Foreign currency translation adjustments	5,510	5,587	8,412	1,275

Total shareholders' deficit	(32,091)	(32,688)	(14,873)	(2,253)

Total liabilities, redeemable convertible preferred shares and shareholders' deficit	47,837	55,152	78,856	11,949

JIAYUAN.COM INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share and per share data, unless otherwise stated)

Financial Information of The Company

Condensed statements of operations

	Years ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
				Note 3(c)
Operating expenses:
General and administrative expenses	(93)	(13)	(24)	(4)

Loss before share of subsidiaries and VIEs' loss	(93)	(13)	(24)	(4)
Share of subsidiaries and VIEs' (loss)/income	(13,768)	5,690	16,741	2,537

Net (loss)/income	(13,861)	5,677	16,717	2,533

Accretion of redeemable convertible preferred shares	(7,504)	(7,976)	(8,690)	(1,317)
Income allocated to participating preferred shareholders	—	(5,677)	(16,717)	(2,533)

Net loss attributable to ordinary shareholders	(21,365)	(7,976)	(8,690)	(1,317)

Condensed statements of cash flows

	Years ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
				Note 3(c)
Net cash used in operating activities	—	—	—	—
Net cash used in investing activities	(34,913)	—	—	—
Net cash provided by financing activities	212	—	—	—
Effect of exchange rate changes on cash and cash equivalents	(1,602)	—	—	—

Net decrease in cash and cash equivalents	(36,303)	—	—	—
Cash and cash equivalents at beginning of year	36,303	—	—	—

Cash and cash equivalents at end of year	—	—	—	—

Supplement disclosure of cash flow information
Income tax paid	—	—	—	—

Where China Searches For True Love
世纪佳缘
jiayuan.com

Through and including                        , 2011 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

7,100,000 American Depositary Shares

Jiayuan.com International Ltd.

Representing 10,650,000 Ordinary Shares

BofA Merrill Lynch	Citi

CICC	Oppenheimer & Co.	Stifel Nicolaus Weisel

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.    Indemnification of Directors and Officers

        Cayman Islands law does not limit the extent to which a company's articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Island courts to be contrary to the public interest, such as providing indemnification against civil fraud or the consequences of committing a crime. The registrant's articles of association provide that each officer or director of the registrant shall be indemnified out of the assets of the registrant against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or wilful default.

        Pursuant to the form of indemnification agreement filed as Exhibit 10.3 to this registration statement, we will agree to indemnify our directors against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director of our company.

        The form of Underwriting Agreement filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.    Recent Sales of Unregistered Securities

        During the past three years, we have issued the securities listed below without registering the securities under the Securities Act. None of these transactions involved any underwriters' underwriting discounts or commissions or any public offering. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S or Rule 701.

Purchaser	Date of Issuance	Number of Securities Originally Issued	Number of Ordinary shares as Converted(1)	Consideration
Certain Employees and Officers	March 26, 2008	Option to purchase 44,400 ordinary shares of Harper	44,400	Exercise price of $1.045 per ordinary share
	April 18, 2008	Option to purchase 30,000 ordinary shares of Harper	30,000	Exercise price of $1.045 per ordinary share
	May 29, 2008	Option to purchase 120,000 ordinary shares of Harper	120,000	Exercise price of $1.045 per ordinary share
	January 1, 2009	Option to purchase 100,000 ordinary shares of Harper	100,000	Exercise price of $1.045 per ordinary share
	February 1, 2009	Option to purchase 300,000 ordinary shares of Harper	300,000	Exercise price of $1.045 per ordinary share
	April 20, 2009	Option to purchase 30,000 ordinary shares of Harper	30,000	Exercise price of $1.2563 per ordinary share

Purchaser	Date of Issuance	Number of Securities Originally Issued	Number of Ordinary shares as Converted(1)	Consideration
	July 1, 2009	Option to purchase 29,000 ordinary shares of Harper	29,000	Exercise price of $1.045 per ordinary share
	July 1, 2009	Option to purchase 3,000 ordinary shares of Harper	3,000	Exercise price of $1.2563 per ordinary share
	September 1, 2009	Option to purchase 57,000 ordinary shares of Harper	57,000	Exercise price of $1.045 per ordinary share
	October 12, 2009	Option to purchase 1,000,000 ordinary shares of Harper	1,000,000	Exercise price of $1.045 per ordinary share
	October 23, 2009	Option to purchase 50,000 ordinary shares of Harper	50,000	Exercise price of $1.2563 per ordinary share
	December 1, 2009	Option to purchase 120,000 ordinary shares of Harper	120,000	Exercise price of $1.2563 per ordinary share
	December 8, 2009	Option to purchase 50,000 ordinary shares of Harper	50,000	Exercise price of $1.2563 per ordinary share
	December 28, 2009	Option to purchase 30,000 ordinary shares of Harper	30,000	Exercise price of $1.2563 per ordinary share
	January 11, 2010	Option to purchase 10,000 ordinary shares of Harper	10,000	Exercise price of $1.2563 per ordinary share
	January 25, 2010	Option to purchase 30,000 ordinary shares of Harper	30,000	Exercise price of $1.2563 per ordinary share
	February 20, 2010	Option to purchase 2,000 ordinary shares of Harper	2,000	Exercise price of $1.2563 per ordinary share
	March 23, 2010	Option to purchase 50,000 ordinary shares of Harper	50,000	Exercise price of $1.2563 per ordinary share
	April 20, 2010	Option to purchase 5,000 ordinary shares of Harper	5,000	Exercise price of $1.2563 per ordinary share
	May 12, 2010	Option to purchase 40,000 ordinary shares of Harper	40,000	Exercise price of $1.2563 per ordinary share
	July 1, 2010	Option to purchase 288,500 ordinary shares of Harper	288,500	Exercise price of $1.2563 per ordinary share
	August 23, 2010	Option to purchase 10,000 ordinary shares of Harper	10,000	Exercise price of $1.2563 per ordinary share
	November 8, 2010	Option to purchase 20,000 ordinary shares of Harper	20,000	Exercise price of $1.2563 per ordinary share

Purchaser	Date of Issuance	Number of Securities Originally Issued	Number of Ordinary shares as Converted(1)	Consideration
	December 8, 2010	Option to purchase 5,000 ordinary shares of Harper	5,000	Exercise price of $1.2563 per ordinary share
	December 8, 2010	Option to purchase 350,000 ordinary shares of Harper	350,000	Exercise price of $5 per ordinary share
	December 15, 2010	Option to purchase 4,000 ordinary shares of Harper	4,000	Exercise price of $1.2563 per ordinary share
	December 15, 2010	Option to purchase 32,000 ordinary shares of Harper	32,000	Exercise price of $5 per ordinary share
	January 10, 2011	Option to purchase 5,000 ordinary shares of Harper	5,000	Exercise price of $5 per ordinary share
	January 15, 2011	Option to purchase 10,000 ordinary shares of Harper	10,000	Exercise price of $5 per ordinary share
	January 25, 2011	Option to purchase 1,000 ordinary shares of Harper	1,000	Exercise price of $5 per ordinary share
	January 26, 2011	Option to purchase 7,000 ordinary shares of Harper	7,000	Exercise price of $5 per ordinary share
	February 1, 2011	Option to purchase 59,000 ordinary shares of Harper	59,000	Exercise price of $5 per ordinary share
	February 9, 2011	Option to purchase 55,000 ordinary shares of Harper	55,000	Exercise price of $5 per ordinary share
	February 11, 2011	Option to purchase 10,000 ordinary shares of Harper	10,000	Exercise price of $5 per ordinary share
	February 14, 2011	Option to purchase 6,000 ordinary shares of Harper	6,000	Exercise price of $5 per ordinary share
	February 16, 2011	Option to purchase 5,000 ordinary shares of Harper	5,000	Exercise price of $5 per ordinary share
	February 21, 2011	Option to purchase 1,000 ordinary shares of Harper	1,000	Exercise price of $5 per ordinary share
	February 25, 2011	Option to purchase 1,000 ordinary shares of Harper	1,000	Exercise price of $5 per ordinary share
	February 28, 2011	Option to purchase 21,000 ordinary shares of Harper	21,000	Exercise price of $5 per ordinary share
	March 1, 2011	Option to purchase 1,000 ordinary shares of Harper	1,000	Exercise price of $5 per ordinary share

Purchaser	Date of Issuance	Number of Securities Originally Issued	Number of Ordinary shares as Converted(1)	Consideration
	March 7, 2011	Option to purchase 5,000 ordinary shares of Harper	6,000	Exercise price of $5 per ordinary share
	March 8, 2011	Option to purchase 1,000 ordinary shares of Harper	1,000	Exercise price of $5 per ordinary share
	March 10, 2011	Option to purchase 2,000 ordinary shares of Harper	2,000	Exercise price of $5 per ordinary share
	March 14, 2011	Option to purchase 1,000 ordinary shares of Harper	1,000	Exercise price of $5 per ordinary share
	March 21, 2011	Option to purchase 20,000 ordinary shares of Harper	20,000	Exercise price of $5 per ordinary share
	March 31, 2011	Option to purchase 1,000 ordinary shares of Harper	1,000	Exercise price of $5 per ordinary share
Two former employees	April 17, 2011	Option to purchase 75,000 ordinary shares of Jiayuan	75,000	Exercise price of $0.3 per ordinary share
Two former employees	April 17, 2011	Option to purchase 47,813 ordinary shares of Jiayuan	47,813	Exercise price of $1.045 per ordinary share
Consultant	December 15, 2010	Option to purchase 20,000 ordinary shares of Harper	20,000	Exercise price of $5 per ordinary share

(1)
Based on a one-to-one conversion ratio.

Item 8.   Exhibits and Financial Statement Schedules

a.
Exhibits

        See Exhibit Index beginning on page II-7 of this registration statement.

        The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of "materiality" that are different from "materiality" under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

        We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

b.
Financial Statement Schedules

        Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9.    Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on May 11, 2011.

Jiayuan.com International Ltd.
By:	/s/ HAIYAN GONG
Name:	Haiyan Gong
Title:	Director and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and on May 11, 2011.

Signature	Capacity

/s/ HAIYAN GONG Haiyan Gong	Director and Chief Executive Officer (principal executive officer)
* Yongqiang Qian	Director and Chairman
* JP Gan	Director
* Shang-Hsiu Koo	Chief Financial Officer (principal financial and accounting officer)
* Donald J. Puglisi	Authorized U.S. Representative

*By:	/s/ HAIYAN GONG Haiyan Gong Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.		Description of Exhibit
1.1	**	Form of Underwriting Agreement.
1.2	**	Form of Side Letter between the Registrant and Merrill Lynch, Pierce, Fenner & Smith Incorporated.
3.1	**	Amended and Restated Memorandum and Articles of Association of the Registrant dated January 26, 2011, as currently in effect.
3.2	**	Form of Second Amended and Restated Memorandum and Articles of Association of the Registrant (effective upon the closing of this offering).
4.1	**	Form of Ordinary Share Certificate.
4.2	#	Form of Deposit Agreement between the Registrant, Citibank, N.A., as depositary, and holder of the American depositary receipts.
4.3	#	Form of American depositary receipt evidencing American depositary shares (included in Exhibit 4.2).
4.4	**	Shareholders' Agreement dated January 26, 2011, among the Registrant and other parties therein.
4.5	†**	Shareholders' Agreement dated May 14, 2007, among Harper and other parties therein.
4.6	†**	Preferred Share Purchase Agreement dated April 16, 2007, among Harper and other parties therein.
5.1	**	Opinion of Maples and Calder regarding the issue of ordinary shares being registered.
8.1	**	Opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1).
8.2	**	Opinion of Paul, Hastings, Janofsky & Walker LLP regarding certain U.S. tax matters.
8.3		Opinion of Zhong Lun Law Firm regarding PRC tax matters.
10.1	**	2007 Share Incentive Plan dated April 16, 2007 (as amended), and form of Option Agreement.
10.3	**	Form of Indemnification Agreement between the Registrant and each of its directors.
10.4	**	Form of Confidentiality and Non-Competition Agreement among the Registrant and its officers and employees.
10.5	**	English translation of Form of Employment Agreement between the Registrant and the management of the Registrant.
10.6	†**	English translation of Loan Contract between Shanghai Miyuan and Haiyan Gong, dated July 10, 2007.
10.7	†**	English Translation of Loan Contract between Jiayuan Hong Kong and Haiyan Gong, dated November 12, 2010.
10.8	†**	English translation of Restated Agreement of Loan Agreement among Haiyan Gong, Xu Liu and Shanghai Miyuan, dated January 25, 2011.
10.9	**	English translation of Restated Agreement of Exclusive Technology License and Service Agreement between Shanghai Huaqianshu and Shanghai Miyuan, dated January 25, 2011.

Exhibit No.		Description of Exhibit
10.10	**	English translation of Exclusive Technology License and Service Agreement between Jiayuan Shanghai Center and Shanghai Miyuan, dated January 25, 2011.
10.11	†**
English translation of Amended and Restated Agreement of Exclusive Equity Transfer Option Agreement among Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu, Qingjun Zhu, Shanghai Miyuan and Shanghai Huaqianshu, dated January 25, 2011.
10.12	†**
English translation of Amended and Restated Agreement of Equity Pledge Agreement among Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu, Qingjun Zhu and Shanghai Miyuan, dated January 25, 2011.
10.13	†**
English translation of Amended and Restated Agreement of Shareholders' Voting Rights Entrustment Agreement among Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu, Qingjun Zhu, Shanghai Miyuan and Shanghai Huaqianshu, dated January 25, 2011.
10.14	**	English translation of Cooperative Operation Agreement among Shanghai Miyuan, Shanghai Huaqianshu and Jiayuan Shanghai Center, dated January 25, 2011.
10.15	**	English translation of Exclusive Technology License and Service Agreement between Beijing Huaqianshu and Beijing Miyuan, dated February 17, 2011.
10.16	†**
English translation of Exclusive Equity Transfer Option Agreement among Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu, Qingjun Zhu, Beijing Miyuan and Beijing Huaqianshu, dated February 17, 2011.
10.17	†**	English translation of Equity Pledge Agreement among Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu, Qingjun Zhu and Beijing Miyuan, dated February 17, 2011.
10.18	†**
English translation of Shareholders' Voting Rights Entrustment Agreement among Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu, Qingjun Zhu, Beijing Miyuan and Beijing Huaqianshu, dated February 17, 2011.
10.19	**	English translation of Exclusive Technology License and Service Agreement between Xique and Beijing Miyuan, dated February 17, 2011.
10.20	†**	English translation of Exclusive Equity Transfer Option Agreement among Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu, Qingjun Zhu, Beijing Miyuan and Xique, dated February 17, 2011.
10.21	†**	English translation of Equity Pledge Agreement among Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu, Qingjun Zhu and Beijing Miyuan, dated February 17, 2011.
10.22	†**	English translation of Shareholders' Voting Rights Entrustment Agreement among Haiyan Gong, Xu Liu, Yongqiang Qian, Cheng Li, Fuping Yu, Qingjun Zhu, Beijing Miyuan and Xique, dated February 17, 2011.
10.23	†**	English translation of Loan Agreement among Haiyan Gong, Yu Zhang and Beijing Miyuan, dated February 17, 2011.
10.24	†**	English translation of Loan Agreement among Haiyan Gong, Yu Zhang and Beijing Miyuan, dated February 17, 2011.
10.25	†**	English translation of 2011 Cooperation Agreement and Framework Contract for Search Engine Advertising between Shanghai Huaqianshu and Beijing Angran Time Advertising Co., Ltd., dated April 7, 2011.

Exhibit No.		Description of Exhibit
10.26	†**	English translation of www.hao123.com Advertisement Publishment Contract between Shanghai Huaqianshu and Beijing Tongzhou Kuxun Media Advertising Co., Ltd., dated December 30, 2010.
10.27	†**	English translation of Contract Transfer Agreement among Haiyan Gong, Xu Liu, Yongqiang Qian, Qingjun Zhu, Cheng Li, Fuping Yu, Yu Zhang, Beijing Miyuan and Shanghai Miyuan, dated April 5, 2011.
10.28	**
English translation of Contract Assignment Agreement among Haiyan Gong, Yongqiang Qian, Xu Liu, Cheng Li, Fuping Yu, Qingjun Zhu, Beijing Miyuan, Shanghai Miyuan and Beijing Huaqianshu, dated May 6, 2011.
10.29	**	English translation of Contract Assignment Agreement among Haiyan Gong, Yongqiang Qian, Xu Liu, Cheng Li, Fuping Yu, Qingjun Zhu, Beijing Miyuan, Shanghai Miyuan and Xique, dated May 6, 2011.
21.1	**	Subsidiaries of the Registrant.
23.1		Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company.
23.2	**	Consent of Maples and Calder (included in Exhibit 5.1).
23.3	**	Consent of Paul, Hastings, Janofsky and Walker LLP (included in Exhibit 8.2).
23.4		Consent of Zhong Lun Law Firm (included in Exhibit 99.2).
23.5	**	Consent of iResearch Consulting Group.
23.6	**	Consent of American Appraisal China Limited.
23.7	**	Consent of Jianzhang Liang, an independent director appointee.
23.8	**	Consent of Zhiwu Chen, an independent director appointee.
24.1	**	Powers of Attorney (included on signature page).
99.1	**	Code of Business Conduct and Ethics.
99.2		Legal Opinion of Zhong Lun Law Firm.

**
Previously filed.

†
Confidential treatment has been requested for portions of the document.

#
Incorporated by reference to the registration statement on Form F-6 (File No. 333-173756) filed with the Securities and Exchange Commission with respect to American depositary shares representing ordinary shares.